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Index to consolidated financial statements

As filed with the Securities and Exchange Commission on May 23, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

XUNLEI LIMITED
 (Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

4/F, Hans Innovation Mansion, North Ring Road
No. 9018 High-Tech Park, Nanshan District
Shenzhen, 518057
People's Republic of China
(86-755) 3391-2900
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(+1) 212-750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong (852) 3740-4700	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Class A Common shares, par value US$0.00025 per share(1)	US$100,000,000.00	US$12,880

(1)
American depositary shares issuable upon the deposit of the common shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                  ). Each American depositary share represents                           Class A common shares.

(2)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(3)
Includes Class A common shares that may be purchased by the underwriters pursuant to an over-allotment option. Also includes Class A common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A common shares are not being registered for the purpose of sales outside the United States.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. [Neither we nor the selling shareholders] may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                                         , 2014

                           American Depositary Shares

Xunlei Limited

Representing                           Class A common shares

This is an initial public offering of American Depositary Shares, or ADSs, of Xunlei Limited, or Xunlei. We are offering             ADSs [, and the selling shareholders are offering                           ADSs]. Each ADS represents                                        C lass A common shares, par value US$0.00025 per share. [We will not receive any proceeds from the sale of our ADSs by the selling shareholders.] Upon the completion of this offering, we will have a dual-class common share structure; our common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to                                        votes per share. We anticipate the initial public offering price of the ADSs will be between US$                           and US$                            per ADS.

We have applied for listing of our ADSs on the [NYSE/NASDAQ Global Market] under the symbol "XNET."

We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to Xunlei Limited, before expenses	US$	US$
[Proceeds to the selling shareholders, before expenses]	US$	US$

We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of                           additional ADSs from us at the public offering price less underwriting discounts and commissions to cover over-allotments.

The underwriters expect to deliver the ADSs to purchasers on or about                                        ,  2014.

Investing in our ADSs involves a high degree of risk. See "Risk factors" beginning on page 17.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan		Citigroup
Stifel

Oppenheimer & Co.

                           , 2014.

[Page intentionally left blank for graphics]

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                           2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk factors," before deciding whether to buy our ADSs. This summary and other sections of this prospectus contain (i) information from a report, referred to in this prospectus as the iResearch Report, which we commissioned from iResearch Consulting Group, or iResearch, a third-party market research firm, to provide certain information including the number of monthly active users of Xunlei Accelerator and (ii) information from other publicly available reports by China Internet Network Information Center, or CNNIC, Analysys International or iResearch, which are identified by the statement "according to CNNIC", "according to Analysys International" or "according to iResearch" in this prospectus, as appropriate, and include, among others, information from the iUser Tracker database of iResearch containing overall market data on the internet industry in China.

Our business

We are the 12th largest internet company in China, as measured by user base. According to iResearch, we had over 300 million monthly unique visitors in March 2014. Digital media content, such as video, music and games, is one of the most popular usages for internet users in China. We operate a powerful internet platform in China based on cloud computing to enable users to quickly access, manage, and consume digital media content. We are increasingly extending to mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage (set-top boxes and IPTV) to further expand our user base and offer our users a wider range of access points. We aspire to deliver superior user experience in ease of access, management and consumption of digital media content anywhere, anytime, and on any device.

We are the No. 1 acceleration product provider in China as measured by market share in March 2014, according to iResearch. To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through two core products and services:

•
Xunlei Accelerator, which enables users to accelerate digital transmission over the internet, is our most popular and free product, with approximately 142 million monthly active users in March 2014, according to the iResearch Report. Xunlei Accelerator enjoys a market share of 81.4% based on the number of launches among all transmission and acceleration products in China in March 2014, according to iResearch; and

•
Our cloud acceleration subscription services, delivered through products such as Green Channel, Offline Accelerator and Yunbo, offer users premium services for speed and reliability, with approximately 5.2 million subscribers as of March 31, 2014, up from approximately 1.1 million as of January 31, 2011.

Benefitting from the large user base for our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users' digital media content access and consumption needs including:

•
Xunlei Kankan, the 6th largest online video streaming platform in China, with monthly unique visitors of approximately 136.0 million in March 2014, according to iResearch. Users can watch what they want for free from our comprehensive content library;

•
Pay per view services, launched in the second half of 2012 and serving approximately 155,000 subscribers as of March 31, 2014, providing them with access to our premium content library of over 800 movies, primarily new releases. As of March 31, 2014, about 58% of our pay per view subscribers are also subscribers for our premium acceleration services, presenting opportunities for further cross-selling; and

•
Online game services, including web games and massive multiplayer online games, or MMOGs, offered on our gaming platform.

We are increasingly expanding our services to living room based internet devices and mobile devices, as part of our cloud-based home and mobile strategies. Starting in 2013, we began to pre-install our acceleration products in set-top boxes distributed by third-party hardware providers. As of March 31, 2014, we had accumulated an installed base of approximately 1,552,000 set-top boxes across China. We believe our living room strategy combined with our success on PC internet will provide a seamless user experience to access digital media content from any device. We also target to make our mobile applications the central user interface for accessing and managing digital media content in a synchronized manner. Since 2012, we entered into pre-installment service agreements with several mobile phone manufacturers, including a Xiaomi group company, pursuant to which we agree to provide our Xunlei mobile acceleration applications, and the mobile phone manufacturers agree to install such applications on their phones, free of charge. Xiaomi is a well-recognized smart phone brand in China and once such pre-installment arrangements are implemented, Xiaomi phone users will have access to our acceleration services, which could enhance our ability to generate more user traffic. These strategies and our compelling value proposition will provide us with the foundation to further grow our user base and allow our customers to access and enjoy digital media content regardless of device or location.

The technological backbone of our products and services is our cloud acceleration technology, comprised of a proprietary file locating system and massive file index database. Our technology enables us to support greater user expansion with incremental increases in server and bandwidth costs. This technology, based on distributed computing architecture, along with our indexing technology, enables users to access content in an efficient manner.

We have successfully monetized our large user base. We generate revenues primarily through the following services:

•
Cloud subscription services. We provide premium acceleration services for subscribers to enable faster and more reliable access to digital media content;

•
Online advertising services. We offer advertising services by providing marketing opportunities on our online video streaming websites and platform to our advertisers; and

•
Other internet value-added services. We offer multiple other value-added services to our users, including online games and pay per view services.

We have grown significantly in recent years. Our revenues increased from US$87.5 million in 2011 to US$148.2 million in 2012 and US$180.2 million in 2013. We had net loss attributable to Xunlei Limited of US$0.01 million in 2011 and net income attributable to Xunlei Limited of US$0.5 million in 2012 and US$10.7 million in 2013, respectively. Our revenues were US$41.3 million and US$41.2 million for the three months ended March 31, 2013 and 2014, respectively. We had net income attributable to Xunlei Limited of US$3.9 million for the three months ended March 31, 2013 and US$0.4 million for the same period in 2014.

Our industry

The proliferation of internet usage in China in recent years has made China the largest internet market in the world. According to China Internet Network Information Center, or CNNIC, the number of internet users in China had reached 618 million as of December 31, 2013. In addition, China had a broadband penetration rate of 88.8% among internet users as of December 31, 2012, according to iResearch. With the increasing internet penetration in China, several leading internet platforms have emerged and attracted large user base. According to iResearch, there are only 12 internet platforms in China with over 300 million monthly unique visitors, based on the data for the month ended March 31, 2014, including Xunlei.

As internet penetration continues to increase in China and throughout the world, digital media has proliferated, resulting in enormous amount of digital media content flow through the internet.

Online video.    Online video usage in China grew significantly in recent years after an initial lag caused by bandwidth limitations and software and hardware compatibility requirements. According to iResearch, the size of China's online video market, as measured by revenues, is expected to grow from 6.3 billion Renminbi, or RMB, in 2011 to RMB29.8 billion in 2016, representing a CAGR of 36.6%.

Online games.    Online gaming is one of the most popular online activities in China. According to iResearch, the size of China's online gaming market, as measured by revenues, is expected to grow from RMB53.4 billion in 2011 to RMB183.7 billion in 2016, representing a CAGR of 27.8%.

In addition to PC and mobile, TV is also emerging as a new outlet for internet consumption. According to Analysys International, the installed base of OTT (over-the-top) TVs in China, including smart TVs and TVs with smart set-top boxes connections, was 17.0 million as of December 31, 2012, and is expected to increase to 239.0 million as of December 31, 2016, representing a CAGR of 93.6%.

Although the internet has become the mainstream channel for accessing digital media content, challenges for data transmission still exist. The size of digital media content files continues to grow to provide better user experience, which generates significant demand and opportunities for accelerated data transmission. Increasing consumption of digital media content, especially data-intensive content, may cause latency and other network performance issues. In China, most of the internet traffic goes through the networks of three carriers, China Telecom, China Unicom and China Mobile, which form the internet backbone of the country. However, major subnets are operated by different carriers in each province with limited interconnectivity among the three carriers, which causes network congestion despite improving last mile access enabled by increasing bandwidth. As a result, internet users in China constantly seek advanced technologies to enhance the accessibility of internet content.

Our strengths

We believe the following key strengths contribute to our success and differentiate us from our competitors:

•
Leading consumer internet platform in China;

•
Large and loyal user base with a growing number of subscribers;

•
Highly scalable and cost-efficient distributed computing network;

•
Proven monetization track record; and

•
Culture of innovation and experienced management team.

Our strategies

Our mission is to become the leading technology company for internet users in China to access, manage and consume digital media content through internet-enabled devices. We intend to achieve this mission by pursuing the following strategies:

•
Continue to grow our user base and improve user engagement and retention through user experience enhancement;

•
Further monetize our large user base;

•
Endeavor to provide seamless cross device user access;

•
Strengthen relationships with strategic partners to further build our ecosystem;

•
Continue to focus on research and development and maintain our technological leadership; and

•
Selectively pursue business expansion via partnerships and acquisitions.

Our challenges

Our ability to achieve our mission and execute our strategies is subject to risks and uncertainties, including but not limited to those relating to our ability to:

•
continue developing innovative technologies in response to evolving user demand and maintain our technological leadership;

•
maintain and further monetize our user base, expand our subscription services and grow our subscriber base;

•
develop, maintain and protect intellectual property and other proprietary rights;

•
license and protect third-party intellectual property rights;

•
attract and retain qualified personnel;

•
maintain and develop relationships with advertisers;

•
successfully adapt our business model to changes in our industry; and

•
maintain control over our variable interest entities, which is based upon contractual arrangements rather than equity ownership.

Our history and structure

We commenced operations in January 2003 through the establishment of Shenzhen Xunlei Networking Technologies Co., Ltd., or Shenzhen Xunlei, in China. We established Xunlei Limited (formerly known as Giganology Limited) as our holding company in February 2005 in the Cayman Islands. Xunlei Limited directly owns Giganology (Shenzhen) Ltd., or Giganology Shenzhen, our wholly owned subsidiary in China established in June 2005.

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. The contractual arrangements between Giganology Shenzhen, Shenzhen Xunlei and its shareholders enable us to (1) exercise effective control over Shenzhen Xunlei; (2) receive substantially all of the economic benefits of Shenzhen Xunlei in consideration for the technical and consulting services provided and the intellectual property rights licensed by Giganology Shenzhen; and (3) have an exclusive option to purchase all of the equity interests in Shenzhen Xunlei when and to the extent permitted under laws and regulations of People's Republic of China, or PRC.

As a result of these contractual arrangements, we are considered the primary beneficiary of Shenzhen Xunlei, and we treat it as our variable interest entity, or VIE, under the generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In February 2011, we established a direct wholly owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established Xunlei Network Technologies Limited, or Xunlei Network HK, in Hong Kong, which is the direct wholly owned subsidiary of Xunlei Network BVI.

In November 2011, we established Xunlei Computer (Shenzhen) Co., Ltd. (also known as Thunder Computer (Shenzhen) Limited), or Xunlei Computer, in China, which is the direct wholly owned subsidiary of Xunlei Network HK.

The following diagram illustrates our corporate structure and subsidiaries and variable interest entities as of the date of this prospectus:

(1) Shenzhen Xunlei is our variable interest entity. Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang respectively own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei's equity interests.

(2) The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

In March 2014, we completed the first tranche of series E preferred shares financing, pursuant to which Xiaomi Ventures Limited, or Xiaomi Ventures, subscribed for 70,975,491 series E preferred shares for a total purchase price of US$200 million, or approximately US$2.8 per share. As of the date of this prospectus, Xiaomi Ventures holds approximately 27.2% of our total issued and outstanding shares on an as-converted basis. In addition, concurrent with the closing of Xiaomi Ventures' subscription, we issued warrants to Xiaomi Ventures with an exercise price of approximately US$2.8 per share. As of the date of this prospectus, Xiaomi Ventures is entitled to subscribe for up to 17,744,264 series E preferred shares upon exercise of the warrants. If we are unable to complete this offering by December 31, 2014, then such warrants are exercisable at Xiaomi Ventures' option starting from January 1, 2015 and ending on March 1, 2015. Xiaomi Ventures has agreed to subscribe for up to US$50 million of ADSs in this offering, subject to the discretion of Xunlei Limited and the lead underwriters as to the amount of ADSs that Xiaomi Ventures will get in this offering, if any, provided that the ADSs subscribed by Xiaomi Ventures will not account for more than 30% the total ADSs being offered and sold in the offering. In the event that the lead underwriters allocate any number of ADSs to Xiaomi Ventures with a total purchase price of no greater than US$50 million within 30% of the total number of ADSs being offered and sold in this offering, Xiaomi

Ventures will be obligated to purchase such ADSs at the initial public offering price no later than at the completion of this offering. Furthermore, Xiaomi Ventures or its designee has the right to subscribe for additional series E preferred shares for a total consideration of US$100 million within three months after the closing of the first tranche of series E preferred shares financing. Moreover, in relation to the first tranche of series E preferred shares financing, we also issued warrants to Skyline Global Company Holdings Limited, or Skyline, with an exercise price of approximately US$2.8 per share. As of the date of this prospectus, Skyline is entitled to subscribe for up to 3,406,899 series E preferred shares upon its exercise of the warrants. Such warrants are exercisable at Skyline's option no later than the pricing date of this offering or March 1, 2015, whichever is earlier.

In April 2014, we completed the second tranche of series E preferred shares financing with new investors, including King Venture Holdings Limited, or King Venture, an affiliated investment vehicle of Kingsoft Corporation Limited. As a result, King Venture subscribed for 31,939,676 series E preferred shares for a total purchase consideration of US$90 million, or approximately US$2.8 per share, and other investors subscribed for an aggregate number of 7,097,706 series E preferred shares for a total purchase consideration of US$20 million. As of the date of this prospectus, King Venture holds approximately 12.2% of our total issued and outstanding shares on an as-converted basis. The subscription for additional series E preferred shares upon exercise of subscription rights by Xiaomi Ventures or its designee were deemed to have been consummated simultaneously.

In April 2014, we repurchased shares from several existing shareholders. As of the date of this prospectus, we completed the repurchase of an aggregate number of 23,298,276 common shares and preferred shares.

Corporate information

Our principal executive offices are located at 4/F, Hans Innovation Mansion, North Ring Road, No. 9018 High-Tech Park, Nanshan District, Shenzhen, 518057, People's Republic of China. Our telephone number at this address is (86-755) 3391-2900. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is                                        .

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is                        . The information contained on our website is not a part of this prospectus.

Our Dual Class Share Structure

Upon the completion of this offering, we will have a dual class common share structure. Our ordinary shares will be divided into Class A common shares and Class B common shares. All of our outstanding ordinary shares held by Vantage Point Global Limited and Alden & Jasmine Limited, our co-founders' wholly owned companies, and series E preferred shares will be redesignated as Class B common shares. Holders of Class A common shares and Class B common shares will have the same rights including dividend rights, except that holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to                     votes per share. Due to the disparate voting powers attached to

these two classes, we anticipate that our existing principal shareholders will continue to collectively own approximately         % of the total voting power of our outstanding common shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. These shareholders will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or substantially all of our assets.

Implications of being an emerging growth company

As a company with less than US$1.0 billion in revenues for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

The offering

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs.
[ADSs offered by the selling shareholders]	ADSs.
ADSs outstanding immediately after this offering	ADSs (or ADSs, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).
Common shares outstanding immediately after this offering
We will adopt a dual class common share structure immediately upon the completion of this offering. As a result, we will have common shares (or common shares if the underwriters exercise their over-allotment option in full) outstanding immediately upon the completion of this offering, comprised of (i) Class A common shares, par value $0.00025 per share (or Class A common shares if the underwriters exercise their over-allotment option in full) and (ii) Class B common shares, par value $0.00025 per share. The Class B common shares outstanding immediately after the completion of this offering will represent % of the total outstanding share capital and % of the then total voting power (assuming the underwriters do not exercise the over-allotment option). Our co-founder and chief executive officer, Mr. Sean Shenglong Zou, will beneficially own Class A common shares and Class B common shares after the completion of this offering, which represent % of the then total voting power (assuming the underwriters do not exercise the over-allotment option).
The ADSs	Each ADS represents Class A common shares, par value US$0.00025 per share.
The depositary will hold the Class A common shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our Class A common shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A common shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A common shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Common shares
We will redesignate our common shares and convert our preferred shares into Class A common shares or Class B common shares, as applicable, immediately upon the completion of this offering. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to votes per share on most corporate matters. Immediately upon the completion of this offering, we will have Class B common shares outstanding.
We plan to issue Class A common shares represented by our ADSs in this offering.
Each Class B common share is convertible into one Class A common share at any time by the holder. Class A common shares will not be convertible into Class B common shares under any circumstance.
Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.
Use of proceeds
We plan to use the net proceeds we receive from this offering to invest in technology, infrastructure and product development efforts, to acquire digital media content and exclusive online game licenses and for other general corporate purposes, including working capital needs and potential acquisitions. See "Use of proceeds" for additional information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	We, our directors and executive officers, our existing shareholders and holders of [most of the options] to purchase our common shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or common shares or securities convertible into or exercisable or exchangeable for our ADSs or common shares for a period of 180 days following the date of this prospectus. Furthermore, all of our directors, executive officers, existing shareholders and holders of the options to purchase our common shares are restricted by our agreement with the depositary from depositing common shares in our ADS facility or having new ADSs issued to them during the same period. See "Underwriting" for more information.
Listing
We have applied to have the ADSs listed on the [NYSE/NASDAQ Global Market] under the symbol "XNET." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on .
Depositary
Reserved ADSs
At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons through a directed share program.
Risk Factors	See "Risk factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of common shares that will be outstanding immediately after this offering:

•
assumes conversion of all outstanding preferred shares into              Class A common shares and               Class B common shares immediately upon completion of this offering;

•
assumes no exercise of the underwriters' over-allotment option;

•
excludes              common shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$              per share; and

•
excludes              Class A common shares reserved for future issuances under our share incentive plans.

 Summary consolidated financial data

The following summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the summary balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the summary balance sheet data as of March 31, 2014 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

				For the Three Months Ended March 31,
	For the Year Ended December 31,
(in thousands of US$, except for share, per share and per ADS data)				2013 (unaudited)	2014 (unaudited)
	2011	2012	2013

Revenues, net of rebates and discounts	87,471	148,200	180,244	41,319	41,190
Business tax and surcharges	(5,569)	(7,679)	(5,650)	(1,245)	(1,192)

Net revenues	81,902	140,521	174,594	40,074	39,998
Cost of revenues	(48,068)	(84,012)	(93,260)	(20,783)	(23,864)

Gross profit	33,834	56,509	81,334	19,291	16,134
Operating expenses(1)
Research and development expenses	(12,142)	(20,357)	(28,832)	(6,093)	(7,079)
Sales and marketing expenses	(10,966)	(20,219)	(26,610)	(4,443)	(5,027)
General and administrative expenses	(18,601)	(18,474)	(23,073)	(4,409)	(6,068)

Total operating expenses	(41,709)	(59,050)	(78,515)	(14,945)	(18,174)

Net gain/(loss) from exchanges of content copyrights	4,742	4,666	1,020	(171)	826

Operating (loss)/income	(3,133)	2,125	3,839	4,175	(1,214)
Interest income	270	1,377	1,189	190	387
Interest expense	(339)	(1,400)	—	—	—
Other income, net	1,415	564	4,679	588	1,123
Shares of (loss)/income from equity investee	(7)	(45)	25	(23)	(56)

(Loss)/income before income tax	(1,794)	2,621	9,732	4,930	240
Income tax benefit/(expense)	1,783	(2,239)	647	(862)	(62)

				For the Three Months Ended March 31,
	For the Year Ended December 31,
(in thousands of US$, except for share, per share and per ADS data)				2013 (unaudited)	2014 (unaudited)
	2011	2012	2013

Net (loss)/income	(11)	382	10,379	4,068	178
Less: net loss attributable to non-controlling interest	(1)	(121)	(283)	167	(219)

Net (loss)/income attributable to Xunlei Limited	(10)	503	10,662	3,901	397

Beneficial conversion feature of series C convertible preferred shares from their modification	—	(286)	—	—	—
Deemed contribution from series C preferred shareholders	—	2,979	—	—	—
Contingent beneficial conversion feature of series C to a series C shareholder	—	—	—	—	(57)
Deem dividend to series D shareholder from its modification	—	—	—	—	(279)
Accretion of series D to convertible redeemable preferred shares redemption value	—	(3,509)	(4,300)	(1,060)	(1,153)
Accretion of series E to convertible redeemable preferred shares redemption value	—	—	—	—	(2,525)
Amortization of beneficial conversion feature of series E	—	—	—	—	(933)
Allocation of net income to participating preferred shareholders	—	—	(4,094)	(1,828)	—

Net (loss)/income attributable to Xunlei Limited's common shareholders	(10)	(313)	2,268	1,013	(4,550)
Weighted average number of common shares used in per share calculations
Basic	59,143,208	61,447,372	61,447,372	61,447,372	61,447,372
Diluted	59,143,208	61,447,372	76,065,898	75,901,980	61,447,372
Net (loss)/income attributable to holders of common shares of Xunlei Limited per common share
Basic	(0.00)	(0.01)	0.04	0.02	(0.07)
Diluted	(0.00)	(0.01)	0.01	0.01	(0.07)

				For the Three Months Ended March 31,
	For the Year Ended December 31,
(in thousands of US$, except for share, per share and per ADS data)				2013 (unaudited)	2014 (unaudited)
	2011	2012	2013

Net (loss)/income attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic
Diluted
Weighted average number of common shares used in pro forma per share calculations
Basic			172,400,906		245,012,554
Diluted			187,019,432		314,032,593
Pro forma earnings per common share (unaudited)(3)
Basic			0.06		0.00
Diluted			0.05		0.00
Pro forma earnings per ADS (unaudited)(2)
Basic
Diluted
Adjusted Article 11 pro forma net (loss)/income attributable to Xunlei Limited's common shareholders (unaudited)(4)
Basic			(6,994)		823
Diluted			(6,994)		636
Weighted average number of common shares used in adjusted Article 11 pro forma (loss)/earnings per share calculations (unaudited)(4)
Basic			260,757,736		260,757,736
Diluted			260,757,736		329,796,236
Adjusted Article 11 pro forma (loss)/earnings per common share (unaudited)(4)
Basic			(0.03)		0.00
Diluted			(0.03)		0.00

Notes:

(1)   Share-based compensation expenses were allocated in operating expenses as follows:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2013 (unaudited)	2014 (unaudited)
(in thousands of US$)	2011	2012	2013

Research and development expenses	898	1,085	973	235	191
Sales and marketing expenses	73	46	43	9	12
General and administrative expenses	1,128	1,102	1,080	84	859

Total share-based compensation expenses	2,099	2,233	2,096	328	1,062

(2)   Each ADS represents                           Class A common shares.

(3)   The unaudited pro-forma earnings per share give effect to our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. The unaudited pro forma presentation does not include (1) the series E preferred shares issued in April 2014, and (2) the repurchase transactions occurred in April 2014.

(4)   The unaudited adjusted Article 11 pro-forma net loss attributable to Xunlei Limited's common shareholders, loss per common share and weighted average number of common shares used in adjusted Article 11 pro forma loss per share calculation for the year ended December 31, 2013 give effect to (1) the series E preferred shares issued in March and April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. The unaudited adjusted Article 11 pro-forma net income attributable to Xunlei Limited's common shareholders, earnings per common share and weighted average number of common shares used in adjusted Article 11 pro forma earnings per share calculation for the three months ended March 31, 2014 give effect to (1) the series E preferred shares issued in April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. Please refer to our unaudited pro forma condensed consolidated financial information on pages P-17 and P-18 for additional information.

	As at December 31,		As at March 31,
(in thousands of US$)	2012	2013	2014 Actual, (unaudited)	2014(1) Pro forma (unaudited)	2014(2) Article 11 Pro forma as adjusted (unaudited)	2014(3) Pro forma as adjusted (unaudited)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	81,906	93,906	302,361	302,361	338,277
Short-term investments	6,523	40,993	32,339	32,339	32,339
Total current assets	163,830	193,781	385,409	385,409	421,325
Total assets	202,204	244,403	439,785	439,785	475,701

Accounts payables	31,834	39,820	36,922	36,922	36,922
Total current liabilities	79,544	105,385	100,961	100,961	101,018
Total liabilities	97,886	124,835	155,255	155,255	127,460

Mezzanine equity	35,990	40,290	157,443	—	—
Total Xunlei Limited's shareholders' equity	67,968	79,194	127,222	284,665	348,376

Non-controlling interest	360	84	(135)	(135)	(135)

Total liabilities and equity	202,204	244,403	439,785	439,785	475,701

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2013 (unaudited)	2014 (unaudited)
(in thousands of US$)	2011	2012	2013

Selected Cash Flow Statement Data:
Net cash generated from operating activities	18,277	59,914	85,533	16,590	15,019
Net cash used in investing activities	(36,875)	(49,490)	(78,352)	(18,179)	(5,130)
Net cash generated from financing activities	50,032	17,692	2,487	1,307	199,620
Net increase/(decrease) in cash and cash equivalents	31,434	28,116	9,668	(282)	209,509
Effect of exchange rate changes	562	441	2,332	169	(1,054)
Cash and cash equivalents at beginning of year/period	21,353	53,349	81,906	81,906	93,906
Cash and cash equivalents at end of year/period	53,349	81,906	93,906	81,793	302,361

(1)   on a pro forma basis to reflect the planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering, and the unaudited pro forma presentation does not include (1) the series E preferred shares issued in April 2014 and (2) the repurchase transactions occurred in April 2014.

(2)   on an Article 11 pro forma as adjusted basis to reflect (1) the series E preferred shares issued in April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. Please refer to the unaudited pro forma condensed consolidated financial information on page P-2 for additional information.

(3)   on a pro forma as adjusted basis to reflect (1) the planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares, (2) the issuance and sale of series E preferred shares in April 2014, (3) the repurchase transactions occurred in April 2014, and (4) the issuance and sale of             Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks related to our business

If we fail to continue the growth based on our current subscription-based, multiple-source revenue model, our business will be adversely affected.

We launched our core product, Xunlei Accelerator, in 2004 and cloud acceleration subscription services in 2009 to enable users to quickly access and consume digital media content. These cloud acceleration products have rapidly achieved nationwide popularity in the past few years. Coupled with our core products and services, we provide online video streaming services through Xunlei Kankan platform and other internet value-added services. Revenues from our cloud acceleration subscription services have significantly increased since 2009 while revenues from our online advertising and other internet value-added services have increased steadily over the years. We expect our growth trend to continue as we expand our subscriber base. However, due to the limited operating history of our current subscription-based, diversified multiple-source revenue stream business model, our historical growth rate may not be indicative of our future performance, especially if we are unable to continue to convert more users into subscribers. We also cannot assure you that we will grow at the same rate as we did in the past.

We may not be able to retain and grow our large user base, convert our users into subscribers of our premium services or maintain our existing subscribers and attract new subscribers.

We enjoy a large user base. Our platform had over 300 million monthly unique visitors in March 2014, according to iResearch. Xunlei Kankan attracted approximately 136.0 million monthly unique visitors in March 2014, according to iResearch. However, if we are unable to consistently provide our users with quality experience of quick and easy access to digital media content, or if users do not perceive our service offerings to be of value, or if we introduce new or adjust existing features or change the mix of digital media content in a manner that is not favorably received by them, we may not be able to retain our existing users.

We launched our cloud acceleration subscription services in March 2009, which have since then experienced substantial growth. The total number of our subscribers reached approximately 5.2 million as of March 31, 2014. However, we cannot assure you that we will be able to maintain and increase the number of our subscribers. For example, our efforts to provide greater incentives for our users to subscribe, including marketing activities to highlight the value of differentiated subscriber-only services, such as Green Channel and Offline Accelerator, may not continue to succeed. Our subscribers may stop their subscriptions or other spending on our products or services because we no longer serve their needs or if we are unable to successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, which would adversely impact our business, results of operations and prospects.

If we fail to keep up with the technological development and users' changing demands in the internet industry, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry is rapidly evolving and subject to continual technological changes. As the internet infrastructure continues to develop, the internet may become more easily accessible through alternative technological innovations in the future, which would make our existing products and services less attractive to our users. For example, an increasing number of users access the internet via devices other than PCs, including mobile phones and other hand-held devices, which requires us to upgrade our software and website to make our services easily accessible by users of mobile devices. Although as of the date of this prospectus, approximately 5% of our existing users access the acceleration and online streaming services through mobile devices, if our mobile-based services fail to become popular, we may lose those users and fail to attract new users, which may further adversely impact our growth. In addition, user demands for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia acceleration, online streaming and online games services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. If we do not upgrade our services in response to changes of users' demands in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demands may require substantial capital expenditures in product development and infrastructure. We are increasingly extending to mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage (set-top boxes and IPTV) to further expand our user base and offer our users a wider range of access points. To achieve this, we are continually developing and upgrading products and services and seeking strategic cooperation with hardware manufacturers which may require significant resources from us. If we fail to implement our strategy successfully, or if our innovations cannot respond to the needs of our users, our business, results of operations and prospects may be materially and adversely affected. Failure to keep up with technological developments may cause our services to become less attractive, which in turn may materially and adversely affect our business, results of operations and prospects.

We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management's attention and financial resources and adversely impact our business.

Our success depends, in large part, on our ability to operate our business without infringing, misappropriating or otherwise violating third-party rights, including third-party intellectual property rights. Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties' rights.

In May 2014, we entered into a content protection agreement with the Motion Picture Association of America, Inc., or MPAA, whose members include six major U.S. entertainment content providers. We have agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers' works. Among these content protection measures, we have agreed to (1) implement a filtering system that will be applied to these content providers' video content, (2) filter these content providers' video content prior to making any such content available to our users through our websites or client applications, (3) adopt state-of-the-art fingerprinting-based filtering technologies, (4) cooperate with these content providers going forward to ensure the effectiveness of our content protection measures, and (5) incorporate additional content protection measures to the extent that they are necessary to effectively protect against copyright infringement. Due to the technological complexities of such content protection measures, we may fail to satisfy certain obligations under such agreement for technological or other reasons which may be out of our control. Even if we comply with all of our obligations under the content protection agreement, the implementation of content protection measures may affect our users' experience or otherwise make our services and products less competitive than those of our competitors, which could in turn materially and adversely affect our business, financial condition and results of operations. In the event that the content protection agreement is terminated or we are otherwise deemed not to be fully compliant with its material terms, the content providers may initiate a lawsuit or other proceeding against us, including for any past claims that they might otherwise have made prior to entering into the agreement. In addition, other third party content providers may still initiate lawsuits or other proceedings against us.

In the ordinary course of our business, we receive written notices from third parties claiming that certain content in our network or on one or more of our websites infringe their copyrights and threatening to take legal actions against us. We have in the past received claims that content and games on our websites infringes third parties' copyrights and requesting us to cease distribution, marketing or displaying such content or games on our websites. Based on our knowledge, we do not think any such allegations are substantiated. However, claims alleging copyright infringement or other claims arising from the content accessible through our distributed computing network, or on our websites or through our other services, such as any potential legal proceeding initiated by MPAA members or the Motion Picture Association Inc., or MPA, with or without merit, may lead to damage awards and/or court orders, diversion of our management's attention and financial resources and negative publicity affecting our brand and reputation, and therefore adversely affect our results of operations and business prospects.

We were subject to a total of 176 lawsuits, 114 lawsuits, 72 lawsuits and 4 lawsuits in China for alleged copyright infringement in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. Approximately 96.4% of these lawsuits were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled as of March 31, 2014. Among these lawsuits, we have only lost three lawsuits where we were ordered to pay monetary damage in the amount of RMB56,350 (US$9,054). As of March 31, 2014, we accrued approximately US$1.0 million in litigation expenses related to cases filed before then, which included US$0.8 million in copyright infringment litigation. Such amounts included amounts owed pursuant to out-of-court settlements. As of March 31, 2014, we had 17 copyright infringement lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB16.3 million (US$2.6 million) and the majority of such amount relates to claims against the Gougou website.

The copyright infringement lawsuits pending against us involve claims alleging copyright infringement arising in connection with videos available on Xunlei Kankan and third-party content allegedly accessible through links provided by Gougou, a web search engine. In December 2010, we sold the domain name, trademark rights and copyright interests in software relating to Gougou to a third party. As part of the purchase agreement, the third-party buyer assumed all existing and future liabilities related to Gougou, including liabilities resulting from intellectual property claims by third parties, and agreed to indemnify us for any future losses from such liabilities. However, the risk remains that the buyer may either become unwilling or, through liquidation or other events, unable to honor its obligations under the purchase agreement to assume liabilities related to Gougou, in which case we may be held liable for any liabilities related to Gougou.

The premium acceleration services and other value-added services we provide to our subscribers may expose us to additional copyright infringement claims, which could materially and adversely affect our existing business model.

We provide subscribers limited space to temporarily store content downloaded on our servers for optimal acceleration performance. Subscribers may also request our cloud servers to transmit a file on their behalf and upload it to their properties. See "Business—Our Platform—Cloud accelerator—Subscription services." In addition, certain of our services allow users to upload files after they create accounts with us, converting the files into links and sharing such links with designated persons. We may be liable for transmitting or temporarily storing content or creating links representing content on behalf of our subscribers if such content infringes third-party intellectual property rights, and any such potential legal liabilities could materially and adversely affect our existing business model.

Our technologies, business methods and services, including those relating to our resource discovery network, may be subject to third-party patent claims or rights, such as issued patents or pending patent applications, that limit or prevent their use.

We cannot assure you that holders of patents purportedly relating to our resource discovery network, products or services, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Based on our own analysis, we do not believe that we are currently infringing any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Third parties may attempt to enforce such patents against us. Further, the application and interpretation of China's patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

The intellectual property protection mechanism we have implemented may not be effective or sufficient and may subject us to future litigation or result in our inability to continue providing certain of our existing services in China.

We may not have obtained licenses for all digital media content available via our services and the scope of the licenses we obtained for certain content may not be broad enough to cover all fashions we currently employ to distribute, market or display such content. For digital media content we have lawfully obtained from an authorized licensor, we may not be able to timely detect the expiration of the licensing period of certain of the content available via our services and disable access to such content via our services in a timely manner. We have been involved in litigations based on allegations from rights owners that we have infringed their copyright interests in such content. Assisted by our intellectual property team dedicated to copyright protection, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the content we license before it is released on Xunlei Kankan and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also "Business—Intellectual Property—digital media data monitoring and copyright protection" for more details. However, due to the significant amount of digital media content available on Xunlei Kankan, or accessible through our resource discovery network and other services, we generally do not seek to identify infringing content absent receiving any notice of infringement. In addition, we organize and recommend to our users, digital media content accessible through our services and provided on certain reputable audio-visual websites that have a cooperation relationship with us. As such, we may be exposed to the risk of copyright infringement liability in the event that such content has not been duly licensed to us or to the operators of those websites. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our inability to identify unauthorized content hosted on our website or servers, or accessible through our network has subjected us to, and is expected to continue to subject us to, claims of infringement of third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

The validity, enforceability and scope of protection of intellectual property in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of intellectual property infringement claims. The Supreme People's Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation provides that the courts will require service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they "should have known" to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users' infringement of third-party copyrights. This interpretation may subject us and other internet service providers to significant administrative burdens and litigation risks. See "Regulation—Regulation on Intellectual Property Rights." Interested parties may lobby for more robust intellectual property protection in jurisdictions in which we conduct business or may conduct business, and intellectual property laws in China and other such jurisdictions may become less favorable to our business. Intellectual property litigation may be expensive and time-consuming and could divert management attention and resources. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or seek royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain the required licenses on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or, in extreme cases, terminate some of our services. Any of such changes could materially affect our users' experience and in turn have a material adverse impact on our business.

We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our services in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and expect to continue to attract attention from intellectual property owners outside of China, despite our efforts to control access to our products and services by users outside China. For example, the Recording Industry Association of America filed a letter with the Office of the United States Trade Representative in November 2010 accusing certain of our divested or discontinued products of facilitating intellectual property infringement. Although we take steps to block IP addresses that are located in certain jurisdictions, including the United States, from accessing certain of our services, such efforts may not be technologically successful with 100% accuracy, and any unintended access to our services may increase our risk of becoming subject to copyright laws in such jurisdictions. Even if our efforts to block IP addresses located in the United States or other jurisdictions are successful, recent efforts to amend the laws in such jurisdictions, such as bills intended to expand the extraterritorial scope of the U.S. Copyright Act, may increase our risk of becoming subject to copyright laws in such jurisdictions. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards or "safe harbors" from claims in the United States for monetary relief for copyright infringement for certain entities that host user-uploaded content or provide information location tools that may link to infringing content, these safe harbors apply only to companies that comply with specified statutory requirements. We do not currently satisfy all of the statutory requirements of any DMCA safe harbor. If we are ever held to be subject to United States copyright law, that could increase our risk of direct or indirect copyright liability for our resource discovery, acceleration or other services. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website, (iii) discontinue products or services and/or (iv) seek royalty or license agreements that may not be available on commercially reasonable terms or at all.

We may not be able to prevent unauthorized use of our intellectual property or disclosure of our trade secrets and other proprietary information, which could reduce demand for our services and have material and adverse impact on our business, financial condition and results of operations.

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. Events that are outside of our control may pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in China and some other jurisdictions in which our services are distributed or made available through the internet. Also, the efforts we have made to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our competitiveness. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to conduct our business and harm our results of operations.

We seek to obtain patent protection for our innovations; however, it is possible that patent protection may not be available for some of these innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover our trade secrets and proprietary information, in which case we could not assert such trade secret rights against such parties. Any unauthorized disclosure or independent discovery of our trade secrets would deprive us of the associated competitive advantages. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

The success of our business depends on our ability to maintain and enhance a strong brand. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share.

We believe that maintaining and enhancing our Xunlei brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers, subscribers and paying users. Since the Chinese internet market is highly competitive, maintaining and enhancing our brand depends largely on our ability to retain a significant market share in China, which may be difficult and expensive.

We have developed our reputation and established a leading position by providing our users with a superior acceleration and video viewing experience. We will continue to conduct, various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or our marketing or promotion practices, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users and advertisers. Historically there has been negative publicity about our company, our products and services and certain key members of our management team, which has adversely affected our brand, public image and reputation. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected. Our operations rely on our networks and servers, which can suffer failures and business interruptions. Unexpected network interruption caused by system failures or computer viruses, for example, or any malfunction, capacity constraint or operation interruption for any extended period may have a material adverse impact on our business.

The satisfactory performance, stability, security and availability of our website and our network infrastructure are critical to our reputation and our ability to attract and retain users and advertisers. Our network provides a database of information regarding file index, advertising records, premium licensed digital media content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. A key element of our business is to generate a high volume of user traffic on our resource discovery network and Xunlei Kankan website. Accordingly, any failure to maintain the satisfactory performance, stability, security and availability of our network, website or technology platform may cause significant harm to our reputation and our ability to attract and maintain internet users, which may affect our users' interest in paying for our services and our advertisers' interest in advertising their products and services on our website. From time to time, our users in certain locations may not be able to gain access to our network or our website for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, internet connection problems or other reasons. Although we have not experienced an extended period of such server interruptions, power shutdowns or internet connection problems across our entire network, we cannot assure you that such instances will not occur in the future. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our network or website, could reduce the attractiveness of our service offerings. In addition, any substantial increase in the volume of traffic on our network or website will require us to increase our investment in bandwidth, expand and further upgrade our technology platform. Our network systems are also vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our network systems. As a result, any capacity constraints or operation interruptions for an extended period may have a materially adverse impact on our revenues and results of operations.

If we change advertising business model or fail to retain existing advertisers or attract new advertisers, our revenues may be materially and adversely affected.

Historically, we generate a substantial portion of our revenues from online advertising. Although the revenues generated from online advertising decreased by 22.3% from US$61.8 million in the year ended December 31, 2012 to US$48.0 million in the year ended December 31, 2013 and by 37.0% from US$11.9 million in the three months ended March 31, 2013 to US$7.5 million in the same period in 2014 after we discontinued delivering advertisements on Xunlei Accelerator to further improve our user experience and enhance user engagement on Xunlei Accelerator, we expect that the online advertising will continue to be an important revenue source generated from our video streaming services. Our large user base and relatively long user time spent on our website provide advertisers with a broad reach and optimal monetization results. We offer advertising services substantially through contracts entered into with third-party advertising agencies. We cannot assure you that we can continue to retain our advertising agencies and advertisers, or attract new advertising agencies and advertisers. The number of advertisers that use our online advertising services has dropped in the recent years. The number of advertisers decreased from 485 in 2011 to 420 in 2012 and 399 in 2013, and from 127 in the three months ended March 31, 2013 to 103 in the same period in 2014. If we cannot retain our existing advertisers or develop new advertisers in the future, our revenues generated from online advertising will be materially and negatively affected. In addition, if any advertising agencies or advertisers determine that their expenditures on our online video website do not generate expected returns, they may allocate a portion or all of their advertising budgets to others and reduce or discontinue business with us. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities. Failure to retain existing advertising agencies and advertisers or attract new advertising agencies and advertisers may materially and adversely affect our business, financial condition and results of operations.

A number of our advertisers are e-commerce companies and online game operators. The online game and e-commerce industries in China are rapidly evolving, and the growth of these industries and their demand for online advertising services is uncertain and may be affected by factors out of our control. We also have significant brand advertising and are seeking to further expand this portion of advertising. However, we cannot assure you that we will be able to retain existing advertising agencies and advertisers or attract more advertising agencies and advertisers for brand advertising, and if we fail to do so, our business, results of operations and prospects may be materially and adversely affected.

If the online advertising industry does not further grow in China, our profitability and prospects may be materially and adversely affected.

Many advertisers in China have limited experience with online advertising, have historically allocated an insignificant portion of their advertising budgets to online advertising and may consider online advertising a less attractive channel than traditional broadcast and print media in promoting their products and services. Our profitability and prospects largely depend on the continuing development of the online advertising industry in China and may be affected by a number of factors, many of which are beyond our control, including:

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development of a larger user base with demographic characteristics attractive to advertisers;

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our ability to keep up with technological innovation and improvements in the measurement of user traffic and online advertising;

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acceptance of online advertising as an effective marketing channel;

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changes in government regulations or policies affecting the online advertising industry; and

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increased internet usage in China.

We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulations by the relevant PRC governmental authorities including the State Council, the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, the General Administration of Press and Publication, Radio, Film and Television (established in March 2013 as a result of institutional reform integrating the State Administration of Radio, Film and Television, and the

General Administration of Press and Publication), or GAPPRFT, Ministry of Culture, or MOC and other relevant government authorities. Together these government authorities promulgate and enforce regulations that cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

A license for online transmission of audio-visual programs is required for the display of video content on our websites. See "Regulation—Regulation on online transmission of audio-visual programs." Shenzhen Xunlei, the operator of our online video streaming platform, has obtained a license for online transmission of audio-visual programs. The list of websites covered by such license has not included www.xunlei.com and the list of terminals has not included mobile and TV devices. In addition, the business categories as indicated in such license fail to cover all the business activities that we are currently engaging, such as the transmission of political news. We plan to apply for an update of our license for online transmission of audio-visual programs to cover the website of www.xunlei.com, the terminals of mobile devices and TVs and expanding the business categories to cover all of our current business activities. However, we cannot assure you that we will be able to obtain such updated license in a timely manner or at all. Due to our failure to update our license for online transmission of audio-visual programs, we may be given a warning, ordered to rectify our violations and/or fined up to RMB30,000. In severe cases, our license for online transmission of audio-visual programs may be revoked.

We source digital media content from various content providers, including China-based television and movie production studios, online video sites, media companies and online game companies. In dealing with content providers, we take a series of measures to monitor and protect copyright of such content. For details of such content monitoring and copyright protection measures, see "Business—Intellectual property—digital media data monitoring and copyright protection." However, we cannot guarantee that the content providers have the legal right to license us the content or are in full compliance with all the relevant PRC permits and licenses set forth by GAPPRFT, and the remedies provided by these content providers, if any, may not be sufficient to compensate us for potential regulatory sanctions imposed by GAPPRFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our website or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of the applicable regulations. We also source some audio-visual programs directly from foreign content providers. PRC law requires approval from GAPPRFT for introducing and broadcasting foreign movies and television programs into China. See "Regulation—Regulation on foreign movies and television programs." However, we have not obtained relevant approvals from GAPPRFT for introducing and broadcasting such foreign audio-visual programs. In practice, it is not uncommon for internet content providers in China to introduce and broadcast foreign audio-visual programs without such approvals. If at a later stage GAPPRFT or its local branch specifically determines and requires us to rectify and obtain the approvals for our introduction and online broadcasting of overseas audio-visual programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

Pursuant to the relevant PRC regulations promulgated by the State Council Information Office, or SCIO, internet news information service entities engaging in news publishing services, current political news bulletin board services or dissemination of current political news to the public via internet are required to obtain an internet news license from SCIO. See "Regulation—Regulation on internet news dissemination." The content we currently provide on our websites include some current political news from third party news providers. Currently we do not hold an internet news license from SCIO and we plan to apply for such internet news license. However, we cannot assure you that we will be able to obtain such license in a timely manner or at all. If we fail to obtain such license or fail to timely remove the current political news related content due to the large volume of content we provide, we may be ordered by SCIO or the local SCIO branches at the provincial level to cease any internet news services, and in severe cases, as determined by SCIO or the local SCIO branches in writing, MIIT may order us to cease all the internet information services or require the internet service provider to disconnect us from the internet.

If the PRC government considers that we were operating without the proper licenses or approvals or promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Concerns about collection and use of personal data could damage our reputation, deter current and potential users from using our services and substantially harm our business and results of operations.

Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries and affiliated entities are required to keep our users' personal information confidential and are prohibited from disclosing such information to any third parties without the users' consent. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People's Congress and MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results.

We apply strict management and protection to any information provided by users, and under our privacy policy, without our users' prior consent, we will not provide any of our users' personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving and concerns about the security of personal data could also lead to a decline in general usage of our products and services, which could lead to lower user numbers. For example, if the PRC government authorities require real-name registration by our users, our user numbers may decrease and our business, financial condition and results of operations may be adversely affected. See "—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related business and companies." In addition, we may become subject to the data protection or personal privacy laws of jurisdictions outside of China, where more stringent requirements may be imposed on us and we may have to allocate more resources to comply with the legal requirements, and our user numbers may further decrease. A significant reduction in user numbers could have a material adverse effect on our business, financial condition and results of operations.

We face risks relating to third parties' billing and payment systems.

We depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments of sales proceeds by subscribers and other paying users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to subscribers and other paying users of our products and services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our products and services. If there are security breaches or failure or errors in the payment process of these third parties, user experience may be affected and our business results may be negatively impacted.

Failure to timely collect our receivables from third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential third-party payment processors to pay us may significantly harm our cash flow and results of operations.

The channels for the payment of our services and products typically comprise of third-party online system, fixed phone line and mobile phone payment. Although we have been able to control our payment handling fees by encouraging our subscribers to use the third-party online system, which charges relatively less amount of handling fees compared with other payment channels, the subscribers may change their habits to make payments through mobile phones or other channels with higher costs. Approximately 32%, 36%, 18% and 18% of the payments were made by our subscribers via distribution channels such as mobile service operators in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. If a majority of subscribers use the mobile phone as their payment channels and the cost remains unchanged or even increases in the future, our cost of operations may significant increase. If we fail to minimize the associated payment handling fees and further diversify the payment channels, our business, prospects and results of operations may be adversely affected.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users and users may be discouraged from purchasing our internal mobile products, which may have an adverse effect on our business and results of operations.

If we are unable to collect accounts receivable in a timely manner or at all, our financial condition, results of operations and prospects may be materially and adversely affected.

A large portion of our advertising revenues are generated from a limited number of advertising agencies. We typically enter into advertising agreements with third-party advertising agencies that represent the advertisers, and under these agreements, the advertising fees are paid to us by the advertising agencies after we deliver our services. In consideration for the third-party advertising agencies' services, we pay them rebates based on the value of business they bring to us. Thus, the financial soundness of our advertisers and advertising agencies with whom we sign these advertising contracts may affect our collection of accounts receivable. We make a credit assessment of our advertisers and advertising agencies to evaluate the collectability of the advertising service fees before entering into any advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising agency or advertiser, as applicable, and any inability of advertisers or advertising agencies, especially those that accounted for a significant percentage of our amounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. Recently, the financial conditions of a limited number of our small to medium size advertising agency customers have deteriorated. This has adversely affected the collectability of our accounts receivables from them, and consequently lowered our operating margins and profits. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that we have business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

Our continual expansions based on our subscription-based revenue model would require more capital investment. However, we may not be able to generate sufficient returns and offset these additional capital investment, or to obtain sufficient capital to meet the additional capital requirements of these changes to our business.

In order to implement our development strategies to expand our infrastructure and services across internet-enabled devices, and to further accelerate the conversion of our users into subscribers, we will make continual capital investments in terms of acquiring additional bandwidth to support our subscription services and more research and development efforts into investigating user needs and more frequent updates to subscriber-only services. We may also need additional capital to purchase more content for our online content library. In addition, our plan to provide more diversified and enhanced value-added services, such as more exclusive online games offering, requires large amount of capital expenditures. Thus, we will continue to incur substantial capital expenditures on an ongoing basis, and it may become difficult for us to meet such capital requirements.

To date, we have financed our operations primarily through private placements of preferred shares to investors cash flow from operations and bank loans. However, if we fail to retain a sufficient number of new users, attract new subscribers and convert such users into paying users or subscribers, we may not be able to generate sufficient revenues, to cover our investment in various expansion efforts, and our business may be materially and adversely affected.

We may obtain additional financing, including from equity offerings and debt financings in capital markets, to fund the operation and planned expansion of our business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

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our future business development, financial condition and results of operations;

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general market conditions for financing activities by companies in our industry; and

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macroeconomic, political and other conditions in China and elsewhere.

If we cannot obtain sufficient capital to meet our capital expenditure needs, we may not be able to execute our growth strategies and our business, results of operations and prospects may be materially and adversely affected.

Our costs and expenses, such as bandwidth costs, content costs and research and development expenses, may increase and our results of operations may be adversely affected.

The operation of our extensive resource discovery network and our online video and online game business require significant upfront capital expenditures as well as continual, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, in equipment to increase our network capacity and in expanding the content library for our online video business. Most of our capital expenditures, such as expenditures on servers and other equipment and license fees for professionally produced digital media content, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees up front. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we over-estimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, content license fees and bandwidth and other costs are subject to change and are determined by market supply and demand. The market prices for professionally produced digital media content, especially popular movies, television serial dramas and other shows, have increased significantly in China during the past few years. Due to the improving monetization perspective of online video advertising, online video operators are generating more revenues and are competing aggressively to license popular movies, television serial dramas and other shows, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. Moreover, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced digital media content. These factors, together with our plan to expand our content library, will result in increased content costs. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our users and advertisers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users and advertisers, we may fail to achieve profitability.

We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business.

Before 2010, we mainly entered into non-exclusive agreements with smaller online game developers to operate their games on our websites. Starting in 2010, we started to enter into exclusive operating agreements with online game developers so that we can gain exclusive rights to certain online games and, in addition to offering these games on our own websites, also have the option of sub-licensing these games to other websites to diversify our game revenue stream. Exclusive arrangements of this type require more initial capital investment in acquiring operating rights for the games, and involve more business risks, such as risks associated with the potential failure to find appropriate sub-licensees for the games or failure to engage a sufficient number of game players to make these games profitable for us. We expect that we will continue to make investments to acquire operating rights under such exclusive operating arrangements. If we are unable to generate sufficient revenues in these markets to obtain sufficient return for our investments, our future results of operations and financial condition could be materially and adversely affected.

In addition, to operate online games in China, a variety of permits and approvals are required. For example, publication of online games, music works and other internet publishing activities are subject to the regulation of the GAPPRFT, which requires operators of online games and other internet publishing services to obtain an internet publication license prior to providing any such services. See "Regulation—Regulation on internet publication". Shenzhen Xunlei has obtained an internet publication license for the publication of internet games and is in the process of applying for expansion of the business scope therein to include the publication of music works and other internet publishing activities, and Xunlei Games Development (Shenzhen) Co., Ltd., or Xunlei Games, is in the process of applying for the internet publication license for its publication of online games. However, there is no assurance that we will be granted such licenses. Applicable regulations also specify that each online game must be screened and approved in advance by GAPPRFT before it is allowed to be launched online. Also, an imported online game should be approved in advance by MOC before its initial operation while a domestically developed online game should be filed with MOC within 30 days of commencing operations. See "Regulation—Regulation on online games." We license from online game developers and operate MMOGs, and we share profits with these developers. We require developers of certain online games to obtain the requisite approvals from GAPPRFT, and make the filings with MOC, for relevant online games. As of the date of this prospectus, most of our online games currently in operation exclusively by us have obtained GAPPRFT's approval and completed filing with MOC. However, we cannot assure you that we or such online game developers can obtain GAPPRFT's approvals or complete the filings with MOC for all the games in a timely manner or at all. If we or such online game developers fail to obtain these licenses, approvals or filings in a timely manner or at all, the relevant authority may challenge the commercial operation of our online games and determine that we are in violation of the relevant laws and regulations regarding online games, it would have the power to, among other things, levy fines against us, confiscate our income generated from operation of our online games and require us to discontinue our online game business.

We operate in a competitive market and may not be able to compete effectively.

We face significant competition in different areas of our business. Although we currently have a leading presence in the China market for cloud acceleration products and services, we cannot guarantee we will be able to maintain our leading position in the future. We may face potential competition from leading Chinese internet companies if they start to allocate resources and focus on the development in this business sector, such as Tencent and Baidu. With more entrants into the cloud acceleration business, aggressive price cutting by competitors may result in the loss of our existing subscribers. We may have to take actions to retain our user base and attract more subscribers, which could adversely affect our profitability. If we fail to compete effectively, our market share would decrease and our results of operations would be materially and adversely affected.

In addition, our Xunlei Kankan website competes with other major online video companies such as Youku.com, Tudou.com and iQiyi.com. We also face competition for advertising budgets of our advertisers from other internet companies and other forms of media.

Some of our existing or potential competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. If we are not able to effectively compete in any aspect of our business our overall user base may shrink, which will reduce the number of our subscribers or make us less attractive to advertisers, which would have a material and adverse effect on our business, financial condition and results of operations.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our services, particularly our resource discovery network and our online video website, which would materially and adversely affect our results of operations.

Our programs may contain programming errors that may only become apparent after their release, especially in terms of upgrades to, for example, Xunlei Accelerator or cloud acceleration subscription services. We receive user feedback in connection with programming errors affecting their user experience from time to time, and such errors may also come to our attention during our monitoring process. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively or in a timely manner. Undetected programming errors or defects may adversely affect user experience and cause our users to stop using our services and our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

Advertisements we display may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators' licenses or permits for their advertising business operations.

To fulfill these monitoring functions specified by the PRC laws and regulations set forth above, we employ several measures. Almost all of our advertising contracts require that advertising agencies or advertisers that contract with us: (i) must ensure the advertising content provided to us is true, accurate and in full compliance with PRC laws and regulations; (ii) ensure such content does not infringe any third-party's rights and interests; and (iii) indemnify us for any liabilities arising from such advertising content. In addition, a team of our employees reviews all advertising materials to ensure the content does not violate relevant laws and regulations before displaying such advertisements. However, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations, and we have occasionally received fines for certain inappropriate advertisements posted on Xunlei Kankan, and may be subject to similar fines and penalties in the future. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

We have granted, and may continue to grant share awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have granted share-based compensation awards, including share options and restricted shares, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. We adopted a share incentive plan on December 30, 2010, or the 2010 Plan, a second share incentive plan on November 18, 2013, as supplemented, or the 2013 Plan, and a third share incentive plan on April 24, 2014, as supplemented, or the 2014 plan. Under the 2010 Plan, we are authorized to issue a maximum number of 26,822,828 common shares of our company upon the exercise of the options or other types of awards (excluding an aggregate of 8,410,200 shares already issued to the directors who are our founders upon exercise of founder options, which grants were not covered under the 2010 Plan). As of the date of this prospectus, options to purchase a total of 21,374,267 common shares of our company were outstanding under the 2010 Plan. Under the 2013 Plan, we are authorized to issue a maximum number of 9,073,732 restricted shares to members of our senior management, counsel or consultant to our company. Under the 2014 Plan, we are authorized to issue a maximum number of 14,195,412 restricted shares to our directors, officers, employees and advisors or consultants to our company. As of the date of this prospectus, 6,767,618 restricted shares (excluding those forfeited) have been granted to certain executive officers and other employees under the 2013 Plan. We have not granted any award under the 2014 Plan as of the date of this prospectus. Our unrecognized share-based compensation expense amounting to US$18.5 million as of the date of this prospectus relates to the restricted shares granted under the 2013 Plan. Out of this amount, US$5.6 million of unrecognized share-based compensation expense is related to the restricted shares granted from January 1, 2014 to the date of this prospectus. All of these unrecognized expenses may be recognized upon completion of this offering if the vesting of these restricted shares is accelerated by the administrator of the 2013 Plan, and however, we have no plan to accelerate the vesting of the restricted shares upon the completion of this offering. See "Management—Share incentive plans" for detailed discussion.

After the completion of this offering, we will issue the equivalent number of Class A common shares upon the vesting and exercise of these options. The amount of these expenses is based on the fair value of the share-based compensation award we granted. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of incentive awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted shares and other share awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continual efforts and services of Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, and other members of our senior management team. If however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel in our industry is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement (including a non-compete provision) with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China's legal system.

In addition, while we often grant additional incentive shares to management personnel and other key employees after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial incentive share grant fully vests, especially if the value of the incentive shares have significantly appreciated in value relative to the exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired.

We may not be able to effectively identify or pursue targets for acquisitions or investment, and even if we complete such transactions, we may be unable to successfully integrate the acquired businesses into, or realize anticipated benefits to our business, which may adversely affect our growth and results of operations.

We expect to selectively acquire or invest in businesses that complement our existing business in the future. We may not, however, be able to identify suitable targets for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded.

Even if we complete the desired acquisitions or investment, such acquisitions and investment may expose us to new operational, regulatory, market and geographic risks and challenges, including:

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diversion of our management's attention and other resources from our existing business;

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our inability to maintain the key business relationships and the reputation of the businesses we acquire or invest in;

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our inability to retain key personnel of the acquired or invested company;

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uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

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failure to comply with laws and regulations as well as industry or technical standards of the markets into which we expand;

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our dependence on unfamiliar affiliates and partners of the companies we acquire or invest in;

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unsatisfactory performance of the businesses we acquire or invest in;

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our responsibility for the liabilities associated with the businesses we acquire, including those that we may not anticipate;

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our inability to integrate acquired technology into our business and operations;

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our inability to develop a successful business model and to monitize and generate revenues from the businesses we acquire; and

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our inability to maintain internal standards, controls, procedures and policies.

Any of these events could disrupt our ability to manage our business. These risks could also result in our failure to derive the intended benefits of the acquisitions or investments, and we may be unable to recover our investment in such initiatives or may have to recognize impairment charges as a result.

Furthermore, the financing and payment arrangements we use in any acquisition could have a negative impact on you as an investor, because if we issue shares in connection with an acquisition, your holdings could be diluted. Moreover, if we take on significant debt to finance such acquisitions, we would incur additional interest expenses, which would divert resources from our working capital and potentially have a material adverse impact on our results of operations.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies went into a recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including China's. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. The mobile internet products and services industry may be affected by economic downturns. A prolonged slowdown in the world economy, including in the Chinese economy, may lead to a reduced amount of mobile internet advertising, which could materially and adversely affect our business, financial condition and results of operations. Certain of our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations.

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of Chinese economy.

Our operations depend on the performance of the internet infrastructure in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. In China, almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province for network-related services. On the one hand, if the internet industry in China does not grow as quickly as expected, our business and operations will be negatively affected. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our network and website regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed. On the other hand, if the internet industry grows faster than expected and we cannot react to the market demands in a timely manner in terms of our research and development effort, the user experience and the attractiveness of our services may be harmed, which will negatively impact our business and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We will be subject to reporting obligations under the U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness, one significant deficiency and other control deficiencies, each as defined in the standards established by U.S. Public Company Accounting Oversight Board, in our internal control over financial reporting as of December 31, 2013.

The material weakness identified related to the lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency related to the lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Following the identification of the material weakness, significant deficiency and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of our proposed remedies, see "Management's discussion and analysis—Internal control over financial reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending

December 31, 2015. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to timely achieve and maintain the adequacy of our internal controls, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters such as earthquakes and health epidemics and other outbreaks, which could significantly disrupt our operations.

Our operations may be vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our users and could decrease demand for our products. Because we do not carry property insurance and significant time could be required to resume our operations, our financial position and results of operations could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be adversely affected by the outbreak of influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations.

Risks related to our corporate structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors' mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. For example, foreign investors' equity interests in value-added telecommunication service providers may not exceed 50%. In addition, foreign investors are prohibited from investing in or operating entities engaged in, among others, internet cultural operating service (including online game operation services), internet news service, and production and online transmission of audio-visual programs service. We are a Cayman Islands company and Giganology Shenzhen and Xunlei Computer, our PRC subsidiaries, are considered foreign-invested enterprises. Accordingly, neither of these two PRC subsidiaries is eligible to provide value-added telecommunication services and the aforementioned internet related services in China. As a result, we conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct our resource discovery network, online video, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei's operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see "Corporate history and structure."

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our variable interest entities in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with Shenzhen Xunlei and its shareholders to operate our business in China. If we had direct ownership of Shenzhen Xunlei, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Shenzhen Xunlei and its shareholders' performance of their contractual obligations to exercise effective control. In addition, our operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen's unilateral termination right and may be extended as requested by Giganology Shenzhen. In general, none of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Shenzhen Xunlei may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to our contractual arrangements with Shenzhen Xunlei and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See "Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business." Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over Shenzhen Xunlei.

Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. As of the date of this prospectus, Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, owns 76% of the equity interest in Shenzhen Xunlei, our variable interest entity. Under the equity pledge agreement among Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee

Shenzhen Xunlei and its shareholders' performance of their respective obligations under the related contractual arrangements. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. If any of the shareholders of Shenzhen Xunlei, especially Mr. Sean Shenglong Zou due to his significant equity interest in Shenzhen Xunlei, fails to perform his or her obligations under the contractual arrangements, we may have to enforce these agreements to transfer his or her equity interests to another appointee of Giganology Shenzhen.

Moreover, the exercise of call options under the equity interests disposal agreement, the intellectual properties purchase option agreement and certain other contractual arrangements will be subject to the review and approval of competent governmental authorities and incur additional expenses.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be adversely affected.

Contractual arrangements with our variable interest entity may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See "Regulations—Regulation on tax—PRC enterprise income tax." We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China, and Shenzhen Xunlei, our variable interest entity in China and its shareholders, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei were not entered into on an arm's-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei, for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei's tax liabilities increase significantly or if it is required to pay interest on late payments.

The shareholders of Shenzhen Xunlei may have potential conflicts of interest with us, which may materially and adversely affect our business.

Sean Shenglong Zou, Hao Cheng, Fang Wang, Jianming Shi and Guangzhou Shulian Information Investment Co., Ltd. are shareholders of Shenzhen Xunlei. We provide no incentives to the shareholders of Shenzhen Xunlei for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to the currently effective equity option agreements between us and these shareholders.

As a director and executive officer of our company, Mr. Zou and Mr. Cheng each has a duty of loyalty and care to us under Cayman Islands law. We are not aware that other publicly listed companies in China with a similar corporate and ownership structure as ours have brought conflicts of interest claims against the shareholders of their respective variable interest entities. However, we cannot assure you that when conflicts arise, the shareholders of Shenzhen Xunlei will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Shenzhen Xunlei, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries, to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and in the future, we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries including Giganology Shenzhen and Xunlei Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our variable interest entity, as well as the intellectual property framework agreement between Xunlei Computer and Shenzhen Xunlei, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. As of March 31, 2014, we had cash or cash equivalents of approximately RMB474.3 million (US$77.1 million) and US$10.7 million located within the PRC, of which RMB396.9 million (US$64.5 million) is held by Shenzhen Xunlei and its subsidiaries. The transfer of all the cash or cash equivalents is subject to PRC government's restrictions on currency conversion.

Under PRC laws and regulations, Giganology Shenzhen and Xunlei Computer, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as Giganology Shenzhen and Xunlei Computer are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations."

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and variable interest entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we receive from this offering in the manner described in "Use of proceeds," as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or variable interest entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

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capital contributions to our PRC subsidiaries, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

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loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their respective activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

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loans by us to our variable interest entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. The business scopes of Giganology Shenzhen and Xunlei Computer include "technical services," which we believe permits Giganology Shenzhen to purchase or lease servers and other equipment for its own technical data and research and to provide operational support to our variable interest entities.

However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

We may lose the ability to use and enjoy assets held by our affiliated PRC entities that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable interest entities, these entities hold certain assets that are important to the operation of our business, including patents for the proprietary technology and related domain names and trademarks. If any of our variable interest entity or its subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our variable interest entity and its subsidiaries may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks related to doing business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth.

These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Giganology Shenzhen is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We believe that our patents, trademarks, trade secrets, copyrights, and other intellectual property are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

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We only have contractual control over our resource discovery network and Xunlei Kankan. We do not own the resource discovery network or the Xunlei Kankan website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations. For example, we are providing mobile applications to mobile device users free of charge and we do not believe we need to obtain a separate operating license in addition to the operating licenses for the value added telecommunications service, or the ICP License, which we have already obtained. Although we believe this is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future and if so, we may not qualify or succeed in obtaining such license.

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New laws and regulations may be promulgated that will regulate internet activities, including online video, online games and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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In June 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, or the Online Game Measures, which became effective on August 1, 2010. The Online Game Measures provide that any entity engaging in online game operation activities should obtain an Online Culture Operating Permit and must meet certain requirements such as a minimum amount of the registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. There exist uncertainties on MOC's interpretation and implementation of these measures. If MOC determines in the future that such Online Culture Operating Permit or relevant requirement apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For example, in September 2009, GAPPRFT and the National Office of Combating Pornography and Illegal Publications jointly published a notice, or Circular 13, which expressly prohibits foreign investors from participating in internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Other government agencies with substantial regulatory authority over online game operations and foreign investment entities in China, such as MIIT and MOC, did not join GAPPRFT in issuing Circular 13. While Circular 13 is applicable to us and our online game business on an overall basis, to date, GAPPRFT has not issued any interpretation of Circular 13 and, to our knowledge, has not taken any enforcement action under Circular 13 against any company that relies on contractual arrangements with affiliated entities to operate online games in China. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of internet business.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for videos and other digital media content that are displayed on our platform.

China has enacted regulations governing telecommunication service providers, internet and wireless access and the distribution of news and other information. Under these regulations, internet content providers, or ICPs, like us, are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations. If an ICP finds that prohibited content is transmitted on its website or stored in its electronic bulletin service system, it must terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP License and other required licenses and the closure of the offending websites. Cloud network operators or website operators may also be held liable for prohibited content displayed on, retrieved from or linked to such network or website. Since December 2009, the Chinese government has been increasing its efforts on cracking down inappropriate content disseminated over the internet and wireless networks.

Subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us. In addition, we may not be able to control or restrict all of the digital media content generated or placed on our network by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content on our network or website objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or website, including a suspension or shutdown of our operations. The enforcement activities may be intensified in connection with any ongoing government campaigns. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on the dissemination of pornographic content on the internet in China. As a result, various literary and visual and audio content websites, including certain widely known websites, were subject to administrative penalties ranging from fines to proposed license revocation to suspension of website operations, due to unhealthy and indecent content on these websites. We conducted an internal compliance investigation in order to ensure that the content transmitted by our products are in compliance with the standards set out by the authorities. As of the date of this prospectus, we have not received any warning or order from any government authorities. However, we cannot be sure that our internal investigation was sufficient to remove all content that may be viewed unhealthy, indecent or otherwise problematic. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for acceleration or online video streaming services are revoked, our reputation would be harmed and if the operation of our acceleration or online video streaming services is suspended, our revenues and results of operation may be materially and adversely affected.

We may be sued by our game players and held liable for losses of virtual assets by such players, which may negatively affect our reputation and business, financial condition and results of operations.

While playing online games or participating in other online activities, players acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets may be important to online game players and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities.

Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and ordered online game operators to return the lost virtual items to game players or pay damages and losses. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Non-compliance with the laws or regulations governing virtual currency may result in penalties that could have a material adverse effect on our online games business and results of operations.

The issuance and use of "virtual currency" in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. In January 2007, the Ministry of Public

Security, MOC, MIIT and GAPPRFT jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, MOC and the Ministry of Commerce jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. Furthermore, MOC issued the Online Game Measures in June 2010, which provides, among other things, that virtual currency issued by online game operators may only be used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

We issue virtual currency to our clients for them to purchase various items to be used in online games and premium services. Although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange a virtual currency transaction, then we may be deemed to be engaging in the issuance of virtual currency and we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed "transaction service" activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our online games business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. Although we believe that we are generally in compliance with such requirements and have taken adequate measures to prevent any of the above-mentioned prohibited activities, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could materially and adversely affect our online games business and results of operations.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase user traffic to Xunlei Kankan or the number of users to our online games.

The PRC government has, in recent years, intensified regulation on various aspects of the internet industry in China. For example, in January 2011, MIIT and seven other PRC central government authorities jointly issued a circular entitled Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games, under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing their online games and are required to monitor the online game activities of minors and suspend the accounts of minors if so required by their parents or guardians. These restrictions could limit our ability to increase our online game business among minors. See "Regulation—Regulation on anti-fatigue system, real-name registration system and parental guardianship project." Failure to implement these restrictions, if detected by the relevant government agencies, may result in fines and other penalties for us, including the shutting down of our online games operations and license revocation. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected.

In addition, the PRC government has tightened its regulation of internet cafes in recent years. In particular, a large number of unlicensed internet cafes have been closed. The PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Furthermore, the PRC government's policy, which encourages the development of a limited number of national and regional internet cafe chains and discourages the establishment of independent internet cafes, may slow down the growth of internet cafes in China. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration for Industry and Commerce issued another notice, suspending the issuance of new internet cafe licenses. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new internet cafes in 2007. In 2008, 2009 and 2010, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, issued several notices that provide various ways to strengthen the regulation of internet cafes, including investigating and punishing internet cafes that accept minors, cracking down on internet cafes without sufficient and valid licenses, limiting the total number of internet cafes and approving internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over internet cafes and online games. Although currently most of our users access and consume our products and services from their own devices, if internet cafes become one of the main venues for our users to access our website or online games, any reduction in the number, or any slowdown in the growth, of internet cafes in China could limit our ability to maintain or increase user traffic to Xunlei Kankan or the number of users for our online games.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

Our financial statements are expressed in U.S. dollars, and most of our assets, costs and expenses are denominated in Renminbi. Substantially all of our revenues were denominated in Renminbi. We principally rely on dividends and other distributions paid by our subsidiaries in China which are denominated in Renminbi. Our results of operations and the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in Renminbi, any depreciation of the Renminbi against the U.S. dollar could result in a reduction in the value of our Renminbi denominated assets. Similarly, should we repatriate any portion of the net proceeds to us from this offering or cash from other offshore financing activities into China, such amount would also be affected by shifts in the exchange rate between the Renminbi and the U.S. dollar. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any forward contracts to hedge our exposure to Renminbi-U.S. dollar exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entity may be used to pay off debt in a currency other than the Renminbi owed by our PRC subsidiaries and variable interest entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If our variable interest entity liquidates, the proceeds from the liquidation of its assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of the M&A Rules remains unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, rules and regulations:

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CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and

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given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules and (ii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to this regulation, we are not required to submit an application to CSRC for its approval of the listing and trading of our ADSs on the [NYSE/NASDAQ Global Market].

Our PRC legal counsel also advised that because there has been no official interpretation or clarification of the M&A Rules since adoption, there is uncertainty as to how these rules will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC (although to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties), delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress on August 30, 2007 and took effect on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the Ministry of Commerce before they can be completed. In addition, according to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current definitive plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

These foreign exchange regulations provide that PRC residents include both PRC citizens and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to China. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have completed the registration and amendment registration with the local SAFE branch in relation to all our previous private financings and their subsequent ownership changes by April 2012 as required under the SAFE regulations and are in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to their ownership changes in our Company after April 2012. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiaries, limit our PRC subsidiaries' ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Furthermore, because of the uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People's Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options will be subject to these regulations upon the completion of this offering. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute dividends to us, or otherwise materially adversely affect our business.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties on the reporting and consequences on private equity financing transactions, private share exchange transactions and private transfer of shares, including private transfer of public shares, in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company in a non-public market, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. However, the term "Indirect Transfer" is not clearly defined, and it is understood that the relevant PRC tax authorities have the authority to request information on a wide range of foreign entities that have no direct contact with the PRC. Moreover, the tax authorities have not yet promulgated any formal provisions or made any formal announcement as to the procedure for reporting an Indirect Transfer to the relevant tax authority. In addition, there are no official interpretations concerning how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Given the aforementioned uncertainties with respect to the interpretation and application of the SAT Circular 698, we cannot determine whether our offshore transactions where non-resident investors were involved should be subject to the SAT Circular 698, nor can we identify the filing procedures related thereto. Therefore, neither we nor our non-resident investors have undertaken the filing formalities for our offshore transactions. Nevertheless, SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore transactions where non-resident investors were involved. The PRC tax authorities may request non-resident investors to conduct a filing regarding the transactions and request our PRC subsidiaries to assist in the filing. In addition, if the tax authorities consider that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and recharacterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% and our relevant subsidiaries or variable interest entities may be held liable for paying such tax. SAT Circular 698 also provides that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to a related party at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment to the taxable income of the transaction. As a result, we and our non-resident investors may be at risk of being taxed under SAT Circular 698 and may have to expend additional resources and costs to comply with SAT Circular 698 or to establish that we and our non-resident investors should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or non-resident investors' investments in us.

Discontinuation or reduction of any of the preferential tax treatments or other government incentives available to us in the PRC, or imposition of any additional PRC taxes could adversely affect our financial condition and results of operations.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law which became effective in January 2008, or the EIT Law, the statutory enterprise income tax rate is 25%. The EIT Law permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and provides tax incentives, subject to various qualification criteria. Pursuant to the circular, the income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 were 24% for 2011 and are 25% starting from 2012. The EIT Law and its implementation rules also permit qualified "high and new technology enterprises," or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Shenzhen Xunlei, our variable interest entity, obtained its HNTE certificate in February 2011 with a valid period of three years and will apply for the renewal of the HNTE certificate in June 2014. In addition, the PRC government has provided various incentives to accredited "software enterprise" incorporated in the PRC in order to encourage development of the software industry. In December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the years of 2013 and 2014. Xunlei Computer has been accredited as a "software enterprise" and become profitable since 2013 and thus enjoys a two-year income tax exemption for 2013 and 2014 and a 50% income tax reduction for 2015, 2016 and 2017. Moreover, local governments have adopted incentives to encourage the development of technology companies. As approved by the relevant local tax authority, our wholly-owned subsidiary, Giganology Shenzhen, and our variable interest entity, Shenzhen Xunlei, were further exempt from enterprise income tax from the first year of profitable operation and are subject to phase-out tax reduction thereafter. Xunlei Computer and Shenzhen Xunlei currently benefit from the tax incentives. See "Management's discussion and analysis of financial condition and results of operation—Taxation." We also benefited from government incentives in the form of cash subsidies in 2011.

Preferential tax treatment and other government incentives granted to Xunlei Computer and Shenzhen Xunlei by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatment currently available to us and our wholly-owned PRC subsidiaries will cause our effective tax to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." On April 22, 2009, the SAT issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. See "Regulation—Regulations on Tax—PRC enterprise income tax." Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not to those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Xunlei Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Xunlei Limited meets all of the conditions above. Xunlei Limited is a company incorporated outside the PRC. As a holding company, Xunlei Limited's key assets are located, and records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe Xunlei Limited should be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in the relevant SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to Xunlei Limited, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could increase our tax burden and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new "resident enterprise" classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends paid by us to our foreign investors and gains on the sale of our ADSs or common shares by our foreign investors may be subject to taxes under PRC tax laws.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or common shares by such investors is subject to PRC tax, at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a "PRC resident enterprise," dividends paid on our common shares or ADSs, and any gain realized from the transfer of our common shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation (which in the case of dividends would be withheld at source). It is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a "PRC resident enterprise." If any PRC tax were to apply to such dividends or gains of non-PRC individual investors, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether, if we are considered a PRC "resident enterprise," holders of our ADSs or common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (and we do not expect to withhold at treaty rates if any withholding is required). If dividends payable to our non-PRC investors, or gains from the transfer of our common shares or ADSs by such investors are subject to PRC tax, the value of your investment in our common shares or ADSs may be adversely affected.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China's overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantiated operations within the Peoples' Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor's work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Proceedings instituted recently by the SEC against certain PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our company, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. In December 2012, the SEC instituted administrative proceedings against certain PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our company, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. We may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. Our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act, as amended, or the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after the completion of this offering, delisting of our common stock from the [NYSE/NASDAQ Global Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks related to this offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We will apply for our ADSs to be listed on the [NYSE/NASDAQ Global Market]. Our common shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies' securities after their offerings, including companies in the internet businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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regulatory developments affecting us, our advertisers or our industry;

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announcements of studies and reports relating to our services or those of our competitors;

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changes in the economic performance or market valuations of other internet companies in China;

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actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

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changes in financial estimates by securities research analysts;

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conditions in the internet or online advertising industry in China;

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announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

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additions to or departures of our senior management;

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fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

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sales or perceived potential sales of additional shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their common shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                           per ADS, representing the difference between an initial public offering price of US$                           per ADS, the midpoint of the estimated initial public offering price range, and our net tangible book value per ADS as of March 31, 2014, after giving effect to the issuance of common shares upon our co-founders' exercise of their vested options, the automatic conversion of our various classes of preferred shares immediately upon the completion of this offering and net proceed to us from this offering. In addition, you may experience further dilution to the extent that our common shares are issued upon the exercise of share options.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                                        Class  A common shares outstanding represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

Upon completion of this offering, certain holders of our common shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and variable interest entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

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recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

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impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of civil liabilities."

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management has discretion as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We intend to use the net proceeds of this offering for, among other things, establishing a customer service center and cloud computing data centers to better serve our subscribers, acquiring digital media content and exclusive online game licenses, investing in technology, infrastructure and product and service development efforts and other general corporate purposes. However, our management will have considerable discretion in the application of the net proceeds received by us. For more information, see "Use of proceeds." You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Upon the completion of this offering, we plan to divide our common shares into Class A common shares and Class B common shares. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to                           votes per share. We will issue Class A common shares represented by our ADSs in this offering. We will re-designate                                         of our issued and outstanding common shares and preferred shares as Class B common shares. Due to the disparate voting powers attached to these two classes, we anticipate that our existing principal shareholders will collectively own approximately                           % of the total voting power of our outstanding common shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. Such shareholders will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, our founder and chief executive officer, Mr. Sean Shenglong Zou, and his affiliates will own approximately                           % of our outstanding common shares, representing                           % of our total voting power after this offering. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our common shares and ADSs.

We plan to adopt an amended and restated memorandum and articles of association that will become effective immediately upon the closing of this offering. Our new memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

After this offering, our directors, executive officers and principal shareholders will beneficially own approximately                           % of our outstanding common shares, representing                           % of our total voting power assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, these persons could divert business opportunities away from us to themselves or others.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the [NYSE/NASDAQ Global Market], require significantly heightened corporate governance practices of public companies, including Section 404 relating to internal control over financial reporting. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these and other rules and regulations applicable to public companies will increase our accounting, legal and financial compliance costs and will make certain corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to similarly experienced personnel in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

There is a significant risk that we will be classified as a passive foreign investment company, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Whether we will be a "passive foreign investment company", or "PFIC", for United States federal income tax purposes for any taxable year will depend upon the value of our assets (which could be determined based on the market value of our ADSs from time to time, which may be volatile) and the nature and composition of our assets and income for such year. Although the law in this regard is unclear, we treat Shenzhen Xunlei as being owned by us for

United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity's operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of Shenzhen Xunlei for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and any future taxable year.

We currently hold, and may continue to hold, a substantial amount of cash. As cash is treated as a passive asset, there is a significant risk that we will become a PFIC for the current or future taxable years. The determination of whether we are a PFIC for any particular year will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs and common shares from time-to-time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and cash (including the cash raised in this offering). Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in "Taxation—United States federal income tax considerations") would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. For more information see the section titled "Taxation—United States federal income tax considerations—Passive foreign investment company considerations."

 Conventions which apply to this prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•
no exercise by the underwriters of their option to purchase up to                           additional ADSs representing                            Class A common shares from us; and

•
conversion of all outstanding series A, series A-1, series B, series C, series D and series E preferred shares into                                        Class  A common shares and                                        Class  B common shares immediately upon the completion of this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•
"we," "us," "our company," "our," and "Xunlei" refer to Xunlei Limited, a Cayman Islands company, and its consolidated subsidiaries and variable interest entities, including our variable interest entity, or VIE, controlled by us, and the VIE's subsidiaries;

•
"China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•
"digital media content" refers to videos, music, games, software and documents transmitted in digital form;

•
"monthly active users" refers to the number of internet users who activated and used a Xunlei acceleration product for at least 60 minutes within a month; under this method, a user that activated and used multiple Xunlei acceleration products with the same user information would count only once no matter how many times such user activated and used the acceleration products;

•
"monthly unique visitors" in relation to our platform, refers to the number of different individual visitors who access Xunlei products (including websites and software) on our platform from the same computer at least once within a month; under this method, a user that used Xunlei products on two different computers would be counted as two unique visitors as he or she accessed the Xunlei product from different computers; in relation to our Xunlei Kankan website, refers to the number of different individual visitors to our Xunlei Kankan website from the same computers; For the purposes of the calculation, each visit counts only once no matter how many times the user from the same computer accesses the Xunlei Kankan website;

•
"shares" or "common shares" refers to our Class A and Class B common shares, par value US$0.00025 per share;

•
"preferred shares" refers to our series A, series A-1, series B, series C, series D and series E convertible preferred shares, par value US$0.00025 per share, collectively;

•
"ADSs" refers to our American depositary shares, each of which represents                                        C lass A common shares, and "ADRs" refers to any American depositary receipts that evidence our ADSs;

•
all references to "RMB" or "Renminbi" refer to the legal currency of China; and

•
all references to "US$," "dollars" or "U.S. dollars" refer to the legal currency of the United States.

We use U.S. dollar as reporting currency in our financial statements and in this prospectus. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. On May 16, 2014, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2327 to US$1.00.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•
our growth strategies;

•
our future business development, results of operations and financial condition;

•
our ability to maintain and strengthen our leading market position in China;

•
our ability to increase and retain subscribers for our premium acceleration and other services;

•
our ability to develop new products and services and attract, maintain and monetize user traffic;

•
trends and competition in the internet industry in China;

•
our ability to handle intellectual property rights-related matters;

•
our expectation regarding the use of proceeds from this offering; and

•
general economic and business conditions in China.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third parties, including industry data from iResearch and Analysys International. Statistical data in these publications and reports also include projections based on a number of assumptions. The internet industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the internet industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

 Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$                            million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.] A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$              million, assuming the sale of                           ADSs at US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain and attract talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•
US$                            million to invest in technology, infrastructure and product development efforts;

•
US$                            million to acquire digital media content and exclusive online game licenses; and

•
the balance for other general corporate purposes, including working capital needs and potential acquisitions.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries and variable interest entities only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk factors—Risks related to our corporate structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and variable interest entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business."

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

 Dividend policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulation on dividend distributions."

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

 Capitalization

The following table sets forth our capitalization as of March 31, 2014:

•
on an actual basis;

•
on a pro forma basis to reflect the planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering, and the unaudited pro forma presentation does not include the series E preferred share issued in April 2014 and the repurchase transactions which occurred in April 2014;

•
on an Article 11 pro forma basis as adjusted to reflect (1) the series E preferred shares issued in April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. Please refer to the unaudited pro forma condensed consolidated financial information on page P-2 for additional information;

•
on a pro forma as adjusted basis to reflect (1) the planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares, (2) the issuance and sale of series E preferred shares in April 2014, (3) the repurchase transactions which occurred in April 2014, and (4) the issuance and sale of                                        Class  A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                                        per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As at March 31, 2014
(in US$ thousands)	Actual	Pro forma(1)	Article 11 Pro forma as adjusted(2)	Pro forma as adjusted(3)
		(unaudited)	(unaudited)	(unaudited)

Mezzanine equity
Series E preferred shares (US$0.00025 par value); 127,613,933 shares authorized, 70,975,491 shares issued and outstanding on an actual basis; nil outstanding on a pro forma basis, outstanding on a pro forma as adjusted basis	115,721	—	—
Series D preferred shares (US$0.00025 par value); 18,000,000 shares authorized, 10,580,397 issued and outstanding on an actual basis; nil outstanding on a pro forma basis, outstanding on a pro forma as adjusted basis	41,722	—	—
Equity
Series C preferred shares (US$0.00025 par value; 5,728,264 shares authorized, 5,728,264 issued and outstanding on an actual basis; nil outstanding on a pro forma basis, outstanding on a pro forma as adjusted basis)	1	—	—
Series B preferred shares (US$0.00025 par value; 30,308,284 shares authorized, 30,308,284 shares issued and outstanding on an actual basis; nil outstanding on a pro forma basis or a pro forma as adjusted basis)	8	—	—
Series A-1 preferred shares (US$0.00025 par value; 36,400,000 shares authorized, 36,400,000 shares issued and outstanding on an actual basis; nil outstanding on a pro forma basis or a pro forma as adjusted basis)	9	—	—
Series A preferred shares (US$0.00025 par value; 27,932,000 shares authorized, 26,416,560 shares issued and outstanding on an actual basis; nil outstanding on a pro forma basis or a pro forma as adjusted basis)	7	—	—
Common shares (US$0.00025 par value; 355,532,959 shares authorized, 70,521,104 shares issued and 61,447,372 shares outstanding on an actual basis; Class A common shares and Class B common shares issued and 245,012,554 shares outstanding on a pro forma basis and Class A common shares and Class B common shares issued and outstanding on a pro forma as adjusted basis)	15	61	65
Additional paid-in capital(3)	115,130	272,552	338,746
Accumulated other comprehensive income	5,085	5,085	5,085
Statutory reserve	4,478	4,478	4,478
Treasury shares (US$0.00025 par value, 9,073,732 shares as at March 31, 2014, 9,073,732 shares on a pro forma basis and outstanding on a pro forma as adjusted basis)	2	2	2
Retained earnings	2,487	2,487	—

Total Xunlei Limited's shareholders' equity(4)	127,222	284,665	348,376
Non-controlling interest	(135)	(135)	(135)

Total capitalization(4)	127,087	284,530	348,241

Notes:

(1)   The unaudited pro forma presentation does not include (1) the series E preferred shares issued in April 2014, (2) the repurchase transaction occurred in April 2014.

(2)   On an Article 11 pro forma as adjusted basis to reflect (1) the series E preferred shares issued in April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. Please refer to the unaudited pro forma condensed consolidated financial information on page P-2 for additional information.

(3)   The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)   Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$                    per ADS would, in the case of increase, increase and, in the case of decrease, decrease each of additional paid-in capital, total equity and total capitalization by US$                     million.

 Dilution

Our net tangible book value as of March 31, 2014 was approximately US$                                        per common share and US$                                         per ADS. Net tangible book value per common share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of common shares outstanding. Our pro forma net tangible value as of March 31, 2014 was approximately US$                                        per common share and US$                           per ADS. Dilution is determined by subtracting pro forma net tangible book value per common share from the assumed public offering price per common share.

Without taking into account any other changes in such net tangible book value after March 31, 2014, other than to give effect to (1) the planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares, (2) our issuance and sale of series E preferred shares in April 2014, (3) the repurchase transactions which occurred in April 2014 and (4) our issuance and sale of                           ADSs in this offering, at an assumed initial public offering price of US$                           per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2014 would have been US$                           per outstanding common share, including common shares underlying our outstanding ADSs, or US$                           per ADS. This represents an immediate increase in net tangible book value of US$                           per common share, or US$                           per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                           per common share, or US$                           per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per common share basis assuming that the initial public offering price per Class A common share is US$                           and all ADSs are exchanged for Class A common shares:

	Per common share	Per ADS

Assumed initial public offering price	US$	US$
Net tangible book value as of March 31, 2014	US$	US$

Pro forma net tangible book value after giving effect to the conversion of our series A, series A-1, series B, series C, series D and series E preferred shares	US$	US$

Pro forma as adjusted net tangible book value after giving effect to the conversion of our series A, series A-1, series B, series C, series D and series E preferred shares and this offering	US$	US$

Dilution in net tangible book value to new investors in the offering	US$	US$

A US$1.00 change in the assumed initial public offering price of US$                           per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$                            million, the pro forma as adjusted net tangible book value per Class A common share and per ADS after giving effect to this offering by US$                           per Class A

common share and US$                           per ADS and the dilution in pro forma as adjusted net tangible book value per common share and per ADS to new investors in this offering by US$                           per Class A common share and US$                           per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2014, the differences between the shareholders as of March 31, 2014 and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid at an assumed initial public offering price of US$                           per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Common shares purchased
			Total consideration		Average price per common share	Average price per ADS
	Number(1)	Percent	Amount	Percent
			(in thousands of US$)

Existing shareholders	260,937,736		327,224
New investors

Total		100%		100%

(1)   Assuming automatic conversion of all existing shares into                           Class A common shares and                           Class B common shares, as we planned, upon completion of this offering. The total number of common shares does not include the common shares issued to Leading Advice Holdings Limited for grants under our 2013 Plan and 2014 Plan (except for restricted shares that have already vested), which are not deemed outstanding.

A US$1.00 change in the assumed initial public offering price of US$                           per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per Class A common share and average price per ADS paid by all shareholders by US$                            million, US$                            million, US$                           and US$                           , respectively, assuming the sale of                           ADSs at US$                           , the mid-point of the range set forth on the cover page of this prospectus.

The discussion and tables above also assume no exercise of any outstanding stock options as of the date of this prospectus. As of the date of this prospectus, there were                           common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$                           per common share and there were                           Class A common shares available for future issuance upon the exercise of future grants. To the extent that any of these options are exercised or any of these restricted share units are vested, there will be further dilution to new investors.

 Enforceability of civil liabilities

We were incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                                        as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Zhong Lun Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security, or social and public interest. However, China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States, and it may be inevitable to relitigate at a competent Chinese court in order to seek available remedies.

In addition, although U.S. shareholders may be able to originate actions against us in China in accordance with PRC law, it will be difficult for U.S. shareholders to do so, because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or common shares, to establish a connection to the PRC for a PRC court to have subject matter jurisdiction as required by the PRC Civil Procedures Law. U.S. shareholders may be able to originate actions against us in the Cayman Islands based upon Cayman Islands law. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.

Corporate history and structure

We commenced operations in January 2003 through the establishment of Shenzhen Xunlei Networking Technologies Co., Ltd., or Shenzhen Xunlei, together with its various subsidiaries in the PRC, currently operating our Xunlei internet platform.

In February 2005, we established Xunlei Limited as our holding company in the Cayman Islands. Xunlei Limited directly owns Giganology (Shenzhen) Ltd., or Giganology Shenzhen, our wholly owned subsidiary in China established in June 2005. Giganology Shenzhen primarily engages in the research and development of new technologies.

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. The contractual arrangements between Giganology Shenzhen, Shenzhen Xunlei and its shareholders enable us to (1) exercise effective control over Shenzhen Xunlei; (2) receive substantially all of the economic benefits of Shenzhen Xunlei in consideration for the technical and consulting services provided and the intellectual property rights licensed by Giganology Shenzhen; and (3) have an exclusive option to purchase all of the equity interests in Shenzhen Xunlei when and to the extent permitted under PRC laws and regulations.

As a result of these contractual arrangements, we are considered the primary beneficiary of Shenzhen Xunlei, and we treat it as our variable interest entity, or VIE, under the generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. The VIE contributed revenues in amounts of US$87.5 million, US$148.2 million, US$180.2 million and US$41.2 million for the years ended December 31, 2011, 2012 and 2013 and for the three months ended March 31, 2014, respectively, accounting for almost 100% of our total consolidated revenues for each of the relevant periods.

The existing PRC subsidiaries of Shenzhen Xunlei include the following:

•
Shenzhen Fengdong Networking Technologies Co., Ltd., which was established in December 2005, and it primarily engages in software development.

•
Shenzhen Xunlei KanKan Information Technologies Co., Ltd. (formerly named as 155 Networking (Shenzhen) Co., Ltd.), which was established in August 2008, and it primarily engages in software development.

•
Xunlei Networking Technologies (Beijing) Co., Ltd., which was established in June 2009, and it primarily engages in software development.

•
Xunlei Software (Shenzhen) Co., Ltd., which was established in January 2010, and it primarily engages in the development of software technology and the development of computer software.

•
Xunlei Games Development (Shenzhen) Co., Ltd., which was established in February 2010, and it primarily engages in the development of online game and computer software and advertising services; and

•
Shenzhen Wangxin Technologies Co., Ltd., which was established in September 2013, and it has not started operation as of the date of this prospectus and it will engage in sales and marketing activities of our services and products.

In February 2011, we established a direct wholly owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established Xunlei Network Technologies Limited, or Xunlei Network HK, in Hong Kong, which is the direct wholly owned subsidiary of Xunlei Network BVI. Xunlei Network HK primarily engages in the development of computer software and advertising services.

In November 2011, we established Xunlei Computer (Shenzhen) Co., Ltd., or Xunlei Computer, in China, which is the direct wholly owned subsidiary of Xunlei Network HK. Xunlei Computer primarily engages in the development of computer software and information technology services.

We previously pursued an initial public offering in 2011 with a view to obtaining additional funding for our business development and to providing liquidity to our existing investors. However, due to the adverse market conditions in the global capital market in the second half year of 2011, we decided not to proceed with the offering at that time.

The following diagram illustrates our corporate structure and subsidiaries and variable interest entity as of the date of this prospectus:

(1)   Shenzhen Xunlei is our variable interest entity. Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang respectively own 76.0%, 8.3%, 8.3%, 6.7% and 0.7% of Shenzhen Xunlei's equity interests.

(2)   The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

The following is a summary of the currently effective contracts among our subsidiary, Giganology Shenzhen, our variable interest entity, Shenzhen Xunlei, and the shareholders of Shenzhen Xunlei.

Agreements that provide us effective control over Shenzhen Xunlei

Business operation agreement

Pursuant to the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei's shareholders must appoint the candidates nominated by Giganology Shenzhen to be the directors on its board of directors in accordance with applicable laws and the articles of association of Shenzhen Xunlei, and must cause the persons recommended by Giganology Shenzhen to be appointed as its general manager, chief financial officer and other senior executives. Shenzhen Xunlei and its shareholders also agree to accept and strictly follow the guidance provided by Giganology Shenzhen from time to time relating to employment, termination of employment, daily operations and financial management. Moreover, Shenzhen Xunlei and its shareholders agree that Shenzhen Xunlei will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the amendment of Shenzhen Xunlei's articles of association, without the prior consent of Giganology Shenzhen and Xunlei Limited or their respective designees. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and Xunlei Limited to increase its registered capital by RMB20 million and to revise its articles of association accordingly. The term of this agreement will expire in 2016 and may be extended at Giganology Shenzhen's request prior to the expiration date.

Equity pledge agreement

Pursuant to the equity pledge agreement between Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders' performance of their respective obligations and any ensuing liabilities under the exclusive technology support and service agreement, as amended, the exclusive technology consulting and training agreement, as amended, the proprietary technology license agreement, the business operation agreement, as amended, the equity interests disposal agreement, as amended, the loan agreements, as amended, and the intellectual properties purchase option agreement, as amended. In addition, the shareholders of Shenzhen Xunlei have completed the registration of equity pledge under the equity pledge agreement with the competent governmental authority. If Shenzhen Xunlei and/or its shareholders breach their contractual obligations under those agreements, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Powers of attorney

Pursuant to the irrevocable powers of attorney executed by each shareholder of Shenzhen Xunlei, each such shareholder appointed Giganology Shenzhen as its attorney-in-fact to exercise such shareholders' rights in Shenzhen Xunlei, including, without limitation, the power to vote on its behalf on all matters of Shenzhen Xunlei requiring shareholder approval in accordance with PRC laws and regulations and the articles of association of Shenzhen Xunlei. Each power of attorney will remain in force for 10 years from the date of execution unless the business operation agreement, as amended, among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei is terminated at an earlier date. The term may be extended at Giganology Shenzhen's discretion.

Agreements that transfer economic benefits to us

Exclusive technology support and services agreement

Pursuant to the exclusive technology support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology support and technology services related to all technologies needed for its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The term of this agreement will expire in 2025 and may be extended with Giganology Shenzhen's written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Shenzhen Xunlei.

Exclusive technology consulting and training agreement

Pursuant to the exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology consulting and training services related to its business. Giganology Shenzhen exclusively owns any intellectual property rights resulting from the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The term of this agreement will expire in 2025 and may be extended with Giganology Shenzhen's written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Shenzhen Xunlei.

Proprietary technology license contract

Pursuant to the proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen's proprietary technology. Shenzhen Xunlei can only use the proprietary technology to conduct its business within China. Giganology Shenzhen or its designated representative(s) owns the rights to any improvements developed based on the proprietary technology licensed pursuant to this contract. The term of the agreement will expire in 2022 and, at Giganology Shenzhen's discretion, may be extended for an additional 10 years or for other time period as agreed by both Giganology Shenzhen and Shenzhen Xunlei.

Intellectual properties purchase option agreement

Pursuant to the intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Shenzhen Xunlei irrevocably grants Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase certain specified intellectual properties that it owns for RMB1.0 or the minimum amount of consideration permitted under the PRC law. The term of the agreement will expire in 2022 and may be automatically extended for an additional 10 years at each expiration date as long as these intellectual properties have not been transferred to Giganology Shenzhen and/or its designee and Shenzhen Xunlei then still exist.

Agreements that provide us the option to purchase the equity interest in Shenzhen Xunlei

Equity interests disposal agreement

Pursuant to the equity interests disposal agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei's shareholders irrevocably grant Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase all or part of their equity interests in Shenzhen Xunlei for RMB1.0 or the minimum amount of consideration permitted under PRC law. The term of the agreement will expire in 2016 and may be extended at Giganology Shenzhen's discretion.

Loan agreements

Under the loan agreement between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, as amended, Giganology Shenzhen made interest-free loans of approximately RMB1.8 million, RMB2.5 million, RMB2.3 million, RMB0.2 million and RMB2.3 million, respectively, to each of the above shareholders of Shenzhen Xunlei and all of these shareholders have used the full amount of loans to make capital contribution to Shenzhen Xunlei. The term of this agreement is two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each shareholder of Shenzhen Xunlei has repaid the loan in its entirety in accordance with the loan agreement. The loan for each shareholder will be deemed to be repaid under this agreement only when all equity interest held by the relevant shareholder in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of the loan agreement, Giganology Shenzhen may, at its sole discretion, require any of the shareholders of Shenzhen Xunlei to repay all or any portion of his outstanding loan under the agreement.

In addition, following the loan agreement mentioned above, under a separate loan agreement between Giganology Shenzhen and Mr. Sean Shenglong Zou as a shareholder of Shenzhen Xunlei, as amended, Giganology Shenzhen made an additional interest-free loan of RMB20 million to Mr. Zou, the entire amount of which was used to contribute to the registered capital of Shenzhen Xunlei, increasing the registered capital of Shenzhen Xunlei to RMB30 million. The term of this agreement is two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until Mr. Zou has repaid the loan in its entirety in accordance with the loan agreement. This loan will be deemed to be repaid under this agreement only when all equity interest held by the relevant shareholder in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of the loan agreement, Giganology Shenzhen may, at its sole discretion, require all or any portion of the outstanding loan under the agreement to be repaid.

In the opinion of our PRC legal counsel:

•
the ownership structures of our variable interest entity and our subsidiaries in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations; and

•
the contractual arrangements among Giganology Shenzhen, our PRC subsidiary, Shenzhen Xunlei and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business to provide digital media data transmission and streaming services, online games and other value-added telecommunication services do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk factors—Risks related to our corporate structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors' mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations."

Selected consolidated financial data

The following selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the summary balance sheet data as of March 31, 2014 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

				For the Three Months Ended March 31,
	For the Year Ended December 31,
(in thousands of US$, except for share, per share and per ADS data)				2013 (unaudited)	2014 (unaudited)
	2011	2012	2013

Revenues, net of rebates and discounts	87,471	148,200	180,244	41,319	41,190
Business tax and surcharges	(5,569)	(7,679)	(5,650)	(1,245)	(1,192)

Net revenues	81,902	140,521	174,594	40,074	39,998
Cost of revenues	(48,068)	(84,012)	(93,260)	(20,783)	(23,864)

Gross profit	33,834	56,509	81,334	19,291	16,134
Operating expenses(1)
Research and development expenses	(12,142)	(20,357)	(28,832)	(6,093)	(7,079)
Sales and marketing expenses	(10,966)	(20,219)	(26,610)	(4,443)	(5,027)
General and administrative expenses	(18,601)	(18,474)	(23,073)	(4,409)	(6,068)

Total operating expenses	(41,709)	(59,050)	(78,515)	(14,945)	(18,174)

Net gain/(loss) from exchanges of content copyrights	4,742	4,666	1,020	(171)	826

Operating (loss)/income	(3,133)	2,125	3,839	4,175	(1,214)
Interest income	270	1,377	1,189	190	387
Interest expense	(339)	(1,400)	—	—	—
Other income, net	1,415	564	4,679	588	1,123
Shares of (loss)/income from equity investee	(7)	(45)	25	(23)	(56)

(Loss)/income before income tax	(1,794)	2,621	9,732	4,930	240
Income tax benefit/(expense)	1,783	(2,239)	647	(862)	(62)

Net (loss)/income	(11)	382	10,379	4,068	178
Less: net loss attributable to non-controlling interest	(1)	(121)	(283)	167	(219)

Net (loss)/income attributable to Xunlei Limited	(10)	503	10,662	3,901	397

Beneficial conversion feature of series C convertible preferred shares from their modification	—	(286)	—	—	—
Deemed contribution from series C preferred shareholders	—	2,979	—	—	—
Contingent beneficial conversion feature of series C to a series C shareholder	—	—	—	—	(57)
Deemed dividend to series D shareholder from its modification	—	—	—	—	(279)
Accretion of series D to convertible redeemable preferred shares redemption value	—	(3,509)	(4,300)	(1,060)	(1,153)
Accretion of series E to convertible redeemable preferred shares redemption value	—	—	—	—	(2,525)
Amortization of beneficial conversion feature of series E	—	—	—	—	(933)
Allocation of net income to participating preferred shareholders	—	—	(4,094)	(1,828)	—

Net (loss)/income attributable to Xunlei Limited's common shareholders	(10)	(313)	2,268	1,013	(4,550)
Weighted average number of common shares used in per share calculations
Basic	59,143,208	61,447,372	61,447,372	61,447,372	61,447,372
Diluted	59,143,208	61,447,372	76,065,898	75,901,980	61,447,372
Net (loss)/income attributable to holders of common shares of Xunlei Limited per common share
Basic	(0.00)	(0.01)	0.04	0.02	(0.07)
Diluted	(0.00)	(0.01)	0.01	0.01	(0.07)

				For the Three Months Ended March 31,
	For the Year Ended December 31,
(in thousands of US$, except for share, per share and per ADS data)				2013 (unaudited)	2014 (unaudited)
	2011	2012	2013

Net (loss)/income attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic
Diluted
Weighted average number of common shares used in pro forma per share calculations
Basic			172,400,906		245,012,554
Diluted			187,019,432		314,032,593
Pro forma earnings per common share (unaudited)(3)
Basic			0.06		0.00
Diluted			0.05		0.00
Pro forma earnings per ADS (unaudited)(2)
Basic
Diluted
Adjusted Article 11 pro forma net (loss)/income attributable to holders of common shares (unaudited)(4)
Basic			(6,994)		823
Diluted			(6,994)		636
Weighted average number of common shares used in adjusted Article 11 pro forma (loss)/earnings per share calculations (unaudited)(4)
Basic			260,757,736		260,757,736
Diluted			260,757,736		329,796,236
Adjusted Article 11 pro forma (loss)/earnings per common share (unaudited)(4)
Basic			(0.03)		0.00
Diluted			(0.03)		0.00

Notes:

(1)   Share-based compensation expenses were allocated in operating expenses as follows:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2013 (unaudited)	2014 (unaudited)
(in thousands of US$)	2011	2012	2013

Research and development expenses	898	1,085	973	235	191
Sales and marketing expenses	73	46	43	9	12
General and administrative expenses	1,128	1,102	1,080	84	859

Total share-based compensation expenses	2,099	2,233	2,096	328	1,062

(2)   Each ADS represents                           Class A common shares.

(3)   The unaudited pro-forma earnings per share give effect to our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. The unaudited pro forma presentation does not include (1) the Series E preferred shares issued in April 2014, and (2) the repurchase transaction occurred in April 2014.

(4)   The unaudited adjusted Article 11 pro-forma net loss attributable to Xunlei Limited's common shareholders, loss per common share and weighted average number of common shares used in adjusted Article 11 pro forma loss per share calculation for the year ended December 31, 2013 give effect to (1) the series E preferred shares issued in March and April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. The unaudited adjusted Article 11 pro-forma net income attributable to Xunlei Limited's common shareholders, earnings per common share and weighted average number of common shares used in adjusted Article 11 pro forma earnings per share calculation for the three months ended March 31, 2014 give effect to (1) the series E preferred shares issued in April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. Please refer to our unaudited pro forma condensed consolidated financial information on pages P-17 and P-18 for additional information.

					As at March 31,
	As at December 31,
						2014(2) Article 11 Pro forma as adjusted (unaudited)
(in thousands of US$)	2012	2013	2013(1) Pro forma (unaudited)	2014 Actual (unaudited)	2014(1) Pro forma (unaudited)		2014(3) Pro forma as adjusted (unaudited)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	81,906	93,906	93,906	302,361	302,361	338,277
Short-term investments	6,523	40,993	40,993	32,339	32,339	32,339
Total current assets	163,830	193,781	193,781	385,409	385,409	421,325
Total assets	202,204	244,403	244,403	439,785	439,785	475,701

Accounts payables	31,834	39,820	39,820	36,922	36,922	36,922
Total current liabilities	79,544	105,385	105,385	100,961	100,961	101,018
Total liabilities	97,886	124,835	124,835	155,255	155,255	127,460

Mezzanine equity	35,990	40,290	—	157,443	—	—
Total Xunlei Limited's shareholders' equity	67,968	79,194	119,484	127,222	284,665	348,376

Non-controlling interest	360	84	84	(135)	(135)	(135)

Total liabilities and equity	202,204	244,403	244,403	439,785	439,785	475,701

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2013 (unaudited)	2014 (unaudited)
(in thousands of US$)	2011	2012	2013

Selected Cash Flow Statement Data:
Net cash generated from operating activities	18,277	59,914	85,533	16,590	15,019
Net cash used in investing activities	(36,875)	(49,490)	(78,352)	(18,179)	(5,130)
Net cash generated from financing activities	50,032	17,692	2,487	1,307	199,620
Net increase/(decrease) in cash and cash equivalents	31,434	28,116	9,668	(282)	209,509
Effect of exchange rate changes	562	441	2,332	169	(1,054)
Cash and cash equivalents at beginning of year/period	21,353	53,349	81,906	81,906	93,906
Cash and cash equivalents at end of year/period	53,349	81,906	93,906	81,793	302,361

(1)   on a pro forma basis to reflect the planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering, and the unaudited pro forma presentation does not include (1) the series E preferred shares issued in April 2014 and (2) the repurchase transaction occurred in April 2014.

(2)   on an Article 11 pro forma as adjusted basis to reflect (1) the series E preferred shares issued in April 2014, (2) the repurchase transactions occurred in April 2014, and (3) our planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares upon the completion of this offering. Please refer to the unaudited pro forma condensed consolidated financial information on page P-2 for additional information.

(3)   on a pro forma as adjusted basis to reflect (1) the planned re-designation of common shares and preferred shares into the equivalent number of Class A and Class B common shares, (2) the issuance and sale of series E preferred shares in March and April of 2014, and (3) the issuance and sale of             Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Management's discussion and analysis of
financial condition and results of operations

Overview

We are the 12th largest internet company in China, as measured by user base. According to iResearch, we had over 300 million monthly unique visitors in March 2014. Digital media content, such as video, music and games, is one of the most popular usages for internet users in China. We operate a powerful internet platform in China based on cloud computing to enable users to quickly access, manage and consume digital media content. We are increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage (set-top boxes and IPTV) to further expand our user base and offer our users a wider range of access points. We aspire to deliver superior user experience in ease of access, management and consumption of digital media content anywhere, anytime, and on any device.

We are the No. 1 acceleration product provider in China as measured by market share in March 2014, according to iResearch. To address deficiencies of digital media content transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to digital media content on the internet through two core products, available to users for free and for a subscription fee, respectively. Our acceleration products and services include Xunlei Accelerator and our cloud acceleration subscription services (delivered through products such as Green Channel, Offline Accelerator and Yunbo). Benefitting from the large user base accumulated by our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users' digital media content access and consumption needs. These value-added products and services include Xunlei Kankan, online game and pay per view.

We have successfully monetized our large user base. We generate revenues primarily through the following services:

•
Subscription services. We provide cloud acceleration subscription services for subscribers to enable faster and more reliable access to digital media content. Revenues from subscription services contributed to 48.1% of our revenues in 2013 and 60.3% for the three months ended March 31, 2014. Subscription fees are time-based and are primarily collected up-front from subscribers on a monthly or yearly basis.

•
Online advertising services. We offer advertising services by providing marketing opportunities on our online video streaming websites and platform to our advertisers. Online advertising revenues contributed to 26.7% of our revenues in 2013 and 18.3% for the three months ended March 31, 2014 and the revenues are derived principally from various forms of advertisements that we place on Xunlei Kankan.

•
Other internet value-added services. We offer multiple other value-added services to our users, including online games and pay per view services. Revenues from other internet value-added services contributed to 25.2% of our revenues in 2013 and 21.4% for the three months ended March 31, 2014.

We have grown significantly in recent years. Our revenues increased from US$87.5 million in 2011 to US$148.2 million in 2012 and US$180.2 million in 2013. We had net loss attributable to Xunlei Limited of US$0.01 million in 2011, net income attributable to Xunlei Limited of

US$0.5 million in 2012 and US$10.7 million in 2013, respectively. Our revenues were US$41.3 million and US$41.2 million for the three months ended March 31, 2013 and 2014, respectively. We had net income attributable to Xunlei Limited of US$3.9 million for the three months ended March 31, 2013 and US$0.4 million for the same period in 2014.

Major factors affecting our results of operations

Our business and operating results are subject to general factors affecting the internet industry in China, including overall economic growth, which has resulted in increases in disposable income and consumer spending, government and industry initiatives accelerating the technological advancement and growth of internet industry, the growth of internet usage and penetration rate in China, strong preference of Chinese consumers for accessing digital media content, such as video, music and games, through the internet, the greater availability of digital media content on the internet, and the increasing acceptance of online advertising as part of advertisers' overall marketing strategy and spending. Our results of operations will continue to be affected by such general factors.

Our results of operations are also directly affected by a number of company-specific factors, including:

Our ability to continue to enhance and expand our service offerings and broaden our user base.

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demands, and to broaden our user base. We will continue to devote significant research, development and marketing resources to enhance, expand and promote our service offerings and value propositions to users and to continue to explore new business opportunities and tap into new demographics and segments of internet users.

We have a proven track record of developing our service offerings to successfully address preferences of China's internet users. To address deficiencies of digital media content transmission over the internet in China, we provide users with quick and easy access to digital media content on the internet through two core products and services, Xunlei Accelerator and our cloud acceleration subscription services available to users for free and for a subscription fee, respectively. To meet our users' digital media content access and consumption needs, we have further developed various value-added services, including Xunlei Kankan, online game services and pay per view services. As part of our cloud-based home and mobile strategies, we are increasingly expanding our services to living room though set-top boxes and other audio video entertainment devices. Furthermore, we focus more on user behaviors and study users' life cycles on our platform, so that we can offer relevant services at the right time and encourage users to continue using our services. We believe that continuing to enhance and expand our service offerings and broaden our reach to multiple internet-enabled devices will help us maintain and expand our user base.

Our ability to further monetize our user base.

Our revenues and results of operations depend on our ability to further monetize our large user base, to convert more users to subscribers and to increase the spending of our subscribers.

With enhanced knowledge of user behavior and preferences, we are able to convert more users to subscribers by offering a diverse range of premium services tailored to their individual needs. Our cloud acceleration subscription services, offer users value-added services for speed, and we had approximately 5.2 million subscribers as of March 31, 2014. Our pay per view services, launched in the second half of 2012, provide subscribers with access to our comprehensive content library of movies, TV and entertainment titles. These subscribers totaled approximately 155,000 as of March 31, 2014.

We intend to further monetize our user base and convert users to subscribers by expanding our offering of value-added services, such as cloud-based storage and implementation of cross device media access. We plan to provide one-stop services for our users, in terms of accessing digital media content and storage and synchronization of content across devices. Through these initiatives, we expect to grow the number of our subscribers.

Our ability to maintain our technology leadership and cost-efficient infrastructure.

Our results of operations depend on our ability to maintain our technology leadership, in particular, the performance of our cloud acceleration technology. This technology enables users to access content in an efficient manner. Our proprietary technology and highly scalable massive distributed computing network is our core competitive advantage, enabling us to deliver superior transmission acceleration services and streaming user experience. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us, which in turn provides us with a clear cost advantage over our competitors. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users. Therefore, the expenses associated with our research and development are expected to increase in the near future.

Our ability to control our costs and operating expenses.

Our results of operations depend on our ability to control our costs and operating expenses. We expect our bandwidth costs to continue to increase as we grow our business and increase the number of subscribers. As we further expand our content library on Xunlei Kankan, our content cost will increase, which may affect our near-term profit margin, although we aim to secure the content in a cost efficient manner. In particular, we focus on licensing more newly released professionally produced content for Xunlei Kankan to attract users and enter into exclusive arrangements with TV stations to secure quality content, making our platform and user base more attractive to our advertisers. Our gross margin will be affected if our revenues do not grow in line with the increase in our content library for Xunlei Kankan. We also expect increased headcount as we grow our business, especially since we will invest in research and development to maintain our technology leadership.

Description of certain statement of operations items

Revenues

We derive our revenues primarily from cloud acceleration subscription services, online advertising and other internet value-added services including online games, content sublicensing and pay per view services. The following table sets forth the principal components of our revenues by amounts and percentages of our revenues for the periods presented.

							For the Three Months Ended March 31,
	For the Year Ended December 31,
							2013 (unaudited)		2014 (unaudited)
	2011		2012		2013
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Subscriptions	25,574	29.2	51,055	34.4	86,733	48.1	18,839	45.6	24,849	60.3
Online advertising	38,331	43.8	61,795	41.7	48,028	26.7	11,933	28.9	7,518	18.3
Other internet value-added services	23,566	27.0	35,350	23.9	45,483	25.2	10,547	25.5	8,823	21.4

Total	87,471	100.0	148,200	100.0	180,244	100.0	41,319	100.0	41,190	100.0

Subscriptions.    We introduced our cloud acceleration subscription services in March 2009 and we generated revenues from providing our users with exclusive services, such as access to high-speed online transmission, premium acceleration or access privileges, for a time-based subscription fee. The standard subscription fee is RMB10 (US$1.6) per month or RMB99 (US$15.9) per year, and we introduced a subscription packages of RMB15 (US$2.4) per month or RMB149 (US$23.9) per year in 2012 and RMB30 (US$4.8) per month in late 2013 to cater to subscribers' different demands for acceleration speed and user experience, which are becoming increasingly popular among our subscribers. Our subscription revenues, as a percentage of our revenues, increased from 29.2% in 2011 to 34.4% in 2012 and further to 48.1% in 2013, and this percentage increased from 45.6% in the three months ended March 31, 2013 to 60.3% in the same period in 2014. We expect that the absolute amount of subscriptions revenues will continue to increase over time as we focus on further growing our subscriber base.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We plan to further expand our subscriber base in the future by expanding our offering of fee-based services. We expect to improve the percentage of our subscribers to our overall user base. The following table sets forth the number of subscribers for our acceleration services we had as of the periods presented.

As of	December 31, 2011	December 31, 2012	December 31, 2013	March 31, 2014

Number of subscribers (in thousands)	2,791	4,017	5,087	5,170

Online advertising.    Our online advertising revenues are derived principally from various forms of advertisements that we place on Xunlei Kankan. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies. As is customary in the advertising industry in China, we pay rebates to third-party advertising agencies and recognize revenues net of these rebates.

Historically, we placed advertisements on Xunlei Kankan and Xunlei Accelerator. In the first half of 2013, we made a decision to discontinue delivering advertisements on Xunlei Accelerator to further improve our user experience and enhance user engagement on Xunlei Accelerator. In the future, we will continue to focus on offering video advertisement on Xunlei Kankan, and we may not generate additional advertising revenues from Xunlei Accelerator from 2014 onwards.

The following table sets forth the online advertising revenues we derive from different platforms by amounts and percentages of our total online advertising revenues for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2011		2012		2013		2014 (unaudited)
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Xunlei Kankan	27,041	70.5	44,962	72.8	44,884	93.5	7,486	99.6
Xunlei Accelerator	11,290	29.5	16,833	27.2	3,144	6.5	32	0.4

Total online advertising revenues	38,331	100.0	61,795	100.0	48,028	100.0	7,518	100.0

The most significant factors that directly affect our online advertising revenues are the average spending per advertiser and the number of advertisers that use our online advertising services.

The average spending per advertiser was approximately US$79,000 in 2011. In 2012, we took initiatives to streamline our advertising service strategies to focus on increasing the average spending of our advertisers and to deepen relationship with them and as a result the average spending per advertiser increased significantly to approximately US$147,000 in 2012. The same number decreased to approximately US$120,000 in 2013, and such number decreased from approximately US$94,000 in the three months ended March 31, 2013 to approximately US$73,000 for the same period in 2014. The amount of average advertising spend per advertiser is the result of our total advertising revenues during a given period divided by the number of advertisers for that period.

The number of advertisers that use our online advertising services was 485 in 2011, and decreased slightly to 420 in 2012 and further to 399 in 2013, and the same number decreased from 127 in the three months ended March 31, 2013 to 103 for the same period in 2014. We calculate the number of advertisers during a given period as the number of advertisers to whom we have delivered advertising services during that period. An advertiser to whom we have delivered services more than once in a period is counted as one advertiser for that period.

Other internet value-added services.    We actively seek new business opportunities that complement our existing core acceleration and video streaming related services offerings to further improve our overall user experience. We primarily derive other internet value-added services revenues from online games, content sublicensing and pay per view services. Revenues from other internet value-added services increased from US$23.6 million in 2011 to US$35.4 million in 2012 and US$45.5 million in 2013, and the same number decreased from US$10.5 million in the three months ended March 31, 2013 to US$8.8 million for the same period in 2014.

A significant portion of revenues of other internet value-added services were generated from our online games. For the web games, we had approximately 49,000, 162,000 and 210,000 paying users for the years ended December 31, 2011, 2012 and 2013, and 77,799 paying users in the three months ended March 31, 2014. For the MMOGs, we had approximately 23,000, 292,000 and 181,000 paying users for the years ended December 31, 2011, 2012 and 2013, and 38,987 paying users in the three months ended March 31, 2014. The increase of paying users from 2011 to 2012 was primarily due to the launch of new games and updated versions of the old games. We calculate the number of paying users during a given period as the cumulative number of users that have purchased virtual items or other products and services for our web games or MMOGs at least once during the relevant period. The amount of revenue attributable to our new games with an operating history of less than 12 months is approximately US$0.2 million in 2011, US$4.4 million in 2012, US$1.9 million in 2013 and US$2.7 million in the three months ended March 31, 2014, respectively, representing 4.1%, 28.5%, 6.2%, 44.5% of our total revenues from online games in 2011, 2012, 2013 and in the three months ended March 31, 2014, respectively. The amount of revenue attributable to our old games with an operating history of more than 12 months is approximately US$5.0 million in 2011, US$11.1 million in 2012, US$28.8 million in 2013 and US$3.5 million in the three months ended March 31, 2014, respectively. In addition, our top five games accounted for approximately 4.0%, 7.7%, 11.5% and 8.1% of our total revenues in 2011, 2012, 2013 and in the three months ended March 31, 2014, respectively.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs, (ii) content costs, (iii) payment handling fees, (iv) depreciation of servicers and other equipment and (v) games revenue sharing costs and others. The following table sets forth the components of our cost of revenues by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2011		2012		2013		2013 (unaudited)		2014 (unaudited)
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Bandwidth costs	11,543	13.2	22,211	15.0	35,454	19.6	7,714	18.7	10,334	25.1
Content costs	27,681	31.7	46,671	31.5	35,964	20.0	7,927	19.2	8,047	19.5
Payment handling fees	5,569	6.4	8,505	5.7	12,401	6.9	3,084	7.5	3,165	7.7
Depreciation of servers and other equipment	2,572	2.9	3,271	2.2	4,317	2.4	949	2.3	1,363	3.3
Games revenue sharing costs and others	703	0.8	3,354	2.3	5,124	2.8	1,109	2.6	955	2.3

Total	48,068	55.0	84,012	56.7	93,260	51.7	20,783	50.3	23,864	57.9

Bandwidth costs.    Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers. Bandwidth is a significant component of our cost of revenues. We expect our bandwidth costs to increase on an absolute basis primarily due to an increased need for bandwidth to support the growth of our premium acceleration services for our subscribers and our user traffic on Xunlei Kankan. We believe that our distributed computing network provides us significant cost advantages in providing transmission and streaming services compared with traditional client-server architecture that may require considerably more investment in infrastructure, including servers and bandwidth, to support the same level of user activities.

Content costs.    Content costs primarily consist of content licensing fees that we pay to copyright owners or content distributors to expand our content library for Xunlei Kankan. Our content costs increased significantly from 2011 to 2012 primarily due to the fast expansion of our content library on Xunlei Kankan, especially with a focus on licensing more premium content as well as exclusive rights on certain movies and television series to attract users. The increase of our content costs is also due to an increase in unit cost of content acquisition of professionally produced content due to the increased market demand for such content in China. Furthermore, starting from April 2011, based on an accumulation of data gathered on historical viewing patterns of our content, we changed the content amortization method from straight line to accelerated method. We expect that although we will continue our investment in the content library, the content cost will not significantly increase in the near term as we aim to secure the content in a cost efficient manner.

Payment handling fees.    Payment handling fees are the fees we pay to payment channels for cloud acceleration subscription services, online games and other paid services. Users can make payments for such services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers used to make subscription payments through mobile phones. However, as mobile carriers generally charges higher handling fees than other channels, we have modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling fees to increase as we continue to grow our subscription-based and other paid service offerings.

Depreciation of servers and other equipment.    Depreciation expense for servers and other equipment that are directly related to our business operations and technical support are included in our cost of revenues. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment to accommodate the growth of our user and subscriber base, but to decrease as a percentage of our revenues over time.

Games revenue sharing costs and others.    These costs mainly represent the share of online game revenue remitted to developers of exclusive licensed games.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our revenues for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2011		2012		2013		2013 (unaudited)		2014 (unaudited)
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Research and development expenses	12,142	13.9	20,357	13.7	28,832	16.0	6,093	14.7	7,079	17.2
Sales and marketing expenses	10,966	12.5	20,219	13.6	26,610	14.8	4,443	10.8	5,027	12.2
General and administrative expenses	18,601	21.3	18,474	12.5	23,073	12.8	4,409	10.7	6,068	14.7

Total	41,709	47.7	59,050	39.8	78,515	43.6	14,945	36.2	18,174	44.1

Research and development expenses.    Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Expenditures incurred during the research phase are expensed as incurred. Expenditures incurred for the development of the acceleration products prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development expenses to increase in the near term as we continue to expand our research and development team to develop new products.

Sales and marketing expenses.    Sales and marketing expenses consist primarily of salaries, sales commissions and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts.

General and administrative expenses.    General and administrative expenses consist primarily of salaries and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the near term as our business continues to grow and we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, there is no withholding tax on dividends paid by us to our shareholders.

China

On March 16, 2007, the PRC National People's Congress promulgated the EIT Law, adopting a unified EIT rate of 25%. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the "Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax." Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively.

As approved by the relevant tax authority, Giganology Shenzhen was further exempt from EIT for two years commencing from the first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years, or 2-year Exemption and 3-year 50% Reduction, as a software enterprise. The first year of profit operation of Giganology Shenzhen was 2006. According to the EIT Law, Giganology Shenzhen could still enjoy the tax holidays which were grandfathered by the EIT Law in 2011. Accordingly, the applicable EIT rates for Giganology Shenzhen were 24%, 25% and 25% for the year ended December 31, 2011, 2012 and 2013, and 25%, for the three months ended March 31, 2014.

On April 14, 2008, relevant PRC governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise, or HNTE status under the EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%. In April 2009, the State Administration for Taxation, or SAT, issued Circular Guoshuihan [2009] No. 203 stipulating that entities qualified for the HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations. In February 2011, Shenzhen Xunlei obtained the HNTE certificate with effect from January 1, 2011.

According to a policy of the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year, or Super Deduction. Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits and brought forward tax losses from 2009 onwards. In addition, following the approval by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities. Accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. In

December 2013, Shenzhen Xunlei obtained the certificate of the Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year of 2013. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2011, 2012 and 2013 were 0%, 12.5% and 10%, respectively, and the applicable tax rate for the three months ended March 31, 2014 was 10%.

Pursuant to the relevant PRC regulations, Xunlei Computer is entitled to the 2-year Exemption and 3-year 50% Reduction treatment. The first year of profitable operation of Xunlei Computer is 2013. Our other subsidiaries and VIE's subsidiaries, which were established after January 1, 2008, are subject to EIT at a rate of 25%.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC are subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is generally applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to us out of any profits of Giganology Shenzhen and Xunlei Computer derived after January 1, 2008. Although Xunlei Computer and Giganology Shenzhen had retained earnings as of March 31, 2014, the directors of the company decided to reinvest the retained earnings permanently in China and therefore no such WHT is required.

Internal control over financial reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness, a significant deficiency and other control deficiencies in our internal control over financial reporting as of December 31, 2013. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified related to a lack of documented comprehensive U.S. GAAP accounting manuals and financial reporting procedures and lack of related implementation controls. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we and they will be required to do once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we have adopted several measures to improve our internal control over financial reporting. For example, we hired a chief financial officer and a senior financial officer, each of whom has a solid understanding of and extensive work experience involving U.S. GAAP and SEC financial reporting. We hired two internal auditors to expand our existing internal audit team and organized training sessions regarding U.S. GAAP for our accounting staff. In addition, we plan to further increase the number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting departments, implement a comprehensive ERP system and continue to provide our accounting and finance staff with U.S. GAAP training. We will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. We intend to remediate the material weakness and other control deficiencies in our internal control over financial reporting within one year after this offering. We also expect that we will incur significant costs in an amount of approximately US$2 million in the implementation of remediation measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See "Risk factors—Risks related to our business and industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected."

Results of operations

The following table sets forth a summary of our consolidated results of operations by amounts and percentages of our revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2011		2012		2013		2013		2014
(in thousands of US$ except for percentage)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
							(unaudited)		(unaudited)

Revenues, net of rebates and discounts	87,471	100.0	148,200	100.0	180,244	100.0	41,319	100.0	41,190	100.0
Business taxes and surcharges	(5,569)	(6.4)	(7,679)	(5.2)	(5,650)	(3.1)	(1,245)	(3.0)	(1,192)	(2.9)

Net revenues	81,902	93.6	140,521	94.8	174,594	96.9	40,074	97.0	39,998	97.1
Cost of revenues	(48,068)	(55.0)	(84,012)	(56.7)	(93,260)	(51.7)	(20,783)	(50.3)	(23,864)	(57.9)

Gross profit	33,834	38.7	56,509	38.1	81,334	45.1	19,291	46.7	16,134	39.2

Operating expenses
Research and development expenses	(12,142)	(13.9)	(20,357)	(13.7)	(28,832)	(16.0)	(6,093)	(14.7)	(7,079)	(17.2)
Sales and marketing expenses	(10,966)	(12.5)	(20,219)	(13.6)	(26,610)	(14.8)	(4,443)	(10.8)	(5,027)	(12.2)
General and administrative expenses	(18,601)	(21.3)	(18,474)	(12.5)	(23,073)	(12.8)	(4,409)	(10.7)	(6,068)	(14.7)

Total operating expenses	(41,709)	(47.7)	(59,050)	(39.8)	(78,515)	(43.6)	(14,945)	(36.2)	(18,174)	(44.1)

Net gain/(loss) from exchanges of content copyrights	4,742	5.4	4,666	3.1	1,020	0.6	(171)	(0.4)	826	2.0

Operating (loss)/income	(3,133)	(3.6)	2,125	1.4	3,839	2.1	4,175	10.1	(1,214)	(2.9)
Interest income	270	0.3	1,377	0.9	1,189	0.7	190	0.5	387	0.9
Interest expense	(339)	(0.4)	(1,400)	(0.9)	—	—	—	—	—	—
Other income, net	1,415	1.6	564	0.4	4,679	2.6	588	1.4	1,123	2.7
Share of (loss)/income from equity investee (loss)	(7)	(0.0)	(45)	(0.0)	25	0.0	(23)	(0.1)	(56)	(0.1)

(Loss)/Income before income tax	(1,794)	(2.1)	2,621	1.8	9,732	5.4	4,930	11.9	240	0.6
Income tax benefit / (expense)	1,783	2.0	(2,239)	1.5	647	0.4	(862)	(2.1)	(62)	(0.2)

Net (loss)/income	(11)	(0.0)	382	0.3	10,379	5.8	4,068	9.8	178	0.4
Less: Net (loss)/income attributable to non-controlling interest	(1)	(0.0)	(121)	(0.1)	(283)	(0.2)	167	0.4	(219)	(0.5)

Net (loss)/income attributable to Xunlei Limited	(10)	(0.0)	503	0.3	10,662	5.9	3,901	9.4	397	1.0

Three months ended March 31, 2014 compared with three months ended March 31, 2013.

Revenues.    Our revenues decreased slightly by 0.3% from US$41.3 million in the three months ended March 31, 2013 to US$41.2 million in the three months ended March 31, 2014. The decrease was mainly because the significant growth of the revenues from the subscription services was overshadowed by the decrease of revenues from the online advertising services.

Our revenues from subscription services increased by 31.9% from US$18.8 million in the three months ended March 31, 2013 to US$24.8 million for the same period in 2014. The increase was mainly attributable to a continuous increase in the number of our subscribers, which grew from 4.4 million as of March 31, 2013 to 5.2 million as of March 31, 2014.

Our online advertising revenues decreased by 37.0% from US$11.9 million in the three months ended March 31, 2013 to US$7.5 million for the same period in 2014, primarily due to less content investments. The average spending per advertiser slightly decreased from approximately US$94,000 in the three months ended March 31, 2013 to US$73,000 for the same period in 2014 and the decrease was primarily due to less content investment.

Revenues derived from other internet value-added services decreased by 16.3% from US$10.5 million in the three months ended March 31, 2013 to US$8.8 million for the same period in 2014, primarily due to the decrease in content sublicensing revenues from US$2.2 million to US$0.9 million and the decrease in revenues from online games from US$6.9 million to US$6.2 million. The decrease in online games revenues was primarily attributable to the decrease in revenues derived from MMOGs and the decrease in content sublicensing revenues was due to the decrease in the exclusive contents we purchased in the three months ended March 31, 2014.

Cost of revenues.    Our cost of revenues increased by 14.8% from US$20.8 million in the three months ended March 31, 2013 to US$23.9 million for the same period in 2014. The increase in our cost of revenues was primarily due to the increase in bandwidth costs associated with the expansion of our subscription and other services.

Bandwidth costs.    Our bandwidth costs increased by 34.0% from US$7.7 million in the three months ended March 31, 2013 to US$10.3 million for the same period in 2014, primarily due to the increased bandwidth needs to support our subscription services and our increased provision of a larger amount of high-definition content on Xunlei Kankan. With the growth of our subscription services, bandwidth costs associated with subscription services have grown significantly.

Content costs.    Our content costs were US$7.9 million and US$8.0 million in the three months ended March 31, 2013 and 2014, respectively.

Payment handling fees.    Our payment handling fees increased by 2.6% from US$3.1 million in the three months ended March 31, 2013 to US$3.2 million for the same period in 2014, driven primarily by the rapid growth of our cloud acceleration subscription services.

Depreciation of servers and other equipment.    Depreciation of servers and other equipment increased by 43.7% from US$0.9 million in the three months ended March 31, 2013 to US$1.4 million for the same period in 2014, as we acquired more servers and other equipment to accommodate the increased needs for acceleration and streaming services.

Games revenue sharing costs and others.    These costs decreased by 13.9% from US$1.1 million in the three months ended March 31, 2013 to US$1.0 million for the same period in 2014, mainly because we generated less revenues from exclusive licensed games in 2014.

Gross profit.    As a result of the above, our gross profit decreased by 16.4% from US$19.3 million in the three months ended March 31, 2013 to US$16.1 million for the same period in 2014. Gross profit margin decreased from 46.7% in the three months ended March 31, 2013 to 39.2% in the same period in 2014 due to the slight decrease in revenues and increase in cost of revenues.

Operating expenses.    Our operating expenses increased by 21.6% from US$14.9 million in the three months ended March 31, 2013 to US$18.2 million for the same period in 2014, primarily due to increases in general and administrative expenses and research and development expenses and, to a lesser extent, due to an increase in sales and marketing expenses.

Research and development expenses.    Our research and development expenses increased by 16.2% from US$6.1 million in the three months ended March 31, 2013 to US$7.1 million for the same period in 2014. The increase in our research and development expenses was primarily due to increases in headcount and salaries.

Sales and marketing expenses.    Our sales and marketing expenses increased by 13.1% from US$4.4 million in the three months ended March 31, 2013 to US$5.0 million for the same period in 2014. The increase in our sales and marketing expenses was primarily due to our increased spending on marketing and promotion.

General and administrative expenses.    Our general and administrative expenses increased by 37.6% from US$4.4 million in the three months ended March 31, 2013 to US$6.1 million in the same period in 2014. The increase in our general and administrative expenses primarily reflected the increase in salaries and benefits for general and administrative personnel and staff, and the increase in our professional service fees.

Net (loss)/gain from exchanges of content copyrights.    We enter into agreements with third parties (mainly video streaming internet platforms) to exchange digital media content, which are non-monetary and similar to barter transactions. We had net loss from such exchange of content copyrights of US$0.2 million in the three months ended March 31, 2013 and net gain of US$0.8 million in the same period in 2014. The increase in net gain corresponds to the increase in the margin of the barter transactions in 2014 which was primarily due to the higher value associated with the content surrendered in 2014.

Interest income.    Our interest income increased by 103.7% from US$0.2 million in the three months ended March 31, 2013 to US$0.4 million for the same period in 2014.

Other income, net.    We recorded other income of US$0.6 million in the three months ended March 31, 2013 and US$1.1 million in the same period of 2014. The increase was primarily due to the increase in subsidy income and investment income from short-term investments.

Income tax benefit/(expense).    We recorded an income tax expense of US$0.8 million in the three months ended March 31, 2013 and US$0.1 million for the same period in 2014. This primarily reflected lower taxable income of our subsidiaries and VIEs.

Net (loss) income attributable to Xunlei Limited.    As a result of the above, we generated net income attributable to Xunlei Limited of US$3.9 million for the three months ended March 31, 2013 and US$0.4 million for the same period in 2014.

Year ended December 31, 2013 compared with year ended December 31, 2012.

Revenues.    Our revenues increased by 21.6% from US$148.2 million in 2012 to US$180.2 million in 2013. The increase was primarily due to a substantial increase in our revenues from subscription services and other internet value added services, which was partially offset by the decrease in our online advertising services as a result of our decision to discontinue delivering advertisements on Xunlei Accelerator in the first half of 2013.

Our revenues from subscription services increased by 69.9% from US$51.1 million in 2012 to US$86.7 million in 2013. The increase was mainly attributable to a significant increase in the number of our subscribers, which grew from 4.0 million as of December 31, 2012 to 5.1 million as of December 31, 2013.

Our online advertising revenues decreased by 22.3% from US$61.8 million in 2012 to US$48.0 million in 2013, primarily due to a decrease in advertising revenues from Xunlei Accelerator from US$16.8 million to US$3.1 million, as a result of our decision to discontinue delivering advertisements on Xunlei Accelerator in the first half of 2013. The average spending per advertiser slightly decreased from approximately US$147,000 in 2012 to approximately US$120,000 in 2013 and the number of advertisers decreased from 420 to 399 for the respective years.

Revenues derived from other internet value-added services increased by 28.7% from US$35.4 million in 2012 to US$45.5 million in 2013, primarily due to the increase in revenues from online games from US$15.5 million to US$30.7 million and the increase in pay per view revenues from US$0.5 million to US$2.0 million during the same period, which was partially offset by decrease in content sublicensing revenues from US$15.2 million to US$7.3 million. The increase in online games revenues were primarily attributable to an increase in the number of exclusive licensed games that we operated on our platform as well as the increased popularity of our existing games. The decrease in content sublicensing revenues was due to decrease in the exclusive contents that we purchased in 2013.

Cost of revenues.    Our cost of revenues increased by 11.0% from US$84.0 million in 2012 to US$93.3 million in 2013. The increase in our cost of revenues was primarily due to the increase in bandwidth costs associated with the expansion of our subscription and other services and the increase in payment handling fees, which were partially offset by the significant decrease in content costs.

Bandwidth costs.    Our bandwidth costs increased by 59.6% from US$22.2 million in 2012 to US$35.5 million in 2013, primarily due to the increased bandwidth needs to support our subscription services and our increased provision of a larger amount of high-definition content on Xunlei Kankan. With the growth of our subscription services, bandwidth costs associated with subscription services have grown significantly.

Content costs.    Our content costs decreased by 22.9% from US$46.7 million in 2012 to US$36.0 million in 2013, primarily because we purchased less content in 2013.

Payment handling fees.    Our payment handling fees increased by 45.8% from US$8.5 million in 2012 to US$12.4 million in 2013, driven primarily by the rapid growth of our cloud acceleration subscription services.

Depreciation of servers and other equipment.    Depreciation of servers and other equipment increased by 32.0% from US$3.3 million in 2012 to US$4.3 million in 2013, as we acquired more servers and other equipment to accommodate the increased needs for acceleration and streaming services.

Games revenue sharing costs and others.    These costs increased by 52.8% from US$3.4 million in 2012 to US$5.1 million for the same period in 2013, mainly because we generated more revenues from exclusive licensed games in 2013.

Gross profit.    As a result of the above, our gross profit increased by 43.9% from US$56.5 million in 2012 to US$81.3 million for the same period in 2013. Gross profit margin increased from 38.1% in 2012 to 45.1% in 2013 due to changes in the revenue mix.

Operating expenses.    Our operating expenses increased by 33.0% from US$59.1 million in 2012 to US$78.5 million in 2013, primarily due to increases in research and development expenses and sales and marketing expenses and, to a lesser extent, due to an increase in general and administrative expenses.

Research and development expenses.    Our research and development expenses increased by 41.6% from US$20.4 million in 2012 to US$28.8 million in 2013. The increase in our research and development expenses was primarily due to increases in headcount and salaries.

Sales and marketing expenses.    Our sales and marketing expenses increased by 31.6% from US$20.2 million in 2012 to US$26.6 million in 2013. The increase in our sales and marketing expenses was primarily due to our increased spending on marketing and promotion and, to a lesser extent, due to increases in headcount and salaries.

General and administrative expenses.    Our general and administrative expenses increased by 24.9% from US$18.5 million in 2012 to US$23.1 million in 2013. The increase in our general and administrative expenses was primarily due to the increase of professional services fees, the impairment charge of US$0.8 million for one of our online games, increase in bad debt expenses of US$0.2 million relating to the deterioration of a limited number of our small to medium size advertising agency customer's accounts receivables and expenses associated with a property we leased in October 2012 as our new office premises in Shenzhen.

Net gain from exchanges of content copyrights.    We enter into agreements with third parties (mainly video streaming internet platforms) to exchange digital media content, which are non-monetary and similar to barter transactions. We had net gains from such exchange of content copyrights of US$4.7 million in 2012 and US$1.0 million in 2013. The decrease in net gain corresponds to the decrease in the content we purchased in 2013.

Interest income.    Our interest income decreased by 13.7% from US$1.4 million in 2012 to US$1.2 million in 2013.

Interest expense.    Our interest expense decreased from US$1.4 million in 2012 to nil in 2013, because we repaid our outstanding bank loans in 2013.

Income tax benefit/(expense).    We recorded an income tax expense of US$2.2 million in 2012 and an income tax benefit of US$0.6 million in 2013. This primarily reflected lower corporate income tax, the increased tax holiday available to Shenzhen Xunlei, and the higher deferred tax assets recognized in 2013 due to the change in the tax rate.

Net (loss) income attributable to Xunlei Limited.    As a result of the above, we generated net income attributable to Xunlei Limited of US$0.5 million in 2012 and US$10.7 million in 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues.    Our revenues increased by 69.4% from US$87.5 million in 2011 to US$148.2 million in 2012. The increase was primarily due to a substantial increase in our revenues from subscription services and online advertising services.

Revenues from subscription services increased significantly by 99.6% from US$25.6 million in 2011 to US$51.1 million in 2012. The increase was mainly attributable to a significant increase in the number of our subscribers, which grew from 2.8 million of December 31, 2011 to 4.0 million of December 31, 2012.

Our online advertising revenues increased by 61.2% from US$38.3 million in 2011 to US$61.8 million in 2012, primarily due to a significant increase in the average spending per advertiser from approximately US$79,000 in 2011 to approximately US$147,000 in 2012, which was in turn attributable to our initiatives to streamline our advertising service strategies in 2012. The increase, in light of the different advertising service platforms, was attributable to the increase of online advertising revenues contributed by Xunlei Kankan in the amount of US$18.0 million and to a lesser extent by Xunlei Accelerator in the amount of US$5.5 million. The number of advertisers decreased from 485 in 2011 to 420 in 2012.

Revenues derived from other internet valued-added services increased by 50.0% from US$23.6 million in 2011 to US$35.4 million in 2012, primarily due to the increase in revenues from online games from US$5.2 million to US$15.5 million, the generation of pay per view revenues of US$0.5 million in 2012 as we started to provide online video subscription services that year and the increase in sublicensing revenues from US$14.8 million in 2011 to US$15.2 million in 2012. The increase in online games revenues was primarily attributable to an increase in the number of exclusive licensed games that we operated on our platform as well as the increased popularity of our existing games.

Cost of revenues.    Our cost of revenues increased by 74.8% from US$48.1 million in 2011 to US$84.0 million in 2012. The increase in our cost of revenues was mainly due to the increase in content costs primarily associated with the expansion of Xunlei Kankan and the increase in bandwidth costs and payment handling fees as we grew our subscription services.

Bandwidth costs.    Our bandwidth costs increased by 92.4% from US$11.5 million in 2011 to US$22.2 million in 2012, primarily due to the increased bandwidth needs to support our subscription services and our increased high-definition content on Xunlei Kankan. Since we introduced our subscription services in 2009, bandwidth costs associated with such services have grown significantly.

Content costs.    Our content costs increased by 68.6% from US$27.7 million in 2011 to US$46.7 million in 2012, primarily due to our continuous efforts to expand our Kankan library, and to license more premium content and exclusive rights on certain movies and television series for sublicensing. The increase of our content costs is also due to the amortization of our content copyrights on an accelerated basis as a result of the change in our accounting policy in April 2011.

Payment handling fees.    Our payment handling fees increased by 52.7% from US$5.6 million in 2011 to US$8.5 million in 2012, driven primarily by the rapid growth of our subscription services.

Depreciation of servers and other equipment.    Depreciation of servers and other equipment increased by 27.2% from US$2.6 million in 2011 to US$3.3 million in 2012, as we acquired more servers and other equipment to accommodate the increased needs for acceleration and streaming services.

Games revenue sharing costs and others.    These costs increased significantly by 377.1% from US$0.7 million in 2011 to US$3.4 million in 2012, mainly because we generated more revenues from exclusive licensed games in 2012.

Gross profit.    As a result of the above, our gross profit increased by 67.0% from US$33.8 million in 2011 to US$56.5 million in 2012.

Operating expenses.    Our operating expenses increased by 41.6% from US$41.7 million in 2011 to US$59.1 million in 2012, primarily due to an increase in research and development expenses and sales and marketing expenses.

Research and development expenses.    Our research and development expenses increased by 67.7% from US$12.1 million in 2011 to US$20.4 million in 2012. The increase in our research and development expenses was primarily due to increases in headcount and salaries.

Sales and marketing expenses.    Our sales and marketing expenses increased by 84.4% from US$11.0 million in 2011 to US$20.2 million in 2012. The increase in our sales and marketing expenses was primarily due to our increased spending on marketing and promotion and, to a lesser extent, due to increases in headcount and salaries.

General and administrative expenses.    Our general and administrative expenses slightly decreased from US$18.6 million in 2011 to US$18.5 million in 2012.

Net gain from exchanges of content copyrights.    We had net gains from the exchange of content copyrights of US$4.7 million in 2011 and 2012, respectively.

Interest income.    Our interest income increased by 410.0% from US$0.3 million in 2011 to US$1.4 million in 2012.

Interest expense.    Our interest expense increased from US$0.3 million in 2011 to US$1.4 million in 2012, because we borrowed more bank loans in 2012.

Income tax benefit/(expense).    We recorded an income tax benefit of US$1.8 million in 2011 which was primarily due to a deferred tax asset resulting from the change in the corporate tax rate, offset by a deferred tax liability recognized in relation to taxes applicable to unremitted retained earnings and reserves expected to be paid by the VIE to Giganology Shenzhen. We recorded an income tax expense of US$2.2 million in 2012. The change primarily reflected higher taxable income, lower deferred tax assets recognized as well as an increase in the deferred tax liability provided in 2012. These were partially offset by the tax impact that Shenzhen Xunlei claimed 150% of its research and development expenses in assessing its taxable income.

Net (loss) income attributable to Xunlei Limited.    As a result of the above, we incurred net loss attributable to Xunlei Limited of US$0.01 million in 2011 and net income of US$0.5 million in 2012.

Selected quarterly results of operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the eight quarters in the period from April 1, 2012 to March 31, 2014. You should read the following table in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

Selected quarterly results

	For the three months ended
(in thousands of US$)	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues, net of rebates and discounts
Subscription revenue	11,268	13,909	15,855	18,839	21,037	22,948	23,909	24,849
Advertising revenue	14,198	20,889	17,067	11,933	13,489	12,917	9,689	7,518
Other internet value-added services	7,378	9,083	11,369	10,547	12,319	12,656	9,961	8,823

Revenues, net of rebates and discounts	32,844	43,881	44,291	41,319	46,845	48,521	43,559	41,190
Business taxes and surcharges	(2,005)	(2,760)	(1,283)	(1,245)	(1,692)	(1,413)	(1,301)	(1,192)
Net revenues	30,839	41,121	43,008	40,074	45,153	47,108	42,258	39,998
Cost of revenues	(18,911)	(21,751)	(21,036)	(20,783)	(21,653)	(22,959)	(27,866)	(23,864)

Gross profit	11,928	19,370	21,972	19,291	23,500	24,149	14,392	16,134
Operating expenses(1)
Research and development expenses	(4,625)	(5,738)	(5,913)	(6,093)	(6,612)	(7,594)	(8,533)	(7,079)
Sales and marketing expenses	(4,143)	(6,478)	(6,451)	(4,443)	(6,170)	(8,263)	(7,734)	(5,027)
General and administrative expenses	(4,589)	(4,649)	(4,901)	(4,409)	(4,354)	(5,508)	(8,803)	(6,068)

Total operating expenses	(13,357)	(16,865)	(17,265)	(14,945)	(17,136)	(21,365)	(25,070)	(18,174)

Net (loss) / gain from exchanges of content copyright	(270)	401	1,161	(171)	(26)	519	699	826
Operating (loss) / income	(1,699)	2,906	5,868	4,175	6,338	3,303	(9,979)	(1,214)

Interest income	332	420	410	190	283	413	303	387
Interest expense	(454)	(491)	(61)	—	—	—	—	—
Other (loss) / income, net	(132)	(32)	142	588	613	853	2,625	1,123
Share of (loss) / income from equity investee	(102)	19	49	(23)	155	(5)	(102)	(56)

(Loss) / income before income tax	(2,055)	2,822	6,408	4,930	7,389	4,564	(7,153)	240
Income tax benefit / (expenses)	265	(787)	(3,211)	(862)	(1,587)	932	2,164	(62)

Net (loss) / income	(1,790)	2,035	3,197	4,068	5,802	5,496	(4,989)	178
Less: net (loss) / income attributable to non-controlling interest	(161)	27	217	167	(23)	(163)	(264)	(219)

Net (loss) / income attributable to Xunlei Limited(2)	(1,629)	2,008	2,980	3,901	5,825	5,659	(4,725)	397

(1)   Share-based compensation expenses were allocated in operating expenses as follows:

	For the three months ended
(in thousands of US$)	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014

Research and development expenses	287	305	272	235	254	235	249	191
Sales and marketing expenses	12	12	10	9	9	10	15	12
General and administrative expenses	312	318	191	84	113	137	746	859

Total share-based compensation expenses	611	635	473	328	376	382	1,010	1,062

(2)   Our preferred shareholders have the right to participate in dividends pari passu with our common shareholders on an as-converted basis.

Our quarterly revenues were primarily affected by the substantial increases in our revenues generated from subscription services and other internet value-added services and the changes in our advertising revenues in the eight quarters in the period from April 1, 2012 to March 31, 2014.

•
Since we commercialized cloud acceleration subscription services in March 2009, our revenues from these services increased significantly from approximately US$11.3 million in the three months ended June 30, 2012 to approximately US$24.8 million in the three months ended March 31, 2014. The increase was the result of a significant rise in the number of our subscribers.

•
Our online advertising revenues decreased significantly from approximately US$17.1 million in the fourth quarter of 2012 to approximately US$11.9 million in the first quarter of 2013. After we had achieved historical high advertising revenues in the third quarter of 2012 derived principally from the advertisements we placed on Xunlei Kankan and Xunlei Accelerator, we made a decision in the first quarter of 2013 to discontinue delivering advertisements on Xunlei Accelerator to further improve our users' experience and enhance user engagement on Xunlei Accelerator. Subsequently, we have been substantially decreasing advertisements on Xunlei Accelerator and, accordingly, online advertising revenues further decreased from approximately US$13.5 million in the second quarter of 2013 to approximately US$7.5 million in the first quarter of 2014.

•
Revenues from our internet value-added services increased from approximately US$7.4 million in the second quarter of 2012 to approximately US$12.7 million in the third quarter of 2013. Such revenues primarily came from online games, which accounted for a significant portion of our internet value-added services during the said period. The decrease of revenues in the first and fourth quarters of 2013 and the first quarter of 2014 is primarily because revenues from our content sub-licensing services decreased as a result of the impact of our decreased content acquisition in 2013 and revenues from key online games did not achieve the returns as we projected for them. However, we expect our overall internet value-added services to increase in the subsequent quarters of 2014 as we continue our investment in online games and our content library.

Our cost of revenues generally increased in the eight quarters ended March 31, 2014 as we continued to expand our business and incurred significant bandwidth costs and content costs in preparation for our future growth. The absolute amount of cost of revenues and our cost of revenues as a percentage of revenues significantly increased from the third quarter of 2013 to the fourth quarter of 2013 primarily due to additional bandwidth costs as a result of our need to increase investment to compete effectively.

Liquidity and capital resources

To date, we have financed our operations primarily through cash generated from operations, private placements of preferred shares to investors and bank loans. As of March 31, 2014, we had US$302.4 million in cash and cash equivalents. As of the same date, we did not have any outstanding bank loans. We believe that our cash and the anticipated cash flow from operations and financings will be sufficient to meet our anticipated cash needs for the next 12 months.

We generate a significant portion of our revenues from customers in the advertising industry. Although our general credit term for our customers is 90 days, we typically are willing to accept delayed repayment up to one year from the invoice date given the general practices we have with our customers in the advertising industry. Our practice and collection history may continue to have an impact on our liquidity.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter's ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See "Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen and Xunlei Computer to pay dividends to us could have a material adverse effect on our ability to conduct our business." In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE's subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE's subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2012 and 2013, and March 31, 2014, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$45.0 million, US$49.2 million and US$49.2 million, respectively.

As an offshore holding company, we are permitted, under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our variable interest entity only through loans, subject to the satisfaction of the applicable government registration and approval requirements. See "Risk factors—Risks related to our corporate structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and variable interest entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business" and see "Risk factors—Risks related to doing business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval." As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or variable interest entity when needed. Notwithstanding the forgoing, our PRC subsidiary, Giganology Shenzhen may use its own retained earnings (as opposed to RMB converted from foreign currency denominated capital) to provide financial support to Shenzhen Xunlei either through extended payment terms on amounts due to Giganology Shenzhen from Shenzhen Xunlei, or via entrusted loans from Giganology Shenzhen to Shenzhen Xunlei, or direct loans to its nominee shareholders, which would be contributed to the variable interest entity as capital injection. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements against the VIE's share capital.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
(in thousands of US$)	2011	2012	2013	2013	2014
				(unaudited)	(unaudited)

Net cash generated from operating activities	18,277	59,914	85,533	16,590	15,019
Net cash used in investing activities	(36,875)	(49,490)	(78,352)	(18,179)	(5,130)
Net cash generated from financing activities	50,032	17,692	2,487	1,307	199,620
Net increase (decrease) in cash	31,434	28,116	9,668	(282)	209,509
Cash and cash equivalents at the beginning of year/period	21,353	53,349	81,906	81,906	93,906
Effect of exchange rate changes	562	441	2,332	169	(1,054)
Cash and cash equivalents at the end of year/period	53,349	81,906	93,906	81,793	302,361

As of March 31, 2014, we had cash or cash equivalents of approximately RMB474.3 million (US$77.1 million) and US$10.7 million located within the PRC, of which RMB396.9 million (US$64.5 million) is held by Shenzhen Xunlei and its subsidiaries. We also had cash or cash equivalents of RMB64.8 million (US$10.5 million), US$204.0 million and 0.5 million Hong Kong dollars (US$0.1 million) located outside of the PRC as of March 31, 2014.

Operating activities

Net cash generated from operating activities amounted to US$15.0 million in the three months ended March 31, 2014, which was primarily attributable to a net income of US$0.2 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$10.4 million, share-based compensation of US$1.1 million and a net change in working capital. The net change in working capital was primarily due to the decrease of accounts receivable amounting to US$5.8 million, which was in line with the decrease of our advertising revenues and the increase in accounts payable amounting to US$1.6 million primarily attributable to the increased procurement of bandwidth, partially offset by the increase in prepayment of other assets amounting to US$2.5 million.

Net cash generated from operating activities amounted to US$85.5 million in 2013, which was primarily attributable to a net income of US$10.4 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$43.4 million, share-based compensation of US$2.1 million and a net change in working capital. The net change in working capital was primarily due to the decrease of accounts receivable amounting to US$13.7 million, which was in line with the decrease of our advertising revenues, an increase in deferred revenue of US$12.6 million as a result of increase in our subscription fees prepaid by our subscribers, and the increase in accounts payable of US$5.9 million primarily attributable to the increased procurement of bandwidth.

Net cash generated from operating activities amounted to US$59.9 million in 2012, which was primarily attributable to a net income of US$0.4 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$54.6 million, share-based compensation of US$2.2 million and a net change in working capital. The net change in working capital was primarily due to the increase in accrued liabilities and other payable of US$10.9 million arising from an increase in accrual of sales rebates of online advertising and accrued payroll and employees benefit provision, and the increase in deferred revenue in the amount of US$8.5 million as our subscription revenues grew rapidly, partially offset by the increase of accounts receivable of US$17.8 million as a result of the increase in online advertising revenues.

Net cash generated from operating activities amounted to US$18.3 million in 2011, which was primarily attributable to a net loss of US$0.01 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$32.1 million, and partially offset by a net change in working capital. The net change in working capital was primarily due to the increase of accounts receivable of US$19.9 million as a result of the increase in online advertising revenues and content sublicensing revenues, and the increase of prepayment and other assets amounting to US$3.0 million to cope with the increasing scale of operations, which was partially offset by the increase in accrued liabilities and other payable of US$6.6 million arising from increase in accrual of sales rebates of online advertising and the increase in deferred revenue in the amount of US$4.9 million which increased in line with the growth of our subscription business.

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, and purchases of intangibles assets.

Net cash used in investing activities amounted to US$5.1 million in the three months ended March 31, 2014, which was primarily attributable to purchase of short-term investment of US$83.4 million, purchase of intangible assets of US$9.1 million and acquisition of property and equipment of US$3.8 million, partially offset by proceeds from disposal of short-term investment of US$92.0 million.

Net cash used in investing activities amounted to US$78.4 million in 2013, primarily attributable to the purchase of short-term investment of US$246.2 million, and purchase of intangible assets in the amount of US$36.0 million, partially offset by proceeds from disposal of short-term investments of US$213.5 million.

Net cash used in investing activities amounted to US$49.5 million in 2012, mainly attributable to the purchase of intangible assets in the amount of US$32.6 million, the acquisition of property, plant and equipment in the amount of US$7.4 million and the purchase of short-term investment of US$6.5 million.

Net cash used in investing activities amounted to US$36.9 million in 2011, attributable to the purchase of intangible assets in the amount of US$32.0 million and acquisition of property, plant and equipment in the amount of US$4.2 million.

Financing activities

Net cash generated from financing activities amounted to US$199.6 million in the three months ended March 31, 2014, which was primarily due to our issuance of Series E preferred shares of US$200 million, partially offset by payment of initial public offering expenses of US$0.4 million.

Net cash generated from financing activities amounted to US$2.5 million in 2013 due to government grant received.

Net cash provided by financing activities amounted to US$17.7 million in 2012 due to our proceeds from series D preferred share issuance of US$32.5 million and proceeds from bank borrowings of US$20.5 million, partially offset by repayment of bank borrowings of US$41.2 million.

Net cash provided by financing activities amounted to US$50.0 million in 2011 due to our proceeds from series C preferred share issuance of US$29.4 million and proceeds from bank borrowing of US$20.6 million.

Capital expenditures

We made capital expenditures of US$4.2 million, US$7.4 million, US$7.4 million and US$3.8 million in the years ended December 31, 2011, 2012 and 2013 and in the three months ended March 31, 2014, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. Our capital expenditures may increase in the near term as our business continues to grow.

Contractual obligations and commercial commitments

The following table sets forth our rental and bandwidth lease commitments as of March 31, 2014:

		Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-2 years	2-3 years

Operating lease obligations(1)	4,814	2,801	1,320	693
Bandwidth lease obligations	24,733	21,818	2,520	395

(1)     Operating lease obligations are primarily related to the lease of office space. These leases expire on different dates.

As of March 31, 2014, we had irrevocable purchase obligations for certain copyrights and online game licenses that had not been recognized in the amount of US$8.4 million and US$6.6 million, respectively.

Off-balance sheet commitments and arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 4.9% in 2011 and 2.6% in 2012, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Market risks

Foreign exchange risk

Our financing activities are denominated mainly in U.S. dollars. The Renminbi ("RMB") is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of our subsidiaries, and the consolidated VIE and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People's Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment.

Revenue recognition

1. Subscription revenues

We operate a VIP subscription program where subscribers can have access to acceleration services and other access privileges. The subscription fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone bills. The terms of time-based subscriptions range from one to twelve months, with the subscribers having the option to renew the contracts. The receipt of subscription fees is initially recorded as deferred revenue and revenues are recognized ratably over the period of subscription as services are rendered. Unrecognized portion of the subscription fee beyond 12 months from balance sheet date is classified as non-current liability. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly record revenues on a gross basis. In determining whether to report revenues gross for the amount of subscription revenues, we assesses whether it maintains the principal relationship with the VIP subscribers, whether it bears the credit risk and whether it establishes prices for the end users. Payment handling fees levied by online system, fixed phone line and mobile payment channels are recorded as the cost of revenues in the same period as the revenues for the subscription fee are recognized.

2. Advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on our platform in different formats over a particular period of time. Such formats include but not limited to videos, banners, links, logos and buttons.

Advertisements on our platform are charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. We enter into advertising contracts with third-party advertising agencies that represents advertisers, as well as directly with advertisers. A typical contract term would range from a few days to three months. Both third party advertising agencies and direct advertisers are billed at the end of the display period and payments are due usually within three months.

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on their relative fair values and recognize revenues for the different elements over their respective display periods. We determine the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis. We recognize revenues on the elements delivered and defer the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the contract period, revenues are recognized on a straight line basis over the contract period.

a) Transactions with third-party advertising agencies

For contracts entered into with third-party advertising agencies, the third-party advertising agencies will in turn sell the advertising services to advertisers. Revenues are recognized ratably over the contract period of display based on the following criteria:

•
There is a persuasive evidence that an arrangement exists: we will enter into framework and execution contracts with the advertising agencies, specifying price, advertising content, format and timing;

•
Price is fixed and determinable: price charged to the advertising agencies are specified in the contracts, including relevant discount and rebate rates;

•
Services are rendered: we recognize revenues ratably over the contract period of display; and

•
Collectability is reasonably assured: we assess credit history of each advertising agency before entering into any framework and execution contracts. If the collectability from the agencies is assessed as not reasonably assured, we recognize revenues only when the cash is received and all the other revenues criteria are met.

We provide sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase amount. As the advertising agencies are viewed as the customers in these transactions, revenues are recognized based on the price charged to the agencies, net of sales rebates provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales amount based on historical experience.

We regularly monitor sales amount from each customer and adjust our estimated rebate at the end of each reporting period. Annual sales rebates are assessed on a quarterly basis based on the contracted rebate rates and the estimated sales amount for the full year, and actual sales to date and estimated sales for the rest of the year. Such rebates are adjusted at the year end based on actual sales amount achieved.

b) Transactions with advertisers

We also enter into advertisement contracts directly with advertisers. Under these contracts, similar to transactions with third-party advertising agencies, we recognize revenues ratably over the contract period of display. The terms and conditions, including price, are fixed according the contracts between us and the advertisers. We also perform credit assessment of all advertisers prior to entering into contracts. Revenues are recognized based on the amount charged to the advertisers, net of discounts.

3. Other internet value-added services

(1) Online game revenues

Users play games through our platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users' account over the life of the online game. Pursuant to contracts signed between us and the game developers, revenues from the sale of virtual items are shared based on a pre-agreed ratio for each game. We enter into both non-exclusive and exclusive licensing contracts with game developers.

a) Non-exclusive game licensed contracts

The games under non-exclusive licensed contracts are maintained, hosted and updated by the game developers. We mainly provide access to our platform and limited after-sale services to the game players. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether we act as the principal in offering services to the game players or as agent in the transactions, and the specific requirements of each contract. We determined that for non-exclusive game licensed arrangements, the third party game developers are the principal given that the game developers design and develop the game services offered, have reasonable latitude to establish prices of virtual items, and are responsible for maintaining and upgrading the game content and virtual items. Accordingly, we record online game revenues, net of the portion remitted to the game developers.

Given that online games are managed and administered by the game developers for non-exclusive licensed games, we do not have access to the data on the consumption details and the types of virtual items purchased by the game players. However, we have data of when a particular user makes a purchase and logs into the game. We have adopted a policy to recognize revenues relating to both consumable and perpetual items, over the shorter of (1) estimated lives of the games and (2) the estimated lives of the user relationship with us, which were approximately two to six months for the periods presented.

Adjustments arising from the change of estimated lives of virtual items are applied prospectively as such change results from new information indicating a change in the game player behavioral patterns.

b) Exclusive game licensed contracts

For exclusive licensed contracts with game developers, the games are maintained and hosted by us. Accordingly, where we are determined to be the principal, we record online game revenues on a gross basis, with the amount remitted to the game developers reported as cost of revenues. Payment handling fees are recognized as cost of revenues when the related revenues are recognized.

For exclusive licensed games which are maintained on our servers, we have access to the data on the consumption details and types of virtual items purchased by the game players. We do not maintain information on consumption details of virtual items, and only have limited information related to the frequency of log-ons. Given that a substantial portion of the virtual items purchased by the game players in exclusive licensed games are perpetual items, our management determine that it would be most appropriate to recognize the related revenues over the shorter of (1) estimated lives of the games and (2) estimated life of the user relationship with us, which is approximately three months. Revenues relating to consumable items are recognized immediately upon consumption. Any changes in our estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate.

For both non-exclusive and exclusive licensed games, we estimate the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship.

The estimated user relationship period is based on data collected from those users who have purchased virtual items. To estimate the life of the user relationship, we maintain a software system that captures the following information for each user: the date of first log-in, the date of first purchase for a virtual item, the date of last purchase for a virtual item and the date the user ceases to play the game. We estimate the life of the user relationship to be the average period from the first purchase of a virtual item to the date the user ceases to play the game. The estimate of the life of the user relationship is based only on the data of those users who have purchased virtual items and is made on a game-by-game basis.

To estimate the date the user plays the game for the last time, we selected all paying users that logged on during a particular month and continue to track these users' log-on behaviors over at least a six-month period to determine if each user is "active" or "inactive," which is determined based on a review of the period of inactivity or idle period from the user's last log-on. We observe the behaviors of these users to see whether they subsequently return to a game based on different inactive periods (e.g. not logging on) of one month, two months, three months and so forth. The percentage of users calculated that do not log back on is estimated to be the probability that users will not return to the game after a certain period of inactivity.

We consider a paying player to be inactive once he or she has reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game. We believe that using an 80% threshold for the likelihood that a player will not return to a game is a reasonable estimate that achieves the magnitude of "probable" under the threshold described in ASC 450 Contingencies. We have consistently applied this threshold to our analysis. Based on our assessment, the inactive period ranges generally from one to three months depending on the games.

To estimate the life of the games, we consider both games that we operate as well as games in the market that are of a similar nature. We group these games by their nature, in categories such as simulation games, role playing games and others, which appeal to players belonging to different demographics. We estimate that the life of each group of the games to be the average period from the date of launch for such games to the date the games are expected to be removed from the website or terminated altogether. When we launch a new game, we estimate the life of the game and user relationship based on lives of other similar games in the market until the new game establishes its own history. We also consider the game's profile, attributes, target audience, and its appeal to players of different demographic groups in estimating the user relationship period.

The consideration of user relationship with each online game is based on our best estimate that takes into account all known and relevant information at the time of assessment. Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns. Any changes in our estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate. We periodically assess the estimated lives of the virtual items and any changes from prior estimates are accounted for prospectively. Any adjustments arising from changes in user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Game players can purchase virtual currency via an online payment channel. We incur service fees levied by these payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognized.

(2) Content sub-licensing revenues

With copyright content that has been exclusively licensed to us, we have the right to sub-license the broadcasting rights on a recurring basis to third parties. We generate revenues from sub-licensing these broadcasting rights to third party customers, mainly video streaming internet platforms for cash, at a fixed rate for a fixed period of time that falls within the original exclusive license period. Revenues are recognized in full at the later of the delivery of the copy of the content with acceptance acknowledged by the customers and the commencement of the license period, as we are not obliged to provide any other services. We perform credit assessment of our customers prior to entering into contracts to ensure that collection of the arrangement fee is reasonably assured. We have no on-going obligation after delivery of the copy of the content.

(3) Pay per view revenues

We operate a pay per view program in which subscribers pay a monthly fee to watch and access a collection of movie contents. The subscription fee is time-based and is collected up-front from subscribers except in the cases where they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone fees. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contracts. The receipt of payment is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered.

Viewers can also pay to watch each individual movie for an unlimited number of times. Revenues are recognized when the movie is broadcasted to the viewers.

Barter transactions

We also enter into agreements with third parties (mainly video streaming internet platform) to exchange content. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and or sub-license the rights to the content it surrendered in the exchange. These transactions are non-monetary transactions similar to barter transactions, and we follow ASC 845, Non-Monetary Transactions and ASC 360-10, Property, Plant, and Equipment.

Such barter transactions should be recorded at fair value of the surrendered assets in the transaction unless such fair value is not determinable within reasonable limits. We estimated the fair value of the content by gathering "price reference" of cash sub-licensing transaction of each exclusive content right and categorizing it into two buckets (1) cash transaction prices with established counterparties and (2) cash transaction prices with less established counterparties. With this information, we calculate an "average cash transaction price" for each category to be used as a reference for the non-monetary transaction. The attributable cost of the related exclusive Content Copyright surrendered is released and recorded as the cost of the barter transaction in accordance with ASC 926 Entertainment—Films in which the cost is computed using the individual-film-forecast-computation method. This method calculates such cost based on the ratio of the estimated fair value of the exchanged content over the aggregate estimated fair value to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. We revisit the forecast at each quarter or year end and make adjustment, when appropriate.

Share-based compensation

We awarded a number of share-based compensation options to our employees, officers and directors. The details of these share-based awards and the respective terms and conditions are described in "Share-based compensation" in note 17 to our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and note 17 to our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 and 2014.

Options are accounted for as equity-classified awards because there are no explicit repurchase rights specified in the award documents and the number of shares of our common shares issued under these awards are fixed and determined at the time of grants. All options are measured based on the fair value of the award on the grant date and recognized as compensation expenses based on the straight-line vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

The following table sets forth the options granted that were outstanding as of March 31, 2014:

Date of Option Grant	Options outstanding	Exercise price (US$)	Fair value of options (US$)	Fair value of ordinary shares (US$)

prior to 2012	19,689,838	—	—	—
March 1, 2012	254,542	3.97	1.01	2.83
August 1, 2012	15,917	3.97	1.10	3.01
March 1, 2013	75,000	3.97	1.17	3.20
August 1, 2013	445,000	3.97	1.13	3.23
November 18, 2013	456,761	2.11–3.97	0.99–1.60	3.15
March 5, 2014	492,000	2.93-3.97	0.91-1.20	3.06

Total	21,429,058

We estimate the fair value of share options granted using the Black-Scholes option pricing model. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2011	2012	2013	2014

Risk-free interest rate(1)	1.32% to 2.26%	0.67% to 0.92%	0.77% to 1.76%	0.77% to 1.76%
Dividend yield(2)	—	—	—	—
Volatility rate(3)	50.3% to 51.4%	53.9% to 54.5%	43.8% to 51.3%	40.07% to 43.30%
Expected term (in years)(4)	4.58	4.58	4.58	4.58

Notes:

(1)   The risk-free interest rates of periods within the contractual life of the share options is based on the U.S. dollar Chinese government bond yield data from Bloomberg as of the valuation dates;

(2)   We have no history or expectation of paying dividends on our common stock;

(3)   Expected volatility is estimated based on the average historical volatilities of shares of the comparable publicly listed companies from Bloomberg as of the valuation dates; and

(4)   The expected term is estimated by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

Total compensation costs recognized for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively, are as follows:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2013 (unaudited)	2014 (unaudited)
(In thousands of US$)	2011	2012	2013

Sales and marketing expenses	73	46	43	9	12
General and administrative expenses	1,128	1,102	1,080	84	859
Research and development expenses	898	1,085	973	235	191

Total	2,099	2,233	2,096	328	1,062

Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

We also awarded a number of restricted shares to our executive officers. On November 18, 2013, December 31, 2013, March 5, 2014 and March 31, 2014, we granted 7,605,238, 490,000, 1,830,000 and 270,000 restricted shares to our executive officers, respectively. In March 2014, 3,427,620 restricted shares were forfeited, and these are available for future grants to executive officers. The details of these share-based restricted shares and the respective terms and conditions are described in "Share-based compensation" in note 17 to our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and note 17 to our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 and 2014.

The restricted shares are accounted for as equity-classified awards because there are no explicit repurchase rights specified in the relevant documents and the number of shares of our common shares issued under these awards is fixed and determined at the time of grants. All restricted shares are measured based on the fair value of the awards on the grant date and recognized as compensation expenses based on the straight-line vesting method net of estimated forfeitures over the requisite service period. Upon the completion of this offering, the administrator of the applicable share incentive plan may immediately accelerate the vesting of restricted shares, and however, we have no plan to accelerate the vesting of the restricted shares upon the completion of this offering.

From April 1, 2014 to the date of this prospectus, we did not grant any options and restricted shares to our executive officers or employees.

Fair value of our common shares

Prior to the completion of this offering, we are a private company with no quoted market prices for our common shares. We have therefore estimated, with assistance from an independent valuation firm, the fair value of our common shares at certain dates in 2011, 2012, 2013 and in the three months ended March 31, 2014.

The following table sets forth the fair values of our common shares estimated from March 21, 2011 to March 31, 2014:

Date	Fair Value of common shares (per share)	Type of methodology	Type of valuation	Purpose of valuation

March 21, 2011	5.65	Income approach	Contemporaneous	Valuation of ESOP
April 14, 2011	5.18	Income approach	Contemporaneous	Series C valuation
August 1, 2011	3.60	Income approach	Contemporaneous	Valuation of ESOP
January 31, 2012	3.36	Income approach	Contemporaneous	Series D valuation
March 1, 2012	2.83	Income approach	Contemporaneous	Valuation of ESOP
August 1, 2012	3.01	Income approach	Contemporaneous	Valuation of ESOP
March 1, 2013	3.20	Income approach	Contemporaneous	Valuation of ESOP
August 1, 2013	3.23	Income approach	Contemporaneous	Valuation of ESOP
November 18, 2013	3.15	Income approach	Contemporaneous	Valuation of ESOP (including restricted shares)
December 31, 2013	3.14	Income approach	Contemporaneous	Valuation of ESOP (including restricted shares)
March 5, 2014	3.06	Income approach	Contemporaneous	Series E valuation and valuation of ESOP (including restricted shares)
March 31, 2014	3.06	Income approach	Contemporaneous	Valuation of ESOP (including restricted shares)

We estimated the fair value of our common shares based on valuations performed by our management with the assistance of an independent valuer for options granted after January 1, 2008 and through March 31, 2014. Determining the fair values of our common shares requires our management to make complex and subjective judgments regarding our projected financial and operating results, the unique business risks, the liquidity of our common shares and operating history and prospects at the time of each grant. Therefore, these fair values are inherently uncertain and highly subjective.

In determining the fair values of our common shares as of each award grant date, we consider a number of objective and subjective factors that we believe market participants would consider, including (a) our business, financial condition, and results of operations, including related industry trends affecting our operations; (b) our forecasted operating performance and projected future cash flows; (c) the illiquid nature of our common shares; (d) liquidation preferences and other rights and privileges of our common shares; (e) market multiples of our most comparable public peers; (f) recent sales of our securities; and (g) market conditions affecting our industry. Therefore, we considered three generally accepted approaches to value our common shares: market approach, cost approach and income approach. We believe that the market approach and cost approach are inappropriate for the valuation. Firstly, the market approach requires market transactions of comparable assets as an indication of value, and we have not identified any current market transactions which are comparable. Secondly, the cost approach does not directly incorporate information about the economic benefits contributed by the underlying business. We decided to rely upon the income approach as the sole means of valuation since we believe we are a later-stage enterprise as opposed to an early-stage enterprise. We believe we have enough financial data on which to base a forecast of future results. In applying the income approach to determine the value of our common shares, a discount was applied to reach the final valuation of our common shares based on the fact that, inasmuch as we are a private company, there are impediments to liquidity, including lack of publicly available information and the lack of a trading market. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate.

The major assumptions used in calculating the fair values of our common shares include:

•
Weighted average cost of capital, or WACC: WACCs of 17.3%, 18.8%, 17.9%, 17.2%, 20.5%, 20.5%, 18.2%, 18.2%, 18.5%, 18.5%, 18.2% and 18.2% were used for dates as of March 21, 2011, April 14, 2011, August 1, 2011, January 31, 2012, March 1, 2012, August 1, 2012, March 1, 2013, August 1, 2013, November 18, 2013, December 31, 2013, March 5, 2014 and March 31, 2014, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non-systematic risk factors;

•
Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, three China-based online marketing companies and one U.S.-based online marketing company, all of which are listed in the U.S., were selected for reference as our guideline companies.

•
The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the change in the fair value of our common shares from March 2011 to March 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: the projected business performances can be achieved with the effort of our managements; there will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect our business; the operational and contractual terms stipulated in the relevant contracts and agreements will be honored; and the facilities and systems proposed are sufficient for future expansion in order to realized the growth potential of the business and maintain a competitive edge;

•
For the income approach, we forecasted our future debt-free net cash flows for five to six years subsequent to the valuation date and applied a H Model to calculate the terminal debt-free cash flow after five to six years. The net cash flow was then discounted to present value using a risk-adjusted discount rate, which was based on market inputs using a capital asset pricing model that reflected the risks associated with achieving our forecasts. The terminal or residual value at the end of the projection period was based on the H Model with the terminal growth rate assumed to be 3% for all the valuation dates. The resulting terminal value and interim debt-free cash flows were then discounted at a rate ranging from 17.3% to 20.5% for the respective valuation date which was based on the weighted average cost of capital of comparable companies, as adjusted for our specific risk profile.

•
Our total equity value was then allocated among the preferred shares and common shares. The valuation model allocated the equity value between the common shares and the preferred shares and calculated the fair value of common shares based on the option-pricing method. Under this method, common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The common shares are considered to be a call option with claim on the equity above the exercise price equal to the liquidation preferences of the preferred shares.

•
Discount for lack of marketability, or DLOM, a discount for lack of marketability was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option pricing method, the fair value of the put option, which can hedge against a price decline before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, a discount for lack of marketability of 6%, 9%, 18%, 19%, 26%, 26%, 19%, 16%, 14%, 14%, 12% and 12% was used on March 21, 2011, April 14, 2011, August 1, 2011, January 31, 2012, March 1, 2012, August 1, 2012, March 1, 2013, August 1, 2013, November 18, 2013, December 31, 2013, March 5, 2014 and March 31, 2014, respectively, for the valuation of our common shares, when we conducted valuations on these dates in 2011, 2012, 2013 and the three months ended March 31, 2014. These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying common shares for the options granted, and the valuation results and the amount of share-based compensation expenses would also vary accordingly.

We believe that the increase in fair value of our common shares from US$2.83 per common share as of March 1, 2012 to US$3.01 per common share as of August 1, 2012 is primarily attributable to the fast growth of our subscription business during this period. Our subscribers for subscription services increased from approximately 3.2 million as of June 30, 2012 to approximately 3.6 million as of September 30, 2012.

We believe that the increase in fair value of our common shares from US$3.01 per common share as of August 1, 2012 to US$3.20 per common share as of March 1, 2013 is primarily attributable to the continued growth of our subscription business during this period. Our subscribers for subscription services increased from approximately 3.6 million as of September 30, 2012 to approximately 4.4 million as of March 31, 2013.

We believe that the increase in fair value of our common shares from US$3.20 per common share as of March 1, 2013 to US$3.23 per common share as of August 1, 2013 is primarily attributable to the continued growth of our subscription business and online game business during this period.

We believe that the decrease in fair value of our common shares from US$3.23 per common share as of August 1, 2013 to US$3.14 per common share as of December 31, 2013 is primarily attributable to the following factors:

•
The growth of revenues recently was more moderate compared to our previous forecast;

•
The growth of our cost structure outpaced that of revenues, which impacted our profitability in the near term; and

•
We granted restricted shares to our officers, which impacted the value per share.

We believe that the decrease in fair value of our common shares from US$3.14 per common share as of December 31, 2013 to US$3.06 per common share as of March 31, 2014 is primarily because the growth during the first quarter of 2014 was slower than the previous projection.

Fair value of our series C convertible preferred shares

In addition to our common shares, we have determined the fair value of the series C convertible preferred shares. The result of which is used to determine amortization of the associated beneficial conversion feature. Consistent with common shares discussed above, the determination of the fair value of our series C convertible preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risk, the liquidity of these shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair values of our series C convertible preferred shares include:

•
Event scenario—Our best estimation of the occurrence and the timing of (1) a liquidation event or (2) an initial public offering, or IPO, event. The probability of the occurrence of an IPO is assumed to be 95% and the probability of the occurrence of a liquidation event is assumed to be 5%.

•
Risk free rate—The risk free rate used in the liquidation and the IPO scenario is assumed to be 0.1%, the 0.67 year US Treasury Bonds & Notes Yield. The risk free rate used in the redemption scenario is assumed to be 0.47%, the 4 year US Treasury Bonds & Notes Yield.

•
Volatility—The volatility estimate is based on the average volatility of the stock returns of selected comparable companies listed in the US stock market which are engaged in the similar line of business. The volatility assumed to be 39.6%. Three China-based online marketing companies and one U.S.-based online marketing company, all of which are listed in the U.S., were selected for reference as our guideline companies.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation". The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred shares.

Modification of our series C convertible preferred shares

Upon issuance of the series D preferred shares in January 2012, we adjusted the conversion price of the series C preferred shares from US$5.24 per share to US$4.14 per share; and obtained an exclusive option to purchase at any time within 12 months after January 2012 all of series C preferred shares at the purchase price of US$4.607 per share. The conversion price of the series C preferred shares could be adjusted for any share dividends, sub-division and consolidation, and unpaid dividend. As a result of this modification, we will issue a total of 7,248,293 common shares on a fully-converted basis of the original 5,728,264 series C preferred shares. Other terms of the series C preferred shares including the original liquidation rights remained unchanged.

We concluded that the downward conversion price adjustment from US$5.24 per share to US$5.13 per share is in accordance with the anti-dilution clause in the original financing agreement for the series C preferred shares. The incremental downward price adjustment from US$5.13 per share to US$4.14 per share and the right to an exclusive purchase option are accounted for as modifications of the terms of series C preferred shares. The incremental value contributed by the series C preferred shareholder amounts to US$2,905,000 and is deemed to be a wealth transfer between the preferred shareholder and common shareholders and charged to additional paid-in capital.

In January 2014, we modified the anti-dilution terms relating to 5,613,699 series C preferred shares held by one investor. The modification effectively amended the anti-dilution triggering price from US$4.14 to US$2.81 per share. The incremental downward trigger price adjustment from US$4.14 to US$2.81 is accounted for as modifications of the terms of series C preferred shares. The incremental value contributed by the series C preferred shareholder was deemed to be a transfer of value between the preferred shareholders because the change in the value of the common shares before and after the modification was deemed to be negligible. We concluded that this can suggest that most of the value was transferred from this series C preferred shareholder to another existing preferred shareholder. No accounting charge was recorded.

Triggering of the anti-dilution clause of series C convertible preferred shares

Upon issuance of series E preferred shares in March 2014, we adjusted the series C conversion price from USD$4.14 to US$3.64 per share relating to 114,565 Series C preferred shares held by another investor. We concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the series C financing documents. As a result of this anti-dilution, we will issue a total of 164,771 common shares on a fully-converted basis of the original 114,565 series C preferred shares when the conversion right is exercised by the holder. At the time of this anti-dilution, the series C preferred shares anti-diluted in 2014 contained a beneficial conversion feature of US$57,000 and the amount was charged to retained earnings in 2014 as a deemed dividend.

Fair value of our series D convertible redeemable preferred shares

In addition to our common shares, we have determined the fair value of the series D convertible redeemable preferred shares. The result of which is used to determine the amount of redemption value as well as the valuation of the warrant to acquire additional series D convertible redeemable preferred shares. Consistent with common shares discussed above, the determination of the fair value of our series D convertible redeemable preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risk, the liquidity of these shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair values of our series D convertible redeemable preferred shares include:

•
Event scenario—Our best estimation of the occurrence and the timing of (1) a liquidation event, (2) an initial public offering event or (3) a redemption event. The probability of the occurrence of a liquidation event is assumed to be 30%, the probability of the occurrence of an IPO is assumed to be 60%. And the probability of the occurrence of a redemption event is assumed to be 10%.

•
Risk free rate—The risk free rate is assumed to be 0.1%, the three months U.S. Treasury Bonds and Notes Yield.

•
Volatility—The volatility estimate is based on the average volatility of the stock returns of selected comparable companies listed in the US stock market which are engaged in the similar line of business. The volatility is assumed to be 59.9%. Three China-based online marketing companies and one U.S.-based online marketing company, all of which are listed in the U.S., were selected for reference as our guideline companies.

Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

Fair value of our series D warrants and series E warrants to Skyline

The holder of the series D warrants has the right to exercise the warrants at the earlier of (i) 24 months from date of this offering or (ii) immediately prior to the closing of the following transactions: (a) mergers or consolidation of Xunlei Limited, b) initial public offering, c) transaction in which in excess of 50% of our equity is transferred to any person, d) sale, transfer, lease, assignment conveyance, exchange, mortgage, or other disposition of all or substantially all of our assets. The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. Series D warrants are classified as a liability and initially measured at their fair value at US$3,007,000. As of December 31, 2012 and 2013, the fair value of Series D warrants was US$3,717,000 and US$2,186,000.

The warrants to purchase 1,952,663 and 266,272 series D preferred shares at US$3.38 per share expired on February 6, 2014 and March 1, 2014, respectively. On the date of the expiration, the warrants was measured at a fair value of US$2,414,000. It was agreed that upon issuance of the series E preferred shares on March 5, 2014, we would issue to Skyline warrants to purchase 3,406,824 series E preferred shares with an exercise price of US$2.82. These warrants are exercisable at the option of the holder, at any time, no later than the earlier of (1) the pricing date of this offering or (2) March 1, 2015. As the warrants are exercised into mezzanine equity, the warrants are classified as a liability and were initially measured at a fair value of US$2,819 thousand. As of March 31, 2014, the fair value of series E warrants was US$ 2,778,000.

The exchange of the series D warrants and the issuance of the series E warrants are considered to be a related transaction and are accounted for as a single transaction because the holder was willing to allow the series D warrants expire in contemplation that they will be issued series E warrants. A loss of US$405,000 which is the difference in value of the series D warrants on the expiration date and the value of the series E warrants on the issuance date, was charged to the income statement in the first quarter of 2014.

The fair value of the series D warrants and the series E warrants was estimated by us with the assistance of an independent valuation firm base on our estimates and assumptions. The valuation report provided us with guidelines in determining the fair value, but the ultimate determination was made by us. We applied the Black-Scholes Option Pricing Model to calculate the fair value of the series D warrants and series E warrants on the valuation date.

The major assumptions used in calculating the fair value of the series D warrants includes:

	February 6, 2012	December 31, 2012	December 31, 2013	February 6, 2014	March 1, 2014

Spot price(1)	3.66	4.48	4.36	4.47	4.47
Risk-free interest rate(2)	0.23%	0.15%	0.05%	0%*	0%*
Volatility rate(3)	47.3%	41.2%	30.33%	0%*	0%*
Dividend yield(4)	—	—	—	—	—

*      Given that the maturity date of series D warrant was February 6, 2014 and March 1, 2014, the volatility rate and risk-free interest rate did not affect the valuation of the warrant on February 6, 2014.

The major assumptions used in calculating the fair value of the series E warrants includes:

	March 5, 2014	March 31, 2014

Spot price(1)	3.31 - 4.65	3.30 - 4.65
Risk-free interest rate(2)	0.04% - 0.12%	0.05% - 0.10%
Volatility rate(3)	38.39% - 38.81%	40.07% - 41.0%
Dividend yield(4)	—	—

(1)   Spot price—based on the fair value of 100 percent equity interest of the Company which is allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios.

(2)   Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)   Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)   The Company has no history or expectation of paying dividends on its common shares.

Triggering of the anti-dilution clause of series D convertible redeemable preferred shares

Upon issuance of series E preferred shares in March 2014, we adjusted the series D conversion price from US$3.5 to US$2.86 per share for 6,771,454 series D preferred shares held by Skyline. The downward conversion price adjustment was made pursuant to the anti-dilution clause in transaction documents in our series D financing. As a result of this anti-dilution, we will issue a total of 8,387,806 common shares on a fully-converted basis of the original 6,771,454 series D preferred shares when the conversion right is exercised by Skyline. For the remaining 3,808,943 Series D preferred shares held by Skyline, Skyline agreed to waive the anti-dilution clause as Skyline planned to sell these shares to us. The waiver of this anti-dilution clause is accounted for as a modification of the terms of the series D preferred shares. However, it was determined that the incremental value contributed by Skyline was deemed to be a transfer of value between the preferred shareholders because 1) the change in value of the common shares before and after the modification was deemed to be negligible and 2) the modification of the series D preferred shares were also made concurrent with the sale of the series E preferred shares. We concluded that this suggests that most of the value was transferred from Skyline to the other existing preferred shareholders. Therefore, no accounting charge was recorded.

Modification of redemption rights of series D convertible redeemable preferred shares

Upon issuance of the series E preferred shares in March 2014, we amended the redemption rights of 6,771,454 Series D preferred shares. Skyline has the right to request us to purchase its shares after February 28, 2017 but no later than February 28, 2018. Prior to the modification, the holder had the right to request us to purchase its shares after February 6, 2016 but no later than February 6, 2017. The amendment of the redemption date is accounted for as modification of the terms of Series D preferred shares. The incremental value received by the Skyline amounted to US$279,000 and was deemed to be a transfer of value between the preferred shareholder and common shareholders and the amount was charged to retained earnings.

In determining the accounting for the modification of the series D preferred shares, we estimated the valuation of the series D preferred shares with the assistance of an independent valuation firm based on our estimates and assumptions. Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation". The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices determined based on the liquidation preference of the preferred stock. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

Modification of liquidation rights

Upon issuance of the series E preferred shares in March 2014, we amended the liquidation rights of Skyline's common shares, series A preferred shares, series A-1 preferred shares, and series B preferred shares, or Skyline Shares. As a result of this amendment, Skyline Shares have priority to receive proceeds from us upon liquidation over the common shares, series A preferred shares, series A-1 preferred shares, series B preferred shares and series C preferred shares held by other investors. The amendment of the liquidation rights is accounted for as modification of the terms of Skyline Shares. However, the incremental value received by Skyline is deemed to be negligible. No accounting charge was recorded by us. Similar to the modification of the series D preferred shares as stated above, the fair value of the series D preferred shares was estimated by us with the assistance of an independent valuation firm based on the our estimates and assumptions. The option-pricing method as described above, was also used to account for this modification. We estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

We have determined that there was no beneficial conversion feature attributable to the series D preferred shares because the initial and adjusted effective conversion prices of these preferred shares were higher than the fair value of our common shares determined by us with the assistance from an independent valuation firm.

Fair value of our series E convertible redeemable preferred shares

In addition to our common shares, we have determined the fair value of the series E convertible redeemable preferred shares to be per share US$3.56 and US$3.62 on March 5, 2014 and April 24, 2014, respectively. The result is used to determine the amount of redemption value as well as the valuation of the warrant to acquire additional series E convertible redeemable preferred shares. Consistent with common shares discussed above, the determination of the fair value of our series E convertible redeemable preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risk, the liquidity of these shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair values of our series E convertible redeemable preferred shares include:

Valuation as of March 5, 2014	IPO Scenario	Liquidation Scenario	Redemption Scenario

Expected Maturity Date	Jun 30, 2014	Jun 30, 2014	Feb 28, 2018
Expected Volatility(1)	38.39%	38.39%	43.40%
Risk-free interest rate(2)	0.06%	0.06%	1.18%
Expected dividend yield	—	—	—
Probability(3)	80.00%	10.00%	10.00%

Valuation as of April 24, 2014	IPO Scenario	Liquidation Scenario	Redemption Scenario

Expected Maturity Date	Jun 30, 2014	Jun 30, 2014	Feb 28, 2018
Expected Volatility(1)	43.10%	43.10%	44.03%
Risk-free interest rate(2)	0.02%	0.02%	1.29%
Expected dividend yield	—	—	—
Probability(3)	80.00%	10.00%	10.00%

Notes:

(1)
Volatility—The volatility estimate is based on the average volatility of the stock returns of selected comparable companies listed in the US stock market which are engaged in the similar line of business.

(2)
Risk free rate—The risk free rate is the three months U.S. Treasury Bonds and Notes Yield.

(3)
Event scenario—Our best estimation of the occurrence and the timing of (1) an initial public offering event, (2) a liquidation event or (3) a redemption event.

Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid,"Valuation of Privately-Held Company Equity Securities Issued as Compensation." The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock. We applied the Black-Scholes option pricing model to calculate the fair value of the series D warrant on the valuation date.

The fair value per share of the series E preferred shares was determined to be US$ 3.56 on March 5, 2014. The issuance price of the series E convertible redeemable preferred shares was mutually negotiated at US$2.82. The price was agreed in consideration of 1) Xiaomi brand, which is considered to be a well-recognized smartphone vendor in the China market, and 2) potential synergy that could be created from the two parties, strategic cooperation in the multi device environment.

Exchange of Xiaomi options for transfer restrictions

As part of the issuance of the series E preferred shares, Xiaomi Ventures and our founders and two other employees, or the Grantees, agreed that (i) Grantees will have the right to purchase certain number of restricted shares of Xiaomi Corporation with a total subscription consideration of not more than US$20 million at a subscription price per share that reflects the valuation of Xiaomi Corporation being US$10 billion, or Xiaomi Option; and (ii) the Grantees agreed to impose a transfer restriction on 39,934,162 common shares, 3,394,564 unvested restricted shares, and 360,000 vested and unvested share options owned by the Grantees, or the Transfer Restriction. The Transfer Restriction prohibits the Grantees from transferring their shares to another person/party until April 24, 2019 for one of founders or April 24, 2018 for the rest of the Grantees. The Xiaomi Option and the Transfer Restriction are not tied to the Grantees' future employment with us.

The value of the Transfer Restriction was determined to be significantly greater than the value of Xiaomi Option. In determining the value of the Transfer Restriction, we were assisted by an independent valuation firm, based on data provided by us. The valuation of the Transfer Restriction is estimated to be US$43.3 million (refer to the valuation methodology below). For the valuation of the Xiaomi Option, we were only able to obtain limited financial information from Xiaomi, a private company, to perform a valuation analysis. This information includes high level 2013 revenue data and information of a third party investment transaction that valued the Xiaomi Corporation at US$10 billion in August 2013. Given the lack of financial information, we are unable to determine a more precise estimate of the fair value of the Xiaomi Option on the exchange date. If the fair value of the Xiaomi Option were worth USD43.3 million, the estimated value of the Transfer Restriction, Xiaomi Corporation itself would need to be estimated at a valuation in excess of US$30 billion on March 5, 2014. We do not expect the valuation of the Xiaomi Corporation to increase by 200% from US$10 billion in August 2013 to US$30 billion in March 2014. Hence, no incremental benefit was given to the Grantees and no compensation expense was recognized.

To determine the fair value of the Transfer Restriction, we valued the common shares with the Transfer Restriction and compared this value to the value of the common shares without the restriction. The difference was determined to be the value of the Transfer Restriction. A put option pricing model was used to determine the discount to be applied to the common shares to arrive at the value of common shares with the Transfer Restriction. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a share subject to transfer restriction can be sold, as the basis to determine the discount for transfer restrictions. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering or duration of the Transfer Restriction and the volatility of the share price companies engaged in the same industry.

Fair value of series E warrants to Xiaomi Ventures

The series E warrants granted to Xiaomi Ventures, or Xiaomi Warrants, is exercisable at the option of Xiaomi Ventures, at any time, on or after January 1, 2015 and no later than March 1, 2015. The warrants are not exercisable if we have completed this offering in the United States by December 31, 2014. The exercise price should be adjusted from time to time subject to proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations.

The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. The Xiaomi warrants are initially measured at its fair value and the initial carrying value for Series E preferred shares is allocated on a residual basis as the warrant is liability classified. The Xiaomi warrants were initially measured at their fair value of US$6,477,000. As of March 31, 2014, the fair value of series E warrants was US$6,459,000.

The fair value of the Xiaomi warrants were estimated by us with the assistance of an independent valuation firm based on data provided by us. The valuation report provided by us with guidelines in determining the fair value, but the determination was made by us. We applied the Black-Scholes Option Pricing Model to calculate the fair value of the Series E Warrants on the valuation date.

The major assumptions used in calculating the fair value of the Xiaomi warrants includes:

	March 5, 2014	March 31, 2014

Spot price(1)	4.50 - 4.65	4.49 - 4.65
Risk-free interest rate(2)	0.12%	0.10%
Volatility rate(3)	38.81%	40.07%
Dividend yield(4)	—	—

(1)   Spot price—based on the fair value of 100 percent equity interest of Xunlei Limited which is allocated to our preferred shares and common shares as at the valuation date under different scenarios. The probability of the occurrence of an initial public offering is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%

(2)   Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)   Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)   We has no history or expectation of paying dividends on its common shares.

Fair value of subscription rights to Xiaomi Ventures

Within three months after March 5, 2014, Xiaomi Ventures shall have the right to purchase, or designate any other person/party to subscribe from us an additional number of 35,487,746 series E preferred shares, at a price equal to the purchase price per share (US$2.82) of the Series E issuance. The exercise price will be adjusted from time to time subject to proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations. The subscription rights are not entitled to dividend rights nor to vote until the subscription rights have been exercised and shares are issued.

The fair value of the subscription rights was estimated by us with the assistance of an independent valuation firm based on data provided by us. The valuation report provided by us with guidelines in determining the fair value, but the determination was made by us. We applied the Black-Scholes Option Pricing Model to calculate the fair value of the subscription rights on the valuation date.

The major assumptions used in calculating the fair value of the subscription rights includes:

	March 5, 2014	March 31, 2014

Spot price(1)	3.31 - 4.65	3.30 - 4.65
Risk-free interest rate(2)	0.04%	0.05%
Volatility rate(3)	38.12%	42.39%
Dividend yield(4)	—	—

(1)   Spot price—based on the fair value of 100 percent equity interest of Xunlei Limited which is allocated to our preferred shares and common shares as at the valuation date under different scenarios. The probability of the occurrence of an initial public offering is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%

(2)   Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)   Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)   We has no history or expectation of paying dividends on its common shares.

Repurchase of common and preferred shares

On April 15, 2014, we repurchased from Skyline 469,225 common shares, 27,180 series A preferred shares, 591,451 series A-1 preferred shares, 725,237 series B preferred shares and 3,808,943 series D convertible redeemable preferred shares at a consideration of approximately US$24.3 million. For the common shares repurchased, we charged the excess of the purchased price over the par value to additional paid in capital. For the preferred shares, we charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retain earnings is zero.

On April 24, 2014, we repurchased from a number of our existing shareholders the following common and preferred shares for a total consideration of US$49.8 million. We repurchased the following common and preferred shares at a per share price of US$2.82, equal to the issuance price of the series E preferred shares:

•
10,334,679 common shares from Vantage Point Global Limited for US$29.1 million;

•
3,860,733 common shares from Aiden & Jasmine Limited for US$10.9 million;

•
450,000 Series A preferred shares from Bright Access International Limited for US$1.3 million;

•
2,921,868 series B preferred shares from Fidelity Asia Ventures Fund L.P. for US$8.2 million;

•
108,960 series B preferred shares from Fidelity Asia Principals Fund L.P. for US$0.3 million.

For the common shares repurchased, we charged the excess of the purchased price over the par value to additional paid in capital. For the preferred shares, we charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retain earnings is zero. We determined the per share fair value of the common shares, series A preferred shares, and series B preferred shares to be US$3.13, US$3.13, and US$3.19, respectively, on the date of repurchase. The repurchase price of US$2.82 was mutually negotiated at the time of the repurchase transactions. There were no other arrangements with the selling shareholders other than the exchange of Xiaomi Option for the Transfer

Restrictions. The selling shareholders were willing to sell its common and preferred shares at the US$2.82 per share price as it would provide them with as a form of liquidity.

Amortization of capitalized copyrights related to content

Licensed copyrights of movies, TV series and variety shows, or Content Copyrights, are capitalized when (1) the cost of the content is known (2) the content has been accepted by us in accordance with the conditions of the license agreement and (3) the content is available for its first showing on our website. Content Copyrights are carried at cost less accumulated amortization and impairment loss, if any.

We have two types of Content Copyrights, 1) non-exclusive Content Copyrights and 2) exclusive Content Copyrights. With non-exclusive Content Copyrights, we have the right to broadcast the content on our own websites. While, with exclusive Content Copyrights, besides the broadcasting right, we also have the right to sub-license these exclusive Content Copyrights to third parties.

For non-exclusive Content Copyrights which only generates primarily indirect cash flows, the amortization method is based on the analysis of historical viewership consumption patterns. We determine consumption patterns the number of viewers who watch the content throughout the estimated useful life of the content. The information is then aggregated to come up with a viewership trend that can support an appropriate method to amortize non-exclusive Content Copyrights. We generally categorize our content in the Xunlei Kankan website into three broad categories, namely movies; TV series; and variety shows and others, which include reality shows, talent shows, talk shows and entertainment news. Prior to April 1, 2011, we concluded that there was insufficient data to support a historical viewership demonstrative pattern in viewership of our licensed copyrights related to content. Therefore, we have determined that a straight-line basis of amortization over the shorter of the estimated useful lives of the related Content Copyright provides the right level of expenses attribution. Effective April 1, 2011, based on an accumulation of data gathered on historical viewing patterns of our non-exclusive Content Copyrights, we revised the method to amortize non-exclusive Content Copyrights over their respective licensing periods using at an accelerated rate. Estimates of the consumption patterns for these non-exclusive Content Copyrights are reviewed periodically and revised, if necessary.

Exclusive Content Copyrights generate both direct and indirect cash flows. For the portion of exclusive Content Copyright that generates indirect cash flows, prior to April 1, 2011, these contents were amortized on a straight-line method based on the discussion above. Effective from April 1, 2011, we use the amortization method based on the analysis of historical viewership consumption patterns, which is the same with that of non-exclusive Content Copyright as discussed above.

This change in accounting estimate for non-exclusive Content Copyrights and exclusive Content Copyrights that generates indirect cash flows decreased net income and basic net income per share by US$1.4 million and US$0.02, respectively, for the year ended December 31, 2011.

For the portion of exclusive Content Copyrights that generates direct cash flows, we amortize the purchase costs using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of sub-licensing revenue and barter transaction gain (details described in Note 2(o) to our audited consolidated financial statements for the years ended December 31,

2011, 2012 and 2013) generated for the current period to the total ultimate direct revenues estimated to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. We revisit the forecast at each quarter or year end and make adjustment, when appropriate.

Impairment of long-lived assets

We evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920-350 Intangibles—Goodwill and Other: Recognition, which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value.

For non-exclusive Content Copyrights which only generate indirect cash flows, we evaluate the net realizable value of our licensed copyrights by three content categories (i.e. movies, TV series, variety shows and others), which are assessed to be the lowest level of precision for the purpose of performing such assessment. If our expectations of programming usefulness, which represents the expected revenues and related net cash flows derived from the content, are revised downward, we then assess whether it is necessary to write down the unamortized cost to the estimated net realizable value. We evaluate programming usefulness by category on an annual basis by comparing the unamortized cost to our estimated net realizable value. On a quarterly basis, we also monitors whether there are indicators of changes in our expected usage of program materials.

We estimate net realizable value using expected net cash flows based on expected future levels of advertising revenues. Such estimates consider historical amounts and anticipated levels of demand. Expected future revenues are reduced by estimated direct costs to provide access to the website and generate the related revenues, including bandwidth costs and server costs. For purposes of estimating revenues for each category of the content, we consider both expected future advertising revenues sold based on number of impressions delivered as well as advertising sold based on the period of time that it is displayed.

For advertising sold which the price is based on number of impressions delivered, expected revenues are estimated based on the number of historical impressions and management's expectation of the level of impressions and expected pricing in the future periods. For advertising sold which the price is based on the period of time that it is displayed, expected revenues are estimated based on management's expectation of the level of video views and expected pricing in future periods. Expected revenues for advertising sold which the price is based on a period of time are attributed to the entire content library based on the relative volume of video views anticipated, as well as management's expectations in future periods.

We estimate expected future advertising revenues given we have a steadily increasing base of advertisers historically. We enter into annual framework agreements with major advertisers at the beginning of each year which provide us with an indication of their expected spending in the coming year. Based on actual business volume achieved in the past and the indicative spending for the coming year, we are able to estimate with reasonable reliability our future advertising revenues expected to be generated from these customers. We also consider the efforts and results of our sales team's on-going communication and discussion made with potential new advertisers, current market and industry conditions and the level of user traffic achieved on the website in estimating future advertising revenues. We estimate our anticipated content video views based on historical video views statistics achieved and the expected impact of any promotional campaigns and marketing efforts that we plan to undertake in increasing the popularity of content on our web site. Video view is measured based on the number of times a particular program is viewed by users.

We estimate our anticipated volumes of time based display advertising based on historical page views generated within our website, and the impact of the expected growth of the overall traffic of the website. We believe that our methodology for estimating expected revenues for purposes of determining net realizable value allows us to predict cash flows with reasonable reliability.

For exclusive Content Copyrights that generate both direct and indirect cash flows, we evaluate the net realizable value of our licensed copyright on a content by content basis. Impairment is assessed on an annual basis by comparing the unamortized cost to our estimated net realizable value. We estimate the net realizable value using expected net cash flows based on expected future levels of advertising and content sub-licensing revenues. We estimated content sub-licensing revenue based on management's expectation of the popularity of the content and we use pricing reference from other similar sub-licensing arrangements. For expected future levels of advertising revenue, we use the same estimation methodology used for the impairment assessment of non-exclusive Content Copyrights.

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2011, 2012, 2013 and three months ended March 31, 2014 because a significant portion of the content was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

For other long-lived assets, we evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows we expect to receive from the use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If we identify an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

In 2013, indicator of possible impairment was triggered by the significant decline in the revenues generated by one online game. In the fourth quarter of 2013, this online game only generated US$27,000 as compared to US$303,000 generated in the third quarter of 2013, which was significantly lower than our expectation. The impairment test was performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economic and future profitability.

Consolidation

The consolidated financial statements include the financial statements of Xunlei Limited, our subsidiaries and our VIEs for which Xunlei Limited is the primary beneficiary. All significant transactions and balances among our subsidiaries, our VIE and us have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one-half of the voting power, has the power to appoint or remove the majority of the members of the board of directors to cast a majority of the votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

An entity is considered to be a VIE if the entity's equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

We consolidate entities for which we are the primary beneficiary if the entity's equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In determining whether Xunlei Limited or its subsidiary is the primary beneficiary of a VIE, we considered whether we have the power to direct activities that are significant to the VIE's economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei's economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries' results of operation, assets and liabilities have been included in our consolidated financial statements. We monitor the regulatory risk associated with these contractual arrangements. The details of how we manage the regulatory risk are described in "Certain risk and concentration" in note 24 to our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We evaluate the creditworthiness of each customer at the time when services are rendered and continuously monitor the recoverability of the accounts receivable. We use specific identification method in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is based on the best facts available and are re-evaluated and adjusted on a regular basis as additional information is received.

Some of the factors that we consider in determining whether we record a bad debt allowance on an individual customer are:

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the customer's past payment history and whether it fails to comply with its payment schedule;

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whether the customer is in financial difficulty due to economic or legal factors;

•
a significant dispute with the customer has occurred;

•
other objective evidence which indicates non-collectability of the accounts receivable.

If we determine that an allowance is needed for a customer, we will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when we cease pursuing collection. Any changes in our estimates may cause our operating results to fluctuate. The accounts receivable that was fully reserved as of December 31, 2012, 2013 and March 31, 2014 was US$5.1 million, US$10.9 million and US$11.0 million, respectively.

The allowances provided for accounts receivable as of December 31, 2012, 2013 and March 31, 2014 were US$7.9 million, US$12.1 million and US$12.1 million, respectively.

As of March 31, 2014, we had accounts receivable net of allowances aged beyond one year from the date of invoice in the amount of US$5,326,000. Based on our assessment of the customer's ability to pay, a bad debt allowance was not considered necessary for those amounts. As of the date of this prospectus, a majority of those balances have been collected and we continue to actively pursue collection of the remaining balance.

Although our general credit term for our customers is 90 days, we do not consider our receivables aged less than one year from the invoice date to be past due given the general practices we have with our customers in the advertising industry. Typically we are willing to accept delayed repayment up to one year from invoice date if we have assurance that payment will be made as soon as practicable. Accordingly, we did not make significant provisions for balances aged less than one year as of December 31, 2012, 2013 and March 31, 2014.

Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

On January 1, 2008, we adopted the guidance regarding uncertain tax positions. Management evaluates our open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in our consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority.

We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the new guidance. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No interest and penalties were recorded in the years ended December 31, 2011, 2012 and 2013, and the three months ended March 31, 2014.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In regards to legal cost, we recorded such costs as incurred.

Certain conditions may exist as of the date of this prospectus, which may result in a loss to us and such loss will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involve an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we will consult with our legal counsel and evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Recent accounting pronouncements

In July 2012, the Financial Accounting Standards Board, or FASB, issued revised guidance on Testing Indefinite-Lived Intangible Assets for Impairment. The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of this guidance did not have an impact on our financial statements.

In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this guidance did not have an impact on our financial statements.

In March 2013, the FASB issued accounting guidance related to a parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity (ASC 830 Foreign Currency Matters). This guidance requires that the cumulative translation adjustment associated with a qualifying derecognized subsidiary or group of assets be immediately recognized within the income statement by the parent company. The adoption of this guidance did not have an impact on our financial statements.

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", which is an update to provide guidance on the financial statements presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The adoption of this guidance did not have an impact on our financial statements.

 Industry

Internet growth in China

The proliferation of internet usage in China in recent years has made China the largest internet market in the world. According to China Internet Network Information Center, or CNNIC, the number of internet users in China had reached 618 million as of December 31, 2013. Important drivers contributing to the rapid growth of China's internet market include the continuing development of network infrastructure, increasing affordability of internet access, and China's relatively limited traditional media outlet that makes internet the preferred channel for information and entertainment. China had a broadband penetration rate of 88.8% among internet users as of December 31, 2012, according to iResearch.

With the increasing internet penetration in China, the industry has witnessed the rise of several leading internet platforms with large user base. According to iResearch, there are only 12 internet platforms in China with over 300 million monthly unique visitors, based on the data for the month ended March 31, 2014, including Xunlei.

Proliferation of digital media in China

As internet penetration continues to increase in China and throughout the world, digital media has proliferated, resulting in enormous amount of digital media content flow through the internet.

Online video

Online video usage in China grew significantly in recent years after an initial lag caused by bandwidth limitations and software and hardware compatibility problems. According to Analysys International, the number of online video services users in China is expected to grow from 390 million in 2011 to 875 million in 2016, representing a CAGR of 17.6%.

An important driver for online video market growth in China is the highly fragmented nature of content production, which leads to a lack of efficient content distribution channels. According to CNNIC, more than 50% of internet users access traditional TV episodes on the internet in 2012.

According to iResearch, the size of China's online video market, as measured by revenues, is expected to grow from RMB6.3 billion in 2011 to RMB29.8 billion in 2016, representing a CAGR of 36.6%. The following table sets forth the historical and projected size of China's online video market and the respective year-over-year growth rate for the years indicated:

	2011	2012	2013	2014E	2015E	2016E

China's online video market (RMB in billions)	6.3	9.0	12.8	17.8	23.5	29.8
Year-over-year growth rate	—	43.9%	41.9%	38.7%	32.4%	26.8%

Source: iResearch

Online games

Online games are one of the most popular online activities in China. The number of online game players in China has grown rapidly in recent years. According to CNNIC, China online game user has reached 345 million, and the penetration rate of online games among internet users in China reached 58.5% as of June 30, 2013.

The most popular form of online games in China is massive multiplayer online role playing games, or MMOGs, which typically require users to download large client end software before they can play, since typical sizes for MMOGs range from 700 megabytes to 800 megabytes. CNNIC further indicates that more than 50% of the internet games switch to new games in less than one year time. As the number of online gaming users, the number of new games launched, and the size of game files continue to increase, the bandwidth requirements and internet traffic incurred by online games have grown significantly.

The online gaming industry in China has three major segments, namely, client-based games, webgames and mobile games segments. According to iResearch, the size of China's online gaming market, as measured by revenues, is expected to grow from RMB53.4 billion in 2011 to RMB183.7 billion in 2016, representing a CAGR of 27.8%. The following table sets forth the historical and projected size of China's online gaming market and the respective year-over-year growth rate for the years indicated:

	2011	2012	2013	2014E	2015E	2016E

China's online gaming market (RMB in billions)	53.4	67.1	89.2	115.0	146.8	183.7
Year-over-year growth rate	—	24.6%	32.9%	28.9%	27.7%	25.1%

Source: iResearch

Growth of OTT TV market in China

In addition to PC and mobile, TV is also emerging as a new outlet for internet consumption. According to Analysys International, the installed base of OTT (over-the-top) TVs in China, including smart TVs and TVs with smart set-top boxes connections, was 17.0 million as of December 31, 2012, and is expected to increase to 239.0 million as of December 31, 2016, representing a CAGR of 93.6%. The following table sets forth the historical and projected installed base of OTT TVs in China and the respective year-over-year growth rate as of December 31 for the years indicated:

As of December 31,	2012	2013	2014E	2015E	2016E

China's installed base of OTT TVs (million units)	17.0	47.0	95.0	160.7	239.0
Year-over-year growth rate	—	176.5%	102.1%	69.2%	48.7%

Source: Analysys International

The growth of OTT TVs is driven by the increasing penetration of Android smart system in the set-top box and smart TV. The Android enabled set-top box and smart TV offer users rich applications and content as well as highly interactive operation that differentiate from traditional cable TV. Furthermore, it also for the first time makes the convergence of various smart devices possible, where a user can gain unified internet experience on TV, mobile phone and PC.

According to a survey conducted by CNNIC in November 2012, 11.4% of the internet users in China had accessed to internet via OTT TV, among which 72.7% watched video as opposed to 37.3% for news and less than 20% for all the other content.

Key challenges for digital media distribution

Although the internet has become the mainstream channel for accessing digital media content including online videos, online games and others, challenges for data transmission still exist:

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Growing size of digital media content. Given the proliferation of data-intensive digital media content, such as high-definition videos and highly interactive and graphic-rich games, the size of digital media files continues to grow to provide better user experience. The growing size of digital media content continues to generate significant demand and opportunities for accelerated data transmission.

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Increasing consumption of digital media content. Digital media consumption, including online videos, online games and others, is growing rapidly in China. Increasing consumption of digital media content, especially such data-intensive content, may cause latency and other network performance issues.

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Network congestion. The internet consists of many interconnected networks, or subnets. Without adequate interconnection between these networks, data transmissions between subnets can be considerably slower and less reliable than transmissions within subnets. In China, most of the internet traffic goes through the networks of three carriers, China Telecom, China Unicom and China Mobile, which form the internet backbone of the country. However, major subnets are operated by different carriers in each province with limited interconnectivity between each other of the three carriers, which causes network congestion despite improving last mile access enabled by increasing bandwidth. As a result, internet users in China constantly seek advanced technologies to enhance the accessibility of internet content.

Key opportunities and trends

There emerge immense opportunities for more advanced digital media content access and management technologies:

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Advanced architecture to enable faster, more reliable and more efficient data transmission. Due to the speed and reliability issues present in the traditional client server model, a more advanced technology solution that better optimizes the data transmission performance, with effective cost structure, will drive the future growth of the digital media content consumption

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Integrated cloud technology platform. Given the increase in the average size of digital media content files and the fundamental issues with China's internet network infrastructure that are unlikely to be resolved in the short term, consumer-centric cloud computing services such as server-side data transmission, streaming and storage, will become increasingly important. As users currently need to visit different websites and access different applications to perform searching, streaming, transmission and storage. An integrated cloud-based service platform could significantly enhance user experience for accessing and managing digital media content

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Device-agnostic content delivery. With the proliferation of diverse internet-enabled devices including PC, smartphone, tablet and OTT TV, seamless cross device content delivery has become critical to user experience. Content providers that enables maximized compatibility with different devices will attract more users by providing mobility and variability in accessing and consuming digital media content

 Business

Overview

We are the 12th largest internet company in China, as measured by user base. According to iResearch, we had over 300 million monthly unique visitors in March 2014. Digital media content, such as video, music and games, is one of the most popular usages for internet users in China. We operate a powerful internet platform in China based on cloud computing to enable users to quickly access, manage, and consume digital media content. We are increasingly extending to mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage (set-top boxes and IPTV) to further expand our user base and offer our users a wider range of access points. We aspire to deliver superior user experience in ease of access, management and consumption of digital media content anywhere, anytime, and on any device.

We are the No. 1 acceleration product provider in China as measured by market share in March 2014, according to iResearch. To address deficiencies of digital media transmission over the internet in China, such as low speed and high delivery failure rates, we provide users with quick and easy access to online digital media content through two core products and services:

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Xunlei Accelerator, which enables users to accelerate digital transmission over the internet, is our most popular and free product, with approximately 142 million monthly active users in March 2014, according to the iResearch Report. Xunlei Accelerator enjoys a market share of 81.4% based on the number of launches among all transmission and acceleration products in China in March 2014, according to iResearch; and

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Our cloud acceleration subscription services, delivered through products such as Green Channel, Offline Accelerator and Yunbo, offer users premium services for speed and reliability, with approximately 5.2 million subscribers as of March 31, 2014, up from approximately 1.1 million as of January 31, 2011.

Benefitting from the large user base for our core product, Xunlei Accelerator, we have further developed various value-added services to meet a fuller spectrum of our users' digital media content access and consumption needs including:

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Xunlei Kankan, the 6th largest online video streaming platform in China, with monthly unique visitors of approximately 136.0 million in March 2014, according to iResearch. Users can watch what they want for free from our comprehensive content library;

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Pay per view services, launched in the second half of 2012 and serving approximately 155,000 subscribers as of March 31, 2014, providing them with access to our premium content library of over 800 movies, primarily new releases. As of March 31, 2014, about 58% of our pay per view subscribers are also subscribers for our premium acceleration services, presenting opportunities for further cross-selling; and

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Online game services, including web games and MMOGs, offered on our gaming platform.

We are increasingly extending our services to living room based internet devices and mobile devices, as part of our cloud-based home and mobile strategies. Starting in 2013, we began to pre-install our acceleration products in set-top boxes distributed by third-party hardware providers. As of March 31, 2014, we had accumulated an installed base of approximately 1,552,000 set-top boxes across China. We believe our living room strategy combined with our success on PC internet will provide a seamless user experience to access digital media content from any device. We also target to make our mobile applications as the central user interface for accessing and managing digital media content in a synchronized manner. Since 2012, we entered into pre-installment service agreements with several mobile phone manufacturers, including a Xiaomi group company, pursuant to which we agree to provide our Xunlei mobile acceleration applications, and the mobile phone manufacturers agree to install such applications on their phones, free of charge. Xiaomi is a well-recognized smart phone brand in China and once such pre-installment arrangements are implemented, Xiaomi phone users will have access to our acceleration services, which could enhance our ability to generate more user traffic. These strategies and our compelling value proposition will provide us with the foundation to further grow our user base and allow our customers to access and enjoy digital media content regardless of device or location.

The technological backbone of our products and services is our cloud acceleration technology, comprised of a proprietary file locating system and massive file index database. Our technology enables us to support greater user expansion with incremental increases in server and bandwidth costs. This technology, based on distributed computing architecture, along with our indexing technology, enables users to access content in an efficient manner.

We have successfully monetized our large user base. We generate revenues primarily through the following services:

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Cloud acceleration subscription services. We provide premium acceleration services for subscribers to enable faster and more reliable access to digital media content;

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Online advertising services. We offer advertising services by providing marketing opportunities on our online video streaming websites and platform to our advertisers; and

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Other internet value-added services. We offer multiple other value-added services to our users, including online games and pay per view services.

We have grown significantly in recent years. Our revenues increased from US$87.5 million in 2011 to US$148.2 million in 2012 and US$180.2 million in 2013. We had net loss attributable to Xunlei Limited of US$0.01 million in 2011 and net income attributable to Xunlei Limited of US$0.5 million in 2012 and US$10.7 million in 2013, respectively. Our revenues were US$41.3 million and US$41.2 million for the three months ended March 31, 2013 and 2014, respectively. We had net income attributable to Xunlei Limited of US$3.9 million for the three months ended March 31, 2013 and US$0.4 million for the same period in 2014.

Our strengths

We believe we offer the best integrated platform for efficient access, management and consumption of digital media content in China. We believe the following key strengths contribute to our success and differentiate us from our competitors:

Leading consumer internet platform in China

We are the 12th largest internet company in China, as measured by user base. According to iResearch, our platform, enabled by cloud-computing and data analytics, had over 300 million monthly unique visitors in March 2014. We effectively provide cloud acceleration products and services to users on a range of internet-enabled devices, including PC, television and mobile devices, to enable faster, more reliable and more efficient transmission and management of digital media content.

We believe that digital media content is important to most Chinese internet users, and through our proprietary technology, internet-connected devices and our broad ecosystem, our users can transmit in a speedy manner and access digital media content at work, at home or while in transit, virtually anywhere, any time.

Large and loyal user base with a growing number of subscribers

We had an aggregate of over 300 million monthly unique visitors on our platform in March 2014, according to iResearch. Our large and growing user base serves as the basis for the future continued growth of our subscriber base. We launched our cloud acceleration subscription services in March 2009, which have experienced substantial growth. The total number of our subscribers reached approximately 5.2 million as of March 31, 2014 from 2.8 million as of December 31, 2011. The subscribers are divided into seven VIP levels, and the VIP level of a subscriber increases over time based on daily awards of "value points" as such subscriber continues with the subscription. The number of our subscribers ranked VIP level three and above as a percentage of our total subscribers increased from 25.9% as of January 31, 2011 to 68.8% as of March 31, 2014, reflecting subscriber loyalty for our services.

Highly scalable and cost-efficient distributed computing network

Our proprietary technology and highly scalable massive distributed computing network are our core competitive advantage, enabling us to provide popular transmission and streaming acceleration services and superior user experience. Our resource discovery network leverages our distributed computing power and significantly reduces our reliance on servers operated by us. This in turn provides us with a clear cost advantage over our competitors. We have achieved powerful network effects that we believe are difficult to replicate and create high entry barriers for potential competitors. We have created, and continue to maintain, a massive, proprietary and real-time updated index of more than 6.3 billion digital media content files and their locations across the internet as of March 31, 2014. Based on a distributed computing network architecture, we operate a vast distributed file locating system supported by over one million third-party servers and over 8,000 servers we owned as of March 31, 2014. As our user base grows, we are able to expand our distributed computing resources and broaden our indexes of digital media content files to further improve acceleration and streaming performance across our network and enhance our user experience, which in turn attracts more users. This positive cycle has enabled us to maintain our leading market position and increase our market share.

Proven monetization track record

We derive revenues from multiple sources, including cloud acceleration subscription services, online advertising and other internet value-added services. Multiple revenue streams provide us with both revenue diversification and multiple growth areas.

Our large and loyal user base and growing subscriber base present a solid foundation for our different revenue streams. The total number of our subscribers has continued to grow, reaching approximately 5.2 million as of March 31, 2014, presenting significant growth potential for our subscriber base. Revenues generated by our cloud acceleration subscription services experienced significant growth since the launch of these services in March 2009, increasing from US$25.6 million in 2011 to US$86.7 million in 2013 and from US$18.8 million in the three months ended March 31, 2013 to US$24.8 million in the same period in 2014. Our subscription-based business model helps generate recurring revenues. In addition, we are able to introduce new services to make our services more attractive and continue to raise the number of paying users and subscribers without incurring significant additional costs. We provide online advertising services primarily through Xunlei Kankan. We serve a broad range of brand advertisers consisting of international and domestic companies in a variety of industries, and had 399 advertisers in 2013 and 103 advertisers in the three months ended March 31, 2014. Our advertising revenues for 2011, 2012, 2013 and for the three months ended March 31, 2014 were approximately US$38.3 million, US$61.8 million, US$48.0 million and US$7.5 million, respectively. In terms of other internet value-added services, we had US$30.7 million in online games revenues and US$2.0 million pay per view revenues in 2013 and US$6.2 million and US$0.6 million, respectively, for the three months ended March 31, 2014.

Culture of innovation and experienced management team

Our company is a technology company at its core, and we believe our focus on best-in-class technology and innovation is an integral part of our culture and success. Our management team has a strong background in engineering and technology. In particular, our chief executive officer and co-founder, Mr. Sean Shenglong Zou, is recognized as a pioneer in network architecture and cloud computing technologies in China. We believe our focus on technology development and our technology-driven culture of innovation are key to drive our growth and continued market leadership position.

Our strategies

Our mission is to become the leading technology company for internet users in China to access, manage and consume digital media content through internet-enabled devices. We intend to achieve this mission by pursuing the following strategies:

Continue to grow our user base and improve user engagement and retention through user experience enhancement

We intend to further grow our user base by enhancing our user experience through making our services device agnostic and synchronizing digital media content. We intend to continue to empower our users to access our services through multiple internet-enabled devices, such as tablets, smartphones, set-top boxes and internet televisions, while striving for a consistent, high-quality user experience across applications that run on different operating systems. For example, we have launched a version of Xunlei Kankan HD dedicated to iPad users that offers high-quality, fast video streaming services.

We also intend to increase user engagement and stickiness through enhancing user experience. For example, we began to focus more on user behaviors and study users' life cycles on our platform so that we can offer the relevant services at the right time and encourage users to continue using our services. This has helped us improve customer care and user loyalty. We continue to identify, research and develop, through big data analytics of user behavior and user account information, potential new services that would appeal to our users to further serve their individual needs and enhance their experience.

Further monetize our large user base

We intend to further monetize our user base and incentivize users to become subscribers by expanding our offerings of fee-based services such as cloud-based storage and implementation of cross device media access. Thus, we provide one-stop services for our users, not only in terms of accessing digital media content but also the storage and synchronization of content across devices. Through these initiatives, we expect to improve the percentage of our users to paying users and subscribers.

Endeavor to provide seamless cross device user access

We intend to continue to extend our services from internet-enabled PCs to televisions and mobile devices, to serve our users seamlessly in every aspect of their lives from offices to living rooms. As the use of mobile internet continues to spread, we intend to capture mobile users' needs and develop applications that run on various mobile operating systems. We target to develop mobile devices as a primary user interface for our services in the future.

In addition, we intend to focus on mobile devices and home entertainment by leveraging our existing technology and collaborating with hardware manufacturers such as set-top boxes manufacturers, among others. For example, we established cooperation relationship with Xiaomi in August 2013, pursuant to which our Xunlei Accelerator was pre-installed onto some of Xiaomi's set-top boxes at no charge, similar to the other set-top boxes manufacturers we work with. As of March 31, 2014, we had accumulated an installed base of approximately 1,552,000 set-top boxes across China. Our strategic cooperation with Xiaomi has been further strengthened with Xiaomi Ventures' investment in us in March 2014.

Strengthen relationships with strategic partners to further build our ecosystem

We intend to deepen relationships with our current digital media content providers as well as develop relationships with new digital media content providers, including video content copyright owners or distributors, software and game developers, application developers and other internet content publishers, through strategic collaboration.

In addition, we intend to develop extensive relationships with client-end product/service providers, such as set-top boxes and similar home entertainment devices, that need our accelerator technological support. We intend to build strategic relationship and embed Xunlei Accelerator in these hardware devices as a fundamental utility for the whole internet ecosystem.

Continue to focus on research and development and maintain our technological leadership

Technological leadership is critical to our long-term success and we intend to continue to devote substantial resources to our research and development efforts to further improve the performance of our services, expand our product portfolio and enhance our user experience. Our research and development will focus on further improving our proprietary indexing technology, distributed file locating system, and overall cloud acceleration technology, while continuing to develop innovative technologies such as file-locating technology, distributed cloud storage, seamless video format conversion across multiple internet-enabled devices.

Selectively pursue business expansion via partnerships and acquisitions

We intend to pursue business expansion via partnerships and acquisitions that are strategically complementary and that can add long-term value to our shareholders. We believe selective strategic partnerships and acquisitions may benefit us by enriching our service offerings, enlarging our user base, enhancing our user experience or allowing us to acquire complementary technologies.

Our platform

On our platform, users can accelerate digital media transmission, stream and watch high-definition videos and play a broad range of the latest online games, among other things.

Cloud accelerator

Accelerator

We launched our core product, Xunlei Accelerator, in 2004 to address deficiencies of digital media content transmission over internet in China, such as low speed and high delivery failure rates. We believe that our integrated services and strong technological base have helped cultivate optimized user experience and enhanced user loyalty.

Xunlei Accelerator allows users to accelerate digital transmission over the internet for free. Xunlei Accelerator also bridges users with diverse needs to other services we offer, such as our Xunlei Kankan website, which provides high-definition online video, Xunlei Media Player, which supports both online and offline video watching, and our various online games including web games and MMOGs, by recommending and providing links to these services on its user interface.

Xunlei Accelerator, now in Version VII, is designed to provide an effective digital media content transmission solution to our users. In addition to our featured transmission acceleration function, we have integrated certain features into the interface of Xunlei Accelerator to enhance the overall user experience while helping users transmit their desired content efficiently. For example, Xunlei Accelerator provides a platform to integrate other third-party plug-in applications. Users can add application tabs to create shortcuts to various services that are provided by us, third-party application developers and application venders who have business relationships with us. Xunlei Accelerator also has a task management console to allow users to track and manage their transmissions in progress, to manage and prioritize cloud-based data transmission tasks, or manage and synchronize transmitted content across multiple internet-enabled devices.

Subscription services

We charge monthly or annual fee for our premium cloud acceleration subscription services and other exclusive services at different VIP levels. The VIP level of a subscriber increases over time based on daily awards of "value points," as long as such subscriber continues the subscription. Meanwhile, the corresponding benefits and services within the subscription package, which typically include incrementally larger bandwidth and faster acceleration speed, are upgraded according to the VIP level. The longer a subscriber uses our services, the higher the VIP level he or she gets.

Our subscription mechanism encourages heightened user loyalty and helps generate a recurring and predictable revenue stream for us. As of March 31, 2014, we had approximately 5.2 million subscribers. Since we launched the subscription services, high-VIP-level subscribers accounted for an increasing portion of our growing subscriber base. For example, approximately 68.8% of our subscribers are ranked VIP level three and above as of March 31, 2014 as compared with approximately 25.9% as of January 31, 2011. In the meantime, subscribers with higher VIP levels generally conduct more daily transmissions than subscribers with lower VIP levels. In March 2014, the VIP six level subscribers transmitted 2.9 times more frequently than VIP one level subscribers. The subscription fees generally remain unchanged for subscribers at higher VIP levels.

Our cloud acceleration subscription services are delivered through the following major premium acceleration products:

Type of Service	Description of Services

Green Channel	This product allows our subscribers to transmit digital media files from the internet with the facilitation of our servers, which significantly improves speed and reliability of such transmission. This is particularly helpful when subscribers need to transmit files that are only available from slow or unreliable data transmission sources, or to transmit a group of files while having only limited internet connectivity time.
Offline Accelerator	This product allows our subscribers to engage us to transmit digital media files from the internet on their behalf. The transmitted files are temporarily cached on our servers, which the subscribers have easy access to and can consume and manage when they want within a limited period of time.
Yunbo	This product allows our subscribers to watch digital media content without transmitting the files to their own devices. The subscribers can enjoy the content without incurring burden to recourses on their devices.

We adopted different strategies and various promotion programs for each VIP level. For example, we discover that some of our users were not aware of the existence of our subscription services, so we provide users with greater exposure to our subscription services in different parts of our platform and promote products with significant potential interests to specific users. We use our powerful digital data analysis capabilities to explore different areas of user needs previously unmet by existing functions and research and develop relevant functions based on such analysis. We offer users promotional measures such as providing 120 seconds of free trials of premium acceleration services, showing the differences in the data transmission speeds to demonstrate how our premium services tremendously enhance data delivery speed and overall subscriber experience.

Xunlei Kankan online video streaming website

We provide online video streaming services through our Xunlei Kankan website at www.kankan.com to enable our users to watch high-definition video in streaming form for free. Xunlei Kankan is the 6th largest video streaming portal in China, as measured by the 136.0 million monthly unique visitors in March 2014, according to iResearch.

The comprehensive content library of Xunlei Kankan consists primarily of licensed long-form videos, including television series, movies, variety shows and animations. The transmission of online video is supported by our distributed computing capacity, which reduces our infrastructure construction costs, such as bandwidth and server costs that are typically incurred by online video companies.

As of March 31, 2014, we held licenses to online videos consisting of approximately 2,000 movie titles, 760 television series covering approximately 27,000 episodes, and over 1,500 other types of shows. We differentiate Xunlei Kankan and the viewing experience it delivers by focusing on providing high-definition content. A significant portion of our videos are in high-definition format. We label each video on Xunlei Kankan based on their respective levels of resolution to ensure optimal viewing experience. We had established long-term relationships with more than 220 professional media data providers as of March 31, 2014, either directly or through third-party copyright distributors, including online video sites, news providers, online game companies and media companies.

Other than free videos, we also offer pay per view premium videos which charge users different amount of fees for every video they watch and access. Pay per view videos include movies newly released in the theaters and popular television shows. We provide pay per view services on subscription basis to encourage users to visit Xunlei Kankan's website more frequently. As of March 31, 2014, we had approximately 155,000 pay per view monthly subscribers on Xunlei Kankan and approximately 58% of these pay per view subscribers were also subscribers for Xunlei's acceleration services.

Xunlei Media Player

We launched Xunlei Media Player in 2008 as a supplementary tool to help deliver a more comprehensive viewing experience of digital media content to the users of both Xunlei Accelerator and Xunlei Kankan. Xunlei Media Player is our proprietary product that supports both online and offline play of digital media content as well as simultaneous play of digital media content while it is being transmitted by Xunlei Accelerator.

Online game services

To better serve our users, we offer online games through our online game website and purchase licenses from, or enter into revenue sharing arrangements with, game developers. Such game play platform helps raise the average spending of our subscribers. Online game players can play the games free of charge, but are offered the opportunity to purchase in-game virtual items for a fee to enhance their game-playing experience.

We also provide other ancillary services catering to users' needs and adjust our ancillary service offerings from time to time to supplement the major services we provide.

Technology

We provide accelerated data transmission services based on our distributed file locating system, designed to utilize our proprietary file indexing technology.

Indexing technology

Key elements of our file indexing technology include:

File indexing.    We have created, and continue to maintain, a proprietary file index database that stores a massive index of unique file signatures representing all digital media content file that Xunlei Accelerator has found across the internet. Each file signature uniquely identifies the index of a given file. We store a list of each unique file's available data transmission locations from across the internet, which may include both peer and server computers, along with the estimated speed and reliability of each location.

Data mining.    We also employ data mining algorithms, studying user habits in order to maximize the speed of our data delivery by ranking the keyword indexes that users search for and placing digital media content more likely to be searched by users in the more easily accessible locations in our network for optimal delivery speed. As of March 31, 2014, our file index contained over 6.3 billion digital media content files available on third-party servers and PCs connected to our distributed file locating system.

Distributed internet crawling techniques.    Our network of Xunlei Accelerator acts as a system of distributed spiders to crawl the internet to search for digital media content files. Whenever the user initiates data transmission by using our Xunlei Accelerator, the URL of the data transmission location is uploaded to our server. We then use that URL to traverse and locate any other digital media content files that may also be available from the URL's internet page repositories. We then update our file index according to each traversal result.

Distributed file locating system

Our distributed file locating system is based on distributed computing architecture, which consists of all Xunlei Accelerator clients that are running and connected to the internet at a given time, along with the server addresses stored in our file index database. When users launch Xunlei Accelerator on a network-connected device, they are automatically connected to our distributed file locating system and contribute their bandwidth and computing power to our distributed file locating system, which enables users to locate and connect efficiently.

Key technologies include:

Multi-protocol file transfer technology.    Our multi-protocol file transfer technology allows our product client to transmit, in parallel, from multiple sources that may use different file transfer protocols. Our multi-protocol file transfer technology significantly increases the number of data transmission sources available to further enhance data transmission performance.

Distributed file locating system.    Our distributed file locating system helps users discover the best data transmission locations from across the internet, where a particular file may be transmitted or streamed for optimal performance. When a user requests data transmission using our Xunlei Accelerator, distributed file locating system will algorithmically prioritize and select from among the file's available data transmission locations an optimized subset of URLs based on their respective transmit speed and reliability, which is estimated through real-time collaborative interactions between our file index server and our massive network of active Xunlei Accelerator clients across the internet.

Network transport and traversal optimization.    Our proprietary software algorithms perform dynamic internet bandwidth and throughput assessments across the Xunlei network and optimization of traffic routing to identify the most efficient path for data transport. These algorithms are designed to maximize delivery speed, reliability and efficiency, and support significant growth in network usage.

Cloud-based implementation

We provide cloud acceleration subscription services powered by our indexing technology and distributed file locating system. Our platform is compatible with different operating systems and hardware devices. As part of the infrastructure for the subscription services, except for proprietary load balancing and resource optimization algorithms, we maintain a virtual private network consisting of 42 co-location centers and over one million third party servers and over 8,000 servers located throughout China.

We maintain proprietary load balancing and resource optimization algorithms, both of which help enhance our mass data mining on user habits to compile and maintain information on users' data transmission acceleration needs and requirements. As a cloud service provider, we use data mining for user habit prediction and co-location purposes. In user habit prediction, we analyze, sample and index user behavior data to help predict user acceleration needs and requirements. For co-location purposes, our program finds the most efficient and stable connection in our network for each transmission task. We also cooperate with telecom operators, maintaining logics and algorithms for our co-location centers in each telecom operator's network to enable real-time dynamic allocation of our servers and bandwidth to support user acceleration requirements. Our system automatically optimizes user connections based on key factors such as provincial network, firewall penetration and interconnection among various telecom operators.

Advertising services

Online advertising was and continues to be a significant source of revenues for us. We provide advertising services primarily through various forms of advertisements placed on Xunlei Kankan. While we had previously placed advertising on Xunlei Accelerator, we have ceased such advertising to improve the experience for our Xunlei Accelerator users. We had

399 advertisers in 2013 and 103 advertisers in the three months ended March 31, 2014. Our brand advertisers include a broad range of international and domestic companies that operate in a variety of industries. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies.

We focus on providing advertisers with creative and cost-effective advertising solutions. We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for our online advertisers. For example, for a single advertising campaign, we not only can deliver different forms of in-video and display advertisements on Xunlei Kankan, but also can design tailored theme skins to be installed by our Xunlei Accelerator and Xunlei Media Player users. We offer advertisements with noticeable visual impact on Xunlei Kankan, such as high-definition background advertisements that border the video screen during the streaming and viewing of the video.

Marketing

Our user base has grown primarily through word-of-mouth. We believe satisfied users and customers are more likely to recommend our services to others. Thus, we continue to focus on improving our services and enhancing our user experience. We invest in a variety of marketing activities to further promote our brand awareness among existing and potential users as well as other customers. For example, we host or attend various public relations events, such as seminars, conferences and trade shows, in the advertising, online video and online game industries to attract users and advertisers. To drive the growth of our subscribers, we market our premium paid services and place subscription advertisements at prominent locations throughout our integrated service offerings.

Research and development

We believe that our commitment to research and development is an important contributing factor in our success. As of March 31, 2014, we had a team of 887 engineers. We provide our engineers with various continuing training programs and opportunities. To maintain and enhance our leadership position, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

Our research and development team is divided, according to focus areas, into core research and development, application engineering, subscription services engineering and wireless and embedded system engineering. The table below provides an outline of what each focus area entails:

Core research and development	Primarily focuses on the development of our basic technologies to ensure that we use the most advanced transmission techniques to maintain our competitive advantage.

Application Engineering	Primarily focuses on continuous development of our resource discovery/distributed file locating technologies to maintain the competitive advantages of our key products, such as Xunlei Accelerator and Xunlei Kankan, as well as the online games platform that we operate.
Subscription Services Engineering	Primarily focuses on diversifying and refining the paid services we provide to our subscribers.
Wireless and Embedded System Engineering	Primarily focuses on expanding our services into other internet-enabled devices, such as tablets, smartphones, set-top boxes and internet televisions.

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. In addition, we require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of March 31, 2014, we had 44 patents granted in the PRC and 3 granted in the United States, while another 5 patent applications are being examined by the State Intellectual Property Office of the PRC and 1 additional United States patent application is being reviewed by the United States Patent and Trademark Office. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of March 31, 2014, we have applied to register 157 trademarks, of which we have received 133 registered trademarks in different applicable trademark categories including 1 trademark registered with the United States Patent and Trademark Office and 1 trademark registered with World Intellectual Property Organization.

Digital media data monitoring and copyright protection

We take initiatives to protect third-party copyrights. The internet industry in China suffers from copyright infringement issues and online digital media content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. Assisted by an intellectual property team dedicated to copyright protection, we have implemented internal procedures pursuant to the legal requirements under relevant PRC laws and regulations to remove content from our Xunlei Kankan website and our digital media content file index and platform promptly after we receive notice of infringement from the legitimate rights holder, and we work closely with the relevant regulatory authorities in China to ensure compliance with all relevant rules and regulations. We seek assurances in our contracts with digital media content providers that (i) they have the legal right to license the digital media data for the uses we require; (ii) the digital media content itself as well as the authorization or rights granted to us neither breach any applicable law, regulations or public morals, nor impair any third-party rights; and (iii) they will indemnify us for losses resulting from both the non-compliance of such digital media content with the laws and claims from third parties.

As of the date of this prospectus, we have implemented several initiatives to further commit to copyright protection. In May 2014, we entered into a content protection agreement with the MPAA whose members include six major U.S. entertainment content providers. We have agreed to implement a comprehensive system of measures designed to prevent unauthorized downloading of and access to such content providers' works. Among these content protection measures, we have agreed to (1) implement a filtering system that will be applied to these content providers' video content, (2) filter these content providers' video content prior to making any such content available to our users through our websites or client applications, (3) adopt state-of-the-art fingerprinting-based filtering technologies, (4) cooperate with these content providers going forward to ensure the effectiveness of our content protection measures, and (5) incorporate additional content protection measures to the extent that they are necessary to effectively protect against copyright infringement.

User data safety

User data safety is a significant advantage we offer to our users. We try to improve user experience by usually maintaining two to four copies of one specific user file for data recovery in extreme circumstances such as system shutdown, private transmission backbone network problems and other contingencies beyond our control. The read and write characteristics of our distributed file locating system is identical to those of hard disks, and our unique user file decomposition and encryption algorithm enables us to maintain high standards for user data safety.

Competition

Due to our multiple service offerings, we face competition in several aspects of the internet services market in China. We believe that the key competitive factors in the overall internet services market in China include brand recognition, user traffic, technology platform and monetization abilities.

Our Xunlei Accelerator would primarily compete with Tencent (QQ Cyclone) and Baidu. Our Xunlei Kankan website primarily competes with other major online video websites in China such as Youku.com, Tudou.com and iQiyi.com. In addition, we also face competition for the advertisement budgets of our advertisers from other internet companies and other forms of media.

Employees

We had 1,094, 1,362 and 1,523 employees as of December 31, 2011, 2012 and 2013, respectively. As of March 31, 2014, we had 1,513 employees, including 62 in management, 887 in research and development, 210 in content procurement, 259 in sales and marketing and 95 in general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, medical benefits, maternity benefits, unemployment benefit and housing fund plans. We have granted stock options and restricted shares to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

Facilities

Our principal executive offices are located at 4/F, Hans Innovation Mansion, North Ring Road, No. 9018 High-Tech Park, Nanshan District, Shenzhen, People's Republic of China, which comprises approximately 5,300 square meters of office space. In addition to other offices in Shenzhen, we also have offices in Beijing, Shanghai and Hong Kong and representative offices in Xiamen and Guangzhou, respectively, totaling approximately 16,000 square meters. Our leased premises are leased from unrelated third parties who have valid title to the relevant properties. The lease for our principal executive offices will expire in December 2016, and the other leases typically have terms of one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed automatically upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Legal proceedings

We have been involved in legal proceedings related to our business from time to time and expect to continue to be involved in such proceedings in the future. Internet services and media companies such as ours are frequently involved in litigation based on intellectual property-related claims. See "Risk factors—Risks related to our business—We face and expect to continue to face copyright infringement claims and other related claims, including claims based on content available through our services, which could be time-consuming and costly to defend and may result in damage awards, injunctive relief and/or court orders, divert our management's attention and financial resources and adversely impact our business." As of March 31, 2014, we had 17 copyright infringement lawsuits pending against us with an aggregate amount of claimed damages against us of approximately RMB16.3 million (US$2.6 million). Between March 31, 2014 and the date of this prospectus, 6 out of 17 copyright infringement lawsuits pending were settled. The settlement of these copyright infringement lawsuits reduced the aggregate amount of claimed damages against us from approximately RMB16.3 million (US$2.6 million) to RMB0.8 million (US$0.1 million).

We are involved in three copyright infringement lawsuits in the PRC relating to the online video services we provide on Xunlei Kankan. We are also defending 8 copyright infringement lawsuits in the PRC involving Gougou, a digital media content search engine previously owned by us. The plaintiffs in these lawsuits allege that the search result pages of Gougou place links to unauthorized index hosted by third parties. Although we are a named defendant in these cases, we sold the Gougou website and related intellectual property rights in 2010 to an unaffiliated third party, who agreed to assume all present and future Gougou-related intellectual property liabilities, including liabilities incurred in connection with these lawsuits. Pursuant to that agreement, we agreed to continue to provide technical support until the purchaser can independently operate the website. We have ceased to provide technical support to Gougou website since February 2011. In addition, we are party to three copyright infringement lawsuits involving other aspects of our business.

Although legal proceedings are inherently uncertain and their results cannot be predicted, we believe that the resolutions of the outstanding legal proceedings, even if adverse to us, will not individually or in the aggregate result in material liability to us, nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs, and we face and expect to continue to face copyright infringement claims and other related claims, which could be time-consuming and costly to defend and may result in substantial damage awards, injunctive relief and/or court orders, divert our management's attention and financial resources and adversely impact our business.

Regulation

The following is a summary of the principal laws and regulations that are or may be applicable to companies such as ours in the PRC. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Pursuant to the latest Catalogue amended in 2011, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%. The provision of internet cultural operating service (including online game operation services), internet news service, and production and online transmission of audio-visual programs service fall in the prohibited category and the foreign investors are prohibited to engage in such services. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei, our VIE, and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct our resource discovery network, online video, online advertising, online games and related businesses in China and holds various operating subsidiaries that conduct a majority of our operations in China. Both of Giganology Shenzhen and Xunlei Computer, another wholly-owned PRC subsidiary of ours, engage in the development of computer software, technical consulting and other related technical services and businesses, none of which falls into any of encouraged, restricted or prohibited categories under the Catalogue. Hence, these activities are deemed as permitted and open to foreign investment.

Regulation on telecommunications and internet information services

The telecommunications industry, including the internet sector, is highly regulated in the PRC. Regulations issued or implemented by the State Council, MIIT, and other relevant government authorities cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

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Telecommunications regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The "Catalog of Telecommunications Business," an attachment to the Telecom Regulations and updated by

  MIIT's Notice on Adjusting the Catalog of Telecommunications Business effective from April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from MIIT or its provincial level counterparts.

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Administrative measures on internet information services (2011, revised), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP License from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

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Administrative measures for telecommunications business operating license (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the ICP License from MIIT's applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional ICP License directly from MIIT. An ICP service operator that has been granted a Trans-regional ICP License must file a record with the local branch of MIIT at the provincial level prior to conducting any value added telecommunications business in such provinces. The appendix to the ICP License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

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Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from MIIT or its local branches at the provincial level on its own or through the access service provider.

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Regulations for administration of foreign-invested telecommunications enterprises (2008, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

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Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company's operation premises and equipment should comply with the approved covering region on its ICP License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

To comply with these PRC laws and regulations, we operate our websites through Shenzhen Xunlei, our PRC variable interest entity. Shenzhen Xunlei currently holds an ICP License expiring on April 30, 2015 and owns the essential trademarks and domain names in relation to our value-added telecommunications business.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

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opposes the fundamental principles determined in the PRC's Constitution;

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compromises state security, divulges state secrets, subverts state power or damages national unity;

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harms the dignity or interests of the State;

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incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

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sabotages the PRC's religious policy or propagates heretical teachings or feudal superstitions;

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disseminates rumors, disturbs social order or disrupts social stability;

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propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

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insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

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includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of ICP License holders that violate any of such content restrictions and requirement, revoke their ICP Licenses or impose other penalties pursuant to applicable law. To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website.

Regulation on online transmission of audio-visual programs

On July 6, 2004, GAPPRFT promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, or the 2004 Internet

A/V Measures, which apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via internet or other information network. An applicant who engages in the business of transmitting audio-visual programs must apply for a license issued by GAPPRFT in accordance with the categories of business, receiving terminals, transmission networks and other items. Foreign invested enterprises are not allowed to engage in the above business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, MOC, GAPPRFT, the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, GAPPRFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. In a press conference jointly held by GAPPRFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, GAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their business and continue their operation of internet audio-visual program services so long as those providers had not been in violation of the laws and regulations.

On May 21, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions.

On December 28, 2007, GAPPRFT issued the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via the Internet, or the Notice on Dramas and Films. According to this notice, if audio-visual programs published to the public through an information network fall under the film and drama category, the requirements of the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays will apply accordingly. In addition, providers of such services should obtain prior consents from copyright owners of all such audio-visual programs.

Further, on March 31, 2009, GAPPRFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 14, 2009, GAPPRFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of "Integration and Operation Services of Audio-visual Programs Received by Television Terminals." On April 1, 2010, GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual programs into four categories. However, at this stage, the Provisional Categories do not include internet television or mobile television, and it is unclear as to how the categorization system under the newly adopted Provisional Categories will be enforced or how will it evolve. To comply with these laws and regulations, Shenzhen Xunlei holds a License for Online Transmission of Audio-visual Programs which was updated in February 2012 with an effective period from February 29, 2012 to February 28, 2015. We plan to apply for the update of such license to cover the website of www.xunlei.com, the terminals of mobile devices and TVs and to cover all the business activities that we are currently engaging, such as the transmission of political news. See "Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations."

Regulation on foreign movies and television programs

Broadcast of foreign movies and television programs is strictly regulated by GAPPRFT. On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations shall be subject to the prior inspection and approval by GAPPRFT or its authorized agencies. On December 25, 2001, the State Council promulgated the Administrative Provisions on Films, under which any foreign films to be published or shown in public shall also be subject to the prior inspection and approval by GAPPRFT or its authorized agencies.

In addition, on September 23, 2004, GAPPRFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by GAPPRFT are qualified to apply to GAPPRFT or its authorized agencies for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of GAPPRFT and content of such foreign television dramas or programs must not by any means threaten the national security or violate any laws or regulations. In 2007, GAPPRFT issued the Notice on Further Strengthening the Administration of the Introduction and Broadcasting of Foreign Television Programs, emphasizing that the aforesaid regulations must be strictly followed.

The 2004 Internet A/V Measures also explicitly prohibit the internet service providers from broadcasting any foreign television or radio program over the information network and any violation may result in warnings, monetary penalties or criminal liabilities in severe cases. On November 19, 2009, GAPPRFT issued a notice to extend the prohibition of broadcasting foreign television programs to mobile TV. However, pursuant to several notices issued by GAPPRFT, such as the Notice on Dramas and Films and the Notice on Content of A/V Programs referenced above under "—Regulation on online transmission of audio-visual programs," foreign audio-visual programs may be published to the public through the internet, provided that such foreign audio-visual programs comply with the regulations on administration of radios, films and television, and that the relevant permits required by PRC laws and regulations, such as the Permit for Issuance of TV Dramas, Permit for Public Screening of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Screening of Academic Literature Movies and TV Plays, have been obtained for such foreign audio-visual programs. The promulgation of the Notice on Dramas and Films and the Notice on Content of A/V Programs implies that the absolute restriction over broadcasting foreign television or radio programs on the Internet as set forth in the 2004 Internet A/V Measures has been lifted.

We source foreign movies and television programs from various content providers. In dealing with content providers, we seek general assurance in the contracts we enter into with them that the content granted to us shall neither breach any applicable laws, regulations or public morals, nor impair any third party rights. We also source some foreign audio-visual programs directly from foreign content providers. However, we have not obtained any approval from GAPPRFT for introducing and broadcasting such foreign audio-visual programs and cannot assure you that we may be able to obtain such approval if required to do so. See "Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations."

Regulation on production of radio and television programs

On July 19, 2004, GAPPRFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from GAPPRFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operation strictly in compliance with the approved scope of production and operation and other than radio and TV stations, such entities must not produce radio and TV programs regarding current political news or similar subjects and columns. Shenzhen Xunlei holds a Permit for Production and Operation of Radio and TV Program which was last updated in September 2012 and will expire on September 24, 2015, with an approved scope of the production of radio plays, TV dramas, animations, featured shows and entertainment programs.

Regulation on online cultural activities

On February 17, 2011, MOC promulgated the new Provisional Measures on Administration of Internet Culture, or the Internet Culture Measures, which became effective as of April 1, 2011,

and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on Mar 18, 2011. MOC also abolished the Provisional Measures on Administration of Internet Culture promulgated on May 10, 2003 and amended on July 1, 2004 as well as the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture issued on July 4, 2003. The Internet Culture Measures apply to entities that engage in activities related to "online cultural products." "Online cultural products" are classified as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain relevant Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

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production, duplication, importation, distribution or broadcasting of online cultural products;

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publication of online cultural products on the internet or transmission thereof via information networks such as the internet and the mobile networks to computers, fixed-line or mobile phones, television sets or gaming consoles for the purpose of browsing, reviewing, using or downloading such products by online users; or

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exhibitions or contests related to online cultural products.

To comply with these then- and currently effective laws and regulations, Shenzhen Xunlei holds an Online Culture Operating Permit which was updated in September 2013 with an effective period from March 15, 2013 to March 15, 2016 for the operating of online games (including issuance of virtual currency), music entertainment products and animation and comic and Xunlei Games obtained an Online Culture Operating Permit in July 2013 with an effective period from July 30, 2013 to July 30, 2016 for the operating of online games (including issuance of virtual currency).

Regulation on online games

MOC is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online Games, pursuant to which the content of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the censorship procedures for imported online games and the filing procedures for domestically developed online games with MOC and its provincial counterparts. The procedures for the censorship of imported online games must be conducted with MOC prior to the commencement date of the online operation and the filing procedures for domestic online games must be conducted with MOC within 30 days after the commencement date of the online operation or the occurrence date of any material alteration of such online games. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei and Xunlei Games have obtained the Online Culture Operating Permit respectively for operating online games.

Further, the online publication of online games is subject to the regulation of GAPPRFT under the Tentative Administration Measures on Internet Publication and ICP service operators must obtain the Internet Publication License prior to provision of any online game services. On September 28, 2009, GAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the "Stipulations on 'Three Provisions' of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games", or the Notice of Three Provisions and Internet Games, which expressly requires that all online games need to be screened by GAPPRFT through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign-owned enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

Our online games services are currently provided by Shenzhen Xunlei and Xunlei Games. Shenzhen Xunlei holds an Internet Publication License and Xunlei Games is in the process of applying for an Internet Publication License from GAPPRFT for its publication of online games. We also require the developers of certain online games to obtain the requisite approvals of relevant online games from GAPPRFT, and make the filings with MOC, for relevant online games. See "Risk factors—Risks related to our business—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business."

Regulation on anti-fatigue system, real-name registration system and parental guardianship project

In April 2007, GAPPRFT and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the anti-fatigue system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be "healthy," three to five hours to be "fatiguing," and five hours or more to be "unhealthy." Game operators are required to reduce the value of in-game benefits to a minor player by half if the minor has reached the "fatiguing" level, and to zero once reaching the "unhealthy" level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification. In July 2011, GAPPRFT, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue and real-name registration system. The main purpose of the Real-name Registration Notice is to curb addictive online game playing by minors and protect their physical and mental health. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In January 2011, MOC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors. This circular indicates that online game operators must have person in charge, set up specific service webpages and publicize specific hotlines to provide parents with necessary assistance to prevent or restrict minors' improper game playing behavior. Online game operators must also submit a report regarding its performance under the Parental Guardianship Project to the local MOC office each quarter.

We have developed and implemented an anti-fatigue and compulsory real-name registration system in our online games, and will cooperate with the National Citizen Identity Information Center to launch the identity verification system upon the issuance of relevant implementing rules. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. In order to comply with the anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, minors would receive no in-game benefits.

Regulation on online game virtual currency

On February 15, 2007, MOC, the People's Bank of China and other relevant government authorities jointly issued the Notice on Further Strengthening Administrative Work on the Internet Cafes and Online Games, or the Internet Cafes Notice, pursuant to which the People's Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. It also provides that virtual currency shall only be used to purchase virtual items. On June 4, 2009, MOC and Ministry of Commerce jointly issued the Notice on Strengthening the Administrative

Work on Virtual Currency of Online Games, pursuant to which no enterprise may concurrently provide both virtual currency issuance service and virtual currency transaction service.

In addition, the Provisional Measures on the Administration of Online Games require companies that (i) issue online game virtual currency (including prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for the Online Culture Operating Permit from provincial branches of MOC. The regulations prohibit companies that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any company that fails to submit the requisite application will be subject to sanctions, including but not limited to termination of operation, confiscation of incomes and fines. The regulations also prohibit online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery that involves cash or virtual currency directly paid by the players. In addition, companies that issue online game virtual currency must comply with certain specific requirements, for example, online game virtual currency can only be used for products and services related to the issuance company's own online games.

To comply with these regulations, Shenzhen Xunlei has obtained the Online Culture Operating Permit for issuing online game virtual currency, and we plan to make the requested filing of its issuance of virtual currency with the local branch of MOC in Guangdong.

Regulation on internet news dissemination

SCIO and MIIT promulgated the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services, and the Provisions for the Administration of Internet News Information Services on November 7, 2000 and September 25, 2005, respectively. Pursuant to such regulations, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the foregoing two regulations and have acquired the approval from SCIO after securing permission from the news office of the local government at the provincial level. Moreover, the websites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective news agencies, and file copies of such agreements with the news office of the local government at the provincial level. In addition, any organization is prohibited from establishing Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign owned enterprises to operate internet news dissemination service. The content we currently provide on our websites includes some current political news from third party news providers. Currently we do not hold an internet news license from SCIO and we plan to apply for such internet news license. However, we cannot assure you that we will be able to obtain such license in a timely manner or at all. See "Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations."

Regulation on internet publication

GAPPRFT is the government agency responsible for regulating publication activities in the PRC. On June 27, 2002, MIIT and GAPPRFT jointly promulgated the Tentative Administration

Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require internet publishers to secure approval, or the Internet Publication License, from GAPPRFT to conduct internet publication activities. The term "internet publication" is defined as an act of online dissemination where internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the internet or transmit to users via the internet for browsing, use or downloading by the public. The Internet Publication Measures also provide the detailed qualifications and application procedures for obtaining the Internet Publication License. Neither GAPPRFT nor MIIT has specified whether the approval required by the Internet Publication Measures is applicable to the dissemination of online audio and video programs. However, the Notice of Three Provisions and Internet Games issued jointly by GAPPRFT and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication License. On February 21, 2008, the GAPPRFT promulgated the Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, which took effect on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

Shenzhen Xunlei holds an Internet Publication License for the publication of internet games with an expiry date of September 17, 2017 and is in the process of applying for expansion of the business scope therein to include the publication of music works and other internet publishing activities, and Xunlei Games is in the process of applying for the internet publication license for its publication of online games. See "Risk factors—We may not be able to successfully address the challenges and risks we face in the online games market, such as a failure to successfully implement our plan to acquire exclusive rights to operate and sub-license games or to obtain all the licenses required to operate online games, which may subject us to penalties from relevant authorities, including the discontinuance of our online game business."

Regulation on internet privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users' personal information confidential and must not disclose such personal information to any third party without the users' consent, unless such disclosure is required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by MIIT on December 29, 2011, without the consent of a user, an ICP operator may not collect any user personal information or provide any such information to third parties. An ICP service operator shall expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator shall take immediate remedial measures and in severe consequences, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress of the PRC on December 28, 2012, or the Decision, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, or the Order, any collection and use of user personal information shall be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator shall also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the Decision or the Order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, established information security systems to protect user's privacy.

Regulation on internet medicine information service

The State Food and Drug Administration, or the SFDA, promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of SFDA. Shenzhen Xunlei obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration for the provision of internet medical information services with an expiry date of November 26, 2018.

Regulation on advertising business

The State Administration for Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in the PRC.

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators' licenses or permits for their advertising business operations.

To comply with these laws and regulations, we have obtained a business license, which allows us to operate advertising businesses, and adopted several measures. Our advertising contracts require that substantially all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations. In addition, we have established a task force to review all advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review. See "Risk factors—Risks related to our business—Advertisements we display may subject us to penalties and other administrative actions."

Regulation on information security and censorship

The applicable PRC laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these regulations, it is mandatory for internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the internet service provider to liability and certain penalties given by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts. As Shenzhen Xunlei is an ICP operator, it is subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, and regularly updates its information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation on torts

The Tort Law was promulgated by the Standing Committee of the National People's Congress on December 26, 2009 and became effective on July 1, 2010. Under this law, internet users and internet service providers shall bear tortious liability in the event they infringe upon other people's civil rights and interests through the internet. Where an internet user is infringing upon the civil rights or interests of another person via internet, the injured party shall have the right to demand the relevant internet service provider to take necessary measures such as deleting the infringing content, etc. by serving the internet service provider a notice. Where the internet service provider fails to take any necessary measures, it shall be jointly and severally liable with the internet user for any additional injury or damage incurred thereafter. Under the circumstance that the internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

Regulation on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright law

Under the Copyright Law (1990), as revised in 2001 and 2010, and its related Implementing Regulations (2002), as revised in 2013, creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works. The term of a copyright, other than the rights of authorship, alteration and integrity of an author which shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, without editing, amending or selecting any transmitted content. When imposing administrative penalties upon the act which infringes upon any users' right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Pursuant to the Regulation on Protection of the Right of Communication through Information Network (2006), as amended in 2013, an ICP service provider may be exempted from indemnification liabilities under certain circumstances:

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any ICP service provider, who provides automatic internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

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any ICP service provider who, for the sake of improving network transmission efficiency, automatically provides to its own users, based on the technical arrangement, the relevant works, performances and audio-visual products obtained from any other ICP service providers will not be required to assume the indemnification liabilities if (i) it has not altered any of the works, performance or audio-visual products that are automatically stored; (ii) it has not affected such original ICP service provider in grasping the circumstances where the users obtain the relevant works, performance and audio-visual products; and (iii) when the original ICP service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.

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any ICP service provider, who provides its users with information memory space for such users to provide the works, performance and audio-visual products to the general public via the information network, will not be required to assume the indemnification liabilities if (i) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (ii) it has not altered the works, performance and audio-visual products that are provided by the users; (iii) it is not aware of or has no reason to know the infringement of the works, performance and audio-visual products provided by the users; (iv) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (v) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

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any ICP service provider, who provides its users with search services or links, will not be required to assume the indemnification liabilities if, after receiving a notice from the rights holder, it has deleted the works, performance and audio-visual products as alleged for copyright infringement pursuant to this regulation. However, the ICP service provider shall be subject to joint liabilities for copyright infringement if it is aware of or has reason to know the infringement of the works, performance and audio-visual products to which it provides links.

In December 2012, the Supreme People's Court of China promulgated the Provisions on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, which provides that the courts will require ICP service providers to remove not only links or content that have been specifically mentioned in the notices of infringement from rights holders, but also links or content they "should have known" to contain infringing content. The provisions further provide that where an ICP service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users' infringement of third-party copyrights.

To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on Xunlei Kankan and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent law

The National People's Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation or designs that are mainly used for marking the pattern, color or combination of these two of prints. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. Among the patent applications we have filed, 44 were granted in the PRC, while another five applications are being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993, 2001 and 2013 and its implementation rules. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained "sufficient degree of reputation" through that person's use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office's decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of March 31, 2014, we had applied for registration of 157 trademarks, of which we had received 133 registered trademarks in different applicable trademark categories, including 1 trademark registered with the

United States Patent and Trademark Office and 1 trademark registered with World Intellectual Property Organization.

Regulation on domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on November 5, 2004 and effective on December 20, 2004. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the "first to file" principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People's Court or initiate an arbitration procedure. We have registered www.xunlei.com, www.kankan.com and other domain names.

Regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People's Congress of China enacted a new PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. In addition, the EIT Law and its implementation rules permit qualified high and new technology enterprises, or HNTEs, to enjoy a reduced enterprise income tax rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term "de facto management body" as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) at least half of the enterprise's directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Although we are not controlled by a PRC enterprise or PRC enterprise group and we do not believe that we meet all of the above-mentioned conditions, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purpose. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See "Risk factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations."

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China and Shenzhen Xunlei, our variable interest entity in China and its shareholders were not entered into on an arm's-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to the tax liability of Shenzhen Xunlei, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei's tax liabilities increase significantly or if it is required to pay interest on late payments.

PRC business tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

PRC value added tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and "modern service industries" in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of "cultural and creative services", are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

The business tax has been imposed primarily on our revenues from the provision of taxable services, assignments of intangible assets and transfers of real estate. Prior to the implementation of the pilot program, our business tax generally ranged from 3% to 5%, subject to the nature of the revenues being taxed. Before the implementation of the pilot program, we were mainly subject to a small amount of VAT mainly for revenues of the sale of software. VAT has been imposed on those revenues at a rate of 17%. With the implementation of the Pilot Program, in addition to the revenues currently subject to VAT, our advertising and content sub-licensing revenues are in the scope of the pilot program and are now subject to VAT at a rate of 6%.

On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

PRC dividend withholding tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. According to the SAT Circular 601, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under the relevant taxation treaties. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Xunlei Computer is currently wholly owned by Xunlei Network HK, we cannot assure you that we may be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Regulation on labor laws and social insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.

Regulation on foreign exchange control and administration

Foreign exchange regulation in the PRC is primarily governed by the following regulations:

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Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and

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Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by the People's Bank of The PRC on June 20, 1996.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations. Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless it is otherwise provided by law, such Renminbi capital cannot be used for domestic equity investment. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE's approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which became effective on December 17, 2012. Circular 59 substantially amends and simplifies the current foreign exchange procedure. The major developments under Circular 59 are that the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of Circular 59. Reinvestment of RMB proceeds by foreign investors in the PRC no longer requires SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Regulation on foreign exchange registration of offshore investment by PRC residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interests of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires

PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party. SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardized more specific and stringent supervision on the registration relating to Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular No. 75 and other related rules. Our PRC resident shareholders, namely Sean Shenglong Zou, Hao Cheng and Fang Wang, have completed the registration and amendment registration with the local SAFE branch in relation to all our previous private financings and their subsequent ownership changes by April 2012 as required under the SAFE regulations and are in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to their ownership changes in our Company after April 2012. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiaries, limit our PRC subsidiaries' ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Regulation on employee share options

On December 25, 2006, the People's Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rules when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration for Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on dividend distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

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Company Law (2005);

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Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and

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Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

Regulation on overseas listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the [NYSE/NASDAQ Global Market] given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

Management

Directors and executive officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and executive officers	Age	Position/title

Sean Shenglong Zou	42	Co-Founder, Chairman and Chief Executive Officer
Hao Cheng	38	Co-Founder, Director and General Manager of Xunlei Kankan and Games Business Unit
Qin Liu	41	Director
Quan Zhou	56	Director
Yang Wang	39	Director
Feng Hong	37	Director
Chuan Wang	44	Director
Hongjiang Zhang	53	Director
Peng Huang	47	Director and Chief Operating Officer
Tao Thomas Wu	48	Chief Financial Officer

Mr. Sean Shenglong Zou is our co-founder and has been our chief executive officer and chairman since our inception in February 2005. Mr. Zou is an expert in distributed computing. Mr. Zou pioneered the theory of content-based multimedia indexing technology and resource discovery network that provides time-saving online experience for internet users and has led our company to revolutionize traditional internet acceleration by the technology and network. Mr. Zou received a master's degree in computer science from Duke University in the U.S. in 1998 and a bachelor's degree in computer science from University of Wisconsin-Madison in 1997.

Mr. Hao Cheng is our co-founder and has been our director since our inception in February 2005. Mr. Cheng is also currently the chief executive officer of Xunlei Games Development (Shenzhen) Co. Ltd. Prior to joining us, Mr. Cheng managed the products, services, marketing and sales of the corporate search team at Baidu, Inc. Mr. Cheng received a master's degree in computer science from Duke University in the U.S. in 1999 and a bachelor's degree in mathematics from Nankai University in China in 1997.

Mr. Qin Liu has been a director of our company since September 2005. Mr. Liu is a director of the controlling general partner of Morningside China TMT Fund I, L.P., Morningside China TMT Fund II, L.P., Morningside China TMT Fund III, L.P., Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-investment, L.P., which we refer to collectively as the Morningside Funds, and has been a director of Morningside Venture Capital Limited, the investment manager of the Morningside Funds. Mr. Liu has served as a director in YY Inc., a Nasdaq-listed company since June 2008, and also serves as director in several non-public portfolio companies of the fund. From 2000 through 2008, Mr. Liu worked at Morningside IT Management Services (Shanghai) Co., Ltd. and established its print media business and served as publisher of The Bund, an upscale lifestyle weekly publication. Mr. Liu received a master's degree in business administration, or MBA, from China Europe International Business School in 1999 and a bachelor's degree in electrical engineering from Beijing Science & Technology University in 1993.

Mr. Quan Zhou has served as a director of our company since November 2006. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I and IDG-Accel China Capital Fund, and their respective successor funds. He currently serves on the board of SouFun Holdings Limited, a NYSE-listed company, and a number of non-public portfolio companies. Mr. Zhou received a Ph.D degree in fiber optics from Rutgers University in 1989, a master's degree in chemical physics from the Chinese Academy of Sciences in 1985 and a bachelor's degree in chemistry from China Science and Technology University in 1982.

Mr. Yang Wang has been a director of our company since February 2012. Since 2010, Mr. Wang has been a partner of Primavera Capital Group, focusing on private equity investments. From 2006 to 2010, Mr. Wang was an executive director and managing director of Goldman Sachs principal investment area. From 2000 to 2006, Mr. Wang served as associate and then vice president at China International Capital Corp., where he served for private equity and investment banking divisions. Mr. Wang is currently also a director of Geely Automotive Holdings Ltd., a company listed on the Hong Kong Stock Exchange. Mr. Wang received a master's degree in science and a bachelor's degree in management engineering from Shanghai Jiaotong University in 2000 and 1997, respectively.

Mr. Feng Hong has been a director of our company since April 2014. Mr. Hong is a co-founder of Beijing Xiaomi Technology Company Limited, or Xiaomi Technology, and has been a vice president since its inception. From 2006 to 2010, Mr. Hong held various product and engineering management roles in Google. Prior to that, from 2001 to 2005, Mr. Hong worked at Siebel as a software engineer. Mr. Hong received his master's degree in computer science from Purdue University in 1999 and his bachelor's degree in computer science and engineering from Shanghai Jiao Tong University in China in 2001.

Mr. Chuan Wang has been a director of our company since March 2014. Mr. Wang is a co-founder of Xiaomi Technology, and the founder of Beijing Duokan Technology Co., Ltd., where he has served as its chief executive officer since its inception of business in 2010. Between 2005 and 2011, Mr. Wang was the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Prior to that, Mr. Wang was the general manager of Beijing Thunder Stone Digital Technology Co., Ltd. since 1997. Mr. Wang received his bachelor of science degree from Beijing University of Technology in China in 1993.

Dr. Hongjiang Zhang has been our director since April 2014. Dr. Zhang currently serves as an executive director and the chief executive officer of Kingsoft Corporation Limited, which is listed on the Hong Kong Stock Exchange (Stock Code: 3888). Prior to joining Kingsoft Corporation Limited in October 2011, Dr. Zhang was the chief technology officer of Microsoft Asia-Pacific Research and Development Group and the managing director of the Microsoft Advanced Technology Center and a Distinguished Scientist. In his dual role, Dr. Zhang led Microsoft's research and development initiatives in China, including strategy and planning, research and development, as well as incubation of products, services and solutions. Dr. Zhang was also a member of the executive management committee of Microsoft (China) Limited. Dr. Zhang was the deputy managing director and a founding member of Microsoft Research Asia. Dr. Zhang has authored four books and over 400 scientific papers and holds approximately 200 US and international patents. Dr. Zhang received a Ph.D. in electrical engineering from the Technical University of Denmark in 1991, and a bachelor of science degree from Zhengzhou University, China, in 1982.

Mr. Peng Huang has been our chief operating officer since September 2013 and our director since April 2014. Mr. Huang joined us in 2009, and currently oversees our business operation and strategic cooperation. From 2006 to 2009, Mr. Peng worked as a general vice president for PPTV. From 1996 to 2001, Mr. Peng was the director of the Shanghai office of Shenzhen Huawei Technology Co., Ltd. and general manager of Shanghai Huawei Company. Mr. Huang received a master's degree in communications and electronic system from the University of Electronic Science and Technology of China in 1992 and a bachelor's degree in wireless engineering from Northwestern Polytechnical University of China in 1987.

Mr. Tao Thomas Wu has been our chief financial officer since November 2013. Prior to joining our company, Mr. Wu had served as the chief financial officer of Noah Holdings Limited, a U.S. listed company, since 2010. Prior to that, Mr. Wu spent nearly 20 years working in the financial services sector. Most recently, Mr. Wu was a senior portfolio manager with AllianceBerstein L.P. in the United States and a senior analyst with Moody's Investors Services in New York. Mr. Wu previously also worked in investment banks, primarily with JPMorgan Chase & Co. in New York and Singapore. Mr. Wu received his master's degree in public administration from Syracuse University in 1992 and his bachelor's degree in mathematics from Grinnell College in May 1987.

Employment agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer's employment for cause at any time by giving written notice for certain acts of the officer, including: (i) conviction of a felony or act of fraud, misappropriation or embezzlement; (ii) gross negligence or dishonest to the detriment of our company; and (iii) material breach of the employment agreement. We may also terminate a senior executive officer's employment upon at least two months' prior written notice. A senior executive officer may terminate his or her employment by giving two-months' or three-months' prior notice.

Each senior executive officer has agreed that he or she shall not, at any time during the period of employment or after the termination of the period of employment, except for the benefit of our company, he or she will not use or disclose any confidential information to any person, corporation or other entity without our written consent. Upon termination of the employment or at any other time when requested by us, the officer should promptly deliver to our company all documents and materials of any nature pertaining to his or her work with us and should provide written certification of his or her compliance with the employment agreement. Under no circumstances can the officer, following his or her termination, in his or her possession any property of our company, or any documents or materials containing any confidential information. The officer should not, during the employment term, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the officer has a duty to keep in confidence information acquired by such officer, if any, or (ii) bring into the premises of our company any document or confidential or proprietary information belonging to the former employer unless consented to in writing by such employer. The officer will indemnify us and hold us harmless from and against all claims, liabilities, damages and expenses.

Each officer also agrees that during the term of employment and within one year of termination of employment, he or she will not approach clients, customers or contacts of our company or other persons or entities introduced to such officer in the his/her capacity as a representative of our company for the purposes of doing business with such persons or entities which will harm the business relationship between our company and such persons or entities. Unless consented to by us, the officer should not assume employment with or provide services as a director or otherwise for any of our competitors, or engage in any competitor as a principal, partner, licensor or otherwise. The officer will not seek, directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any of our employees as at or after the date of the termination of such officer's employment, or in the year preceding such termination.

Board of directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any thereof and, subject to the rights and powers of any class or series of preferred shares, may issue debentures, debenture stock and other securities, whether outright or as a security for any debt, liability or obligation of our company or any third party.

Committees of the board of directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

Audit committee.    Our audit committee will consist of                           ,                                         and                            , and will be chaired by                                        . Our board of directors has determined that each of                                        satisfies the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the Nasdaq Listing Rules]. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•
selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•
reviewing with the independent registered public accounting firm any significant matters or difficulties encountered by the external auditors during the course of their audits and management's response;

•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•
discussing the annual audited financial statements with management and the independent registered public accounting firm;

•
reviewing significant matters as to the adequacy of our internal controls and any special procedures adopted by the external auditors in light of material control deficiencies;

•
annually reviewing and reassessing the adequacy of our audit committee charter;

•
meeting separately and periodically with management and the independent registered public accounting firm; and

•
reporting regularly to the board.

Compensation committee.    Our compensation committee will consist of                                        ,                                         and                                         , and will be chaired by                                        . Our board of directors has determined that each of                                        satisfies the "independence" requirements of [the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the Nasdaq Listing Rules]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•
reviewing the total compensation package for our three most senior executives and making recommendations to the board with respect to it;

•
approving and overseeing the total compensation package for our executives other than the three most senior executives;

•
reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•
periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate governance and nominating committee.    Our corporate governance and nominating committee will consist of                                        ,                                         and                                         , and will be chaired by                                        . Our board of directors has determined that each of                                        satisfies the "independence" requirements of [the Corporate Governance Rules of the NYSE/Rule 5605(a)(2) of the Nasdaq Listing Rules]. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•
recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•
selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the corporate governance and nominating committee itself;

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to "Description of share capital—Differences in corporate law" for additional information on our standard of corporate governance under Cayman Islands law.

Terms of directors and officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically (1) if a simple majority of all directors (including a non-independent director) determine at a duly called and constituted board meeting that such director has been guilty of actual fraud or willful neglect in performing his duties as a director, or (2) if a director is notified of, and fails to attend, an aggregate of three duly called and constituted board meetings within any 365-day period.

Compensation of directors and executive officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately US$0.4 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. In addition, we paid approximately US$15,000 to provide pension, housing funds and commercial insurance to our executive officers, and we did not set aside or accrued any amount to provide such benefits to our non-executive directors. For share incentive grants to our officers and directors under our share incentive plan, see "—Share incentive plans." For restricted share grants outside the share incentive plan, see "—Share Incentive Plans."

Share incentive plans

We have adopted (i) a 2010 share incentive plan in December 2010, or the 2010 Plan, (ii) a 2013 share incentive plan in November 2013, as supplemented, or the 2013 Plan and (iii) a 2014 share incentive plan in April 2014, as supplemented, or the 2014 Plan. The purpose of the plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

2010 Plan

Under the 2010 Plan and the seventh amended and restated shareholders' agreement dated as of April 24, 2014, the maximum number of shares in respect of which options, restricted shares, or restricted share units that may be granted is 26,822,828 shares. As of the date of this prospectus, options to purchase an aggregate number of 21,374,267 common shares are outstanding.

The following paragraphs summarize the terms of the 2010 Plan.

Types of awards.    The following briefly describe the principal features of the various awards that may be granted under the 2010 Plan.

•
Options. Options provide for the right to purchase a specified number of our Class A common shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or by check, in our Class A common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•
Restricted Shares. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•
Restricted Share Units. Restricted share units represent the right to receive our Class A common shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted Class A common shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

Plan administration.    Before our shares are listed on a stock exchange, the 2010 Plan shall be administered by our board of directors. After our shares are listed on a stock exchange, the 2010 Plan shall be administered by our board of directors or the compensation committee of the board of directors (or a similar body) formed in accordance with applicable exchange rules. The plan administrator will determine the provisions and terms and conditions of each grant.

Award agreement.    Options, restricted shares, or restricted share units granted under the 2010 Plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option exercise price.    The exercise price subject to an option shall be determined by the plan administrators which may be a fixed or variable price related to the fair market value of the subject of the grant. The exercise price may be amended or adjusted in the absolute discretion of the plan administrators, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.    We may grant awards to our employees, consultants and all members of our board of directors, as determined by the board of directors.

Term of the awards.    The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement. The administrator, in its discretion, may accelerate the vesting schedule of an award.

Transfer restrictions.    Except as otherwise provided by the plan administrators, no option award shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination.    Unless terminated earlier, the 2010 Plan will expire automatically in December 2020. With the approval of our board of directors, the plan administrators may, at any time and from time to time, terminate, amend or modify the 2010 Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to our executive officers, directors, and other individuals as a group under our 2010 Plan.

Name	Common shares underlying options awarded	Exercise price (US$/share)	Date of grant	Date of expiration

Peng Huang	*	2.40	June 3, 2009	June 2, 2016
Tao Thomas Wu	*	2.11	November 18, 2013	November 17, 2020
Other Individuals as a Group(1)	20,832,506

Total	21,374,267

*      Less than one percent of our total outstanding share capital.

(1)   As of the date of this prospectus, the outstanding options held by other individuals as a group had exercise prices ranging from US$0.01 to US$3.97. These options were granted on various dates from April 1, 2003 through March 6, 2014. Each option that was granted before January 1, 2007 will expire after ten years from the date of grant. Each option that was granted after January 1, 2007 will expire after seven years from the date of grant.

2013 Plan

Under the 2013 Plan, the maximum number of share awards that may be granted is 9,073,732 restricted shares, which have been issued to Leading Advice Holdings Limited, or Leading Advice, for the purposes of administrating the awards according to the 2013 Plan. As of the date of this prospectus, 6,767,618 restricted shares (excluding those forfeited) have been granted to certain executive officers under the 2013 Plan.

The following paragraphs summarize the terms of the 2013 Plan.

Plan administration.    Before our shares are listed on a stock exchange, the 2013 Plan shall be administered by Leading Advice Holdings Limited or its designee. Leading Advice currently acts as an agent on behalf us to administer the 2013 Plan based on the instructions from us. Upon completion of this offering, the 2013 Plan will be administered by our board of directors or the compensation committee of the board of directors (or a similar body) formed in accordance with applicable exchange rules. The administrator will determine the grantees under the 2013 Plan.

Award agreement.    Each award of restricted shares is evidenced by an award agreement that specifies the number of restricted shares so granted, the vesting schedule, the applicable provisions in the event the grantee's employment or service terminates, and such other terms and conditions that the administrator shall determine in its sole discretion.

Eligibility.    The restricted shares may be granted to members of our senior management, consisting of our chief operating officer, chief technical officer, vice presidents, or their equivalents, and counsel or consultant to our company.

Vesting schedule.    Each grant of restricted shares will be subject to a vesting schedule determined solely by the administrator. Once vested, the restricted shares will no longer be subject to forfeiture and other restrictions contained in the award agreement, unless otherwise specified therein.

Shareholder rights.    Grantees of restricted shares will not be entitled to any shareholder rights (including the right to dividends) on unvested portions of the restricted shares. They will be entitled to dividends on the vested portions of the restricted shares. The administrator will hold all vested portions of share awards for the benefit of the grantees and exercise the voting rights with respect of those shares. Currently, Leading Advice exercises the voting power on behalf of the grantees regarding their vested restricted shares and it will solicit voting instruction from each grantee and vote in accordance with such instruction.

Forfeiture or repurchase of the awards.    In the event that the award recipient ceases employment with us or ceases to provide services to us during the applicable restriction period, restricted shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the award agreement, unless otherwise waived in whole or in part by the administrator.

Acceleration.    The administrator may accelerate the time at which any restrictions shall lapse or be removed, including the authority to accelerate vesting upon this offering.

Transfer restrictions.    Except as otherwise provided by the plan administrators or the applicable shareholders agreement, no share award shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination.    Unless terminated earlier, the 2013 Plan will expire automatically in November 2023. With the approval of our board of directors, the plan administrators may, at any time and from time to time, terminate, amend or modify the 2013 Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.

2014 Plan

Under the 2014 Plan, the maximum number of share awards that may be granted is 14,195,412 restricted shares, which are currently registered under the name of Leading Advice Holdings Limited for the purposes of administrating the awards according to the 2014 Plan. We have not granted any award under the 2014 Plan as of the date of this prospectus.

The following paragraphs summarize the terms of the 2014 Plan.

Plan administration.    Before our shares are listed on a stock exchange, the 2014 Plan shall be administered by Leading Advice Holdings Limited or its designee. Leading Advice currently acts as an agent on behalf us to administer the 2014 Plan based on the instructions from us. Upon completion of this offering, the 2014 Plan will be administered by our board of directors or the compensation committee of the board of directors (or a similar body) formed in accordance with applicable exchange rules. The administrator will determine the grantees under the 2014 Plan.

Award agreement.    Each award of restricted shares is evidenced by an award agreement that specifies the number of restricted shares so granted, the vesting schedule, the applicable provisions in the event the grantee's employment or service terminates, and such other terms and conditions that the administrator shall determine in its sole discretion.

Eligibility.    The restricted shares may be granted to members of our directors, senior management, employees, advisors and consultants of our company.

Vesting schedule.    Each grant of restricted shares will be subject to a vesting schedule determined solely by the administrator. Once vested, the restricted shares will no longer be subject to forfeiture and other restrictions contained in the award agreement, unless otherwise specified therein.

Shareholder rights.    Grantees of restricted shares will not be entitled to any shareholder rights (including the right to dividends) on unvested portions of the restricted shares. They will be entitled to dividends on the vested portions of the restricted shares. The administrator will hold all vested portions of share awards for the benefit of the grantees and exercise the voting rights with respect of those shares. Currently, Leading Advice exercises the voting power on behalf of the grantees regarding their vested restricted shares and it will solicit voting instruction from each grantee and vote in accordance with such instruction.

Forfeiture or repurchase of the awards.    In the event that the award recipient ceases employment with us or ceases to provide services to us during the applicable restriction period, restricted shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the award agreement, unless otherwise waived in whole or in part by the administrator.

Acceleration.    The administrator may accelerate the time at which any restrictions shall lapse or be removed, including the authority to accelerate vesting upon this offering.

Transfer restrictions.    Except as otherwise provided by the plan administrators or the applicable shareholders agreement, no share award shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination.    Unless terminated earlier, the 2014 Plan will expire automatically in April 2024. With the approval of our board of directors, the plan administrators may, at any time and from time to time, terminate, amend or modify the 2014 Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law.

The following table summarizes, as of the date of this prospectus, the number of restricted shares granted to our officers and other individuals as a group pursuant to our 2013 Plan. We have not granted any award under our 2014 Plan as of the date of this prospectus.

Name	Number of restricted shares granted	Date of grant

Peng Huang	*	November 18, 2013
Tao Thomas Wu	*	November 18, 2013
Other Individual as a Group	3,350,000

Total	6,767,618

*      Less than one percent of our total outstanding share capital.

Principal [and selling] shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of the date of this prospectus and the voting power after this offering held by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our common shares[; and
•
each selling shareholder.]

The calculations in the table below assume as of the date of this prospectus, there are 70,051,879 issued common shares, of which an aggregate of 23,089,144 common shares (excluding 180,000 restricted shares that have vested) that have been issued to Leading Advice Holdings Limited for grants under our 2013 plan and 2014 Plan are not deemed outstanding for the purpose of calculating the beneficial ownership in the table below. The calculations also assume 210,814,306 preferred shares outstanding as of the date of this prospectus prior to completion of this offering, and                      common shares, including 213,975,001 common shares into which all of our outstanding preferred shares will automatically convert upon completion of this offering, and                                         common shares underlying                           ADSs that are being sold in this offering to the underwriters, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common shares beneficially owned prior to this offering(1)			Class A common shares being sold in this offering(2)		Class A common shares beneficially owned after this offering(3)		Class B common shares beneficially owned after this offering(4)		Voting power after this offering(5)
	Number		%	Number	%	Number	%	Number	%	%

Directors and executive officers:**
Sean Shenglong Zou	32,814,606	(6)	12.6
Hao Cheng	13,133,952	(7)	5.0
Qin Liu	3,548,853	(8)	1.3
Quan Zhou	25,198,773	(9)	9.7
Yang Wang	15,022,023	(10)	5.7
Feng Hong	—	(11)	—
Chuan Wang	—	(12)	—
Hongjiang Zhang	—	(13)	—
Peng Huang	*		*
Tao Thomas Wu	*		*
All directors and executive officers as a group	90,311,808		34.5
Principal [and selling] shareholders:
Xiaomi Ventures Limited	70,977,058	(14)	27.2
Morningside Technology Investments Limited	37,787,909	(15)	14.5
Vantage Point Global Limited	32,814,606	(16)	12.6
King Venture Holdings Limited	31,939,676	(17)	12.2
IDG Funds	25,198,773	(18)	9.7
Ceyuan Funds	14,155,917	(19)	5.4
Skyline Global Company Holdings Limited	15,022,023	(20)	5.7
Aiden & Jasmine Limited	13,133,952	(21)	5.0

Notes:

*      Less than 1%.

**    The business address of Messrs. Shenglong Zou, Hao Cheng, Peng Huang and Tao Thomas Wu is 4/F, Hans Innovation Mansion, North Ring Road, No. 9018 High-Tech Park, Nanshan District, Shenzhen, 518057, People's Republic of China.

(1)   The number of common shares outstanding in calculating the percentages for each listed person or group includes the common shares underlying options held by such person or group exercisable within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person or group prior to this offering is based on (i) 260,937,736 common shares outstanding as of the date of this prospectus, including common shares convertible from our preferred shares, and (ii) the number of common shares underlying options and warrants exercisable by such person or group within 60 days of the date of this prospectus.

(2)   For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares to converted, re-designated and sold by such person or group at the time of this offering, by the sum of                                        , being the total number of Class A common shares to be sold by us [and the selling shareholders] in this offering, assuming the underwriters do not exercise their over-allotment option.

(3)   For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by                                        , being the sum of the total number of Class A common shares outstanding immediately after the completion of this offering, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.

(4)   For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by                                        , being the sum of the total number of Class B common shares outstanding immediately after the completion of this offering.

(5)   For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to                           votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares.

(6)   Represents 32,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust.

(7)   Represents 13,133,952 common shares held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Hao Cheng through a family trust.

(8)   Represents 3,548,853 common shares issuable upon the conversion of (i) 3,233,399 series E preferred shares held by Morningside China TMT Special Opportunity Fund, L.P., and (ii) 315,454 series E preferred shares held by Morningside China TMT Fund III Co-Investment, L.P. Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P. are controlled by Morningside China TMT GP III, L.P., their general partner. Morningside China TMT GP III, L.P. is in turn controlled by TMT General Partner Ltd., its general partner. Mr. Qin Liu is one of the directors of TMT General Partner Ltd. The business address of Mr. Liu is 22/F Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

(9)   Represents 25,198,773 common shares issuable upon conversion of (i) 18,120,000 series A preferred shares held by IDG Technology Venture Investment III, L.P., (ii) 1,515,416 series B preferred shares held by IDG Technology Venture Investment III, L.P., (iii) 2,014,504 series B preferred shares held by IDG Technology Venture Investment IV, L.P., and (iv) 3,548,853 series E preferred shares held by IDG Technology Venture Investment V, L.P. We refer to IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment V, L.P., collectively as IDG Funds. IDG Technology Venture Investment III, L.P. is a limited partnership with IDG Technology Venture Investment III, LLC as its sole general partner. IDG Technology Venture Investment III, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment IV, L.P. is a limited partnership with IDG Technology Venture Investment IV, LLC as its sole general partner. IDG Technology Venture Investment IV, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment V, L.P. is a limited partnership with IDG Technology Venture Investment V, LLC as its sole general partner. IDG Technology Venture Investment V, LLC is a Delaware limited liability company controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. The business address of Mr. Zhou is c/o IDG Capital Partners, 6/F, COFCO Plaza, No. 8 Jianguomennei Avenue, Beijing 100005, China.

(10) Represents (i) 834,177 common shares, (ii) common shares issuable upon conversion of (a) 48,319 series A preferred shares, (b) 1,051,468 series A-1 preferred shares, (c) 1,289,310 series B preferred shares, (d) 8,391,850 series D preferred shares, as adjusted, and (e) 3,406,899 series E preferred shares issuable upon exercise of warrants held by Skyline Global Company Holdings Limited. Skyline Global Company Holdings Limited is 100% beneficially owned by Primavera Capital (Cayman) Fund I, L.P., which is controlled by its sole general partner, Primavera Capital (Cayman) GP1 L.P., a limited partnership organized under the laws of the Cayman Islands, which is in turn controlled by its sole general partner, Primavera (Cayman) GP1 Ltd ("PV GP1 Ltd"), an exempted company with limited liability incorporated under the laws of the Cayman Islands. Mr. Fred Zuliu Hu is the controlling shareholder of PV GP1 Ltd. The business address of Mr. Wang is 28/F, No. 28 Hennessy Road, Wanchai, Hong Kong.

(11) The business address of Mr. Hong is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th floor, Haidian District, Beijing, China.

(12) The business address of Mr. Wang is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th floor, Haidian District, Beijing, China.

(13) The business address of Dr. Hongjiang Zhang is Kingsoft Tower, No.33 Xiaoying West Road, Haidian District, Beijing, China.

(14) Represents 70,977,058 common shares issuable upon conversion of 70,977,058 series E preferred shares held by Xiaomi Ventures Limited. Xiaomi Ventures Limited is wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands. The business address of Xiaomi Ventures Limited is 68 Qinghe Middle Street WuCaiCheng Office Building, 12th Floor, Haidian District, Beijing, People's Republic of China.

(15) Represents 37,787,909 common shares issuable upon conversion of 34,757,081 series A-1 preferred shares and 3,030,828 series B preferred shares held by Morningside Technology Investments Limited, a company incorporated in British Virgin Islands. Morningside Technology Investments Limited is ultimately indirectly held under a trust for the benefit of Madam Chan Tan Ching Fen. The address of Morningside Technology Investments Limited is 2/F, Le Prince de Galles, 3-5 Avenue des Citronniers MC 98000.

(16) Represents 32,814,606 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust. The registered address of Vantage Point Global Limited is P.O. Box 438, Palm Grove House, Road Town, Tortola, British Virgin Islands.

(17) Represents 31,939,676 common shares issuable upon the conversion of 31,939,676 series E preferred shares held by King Venture Holdings Limited. King Venture Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands, and is wholly owned by Kingsoft Corporation Limited, a Cayman Islands company with its shares listed on the Hong

Kong Stock Exchange (Stock Code: 3888). The business address of King Venture Holdings Limited is Kingsoft Tower, No.33 Xiaoying West Road, Haidian District, Beijing, China.

(18) Represents 25,198,773 common shares issuable upon conversion of (i) 18,120,000 series A preferred shares and held by IDG Technology Venture Investment III, L.P., (ii) 1,515,416 series B preferred shares held by IDG Technology Venture Investment III, L.P., (iii) 2,014,504 series B preferred shares held by IDG Technology Venture Investment IV, L.P., and (iv) 3,548,853 series E preferred shares held by IDG Technology Venture Investment V, L.P.. IDG Technology Venture Investment III, L.P. is a limited partnership with IDG Technology Venture Investment III, LLC as its sole general partner. IDG Technology Venture Investment III, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment IV, L.P. is a limited partnership with IDG Technology Venture Investment IV, LLC as its sole general partner. IDG Technology Venture Investment IV, LLC is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. IDG Technology Venture Investment V, L.P. is a limited partnership with IDG Technology Venture Investment V, LLC as its sole general partner. The sole general partner is a Delaware limited liability company controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two managing members. The registered address of the IDG Funds is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, United States.

(19) Represents 14,155,917 common shares issuable upon conversion of (i) 13,561,368 series B preferred shares held by Ceyuan Ventures I, L.P. and (ii) 594,549 series B preferred shares held by Ceyuan Ventures Advisors Fund, LLC. The general partner of Ceyuan Ventures I, L.P. and the sole director of Ceyuan Ventures Advisors Fund, LLC is Ceyuan Ventures Management, LLC, a company incorporated in the Cayman Islands. Yanxi Holding Co., Ltd., Ceyuan Partners, Mr. Weiguo Zhao, Mr. John S. Wadsworth Jr., Mr. Bo Feng, Mr. Fisher Zhang, Heidi Van Horn Trust and NewMargin Fund Management Company Limited collectively hold 100% shares of Ceyuan Ventures Management, LLC. Mr. Ye Yuan has the sole voting and dispositive power over the shares held by Yanxi Holding Co., Ltd., Mr. Tao Feng has the sole voting and dispositive power over the shares held by NewMargin Fund Management Company Limited, and Mr. Christopher Wadsworth has the sole voting and dispositive power over shares held by Ceyuan Partners. The director of Ceyuan Ventures Management, LLC is Mr. Bo Feng. The registered address of Ceyuan Funds is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(20) Represents (i) 834,177 common shares, and (ii) common shares issuable upon conversion of (a) 48,319 series A preferred shares, (b) 1,051,468 series A-1 preferred shares, (c) 1,289,310 series B preferred shares, (d) 8,391,850 series D preferred shares, as adjusted, and (e) 3,406,899 series E preferred shares issuable upon exercise of warrants held by Skyline Global Company Holdings Limited. Skyline Global Company Holdings Limited is 100% beneficially owned by Primavera Capital (Cayman) Fund I, L.P., which is controlled by its sole general partner, Primavera Capital (Cayman) GP1 L.P., a limited partnership organized under the laws of the Cayman Islands, which is in turn controlled by its sole general partner, Primavera (Cayman) GP1 Ltd ("PV GP1 Ltd"), an exempted company with limited liability incorporated under the laws of the Cayman Islands. Mr. Fred Zuliu Hu is the controlling shareholder of PV GP1 Ltd. The business address of Skyline Global Company Holdings Limited is 28/F, 28 Hennessy Road, Wanchai, Hong Kong.

(21) Represents 13,133,952 common shares currently held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Hao Cheng through a family trust. The business address of Aiden & Jasmine Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding common shares are held by record holders in the United States, a total of 29,745,017 preferred shares are held by four record holders in the United States; the total number of shares held by these preferred shareholders represent 11.4% of our total outstanding shares on an as-converted basis. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. Except in connection with the reclassification of our common shares, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of share capital—History of securities issuances" for a description of issuances of our common shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

 Related party transactions

Contractual arrangements with our PRC variable interest entities and their shareholders

Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through a series of contractual arrangements with our variable interest entities and their shareholders in China. For a description of these contractual arrangements, see "Corporate history and structure."

Private Placements

See "Description of share capital—History of securities Issuances."

In relation to our series E preferred shares financing, Xiaomi Ventures has agreed to subscribe for up to US$50 million of ADSs in this offering, subject to the discretion of Xunlei Limited and the lead underwriters as to the amount of ADSs that Xiaomi Ventures will get in this offering, if any, provided that the ADSs subscribed by Xiaomi Ventures will not account for more than 30% the total ADSs being offered and sold in the offering. In the event that the lead underwriters allocate any number of ADSs to Xiaomi Ventures with a total purchase price of no greater than US$50 million within 30% of the total number of ADSs being offered and sold in this offering, Xiaomi Ventures will be obligated to purchase such ADSs at the initial public offering price no later than at the completion of this offering.

Within three months after the closing of the first tranche of series E preferred shares financing, Our co-founders and Mr. Peng Huang together with another officer have the right to purchase, or designate any third party to purchase, certain number of restricted shares of Xiaomi Corporation, the parent company of Xiaomi Ventures, under its equity incentive plan, with a total subscription consideration of not more than US$20 million, at a subscription price per share that reflects the valuation of Xiaomi Corporation being US$10 billion. As of the date of this prospectus, these individuals have not exercised their rights.

Repurchase of shares from existing shareholders

In April 2014, we repurchased shares from several existing shareholders. See "Description of share capital—History of securities Issuances."

Shareholders agreement

See "Description of share capital—Shareholders agreement."

Employment agreements

See "Management—Employment agreements."

Share incentives

See "Management—Share incentive plans."

In relation to our 2013 Plan and 2014 Plan, we have appointed Leading Advice Holdings Limited, or Leading Advice, as the administer of both plans before the completion of this offering. On behalf of us, Leading Advice executes actions based on our instruction to select the eligible grantees, to determine the number of awards and the conditions and provision of such awards, including but not limited to the vesting schedule and acceleration of the awards.

Leading Advice is not entitled to the following rights in relation to the shares registered under its name: (i) dividends, (ii) voting powers prior to vesting of relevant shares and (ii) transfer of the unvested portion of the awards or awards that have not been granted. In addition, upon the liquidation or the dissolution of Leading Advice or the expiration of the relevant plan, common shares not granted as awards shall be transferred back to us at no consideration. Shares not granted upon the closing of this offering will continue to be held by Leading Advice on behalf of us.

For the awards that have been granted and become vested, Leading Advice will solicit voting instructions from each grantee, and vote in accordance with such instructions. The grantees will be entitled to dividends and have the right to request Leading Advice to transfer vested awards to a transferee designated by the grantees.

Before the completion of this offering, we will have a right of first refusal with respect to any proposed transfer of vested restricted shares. After the completion of this offering, vested restricted shares may not be sold or transferred for a period of at least six months or a period of time as determined by the underwriter.

Advances extended to certain directors

We extended advances amounting to an aggregate of US$85,000 to Mr. Hao Cheng in 2013. These advances were used for general business purposes. As of the date of this prospectus, all the advances have been paid off.

All the advances to Mr. Hao Cheng were unsecured, interest-free and have no repayment terms.

Game sharing arrangement with Zhuhai Qianyou Technology, Co., Ltd.

In November 2011, we obtained an exclusive game operation right from Zhuhai Qianyou Technology, Co., Ltd., or Zhuhai Qianyou, our equity investee, which is specialized in developing online games. According to the agreement in relation to such game operation right that we entered into with Zhuhai Qianyou, we need to share revenues derived by the licensed games with Zhuhai Qianyou. In the years ended December 31, 2012 and 2013 and in the three months ended March 31, 2014, game sharing cost paid and payable to Zhuhai Qianyou was US$1.0 million, US$1.8 million and US$0.2 million, respectively. As of December 31, 2012 and 2013 and March 31, 2014, we had amounts of US$0.3 million, US$0.2 million and US$0.2 million, respectively, due to Zhuhai Qianyou.

Intellectual property framework agreement between Shenzhen Xunlei and Xunlei Computer

On December 24, 2013, Shenzhen Xunlei and Xunlei Computer entered into a technology development and software license framework agreement. The term of the agreement is two years from the date of its execution.

Under this framework agreement, Xunlei Computer provides Shenzhen Xunlei with technology development services according to Shenzhen Xunlei's business needs. Any new intellectual property resulting from the technology development services is owned by Xunlei Computer, and cannot be substituted or sub-licensed to any third party by Shenzhen Xunlei without the prior written consent of Xunlei Computer. During the term of the framework agreement, with respect to each technology development project, Shenzhen Xunlei and Xunlei Computer will separately sign technology development (services) agreements, which set out the specific terms and amount of consideration, all subject to the terms of the framework agreement.

In addition, under the framework agreement, Xunlei Computer grants Shenzhen Xunlei a non-exclusive and limited right to use certain specified proprietary software that Xunlei Computer owns. With respect to the licensing of each software, Shenzhen Xunlei and Xunlei Computer will separately sign software licensing agreements, which will set out the specific terms and the amount of licensing fee, all subject to the terms of the framework agreement.

In relation to cooperation under the framework agreement, Xunlei Computer and Shenzhen Xunlei entered into four agreements in 2013 for Xunlei Computer's technology development services and its software license and Giganology Shenzhen has agreed to the execution of these agreements and the relevant services and licenses between Xunlei Computer and Shenzhen Xunlei.

As of the date of this prospectus, the aggregate amount of the fees that have been paid by Shenzhen Xunlei to Xunlei Computer for its technology development services and the software license under the framework agreement is approximately RMB100 million (US$16.4 million).

Pre-installing Services Agreements with Xiaomi

Cooperation Framework Agreement    On August 1, 2013, we entered into a Cooperation Framework Agreement, or the Framework Agreement, with Xiaomi Technology to arrange for the pre-installation of our Xunlei Accelerator onto Xiaomi's set-top boxes. The Framework Agreement has a term of three years and there is no fee charged for such cooperation.

Xunlei Accelerator Mobile Pre-installing Services Agreement    On December 1, 2013, we entered into a Xunlei Accelerator Mobile Pre-installing Services Agreement, or the Pre-installing Services Agreement, with Beijing Xiaomi Mobile Software Company Limited, a Xiaomi group company. Through such cooperation, Xiaomi phones will be pre-installed with our mobile acceleration applications and Xiaomi phone users will have access to our acceleration services. The Pre-installing Services Agreement has a term of one year and there is no fee charged for the pre-installation. We have entered into other pre-installing agreements with other unrelated parties at no charge. As of the date of this prospectus, we have not installed our mobile acceleration applications onto any of Xiaomi phones.

In the first quarter of 2014, we received sales orders from Xiaomi Technology to provide online advertising services on our website. Our total advertising revenue from the orders was US$0.6 million. As of March 31, 2014, we had an amount of US$0.6 million receivable from Xiaomi Technology.

 Description of share capital

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is US$150,000 and consists of 351,981,289 common shares with a par value of US$0.00025 each and 248,018,711 preferred shares with a par value of US$0.00025 each, of which 26,416,560 preferred shares are designated as series A preferred shares, 36,400,000 preferred shares are designated as series A-1 preferred shares, 30,308,284 preferred shares are designated as Series B preferred shares, 5,728,264 preferred shares are designated as series C preferred shares, 18,000,000 preferred shares are designated as series D preferred shares and 131,165,603 preferred shares are designated as series E preferred shares. As of the date of this prospectus, 70,051,879 common shares, 25,939,380 series A preferred shares, 35,808,549 series A-1 preferred shares, 26,552,219 series B preferred shares, 5,728,264 series C preferred shares, 6,771,454 series D preferred shares and 110,014,440 series E preferred shares are issued and outstanding. All our issued and outstanding common shares and preferred shares are fully paid. We will adopt a dual class common share structure immediately upon the completion of this offering. Immediately upon the completion of this offering, there will be                           Class B common shares outstanding, representing                           % of the total outstanding share capital and                           % of the total voting power immediately after the completion of this offering (assuming the underwriters do not exercise the over-allotment option).

On                                        , we adopted our eighth amended and restated memorandum of association and seventh amended and restated articles of association, or memorandum and articles of association, which will become effective upon the completion of this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. This summary is not complete, and you should read the form of our memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Exempted company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•
an exempted company is not required to open its register of members for inspection;

•
an exempted company does not have to hold an annual general meeting;

•
an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
an exempted company may register as a limited duration company; and

•
an exempted company may register as a segregated portfolio company.

Common shares

General.    Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. We will issue non-negotiable shares and not bearer or negotiable shares.

Register of members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)
the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)
the date on which the name of any person was entered on the register as a member; and

(c)
the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be updated promptly thereafter to reflect the issue of shares by us to whoever has subscribed to be a member in connection with this offering and will be updated upon subsequent transfers of our shares. Once the register of members of our company has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. There is no requirement under Cayman Islands laws for the register of members to be filed with the Cayman Islands Companies Registrar.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends.    The holders of our common shares are entitled to such dividends as may be declared by our board of directors, which is subject to the approval by the holders of the number of common shares representing a majority of the aggregate voting power of all outstanding shares and the approval of the holders of a majority of the total outstanding Class A common shares (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Conversion.    Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

Voting rights.    Each holder of Class A common shares is entitled to one vote and each Class B common share is entitled to                                        votes.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than fifty percent of the total voting power of the company. Shareholders' meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of the total voting power of the company. Advance notice of at least seven calendar days is required for the convening of shareholders' meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of at least two-thirds of the votes attaching to the common shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the common shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital and dividing all or any of our share capital into shares of larger amount than our existing shares, and cancelling any authorized but unissued shares.

Transfer of shares.    Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board may decline to register any transfer of any common share which is not paid up or on which we have a lien. Our board may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of share; (c) the instrument of transfer is properly stamped (in circumstances where stamping is required); (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares transferred are free of any lien in favor of us; and (f) a fee of such maximum sum as the

[NYSE/NASDAQ Global Market] may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed among the holders of common shares on a pro rata basis. If our assets available for distribution are insufficient to pay all of the paid up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a "limited liability" company formed under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on shares and forfeiture of shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares.    If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Inspection of books and records.    Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See "Where you can find additional information."

History of securities issuances

The following is a summary of our securities issuance during the past three years:

Option grants.    We granted options to purchase our common shares to certain of our directors, executive officers and employees and consultants under our 2010 Plan, for their past and future services. For details, see "Management—Share incentive plans." In addition, we granted an option to purchase 4,205,100 common shares to each of our co-founders, Mr. Sean Shenglong Zou and Mr. Hao Cheng, in 2006 and issued the equivalent number of common shares to Vantage Point Global Limited, a British Virgin Islands company beneficially owned by Mr. Zou, and Aiden & Jasmine Limited, a British Virgin Islands company beneficially owned by Mr. Cheng, in April 2011 upon the founders' exercise of their fully vested options.

Share Split.    On January 21, 2011, we effected a 4-for-1 share split. As a result of the share split, the par value of USD$0.001 per share was changed to USD$0.00025 per share. The share split has been retroactively reflected for all periods presented in this prospectus.

Repurchase of common shares.    In April 2011, we repurchased 28,033,976 common shares from Aiden & Jasmine Limited and 28,033,976 common shares from Vantage Point Global Limited for a consideration of the par value of $0.00025 per share. The repurchases were completed in order to cancel the total of 56,067,952 common shares that were held as treasury shares since September 2005 following the forfeiture of those shares from our two founders.

Series C preferred shares.    In April 2011, we issued and sold 5,728,264 series C preferred shares to two series C investors, RW Investments LLC and CRP Holdings Limited, for a total consideration of US$30.0 million, which were paid in full.

Series D preferred shares and warrants to purchase series D preferred shares.    In February and March 2012, we issued and sold 9,310,749 and 1,269,648 series D preferred shares, respectively, to Skyline Global Company Holdings Limited, or Skyline, for a total consideration of US$37.5 million. In relation to the issuance of series D preferred shares, we adjusted the conversion price for the series C preferred shares from US$5.24 per share to US$4.14 per share while other terms of the series C preferred shares remain unchanged. In connection with our series D preferred shares, we also granted and issued warrants to Skyline to purchase 1,952,663 and 266,272 series D preferred shares in our company at US$3.38 per share in February and March 2012, respectively. Each warrant had a term of two years starting from the date of grant. The two warrants expired in February and March 2014, respectively.

Series E preferred shares and warrants to purchase series E shares

A. First tranche of Series E preferred shares.    In March 2014, we completed the first tranche of series E preferred shares financing with Xiaomi Ventures, pursuant to which Xiaomi Ventures subscribed for 70,975,491 series E preferred shares for a total purchase price of US$200 million, or US$2.81787412 per share. Furthermore, Xiaomi Ventures or its designee has the right to subscribe for additional series E preferred shares for a total consideration of US$100 million within three months after the closing of the first tranche of series E preferred shares financing. With our subsequent adjustment of Xiaomi's subscription price per share in relation to the second tranche of series E preferred shares, on April 24, 2014, we issued and sold additional

1,567 series E preferred shares to Xiaomi Ventures. In addition, the issuance of series E preferred shares triggered the anti-dilution rights of series C preferred shares held by CRP Holdings Limited and series D preferred shares held by Skyline pursuant to our then effective memorandum and articles of association. As a result, we adjusted the conversion price of the series C preferred shares held by CRP Holdings Limited from US$4.14 to US$3.64141727, and the conversion price of series D preferred shares held by Skyline from US$3.544 to US$2.86129657.

B. Second tranche of series E preferred shares.    On April 24, 2014, we completed the second tranche of series E preferred shares, in which we issued and sold 31,939,676, 3,233,399, 315,454 and 3,548,853 series E preferred shares, respectively, to King Venture, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., for a total purchase price of US$110 million, or US$2.81781192 per share. Upon the completion of the second tranche of series E preferred shares financing, the subscription for additional series E preferred shares upon exercise of subscription rights by Xiaomi Ventures or its designee were deemed to have been consummated simutaneously and according to our then effective memorandum and articles of association, we further adjusted the conversion price of the series C preferred shares held by CRP Holdings Limited to US$3.63116696 and the conversion price of series D preferred shares held by Skyline to US$2.85991759. As a result of such adjustment and our repurchase of 3,808,943 series D preferred shares from Skyline on April 15, 2014, we will issue 165,236 and 8,391,850 common shares upon conversion of 114,565 series C preferred shares held by CRP Holdings Limited and 6,771,454 series D preferred shares held by Skyline.

C. Warrants to purchase series E preferred shares

Concurrent with the closing of the first tranche of series E preferred shares, we issued warrants to Xiaomi Ventures with an exercise price of US$2.81787412 per share. Xiaomi Ventures was entitled to subscribe for up to 17,743,873 series E preferred shares upon exercise of the warrants. If we are unable to complete this offering by December 31, 2014, then such warrants are exercisable at Xiaomi Ventures' option starting from January 1, 2015 and ending on March 1, 2015. We also issued warrants to Skyline, with an exercise price of US$2.81787412 per share. Skyline was entitled to subscribe for up to 3,406,824 series E preferred shares upon its exercise of the warrants. Such warrants are exercisable at Skyline's option no later than the pricing date of this offering or March 1, 2015, whichever is earlier. Subsequently, with our adjustment of the share purchase price in the second tranche of series E preferred shares, upon the completion of the second tranche on April 24, 2014, the maximum number of series E preferred shares upon Xiaomi Ventures' exercise of the warrants was increased to 17,744,264 shares with an exercise price of US$2.81781192 per share and the maximum number of series E preferred share upon Skyline's exercise of the warrants was increased to 3,406,899 shares with an exercise price US$2.81781192 per share.

Repurchase of our common and preferred shares

Repurchase from Skyline.    In connection with our series E preferred shares financing, on April 15, 2014, we repurchased from Skyline 469,225 common shares, 27,180 series A preferred shares, 591,451 series A-1 preferred shares, 725,237 series B preferred shares and 3,808,943 series D preferred shares for a total consideration of US$24,275,665.3.

Repurchase of shares from shareholders.    On April 24, 2014, we repurchased from our existing shareholders a total of 17,676,240 common shares on an as-converted basis, including 10,334,679 common shares from Vantage Point Global Limited, 3,860,733 common shares from Aiden & Jasmine Limited, 450,000 series A preferred shares from Bright Access International Limited, 2,921,868 series B preferred shares from Fidelity Asia Ventures Fund L.P., and 108,960 series B preferred shares from Fidelity Asia Principals Fund L.P., for a total consideration of US$49,808,318.63. We transferred a total of 14,195,412 repurchased common shares to Leading Advice Holdings Limited for future issuance of restricted shares under our 2014 Plan and cancelled the remaining repurchased shares on the same date.

Grant of incentive awards.    In November 2013 and April 2014, we issued 9,073,732 common shares and transferred 14,195,412 common shares, respectively, to Leading Advice Holdings Limited, a BVI company designated by our founders, which acts as the administrator of our 2013 plan and 2014 Plan prior to the completion of this offering. As of the date of this prospectus, we have awarded certain number of restricted shares to our executive officers and other employees under the 2013 Plan. See "Management—Share Incentive Plans" for more details.

Shareholders agreement

In connection with the issuance of our series E preferred shares, we entered into a seventh amended and restated shareholders agreement in April 2014 with our shareholders and relevant parties therein. Pursuant to this seventh amended and restated shareholders agreement, our existing series D preferred shareholder is entitled to designate and remove one voting director of the board as long as the aggregate number of shares this shareholder has transferred (less the aggregate number of shares this shareholder has acquired) divided by 15,616,764 is less than or equal to 36.3%. In addition, for so long as Xiaomi Ventures continues to hold any series E preferred shares, Xiaomi Ventures is entitled to designate and remove two voting directors of the board. For so long as Kingsoft Venture continues to hold any series E preferred shares, Kingsoft Venture is entitled to designate and remove one voting director of the board. For so long as Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and Morningside Technology Investments Limited, collectively as Morningside Funds, continue to hold an aggregate of 12% of the shares of our issued shares or any series E preferred shares. Morningside Funds are entitled to designate and remove one voting director of the board. For as long as IDG Funds do not transfer any of the shares they hold as the date of April 24, 2014, IDG Funds are entitled to designate and remove one voting director of the board. For so long as our co-founders together continue to hold, directly and indirectly, at least 5% of the issued shares, Mr. Sean Shenglong Zou is entitled to appoint and remove two voting directors of the board and Mr. Hao Cheng is entitled to appoint and remove one voting director of the board. Under the shareholders agreement and our seventh amended and restated memorandum of association and sixth amended and restated articles of association, our series A, series A-1, series B, series C, series D and series E preferred shareholders are also entitled to registration rights and certain preferential rights, including right of first refusal, right of co-sale, right of first offer and drag-along rights. Except for the registration rights, all preferred shareholders' rights will automatically terminate upon the completion of this offering. Additionally, the co-founders have agreed to the transfer restrictions imposed on an aggregate number of 39,934,162 restricted shares beneficially owned by the co-founders. Accordingly, the co-founders are unable to transfer the relevant shares to any third party until April 24, 2019 or April 24, 2018, as the case may be.

Registration rights

Pursuant to our seventh amended and restated shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand registration rights.    At any time following the completion of this offering or the fourth anniversary of April 24, 2014, whichever is earlier, upon a written request from the holders of at least 30% of the registrable securities then outstanding, we shall file a registration statement covering the offer and sale of the registrable securities. Registrable securities include our common shares issued or issuable upon conversion of the preferred shares provided that, with respect to demand registration right, registrable securities exclude common shares issued or issuable upon conversion of the series C preferred shares. However, we are not obligated to proceed with a demand registration if (i) such registration is in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless we already are subject to service in such jurisdiction and except as may be required by the Securities Act; (ii) we have already effected three demand registrations; (iii) such registration is during the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of a registration initiated by us, provided that we are actively employing in good faith all reasonable efforts to cause such registration statements to become effective; (iv) the initiating holders (defined in the shareholders agreement) propose to dispose of registrable securities which may be immediately registered on Form F-3 pursuant to a request from other holders of registrable shares; (v) initiating holders do not request that such offering be firmly underwritten by underwriters selected by the initiating holders or (vi) if we and the initiating holders are unable to obtain the commitment of the underwriter described in clause (v) above to firmly underwrite the offer. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities other than pursuant to registration statement relating to any employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations; for example, the number of shares that may be included in the registration and the underwriting shall be allocated first to us and then to the series E, series D, series C, series B and series A-1 preferred shareholders in turn.

Form F-3 registration rights.    When we are eligible for registration on Form F-3, holders of at least 30% of the registrable securities then outstanding will have the right to request that we file registration statements on Form F-3 covering the offer and sale of their securities. A Form F-3 registration shall not be deemed to be a demand registration.

We are not obligated to effect a Form F-3 registration, among other things, if (1) we have already effected a registration under the Securities Act within the six months period preceding the date of such request, other than a registration from which the registrable securities of the holders have been excluded, or (2) the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of registration.    We will pay all expenses relating to any demand, piggyback, or Form F-3 registration, other than underwriting commissions and discounts.

Termination of obligations.    Our obligations with respect to the piggyback registration rights shall terminate on the fifth anniversary of the completion of this offering. Our obligations with respect to the demand registration rights or the Form F-3 registration rights shall terminate on the fifth anniversary of the completion of this offering. In addition, we shall have no obligation to effect any demand, or Form F-3 registration if, in the opinion of our counsel, all registrable securities may be sold at that time without registration pursuant to Rule 144 under the Securities Act.

Differences in corporate law

The Companies Law of the Cayman Islands is modeled after that of the English Companies legislation but does not follow recent English statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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the statutory provisions as to majority vote have been met;

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the shareholders have been fairly represented at the meeting in question;

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the arrangement is such that a businessman would reasonably approve; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits.    In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts ordinarily would be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a representative action against, or derivative actions in the name of, our company to challenge:

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an act which is illegal or ultra vires;

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an irregularity in the passing of a resolution which requires a qualified (or special) majority; and

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an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we shall indemnify each of our directors and officers of our company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, otherwise than by reason of his own dishonesty, actual fraud or willful default, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

General meetings and shareholder proposals.    Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our memorandum and articles of association allow our shareholders holding not less than one-third of our voting share capital to requisition a general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the rules of the [NYSE/NASDAQ Global Market].

Description of American Depositary Shares

             has agreed to act as the depositary for the American Depositary Shares.             's depositary offices are located at             . American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is             .

We have appointed             as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-             when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive                            Class A common shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A common shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of

ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date (which will be set as close as possible to the record date of the Class A common shares).

Distributions of cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of shares

Whenever we make a free distribution of Class A common shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A common shares deposited or modify the ADS-to-Class A common share ratio, in which case each ADS you hold will represent rights and interests in the additional Class A common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A common share ratio upon a distribution of Class A common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of rights

Whenever we intend to distribute rights to purchase additional Class A common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Class A common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

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We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

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We fail to deliver satisfactory documents to the depositary; or

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It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of Class A common shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other distributions

Whenever we intend to distribute property other than cash, Class A common shares or rights to purchase additional Class A common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

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We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

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We do not deliver satisfactory documents to the depositary; or

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The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes affecting Class A common shares

The Class A common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Class A common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Class A common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon deposit of Class A common shares

Upon completion of this offering, the Class A common shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the depositary may create ADSs on your behalf if you or your broker deposit Class A common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A common shares to the custodian. Your ability to deposit Class A common shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

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The Class A common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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All preemptive (and similar) rights, if any, with respect to such Class A common shares have been validly waived or exercised.

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You are duly authorized to deposit the Class A common shares.

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The Class A common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the

  ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

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The Class A common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, combination and split up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

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ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

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provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

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provide any transfer stamps required by the State of New York or the United States; and

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pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of shares upon cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A common shares at the custodian's offices. Your ability to withdraw the Class A common shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the Class A common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

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Temporary delays that may arise because (i) the transfer books for the Class A common shares or ADSs are closed, or (ii) Class A common shares are immobilized on account of a shareholders' meeting or a payment of dividends.

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Obligations to pay fees, taxes and similar charges.

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Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A common shares represented by your ADSs. The voting rights of holders of Class A common shares are described in the Section entitled "Description of share capital—Voting rights."

As soon as practicable, after receipt of notice by the depositary at least thirty (30) days prior to a shareholders meeting or the voting deadline for a consent or solicitation of proxies, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders' meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the Class A common shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders' meeting by show of hands, the depositary bank will instruct the custodian to vote all Class A common shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders' meeting by poll, the depositary bank will instruct the custodian to vote the Class A common shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, Class A common shares in respect of which no timely voting instructions have been received from ADS holders and provided that the depositary received notice of the meeting or solicitation of vote at least 30 days prior to such meeting or vote, such ADS holder will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by the Company to vote the Class A common shares represented by such ADSs. No discretionary proxy will be given with respect to any matter as to which the Company informs the Depositary that the Company does not wish such proxy to be given, and no discretionary proxy will be given (x) with respect to any matter as to which the Company informs the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be adversely affected and (y) in the event the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

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Fees for the transfer and registration of Class A common shares charged by the registrar and transfer agent for the Class A common shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A common shares).

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Expenses incurred for converting foreign currency into U.S. dollars.

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Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities (i.e., when Class A common shares are deposited or withdrawn from deposit).

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Fees and expenses incurred in connection with the delivery or servicing of Class A common shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on obligations and liabilities

The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

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We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A common shares, for the validity or worth of the Class A common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

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We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

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We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

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We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Class A common shares but is not, under the terms of the deposit agreement, made available to you.

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We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

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We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-release transactions

Subject to certain terms and conditions, the depositary may issue to broker/dealers ADSs before receiving a deposit of common shares. These transactions are commonly referred to as "pre-release transactions," and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign currency conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

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Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

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Distribute the foreign currency to holders for whom the distribution is lawful and practical.

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Hold the foreign currency (without liability for interest) for the applicable holders.

Shares eligible for future sale

Upon completion of this offering, we will have                           ADSs outstanding, representing approximately             % of our outstanding common shares, which (i) assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while application has been made for the ADSs to be listed on the [NYSE/NASDAQ Global Market], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-up agreements

Each of [the selling shareholders,] our directors, executive officers, our other existing shareholders and the holders of [most of the options] to purchase our common shares has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our common shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our common shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the common shares or ADSs held by [the selling shareholders,] our directors, executive officers, our existing shareholders and option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

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1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately                            common shares immediately after this offering; or

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the average weekly trading volume of our common shares in the form of ADSs or otherwise, on the [NYSE/NASDAQ Global Market], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such common shares 90 days after we became a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of share capital—Registration rights."

 Taxation

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel; and to the extent it relates to PRC tax law, it represents the opinion of Zhong Lun Law Firm, our special PRC counsel.

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China taxation

Under the PRC EIT Law, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by PRC resident enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. We do not believe we would be treated as a "resident enterprise" for PRC tax purposes even if the criteria for "de facto management body" as set forth in the circular mentioned above were deemed applicable to us. See "Risk factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC EIT Law, which may have a material adverse effect on our results of operations." However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-resident enterprise shareholders, including the holders of our ADSs and non-resident enterprise holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or common shares. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty).

If we are deemed to be a PRC resident enterprise and our non-resident enterprise shareholders (including our ADS holders) are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to non-resident enterprise shareholders and file a report to the competent tax authorities. Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholders must pay the tax due to the applicable tax authorities within seven days after the payment is made or due. We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax in order to comply with the above requirements. It is not clear who the withholding agent would be if tax is due on capital gains. In the event that we or our non-resident enterprise shareholders (including our ADS holders) fail to comply with the above procedures, we or our non-resident enterprise shareholders (including our ADS holders) may be ordered to rectify the non-compliance or be subject to a fine of no more than RMB10,000. Failure by us to withhold the income tax fully and timely may result in a fine of 50% to three times of the unpaid tax and failure by our ADS holders to pay the tax fully and timely may result in late payment penalties, or a fine of 50% to three times of the unpaid tax.

In addition, if we are treated as a PRC resident enterprise for enterprise income tax purposes, we may be eligible for the benefits of the income tax treaty between the PRC and other jurisdictions in which we may derive income, such as the United States. However, if we are treated as a PRC resident enterprise, we do not expect to withhold at treaty rates if any withholding is required on dividends we pay to our non-resident shareholders (including our ADS holders) notwithstanding such holders may be eligible for the income tax treaty between their resident jurisdictions and the PRC. The United States—PRC tax treaty generally limits PRC withholding on dividends to a rate of 10%. Investors should consult their tax advisors regarding the availability of treaty benefits and the procedure for claiming a refund, if any.

If we are not deemed a PRC resident enterprise, no PRC income tax will be withheld from dividends distributed by us and no PRC income tax will be payable on gains realized from the sale or other disposition of our shares or ADSs by the non-resident holders of our shares or ADSs.

United States federal income tax considerations

The following discussion is a summary of the United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires our ADSs in the offering and holds our ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, except to the extent described below, this discussion does not discuss any state, local, alternative minimum tax, non-United States tax considerations, or the Medicare tax. U.S. Holders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

General

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or common shares and partners in such partnerships are urged to consult their tax advisors regarding an investment in our ADSs or common shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a "pre-release transaction"), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate

U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a "passive foreign investment company", or "PFIC", for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company's unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat Shenzhen Xunlei as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity's operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of Shenzhen Xunlei for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and any subsequent taxable year.

We currently hold, and may continue to hold, a substantial amount of cash. As cash is treated as a passive asset, there is a significant risk that we will become a PFIC for the current or future taxable years. The determination of whether we are a PFIC for any particular year will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs from time-to-time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and cash (including the cash raised in this offering). Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Although we believe that our classification methodology and valuation approach is reasonable, it is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being classified as a PFIC for the current or future taxable years.

It is also possible that we may be or become a PFIC in the current or any future taxable due to changes in our asset or income composition, which will be affected by how, and how quickly, we use our liquid assets and cash (including the cash raised in this offering). In addition, the IRS may challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our becoming classified as a PFIC in the current or future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. Holder makes a taxable "deemed sale" election that may allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances.

Because PFIC status is a factual determination made annually, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. The discussion below under "Dividends" and "Sale or other disposition of ADSs or common shares" is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under "Passive foreign investment company rules."

Dividends

Subject to the discussion below under "Passive foreign investment company rules," any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the [NYSE/NASDAQ Global Market]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our common shares or ADSs. Each non-corporate U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares and ADSs. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as passive income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or other disposition of ADSs or common shares

Subject to the discussion below under "Passive foreign investment company rules," a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations. In the event that gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. Holders are advised to consult its tax advisors regarding the tax consequences if a PRC tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstance, a pledge, of ADSs or common shares. Under the PFIC rules:

•
the excess distribution and/or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or common shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•
an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries or VIE entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries or VIE entities.

As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the [NYSE/Nasdaq Global Market]. In addition, we do not expect that holders of common shares that are not represented by ADSs will be eligible to make a mark-to-market election. Our ADSs may be regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder generally will be required to file annual reports with the IRS. U.S. Holders are advised to consult their tax advisors concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information reporting and backup withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or common shares, if such ADSs or ordinary shares are not held on their behalf by a U.S. financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

 Underwriting

We [and the selling shareholders] are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Stifel, Nicolaus and Company, Incorporated are acting as the joint book-running managers of the offering and J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as the representatives of the underwriters. We [and the selling shareholders] have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we [and the selling shareholders] have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Stifel, Nicolaus and Company, Incorporated
Oppenheimer & Co. Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are committed to purchase all the ADSs offered by us [and the selling shareholders] if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                                        per ADSs. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$                                        per ADSs from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                                        additiona l ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

[At our request, the underwriters have reserved up to                           % of the ADSs for sale at the initial public offering price to persons we designate who are directors, officers, employees, consultants, associates and other persons having a relationship with us through a directed share program, subject to the terms of the underwriting agreement, the applicable rules, regulations and interpretations of the Financial Industry Regulatory Authority and all other applicable laws, rules and regulations. We will pay all fees and expenses incurred by the underwriters in connection with offering the ADSs through the directed share program. Any sales made through the directed share program will be made by                           . The number of ADSs available for sale to the general public will be reduced by the number of directed ADSs purchased by participants in the program. The underwriters may offer any ADSs not purchased by participants in the directed share program to the general public on the same basis as the other ADSs being sold hereunder. We have agreed to indemnify                           against certain losses, expenses and liabilities that it incurs in connection with the directed share program, including indemnification for any losses arising from the failure of any directed share program participant to pay for shares that it agreed to purchase through the directed share program.]

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$                                        per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Without over-allotment exercise	With full over-allotment exercise

Per ADS	US$	US$

Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$                                        . The underwriters have agreed to reimburse a portion of our expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) issue, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any common shares or ADSs, or any securities convertible into or exercisable or exchangeable for common shares or ADSs, (ii) file, or announce the intention to file, any registration statement with respect to any common shares or ADSs, or any securities convertible into or exercisable or exchangeable for common shares or ADSs, or (iii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or ADSs (regardless of whether any of these transactions are to be settled by the delivery of common shares or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than (A) the ADSs to be sold hereunder and the Class A common shares represented by such ADSs, (B) grants of employee share options, restricted shares or other equity incentives pursuant to our Share Incentive Plan existing on the date of this prospectus, which are described under "Management—Share Incentive Plans," and (C) issuances of Class A common shares upon the exercise of options granted under such Share Incentive Plan. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event.

Our directors and executive officers, existing shareholders and holders of [most of the options] to purchase our common shares have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs (including without limitation, common shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the United States Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs (regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or ADSs or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, except (A) the ADSs and the Class A common shares represented by such ADSs to be sold by such person as a selling shareholder, if any, and (B) under certain circumstances including, without limitation to, transfers pursuant to gifts, dispositions and by will or intestacy where each transferee signs and delivers a lock-up agreement. Furthermore, all of our directors, executive officers, shareholders and holders of the options to purchase our common shares are restricted by our agreement with the depositary from depositing common shares in our ADS facility or having new ADSs issued to them during the "lock-up" period, unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event.

We [and the selling shareholders] have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied for listing of our ADSs on the [NYSE/NASDAQ Global Market] under the symbol "XNET."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the [NYSE/NASDAQ Global Market], in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock or ADSs of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the European Union Prospectus Directive, or a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a)
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

(d)
in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measures in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the ADSs are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the ADSs may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

  (ii)
  a "sophisticated investor" under section 708(8)I or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)I(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

  (iii)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act,

    and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

  (b)
  you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares in the Cayman Islands.

Notice to Prospective Investors in United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Winding Up and Miscellaneous Provision) Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provision) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)
a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(i)
to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(ii)
where no consideration is or will be given for the transfer; or

(iii)
where the transfer is by operation of law.

Expenses relating to this offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE/NASDAQ Global Market] listing fee, all amounts are estimates.

SEC Registration Fee	US$
[NYSE/NASDAQ Global Market] Listing Fee
FINRA Filing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

 Legal matters

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

 Experts

The consolidated financial statements as of December 31, 2012 and 2013 for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers are located at 22/F, Prince's Building, Central, Hong Kong.

 Where you can find additional information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying common shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon effectiveness of the registration statement to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our common shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC's website at www.sec.gov.

 Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Xunlei Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Xunlei Limited and its subsidiaries (collectively, the "Group") at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Hong Kong
March 21, 2014

Xunlei Limited
Consolidated balance sheets

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2012	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	3	81,906	93,906
Short-term investments	4	6,523	40,993
Accounts receivable, net	5	51,602	35,275
Deferred tax assets	20	874	1,185
Due from related parties	19	—	85
Prepayments and other current assets	6	6,435	6,319
Copyrights related to content, current portion	8	16,490	16,018

Total current assets		163,830	193,781

Non-current assets:
Long-term investments	9	1,488	2,949
Deferred tax assets	20	7,912	9,430
Property and equipment, net	7	14,615	20,208
Intangible assets, net	8	10,667	11,958
Prepayments for content copyrights	6	3,393	3,149
Other long-term prepayments and receivables	6	299	2,928

Total assets		202,204	244,403

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD 36,896 and USD 62,603 as of December 31, 2012 and 2013, respectively)		31,834	39,820
Due to a related party (including due to a related party of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD 313 and USD 225 as of December 31, 2012 and 2013, respectively)	19	313	225

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2012	December 31, 2013

Deferred revenue, current portion (including deferred revenue, current portion of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD 16,117 and USD 29,352 as of December 31, 2012 and 2013, respectively)	10	16,117	29,352
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD 2,372 and USD 2,581 as of December 31, 2012 and 2013, respectively)		2,372	2,581
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD 36,576 and USD 49,265 as of December 31, 2012 and 2013, respectively)	12	28,908	33,407

		79,544	105,385

Liabilities
Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue, non-current portion of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD 2,071 and USD 2,610 as of December 31, 2012 and 2013, respectively)	10	2,071	2,610
Deferred government grant (including deferred government grant of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD 5,193 and USD 6,580 as of December 31, 2012 and 2013, respectively)	2(v)	5,193	6,580

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2012	December 31, 2013

Deferred tax liability, non-current portion (including deferred tax liability, non-current of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD nil as of December 31, 2012 and 2013, respectively)	20	7,361	8,074
Warrants liabilities (including warrants liabilities of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of USD nil as of December 31, 2012 and 2013, respectively)	13	3,717	2,186

Total liabilities		97,886	124,835

Commitments and contingencies	23
Mezzanine equity
Series D convertible redeemable preferred shares USD 0.00025 par value, 18,000,000 shares authorized, 10,580,397 shares issued and outstanding as at December 31, 2012 and 2013; aggregate redemption value of USD 51,018 as of December 31, 2012 and 2013	13	35,990	40,290
Equity
Series C convertible non-redeemable preferred shares USD0.00025 par value, 5,728,264 shares authorized, 5,728,264 shares issued and outstanding as at December 31, 2012 and 2013	15	1	1
Series B convertible non-redeemable preferred shares USD0.00025 par value, 30,308,284 shares authorized, 30,308,284 shares issued and outstanding as at December 31, 2012 and 2013	15	8	8

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2012	December 31, 2013

Series A-1 convertible non-redeemable preferred shares USD0.00025 par value, 36,400,000 shares authorized, 36,400,000 shares issued and outstanding as at December 31, 2012 and 2013	15	9	9
Series A convertible non-redeemable preferred shares USD0.00025 par value, 27,932,000 shares authorized, 26,416,560 shares issued and outstanding as at December 31, 2012 and 2013	15	7	7
Common shares USD0.00025 par value, 195,504,449 shares authorized, 61,447,372 shares issued and outstanding as at December 31, 2012 and 70,521,104 shares issued and 61,447,372 shares outstanding as at December 31, 2013	14	15	15
Additional paid-in-capital		59,540	61,634
Accumulated other comprehensive income		3,235	6,003
Statutory reserves		3,142	4,478
Treasury shares 9,073,732 shares as at December 31, 2013	14	—	2
Retained earnings		2,011	7,037

Total Xunlei Limited's shareholders' equity		67,968	79,194

Non-controlling interest	16	360	84

Total liabilities, mezzanine equity and shareholders' equity		202,204	244,403

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited
Consolidated statements of comprehensive income

		Years ended December 31,
(Amounts expressed in thousands of USD, except for number of shares and per share data)
	Note	2011	2012	2013

Revenues, net of rebates and discounts	2(n)	87,471	148,200	180,244
Business taxes and surcharges		(5,569)	(7,679)	(5,650)

Net revenues		81,902	140,521	174,594
Cost of revenues	12	(48,068)	(84,012)	(93,260)

Gross profit		33,834	56,509	81,334
Operating expenses
Research and development expenses		(12,142)	(20,357)	(28,832)
Sales and marketing expenses		(10,966)	(20,219)	(26,610)
General and administrative expenses		(18,601)	(18,474)	(23,073)

Total operating expenses		(41,709)	(59,050)	(78,515)

Net gain from exchanges of content copyrights	2(o)	4,742	4,666	1,020

Operating (loss) / income		(3,133)	2,125	3,839

Interest income		270	1,377	1,189
Interest expense		(339)	(1,400)	—
Other income, net	22	1,415	564	4,679
Shares of (loss) /income from an equity investee		(7)	(45)	25

(Loss) / income before income tax		(1,794)	2,621	9,732
Income tax benefit / (expense)	20	1,783	(2,239)	647

Net (loss) / income		(11)	382	10,379
Less: net loss attributable to the non-controlling interest		(1)	(121)	(283)

Net (loss) / income attributable to Xunlei Limited		(10)	503	10,662
Allocation of net income to participating preferred shareholders		—	—	(4,094)
Beneficial conversion feature of Series C convertible preferred shares from their modifications	15	—	(286)	—
Deemed contribution from Series C preferred shareholders	15	—	2,979	—
Accretion to convertible redeemable preferred shares redemption value	13	—	(3,509)	(4,300)

Net (loss) / income attributable to Xunlei Limited's common shareholders		(10)	(313)	2,268

Net (loss) / income		(11)	382	10,379
Other comprehensive income: Foreign currency translation adjustment, net of tax		1,517	490	2,775

Total comprehensive income		1,506	872	13,154

Less: comprehensive income / (loss) attributable to non-controlling interest shareholders		22	(120)	(276)

Comprehensive income attributable to Xunlei Limited		1,484	992	13,430
Basic net (loss) / income per share attributable to Xunlei Limited's common shareholders	18	(0.00)	(0.01)	0.04
Weighted average number of common shares outstanding—basic	18	59,143,208	61,447,372	61,447,372
Diluted net (loss) / income per share attributable to Xunlei Limited's common shareholders	18	(0.00)	(0.01)	0.01
Weighted average number of common shares outstanding—diluted	18	59,143,208	61,447,372	76,065,898

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited
Consolidated statements of changes in shareholders' equity

					Series A-1 convertible non-redeemable preferred shares
(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred shares				Series A convertible non-redeemable preferred shares
									Common shares		Treasury stock		Additional paid-in capital			Accumulated other comprehensive income	Total shareholders' equity
														Retained earnings	Statutory reserves			Non-controlling interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2010	—	—	30,308,284	8	36,400,000	9	26,416,560	7	53,037,172	13	—	—	28,538	3,922	1,554	1,252	35,303	458
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,099	—	—	—	2,099	—
Issuance of shares	5,728,264	1	—	—	—	—	—	—	—	—	—	—	29,365	—	—	—	29,366	—
Exercise of share options	—	—	—	—	—	—	—	—	8,410,200	2	—	—	(2)	—	—	—	—	—
Statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,588)	1,588	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(10)	—	—	(10)	(1)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,494	1,494	23

Balance at December 31, 2011	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	60,000	2,324	3,142	2,746	68,252	480
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,233	—	—	—	2,233	—
Beneficial conversion feature of Series C convertible preferred shares from their modifications	—	—	—	—	—	—	—	—	—	—	—	—	286	(286)	—	—	—	—
Deemed contribution from Series C preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(2,979)	2,979	—	—	—	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,509)	—	—	(3,509)	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	503	—	—	503	(121)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	489	489	1

Balance at December 31, 2012	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	59,540	2,011	3,142	3,235	67,968	360

Issuance of common shares	—	—	—	—	—	—	—	—	—	—	9,073,732	2	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,096	—	—	—	2,096	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,300)	—	—	(4,300)	—
Statutory reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,336)	1,336	—	—	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,662	—	—	10,662	(283)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,768	2,768	7

Balance at December 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited
Consolidated statement of cash flows

	Years ended December 31,
(Amounts expressed in thousands of USD except for number of shares and per share data)
	2011	2012	2013

Cash flows from operating activities
Net (loss) / income	(11)	382	10,379
Adjustments to reconcile net (loss) / income to net cash generated from operating activities
—Depreciation of property and equipment	3,175	3,994	5,112
—Amortization of intangible assets	28,881	50,578	38,314
—Allowance for doubtful accounts	2,527	3,700	4,921
—Loss on disposal of property and equipment	10	5	—
—Gain from barter transactions	(6,618)	(7,472)	(2,059)
—Share-based compensation	2,099	2,233	2,096
—Increase/(decrease) in fair value of warrants	—	710	(1,531)
—Share of loss / (income) from equity investee	7	45	(25)
—Investment income on short-term investments	—	(2)	(356)
—Impairment of intangible assets	—	—	808
—Deferred taxes	(1,783)	(123)	(822)
—Deferred government grants	(101)	(1,363)	(1,284)
Changes in operating assets and liabilities:
—Accounts receivable	(19,857)	(17,831)	13,655
—Prepayments and other assets	(2,999)	(458)	(333)
—Due from/to related parties	(50)	310	(96)
—Accounts payable	1,480	3,428	5,924
—Deferred revenue	4,914	8,543	12,630
—Income tax payable	—	2,362	116
—Accrued liabilities and other payables	6,603	10,873	(1,916)

Net cash generated from operating activities	18,277	59,914	85,533

Cash flows from investing activities
Acquisition of property and equipment	(4,220)	(7,447)	(7,372)
Proceeds from disposal of fixed assets	(3)	5	—
Purchase of short-term investments	—	(6,523)	(246,153)
Proceeds from investment income of short-term investments	—	2	—
Proceeds from disposal of short-term investment	—	—	213,506
Purchase of intangible assets	(32,048)	(32,554)	(36,005)
Acquisition of long-term investments	(429)	(952)	(1,390)
Loan to employees	(175)	(2,021)	(856)
Advance to a shareholder	—	—	(82)

Net cash used in investing activities	(36,875)	(49,490)	(78,352)

Cash flows from financing activities
Issuance of preferred shares	29,400	32,481	—
Issuance of Series D warrants	—	3,007	—
Proceeds from bank borrowings	20,632	20,519	—
Repayment of bank borrowings	—	(41,151)	—
Governments grants received	—	2,836	2,487

Net cash generated from financing activities	50,032	17,692	2,487

Net increase in cash and cash equivalents	31,434	28,116	9,668
Cash and cash equivalents at beginning of year	21,353	53,349	81,906
Effect of exchange rates on cash and cash equivalents	562	441	2,332

Cash and cash equivalents at end of year	53,349	81,906	93,906

Supplemental disclosure of cash flow information
Interests paid	301	1,438	—
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	441	1,344	4,157
—Purchase of intangible assets in form of accounts payable	15,314	25,048	25,695
—Acquisition of intangible assets in form of barter transactions	6,189	6,650	4,058
—Acquisition of equity investments in form of other payables	159	—	—
—Beneficial conversion feature of Series C convertible preferred shares from their modifications	—	286	—
—Deemed contribution from Series C preferred shareholders	—	(2,979)	—
—Accretion to Series D preferred shares redemption value	—	3,509	4,300

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited
Notes to consolidated financial statements
(Amounts in US dollars unless otherwise stated)

1.     Organization and nature of operations

Xunlei Limited (the "Company") was incorporated under the law of Cayman Islands ("Cayman") as a limited liability company on February 3, 2005 under the name of Giganology Limited. On December 30, 2010, the shareholders of the Company approved the change of the name of the Company from Giganology Limited to Xunlei Limited and it was registered with the relevant authority on January 28, 2011.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity ("VIE") and the VIE's subsidiaries (collectively referred to as the "Group") as follows:

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Shenzhen Xunlei Networking Technologies, Co., Ltd ("Shenzhen Xunlei").	China	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses
Giganology (Shenzhen) Co. Ltd ("Giganology Shenzhen").	China	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Fengdong Networking Technologies, Co., Ltd. ("Fengdong")	China	December 2005	VIE's subsidiary	100%	Development of software for related companies
Shenzhen Xunlei Kankan Information Technologies Co., Ltd. (formerly known as "155 Networking (Shenzhen) Co., Ltd.")	China	August 2008	VIE's subsidiary	100%	Development of software for related companies
Shenzhen Wangfeng Networking Technologies, Co., Ltd. ("Wangfeng")	China	December 2008	Subsidiary	100%	note a
Xunlei Software (Beijing) Co., Ltd ("Xunlei Beijing").	China	June 2009	VIE's subsidiary	100%	Development of software for related companies

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Xunlei Software (Shenzhen) Co., Ltd ("Xunlei Software")	China	January 2010	VIE's subsidiary	100%	Provision of software technology development for related companies
Xunlei Software (Nanjing) Co., Ltd. ("Xunlei Nanjing")	China	January 2010	VIE's subsidiary	100%	Development of computer software and online games for related companies and provision of advertising services (note b)
Xunlei Games Development (Shenzhen) Co., Ltd.	China	February 2010	VIE's subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services
Xunlei Network Technologies Limited ("Xunlei BVI")	British Virgin Islands	February 2011	Subsidiary	100%	Holding company
Xunlei Network Technologies Limited ("Xunlei HK")	Hongkong	March 2011	Subsidiary	100%	Development computer software of related companies and provision of advertising services
Xunlei Computer (Shenzhen) Co., Ltd ("Xunlei Computer")	China	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Wangxin Technologies Co., Ltd	China	September 2013	VIE's subsidiary	100%	Development of computer software and provision of information technology services to related companies note a: In January 2011, the equity owners of Wangfeng resolved to liquidate the subsidiary. In March 2011, Wangfeng was approved to be de-registered by the relevant government authorities. There was no significant financial impact to the consolidated financial statements of the Group.

note b: In January 2011, the equity owners of Xunlei Nanjing resolved to liquidate the subsidiary. In May 2012, Xunlei Nanjing was approved to be de-registered by the relevant government authorities. There was no significant financial impact to the consolidated financial statements of the Group.

note c: The English names of the PRC companies represent management's translation of the Chinese names of these companies as these companies have not adopted formal English names.

The Group engages primarily in the provision of online advertising services on its websites, premium downloading services to its members, online video sharing and distribution and online game platforms for game developers and users.

Prior to September 2005, the business of the Group was operated through Shenzhen Xunlei. Shenzhen Xunlei is an enterprise established in China which was directly or indirectly owned by Mr. Sean Shenglong Zou and Mr. Hao Cheng, who are the founders of Shenzhen Xunlei, and

Ms. Fang Wang and IDG Technology Venture Investment III, L.P. by then. In September 2005, the Group initiated a restructuring in conjunction with the issuance of Series A and Series A-1 convertible preferred shares to Joinway Investments Limited and Morningside Technology Investments Limited by the Company (the "Restructuring"). The Restructuring was completed in December 2005 and was necessary to comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, operate online games, and hold Internet Content Provider ("ICP") license and the License for Transmission of Audio-Visual Programs through the internet ("the Licenses").

As a result of the Restructuring, the Company received all of the economic benefits and residual interest and absorbed all of the risks and expected losses from Shenzhen Xunlei through the various agreements enacted among the Company, Giganology Shenzhen, a wholly owned subsidiary of the Company, Shenzhen Xunlei and legal shareholders of Shenzhen Xunlei.

Details of certain key agreements with the VIE are as follows:

—Loan Agreements between Giganology Shenzhen and the shareholders of Shenzhen Xunlei—Giganology Shenzhen provided interest-free loans of RMB 9 million to the shareholders of Shenzhen Xunlei for them to make contributions as registered capital into Shenzhen Xunlei. The term of these agreements last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each shareholder of Shenzhen Xunlei has repaid the loans in its entirety in accordance with the loan agreement. The shareholders would not be allowed to transfer their interests in Shenzhen Xunlei without prior consent of Giganology Shenzhen. According to the loan agreements, the loans can only be repaid in the form of common shares of Shenzhen Xunlei. At any time during the term of the loan agreements, Giganology Shenzhen may, at their sole discretion, requires any of the shareholders of Shenzhen Xunlei to repay all or any portion of their outstanding loan under the agreement.

Under a separate loan agreement between Giganology Shenzhen and Mr. Sean Shenglong Zou as a shareholder of Shenzhen Xunlei, Giganology Shenzhen made an additional interest-free loan of RMB20 million to Mr. Sean Shenglong Zou, the entire amount of which was contributed to the registered capital of Shenzhen Xunlei, increasing the registered capital of Shenzhen Xunlei to RMB30 million. The term of this agreement last for two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until Mr. Zou has repaid the loan in its entirety in accordance with the loan agreement. This loan will be deemed to be repaid when all equity interest held by the shareholders in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of this loan agreement, the Company may, at their sole discretion, require all or any portion of the outstanding loan under the agreement to be repaid.

—Business Operation Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under these agreements, Giganology Shenzhen has the rights to direct the operating activities of Shenzhen Xunlei, including the appointment of senior management. The shareholders of Shenzhen Xunlei also transferred all their shareholders' rights to Giganology Shenzhen. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen's confirmation prior to the expiration date. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and the Company to increase its registered capital by RMB20 million and to revise its articles of association accordingly. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen's confirmation prior to the expiration date.

—Equity Pledge Agreement between Giganology Shenzhen and the shareholders of Shenzhen Xunlei—Under this agreement, the shareholders of Shenzhen Xunlei pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen. If Shenzhen Xunlei and/or its shareholders breach their contractual obligations under this agreement, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

—Power of Attorney—Each shareholder of Shenzhen Xunlei appointed Giganology Shenzhen as its attorney-in-fact to exercise their shareholders' rights in Shenzhen Xunlei, including shareholders' voting rights. Each power of attorney will remain in force for 10 years unless the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei is terminated in advance. This period may be extended at Giganology Shenzhen's discretion.

—Service Agreements between Giganology Shenzhen and Shenzhen Xunlei—Under various service agreements, Giganology Shenzhen will provide services including technical support, training, as well as consulting services to Shenzhen Xunlei in exchange for a service fee. These service agreements include the Exclusive Technology Support and Services Agreement, the Exclusive Technology Consulting and Training Agreement and the Software and Proprietary Technology License Contract. Giganology Shenzhen is entitled to service fees equal to 20%, 20% and 40% of the pre-tax operating profit of Shenzhen Xunlei according to the terms and provisions of these agreements, respectively (in aggregate 80% of pre-tax operating profit of Shenzhen Xunlei). In addition, these agreements also allow both parties to review and adjust the above mentioned percentage every six months according to the business operation and income of Shenzhen Xunlei so as to enable Giganology Shenzhen to extract substantially all the after tax operating profit of Shenzhen Xunlei. The amount of service fees payable from Shenzhen Xunlei to Giganology Shenzhen for the years ended December 31, 2011, 2012 and 2013 was USD nil, USD 1,494 thousand and USD nil, respectively.

For the Exclusive Technology Support and Services Agreement and the Exclusive Technology Consulting and Training Agreement, the term of these agreements will expire in 2025 and may be extended with Giganology Shenzhen's written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Shenzhen Xunlei.

For the Proprietary Technology License Contract, the term of this contract will expire in 2022 and may be extended with Giganology Shenzhen's written confirmation prior to the expiration date. Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen's proprietary technology. Shenzhen Xunlei can only use the proprietary technology to conduct business according to its authorized business scope. Giganology Shenzhen or its designated representative(s) owns the rights to any new technology developed due to implementation of this contract.

—Intellectual properties purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei. Giganology Shenzhen has an option to acquire Shenzhen Xunlei's intellectual properties at the lowest price permissible by the then-applicable PRC laws and regulation. The term of this contract will expire in 2022 and may be automatically extended for an additional 10 years at Giganology Shenzhen's discretion.

—Call Option Agreement—Giganology Shenzhen has an option to acquire all of the outstanding shares of Shenzhen Xunlei at a purchase price equal to RMB 1 or the lowest price permissible by the then-applicable PRC laws and regulation. The term of the agreement will expire in 2022 and may be extended at Giganology Shenzhen's discretion.

As a result of these agreements (collectively defined as "Structured Service Contracts"), Giganology Shenzhen can exercise effective control over Shenzhen Xunlei, receives all of the economic benefits and residual interest and absorbs all of the risks and expected losses from Shenzhen Xunlei as if it were the sole shareholder, and has an exclusive option to purchase all of the equity interest in Shenzhen Xunlei at a minimal price. Therefore, Giganology Shenzhen is considered the primary beneficiary of Shenzhen Xunlei and accordingly Shenzhen Xunlei's results of operations, assets and liabilities have been consolidated in the Company's financial statements.

On December 24, 2013, for the purposes of developing the Group's computer software and information technology capability, Shenzhen Xunlei and Xunlei Computer entered into a technology development and software licenses framework agreement. The term of the agreement is two years from the date of its execution. Under this framework agreement, Xunlei Computer provides Shenzhen Xunlei with technology development services according to Shenzhen Xunlei's business needs. Any new intellectual property resulting from the technology development services is owned by Xunlei Computer, and cannot be substituted or sub-licensed to any third party by Shenzhen Xunlei without the prior written consent of Xunlei Computer. The framework agreement signed between Shenzhen Xunlei and Xunlei Computers does not have an impact on the Structured Services Contracts with Shenzhen Xunlei.

Share split

On January 21, 2011, the Company effected a 4 for 1 share split of all of its outstanding common shares and a proportional adjustment to the existing conversion ratios for preferred Series A, Series A-1 and Series B shares.

2.     Summary of significant accounting policies

(a)
Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The Restructuring was accounted for at historical costs. The assets and liabilities of Shenzhen Xunlei are consolidated in the Company's financial statements at carryover basis.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could differ materially from these estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include the useful lives of property and equipment, allowance for doubtful accounts, valuation allowance of deferred tax assets, sales rebate to advertising agencies, amortization period of online game revenue, amortization of content copyrights, fair value of content copyrights exchange, and impairment assessment of long-lived assets. In addition, the Group uses assumptions in a valuation model to estimate the fair value of share options granted, warrants issued and underlying common shares.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(b)
Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE for which the Company is the primary beneficiary and its subsidiaries. All significant transactions and balances among the Company, its subsidiaries, VIE and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one-half of the voting power, or has the power to appoint or remove the majority of the members of the board of directors to cast majority of votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

An entity is considered to be a VIE if the entity's equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Group consolidates entities for which the Company is the primary beneficiary if the entity's equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In determining whether the Company or its subsidiary is the primary beneficiary of a VIE, the Company considered whether it has the power to direct activities that are significant to the VIE's economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei's economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries' results of operation, assets and liabilities have been included in the Group's consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 24 for further discussion.

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the

Company. Non-controlling interests in the results of the Group is presented on the face of the consolidated statements of comprehensive income as an allocation of the total income or loss for the year/period between non-controlling shareholders and the shareholders of the Company.

(c)
Foreign currency translation

The Company's reporting and functional currency is the United States Dollar ("USD"). Xunlei BVI and Xunlei HK's functional currency is the USD. The functional currency of other subsidiaries, VIE and its subsidiaries located in the PRC is Renminbi ("RMB"), which is their respective local currency. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in other income (loss) within the consolidated statements of comprehensive income.

The Company uses the monthly average exchange rate for the year and the exchange rates at the balance sheet date to translate the operating results and financial position, respectively, of its subsidiaries whose functional currency is other than USD. The resulting translation differences are recorded in cumulated translation adjustments, a component of shareholders' equity.

(d)
Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(e)
Short-term investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year and investments in financial instruments with a variable interest rate indexed to the performance of underlying assets. In accordance with ASC 825 Financial Instruments, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income. Interest generated from short term investments are recorded when interest payments are received at the maturity date. It is recorded as "other income" on the statement of comprehensive income and measured based on the actual amount of interest the Group received.

(f)
Fair value of financial instruments

The Group's financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from/(to) related parties, accounts payable, other payables and warrants liabilities. The carrying value of these balances, with the exception of short-term investments (see note 2 (e)), approximates their fair value due to the current and short term nature of these balances.

(g)
Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company evaluates the creditworthiness of each customer at the time when services are rendered and continuously monitor the recoverability of the accounts receivable.

The Group uses specific identification method in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. The allowance for doubtful accounts is based on the best facts available and are re-evaluated and adjusted on a regular basis as additional information is received.

Some of the factors that the Company considers in determining whether a bad debt allowance is recorded on an individual customer are:

•
the customer's past payment history and whether it fails to comply with its payment schedule;

•
whether the customer is in financial difficulty due to economic or legal factors;

•
a significant dispute with the customer has occurred;

•
other objective evidence which indicates non-collectability of the accounts receivable.

The allowances provided for Accounts Receivable as of December 31, 2012 and 2013 were USD7.9 million and USD12.1 million, respectively.

If the Company determines that an allowance is needed for a customer, the Company will discontinue business with them unless they start to resume payment. The accounts receivable is written-off when the Company ceases pursuing collection. Any changes in the estimates may cause the Company's operating results to fluctuate.

(h)
Long-term investments

The Group holds investments in privately held companies. The Group accounts for these investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method of accounting. For investments in an investee over which the Group does not have significant influence and of which the investee has no readily determinable fair value, the Group carries the investment using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee's earnings. The Group assesses its long-term investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. During the years ended December 31, 2011, 2012 and 2013, the Group did not impair any of its long-term investments.

(i)
Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate

Servers and network equipment	5 years	5% - 10%
Computer equipment	5 years	5%
Furniture, fittings and office equipment	5 years	5%
Motor vehicles	5 years	5%
Leasehold improvements	shorter of lease term or 3 years	—

Repair and maintenance costs are expensed as incurred. Expenditures that substantially increase an asset's useful life are capitalized. Upon sale or disposition, gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations. The cost and related accumulated depreciation and amortization are removed from the financial statements.

(j)
Intangible assets

I)
Content copyrights

Licensed copyrights of movies, TV series and variety shows (collectively "Content Copyrights") are capitalized when 1) the cost of the content is known 2) the content has been accepted by the Group in accordance with the conditions of the license agreement and 3) the content is available for its first showing on the Group's website. Content Copyrights are carried at cost less accumulated amortization and impairment loss, if any.

The Group has two types of Content Copyrights, 1) non-exclusive Content Copyrights and 2) exclusive Content Copyrights. With non-exclusive Content Copyrights, the Group has the right to broadcast the contents on its own websites. While, with exclusive Content Copyrights, besides the broadcasting right, the Group also has the right to sub-license these exclusive Content Copyrights to third parties.

For non-exclusive Content Copyrights, which only generates primarily indirect cash flows, the amortization method is based on the analysis of historical viewership consumption patterns.

The Group determines consumption patterns by tracking the number of viewers watching the content throughout its life cycle. This information is then aggregated to come up with a viewership trend that can support an appropriate method to amortize non-exclusive Content Copyrights. The Group generally categorize the Group's contents in the Xunlei Kankan website into three broad categories, namely movies; TV series; and variety shows and others, which include reality shows, talent shows, talk shows and entertainment news. Prior to April 1, 2011, the Group concluded there was insufficient historical viewership data to support a demonstrative pattern in viewership of the Group's non-exclusive Content Copyrights. Therefore, the Group have determined that a straight-line method of amortization over the estimated useful lives of the related non-exclusive Content Copyright provides the right level of expenses attribution. Effective April 1, 2011, based on an accumulation of data gathered on historical viewing patterns of the non-exclusive Content Copyrights, the Group revised the method to amortize new release of non-exclusive Content Copyrights over the shorter of estimated useful lives or their respective licensing periods using an accelerated method based on consumption patterns. Estimates of the consumption patterns for these non-exclusive Content Copyrights are reviewed periodically and revised, if necessary.

Exclusive Content Copyrights generate both direct and indirect cash flows. For the portion of exclusive Content Copyrights that generate indirect cash flows, prior to April 1, 2011, these contents were amortized on a straight-line method based on the discussion above. Effective April 1, 2011, the Group uses the amortization method based on the analysis of historical viewership consumption patterns, which is the same with that of non-exclusive Content Copyright as discussed above.

This change in accounting estimate for non-exclusive Content Copyrights and exclusive Content Copyrights that generate indirect cash flows decreased net income and basic net income per share by USD 1,368 thousand and USD 0.02, respectively, for the year ended December 31, 2011.

For the portion of exclusive Content Copyrights that generates direct cash flows, the Group amortizes the purchase costs using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of sub-licensing revenue and barter transaction gain (details described in Note 2(o)) generated for the current period to the total ultimate direct revenue estimated to be generated by the exclusive Content Copyrights for their whole license period or estimated useful lives. The Group revisits the forecast at each quarter or year end and makes adjustment, when appropriate.

II)
Other intangible assets

Other intangible assets, which include computer software, internal use software development costs, online game licenses, domain names and land use right, are carried at cost less accumulated amortization and impairment loss, if any. Exclusive game licenses are amortized using the straight-line method over their licensing period of three years. Computer software, internal use software and domain name are amortized using the straight-line method over their estimated useful life of five years. Land use right is amortized using the straight-line method over their estimated useful life of thirty years.

(k)
Impairment of long-lived assets

The Group evaluates the program usefulness of non-exclusive Content Copyrights and exclusive Content Copyrights pursuant to the guidance in ASC 920-350 Intangible—Goodwill and Other: Recognition, which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value.

For non-exclusive Content Copyrights which only generate indirect cashflows, the Group evaluates the net realizable value of the content library by its three content categories (i.e. movies, TV series, variety shows and others). If management's expectations of programming usefulness, which represents the expected revenues and related net cash flows derived from the contents, are revised downward, they assess whether it is necessary to write down the unamortized costs to estimated net realizable value. The Group evaluates programming usefulness by category on an annual basis by comparing the unamortized cost to the estimated net realizable value. On a quarterly basis, the Group also monitors whether there are indicators of changes in their expected usage of program materials.

The Group estimates net realizable value using expected net cash flows of the content based on expected future levels of advertising revenues. Such estimates consider historical amounts and anticipated levels of demand. Expected future revenues are reduced by estimated direct costs to provide access to the website and generate the related revenue, including bandwidth costs and server costs. For purposes of estimating revenues for each category of content, the Group considers both expected future advertising revenues sold based on number of impressions delivered as well as advertising sold based on the period of time that it is displayed.

For exclusive Content Copyrights that generate both direct and indirect cash flows, the Group evaluates the net realizable value of the Group's licensed copyright on a content by content basis. Impairment is assessed on an annual basis by comparing the unamortized cost to the Group's estimated net realizable value. The Group estimates the net realizable value using expected net cash flows based on expected future levels of advertising and content sub-licensing revenues. For expected future levels of advertising revenue, the Group uses the same estimation methodology used for the impairment assessment of non-exclusive Content Copyrights.

For both exclusive and non-exclusive Content Copyrights, there were no impairments for the years ended December 31, 2011, 2012 and 2013 because a significant portion of the contents was related to movies and TV series, of which approximately 70% to 90% of the purchase costs of the Content Copyrights had already been amortized during the first year of the licensed period. As such, the unamortized carrying amounts were lower than the respective net realizable values when the impairment assessment was performed.

For other long-lived assets, the Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition at the lowest level of identifiable cash flows. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. If the Group identify an impairment, the carrying value of the asset will be reduced to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The impairment of online game license were USD nil, USD nil and USD 808 thousand as of December 31, 2011, 2012 and 2013.

(l)
Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In regards to legal cost, the Group recorded such costs as incurred.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Group's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(m)
Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating lease are charged to the statements of comprehensive income on a straight-line basis over the period of the lease.

(n)
Revenue recognition

The Group generates revenues from various streams. The Group operates a prepaid virtual items system, under which, prepaid virtual items at fixed face value are sold to third parties. Virtual items purchased can be used to subscribe for membership or purchase of virtual items in online games, as discussed below. Virtual items sold but not yet consumed by the users are recorded as "Receipts in advance from customers" and upon consumption, they are recognized as membership subscription and online game revenue according to the respective prescribed revenue recognition policies addressed below.

I)
Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online acceleration services, online streaming and other access privileges. The membership fee is time-based and is collected up-front from subscribers except in the cases when they elect to pay via their mobile operators. The membership fee is collected when the subscribers pay for the monthly phone bills. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of subscription fee is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and whether it establishes prices for the end users. Service fees levied by online system, fixed phone line and mobile payment channels ("Payment Handling Fees") are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

II)
Advertising revenues

Advertising revenues are derived principally from arrangements where the customers pay to place their advertisements on the Group's platform in different formats over a particular period of time. Such formats generally includes but not limited to videos, banners, links, logos and buttons. Advertisements on the Group's platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided The Group enters into advertising contracts with third party advertising agencies that represents advertisers, as well as directly with advertisers. A typical contract term would range from a few days to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

Where the Group's customers purchase multiple advertising spaces with different display periods in the same contract, the Group allocates the total consideration to the various advertising elements based on their relative fair values and recognize revenue for the different elements over their respective display periods. The Group determines the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis. The Group recognizes revenue on the elements delivered and defer the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenue are recognized on a straight line basis over the contract period.

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

—
There is persuasive evidence that an arrangement exists—the Group will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing

—
Price is fixed and determinable—price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates

—
Services are rendered—the Group recognizes revenue ratably over the contract period of display

—
Collectability is reasonably assured—the Group assesses credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all the other revenue criteria are met.

The Group provides sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase volume. As the advertising agencies are viewed as the customers in these transactions, revenue is recognized based on the price charged to the agencies, net of sales incentives provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

Transactions with advertisers

The Group also enters into advertisement contracts directly with advertisers. Under these contracts, similar to transactions with third party advertising agencies, the Group recognizes revenue ratably over the contract period of display. The terms and conditions, including price, are fixed according to the contract between the Group and the advertisers. The Group also performs credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

The Group has estimated and recorded sales rebates provided to the agencies and advertisers of USD 5,493 thousand, USD 7,414 thousand and USD 7,207 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

III)
Other internet value-added services

i)
Online game revenues

Users play games through the Group's platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users' account over the life of the online game.

Pursuant to contracts signed between the Group and game developers, revenue from the sale of virtual items are shared based on a pre-agreed ratio for each game. The Group enters into both non-exclusive and exclusive licensing contracts with game developers.

Non-exclusive game licensed contracts

The games under non-exclusive licensed contracts are maintained, hosted and updated by the game developers. The Group mainly provides access to the platform and limited after-sale services to the game players. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether the Group acts as the principal in offering services to the game players or as agent in the transaction, and the specific requirements of each contract. The Group determined that for non-exclusive game licensed arrangements, the third party game developers are the principal given that the game developers design and develop the game services offered, have reasonable latitude to establish prices of game virtual items, and are responsible for maintaining and upgrading the game content and virtual items. Accordingly, the Group records online game revenue, net of the portion remitted to the game developers.

Given that online games are managed and administered by the game developers for non-exclusive licensed games, the Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. The Group has adopted a policy to recognize revenues relating to both consumable and perpetual items over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately two to six months for the periods presented.

Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns.

Exclusive licensing game contracts

For exclusive licensing contracts with game developers, the games are maintained and hosted by the Group. Accordingly, the Group is determined to be the principal, the Group records online game revenue on a gross basis, with the amount remitted to the game developers reported as cost of revenue. Payment Handling Fees are recognized as cost of revenues when the related revenues are recognized.

For exclusive licensed games which are maintained on the Group's server, the Group has access to the data on the consumption details and types of virtual items purchased by the game players. The Group does not maintain information on consumption details of virtual items, and only have limited information related to the frequency of log-ons. Given that a substantial portion of the virtual items purchased by the game players in exclusive licensed games are perpetual items, management determine that it would be most appropriate to recognize the related revenue over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately three months for the periods presented. Revenues relating to consumable items are recognized immediately upon consumption.

Game players can purchase prepaid virtual items which can be used to purchase virtual items via online channels. The Group incurs service fees levied by those payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognised.

For both non-exclusive and exclusive licensed games, the Group estimates the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship. The estimated user relationship period is based on data collected from those users who have purchased virtual items. To estimate the life of the user relationship, the Group maintains a software system that captures the following information for each user: the date of first log-in, the date of first purchase for a virtual item, the date of last purchase for a virtual item and the date the user ceases to play the game. The Group estimates the life of the user relationship to be the average period from the first purchase of a virtual item to the date the user ceases to play the game. The estimate of the life of the user relationship is based only on the data of those users who have purchased virtual items and is made on a game-by-game basis.

To estimate the life of the games, the Group considers both games that they operate as well as games in the market that are of a similar nature. The Group categorizes these games by their nature, such as simulation games, role playing games and others, which appeal to players belonging to different demographics. The Group estimates that the life of each group of the games to be the average period from the date of launch for such games to the date the games are expected to be removed from the website or terminated altogether. When the Group launches a new game, they estimate the life of the game and user relationship based on lives of other similar games in the market until the new game establishes its own history. The Group also considers the game's profile, attributes, target audience, and its appeal to players of different demographic groups in estimating the user relationship period.

The consideration of user relationship with each online game is based on the Group's best estimate that takes into account all known and relevant information at the time of assessment. Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns. Any changes in the estimates of lives of virtual items may result in the Group's revenues being recognized on a basis different from prior periods and may cause the Group's operating result to fluctuate. The Group periodically assesses the estimated lives of the virtual items and any changes from prior estimates are accounted for prospectively. Any adjustments arising from changes in user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

ii)
Content sub-licensing revenue

With the exclusive Content Copyrights, the Group has the right to sub-license the broadcasting rights to third parties. The Group generates revenue from sub-licensing these broadcasting rights on a recurring basis to third party customers for cash, mainly video streaming internet platforms, for cash payments at a fixed rate for a fixed period of time that falls within the original exclusive license period. Revenue is recognized in full at the later of the delivery of the master copy of the content with acceptance acknowledged by the customers and the commencement of the license period, as the Group is not obliged to provide any other services. The Group performs credit assessment of its customers prior to entering into contracts to ensure that collection of the arrangement fee is reasonably assured. There is no ongoing obligation of the Group after delivery of the master copy of the content. The Group recognized content sub-licensing revenue of USD 14,820 thousand, USD 15,234 thousand and USD 7,369 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

iii)
Pay per view subscription revenue

The Group operates a pay per view subscription program in which subscribers pay a monthly fee to watch and have access to a collection of movie contents. The subscription fee is time-based and is collected up-front from subscribers except in the cases where they elect to pay via their mobile operators. The subscription fee is collected when the subscribers pay for their monthly phone fees. The terms of time-based subscriptions range from one month to twelve months, with the subscribers having the option to renew the contract. The receipt of revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered.

Viewers can also pay to watch individual movies for an unlimited number of times. Revenue is recognized when the movie is broadcasted to the viewer.

iv)
Revenues from traffic referral programs

We entered into contracts with certain third party portals/websites to earn revenue by referencing online traffic to these third party portals/websites. On a monthly basis, the Group receives data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, the Group recognizes its share of revenues based on contractual rates applied to user traffic referred to the advertisements of the third parties.

(o)
Barter transactions

The Group also enters into agreements with third parties (mainly video streaming internet platform) to exchange content. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and or sub-license the rights to the content it surrendered in the exchange. These transactions are non-monetary transactions similar to barter transactions, and the Group follows ASC 845, Non-Monetary Transactions and ASC 360-10, Property, Plant, and Equipment.

Such barter transactions should be recorded at fair value of the surrendered assets in the transaction unless such fair value are not determinable within reasonable limits. The Group estimated the fair value of the content by gathering "price reference" of cash sub-licensing transactions of each exclusive content right and categorizing it into two buckets (1) cash transaction prices with established counterparties and (2) cash transaction prices with less established counterparties. With this information, the Group calculates an "average cash transaction price" for each category to be used as a reference for the non-monetary transaction. The attributable cost of the related exclusive Content Copyright surrendered is released and recorded as the cost of the barter transaction using the individual-film-forecast computation method. This method calculates such cost based on the ratio of the estimated fair value of the exchanged content over the aggregated estimated fair value to be generated by the exclusive Content Copyrights for their whole license period or estimate useful lives. The Group revisits the forecast at each quarter or year end and make adjustment, when appropriate.

The Group generated net gains amounted to USD1,020 thousand (2011: USD4,742 thousand, 2012: USD4,666 thousand) from barter transactions, which is the net amount of proceeds of USD2,059 thousand (2011: USD6,618 thousand, 2012: USD7,472 thousand), after deducting related allocation of cost of USD915 thousand (2011: USD1,505 thousand, 2012: USD2,380 thousand) and business tax and surcharge of USD124 thousand (2011: USD371 thousand, 2012: USD426 thousand).

(p)
Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, commission and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses amounted to approximately USD 3,210 thousand, USD 7,951 thousand and USD 12,247 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

(q)
General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, professional service fees, legal expenses and other administrative expenses.

(r)
Research and development costs

The Group incurred research and development costs to develop its downloading software. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of the downloading software prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred. The development costs qualified for capitalization have been immaterial for the periods presented.

The Group also incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. During the years ended December 31, 2011, 2012 and 2013, USD 140 thousand, nil and nil software development costs were capitalized as intangible assets, respectively.

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization have been immaterial for the periods presented.

(s)
Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. On January 1, 2007, the Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group's consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. Nevertheless, no interest and penalties were recorded in the years ended December 31, 2011, 2012 and 2013.

Transition from PRC Business Tax to PRC Value Added Tax

Effective September 1, 2012, the Chinese government begun the transition from imposing business tax to imposing of value added tax ("VAT") for revenues generated in certain industries. This program has been expanded from Shanghai to eight other cities and provinces in China, including Beijing and Shenzhen. The Group's advertising and content sub-licensing revenues are subject to this program since November 1, 2012. Business Tax had been imposed primarily on revenues from the provision of taxable services, assignments of intangible assets and transfers of real estate. Prior to the implementation of the pilot program, the Group's Business Tax rate, which varies depending upon the nature of the revenues being taxed, generally ranged from 3% to 5%.

VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Before the implementation of the Pilot Program, the Group was mainly subject to a small amount of VAT mainly for revenues of the sale of software. VAT has been imposed on those revenues at a rate of 17%. With the implementation of the Pilot Program, in addition to the revenues currently subject to VAT, the Group's advertising and content sub-licensing revenues are in the scope of the Pilot Program and are now subject to VAT at a rate of 6%.

(t)
Retirement benefits

Full-time employees of the Company's subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which are expensed as incurred, were USD1,362 thousand, USD1,930 thousand and USD3,243 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

(u)
Share-based compensation

The Group measures share-based compensation at the grant date based on the fair value of the award determined using the Black-Scholes option pricing model. As the Group has granted share options and restricted shares with service-only condition, the Group elected to recognize compensation costs net of estimated forfeitures on a straight line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

(v)
Government subsidies

The Group receives subsidies from the local PRC government for general use or purchase of equipment. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of operations. Subsidies for purchase of equipment are recorded as deferred government grant when received, and are recorded as other income over the expected useful life of the assets after the related equipment has been purchased.

(w)
Segment reporting

The Group's Chief Executive Officer has been identified as the chief operating decision maker ("CODM"), who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expense by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment which is the operation of its online media platform. All revenues of the Group are derived from mainland China.

An analysis of the different types of revenues for the years ended December 31, 2011, 2012 and 2013 are summarized as follows:

	Years ended December 31,
(In thousand)	2011	2012	2013

Subscription revenue	25,574	51,055	86,733
Advertising revenue	38,331	61,795	48,028
Other internet value-added services (note a)	23,566	35,350	45,483

Total	87,471	148,200	180,244

note a: Other internet value-added services comprise of online game revenue, content sub-licensing revenue, pay per view subscription revenue, revenue from traffic referral programs and sales of software licenses.

(x)
Net income / (loss) per share

Basic income / (loss) per share is computed by dividing net income / (loss) attributable to holders of common shares by the weighted-average number of common shares outstanding during the year using the two class method. Using the two class method, net income / (loss) is allocated between common shares and other participating securities based on their participating rights.

Diluted income / (loss) per share is calculated by dividing net income / (loss) attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted-average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted income / (loss) per share if their effects would be anti-dilutive. Common share equivalents consist of the common shares issuable in connection with the Group's convertible non-redeemable and redeemable preferred shares using the if-converted method, and common shares issuable upon the conversion of the stock options, using the treasury stock method.

(y)
Comprehensive income

Comprehensive income is defined as the change in equity of a Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustment.

(z)
Profit appropriation and statutory reserves

The Group's subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations ("PRC GAAP"). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities' registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2012 and 2013 for the Group's reporting purpose in China as determined under generally accepted accounting principles in China:

(In thousand)	December 31, 2012	December 31, 2013

Registered capital	41,740	44,532
Additional paid-in capital	161	161
Statutory reserves	3,142	4,478

Total	45,043	49,171

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances. (See also Note 26).

(aa)
Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2011, 2012 and 2013, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(bb)
Recent accounting pronouncements

In July 2012, the Financial Accounting Standards Board ("FASB") issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material effect on the Company.

In March 2013, the FASB issued accounting guidance related to a parent's accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity (ASC 830 Foreign Currency Matters). This guidance requires that the cumulative translation adjustment associated with a qualifying derecognized subsidiary or group of assets be immediately recognized within the income statement by the parent company. This guidance will become effective for the Company on January 1, 2014. The adoption of this guidance is not expected to have a material impact on the Company.

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

3.     Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank balance as of December 31, 2012 and 2013 primarily consist of the following currencies:

	December 31, 2012		December 31, 2013
(In thousand)	Amount	USD equivalent	Amount	USD equivalent

RMB	287,440	45,731	499,034	81,851
USD	36,175	36,175	11,959	11,959
HKD	2	—	749	96

Total		81,906		93,906

Time deposits balance as of December 31, 2012 and 2013 primarily consist of the following currencies:

	December 31, 2012		December 31, 2013
(In thousand)	Amount	USD equivalent	Amount	USD equivalent

RMB	37,574	5,978	157,860	25,892
USD	—	—	5,000	5,000

Total		5,978		30,892

4.     Short-term investments

(In thousand)	December 31, 2012	December 31, 2013

Time deposits	—	9,695
Investments in financial instruments (note)	6,523	31,298

Total	6,523	40,993

Note: the investments were issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since these investments' maturity dates are within one year, they are classified as short-term investments.

For the years ended December 31, 2011, 2012 and 2013, the Group recorded in the consolidated statements of comprehensive income in the fair value change of short-term investments in the amount of nil, USD 2 thousand and USD 356 thousand, respectively. Interest income generated from short term investments are recorded when interest payments are received. It was recorded in "other income" on the statement of comprehensive income and measured based on the actual amount of interest the Group received. For the years ended December 31, 2011, 2012 and 2013, the Group recorded in the consolidated statements of comprehensive income interest income in the amount of nil, nil and USD 1,492 thousand, respectively.

5.     Accounts receivable

(In thousand)	December 31, 2012	December 31, 2013

Accounts receivable	59,477	47,386
Less: allowance for doubtful accounts	(7,875)	(12,111)

Accounts receivable, net	51,602	35,275

The accounts receivable that was fully reserved as of December 31, 2012 and 2013 was USD 5.1 million and USD 10.9 million, respectively.

The following table presents movement of the allowance for doubtful accounts:

(In thousand)	December 31, 2011	December 31, 2012	December 31, 2013

Balance at beginning of the year	1,497	4,150	7,875
Additions	2,745	3,840	4,308
Reversals	(218)	(140)	(373)
Exchange difference	126	25	301

Balance at end of the year	4,150	7,875	12,111

The top 10 customers accounted for about 35% and 40% of accounts receivable as of December 31, 2012 and 2013, respectively.

6.     Prepayments and other assets

(In thousand)	December 31, 2012	December 31, 2013

Current portion:
Advance to suppliers	553	717
Loans to employees (Note a)	2,911	3,578
Advance to employees for business purposes	250	316
Content copyrights prepaid assets (Note b)	1,327	830
Interest receivable	726	118
Rental and other deposits	571	596
Others	97	164

Total of prepayments and other current assets	6,435	6,319

Non-current portion:
Prepayments for content copyrights	3,393	3,149
Prepayments for online game licenses	299	2,358
Deferred initial public offering costs	—	374
Other receivables	—	196

Total of long-term prepayments	3,692	6,077

Note a: The Group had entered into loan contracts with certain employees as at December 31, 2012 and 2013, under which the Group provided interest free loans to these employees. The loan amounts vary amongst different employees and are repayable on demand.

Note b: Content copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under a barter transaction but the counterparty has already received the content copyrights from the Group.

7.     Property and equipment

Property and equipment consist of the following:

(In thousand)	December 31, 2012	December 31, 2013

Servers and network equipment	21,990	32,108
Computer equipment	1,544	2,097
Furniture, fixture and office equipment	832	889
Motor vehicles	330	340
Leasehold improvements	1,826	2,177
Total original costs	26,522	37,611

Less: Accumulated depreciation	(11,907)	(17,403)

	14,615	20,208

Depreciation expense recognized for the years ended December 31, 2011, 2012 and 2013 are summarized as follows:

	Years ended December 31
(In thousand)	2011	2012	2013

Cost of revenues	2,572	3,271	4,317
General and administrative expenses	561	594	690
Sales and marketing expenses	42	129	105

Total	3,175	3,994	5,112

No impairment loss had been recognized for the years ended December 31, 2011, 2012 and 2013.

8.     Intangible assets, net

The following table presents the movement in intangible assets:

	December 31, 2012			December 31, 2013
(In thousand)	Cost	Amortization	Net book value	Cost	Amortization	Impairment	Net book value

Content Copyrights	92,658	(68,621)	24,037	110,346	(89,396)	—	20,950
—Exclusive	62,983	(43,556)	19,427	84,313	(67,487)	—	16,826
—Non-exclusive (note a)	29,675	(25,065)	4,610	26,033	(21,909)	—	4,124
Land use right				5,298	(78)	—	5,220
Acquired computer software	1,071	(825)	246	1,284	(1,061)	—	223
Internal use software development costs	697	(244)	453	718	(395)	—	323
Online game licenses (note b)	4,186	(1,895)	2,291	5,321	(3,343)	(808)	1,170
Domain name	200	(70)	130	200	(110)	—	90

	98,812	(71,655)	27,157	123,167	(94,383)	(808)	27,976
Less: Copyrights related to content, current portion			(16,490)				(16,018)

			10,667				11,958

note a: Included in non-exclusive Content Copyrights was net book value of USD2,063 thousand and USD1,987 thousand of rights that were acquired from barter transactions as of December 31, 2012 and 2013, respectively. These assets were initially recorded at their respective fair values determined at the time of exchange.

note b: In 2013, indicator of possible impairment triggered the Group to perform an impairment test for one online game license. The impairment test was triggered in quarter 4 by the significant decline in the revenue generated by the one online game. In quarter 4, this online game only generated revenue amounted to USD27 thousand as compared to USD303 thousand in quarter 3 of 2013, which was significantly lower than the Group's expectation. The impairment test was performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economic and future profitability.

Amortization expense recognized for the years ended December 31, 2011, 2012 and 2013 are summarized as follows:

	Years ended December 31
(In thousand)	2011	2012	2013

Cost of revenues	27,044	47,810	36,980
Cost of barter transactions (note 2(o))	1,505	2,380	916
General and administrative expenses	332	388	418

Total	28,881	50,578	38,314

The estimated aggregate amortization expense for each of the next five years as of December 31, 2013 is:

(In thousand)	Content Copyrights	Others

2014	16,018	1,880
2015	4,417	756
2016	515	449
2017	—	224
2018	—	178

The weighted average amortization periods of intangible assets as at December 31, 2012 and 2013 are as below:

(In year)	December 31, 2012	December 31, 2013

Copyrights related to content	2.75	2.83
Land use right	—	30
Acquired computer software	5	5
Internal use software development costs	5	5
Online game licenses	3	3
Domain name	5	5

Total	2.81	4.04

9.     Long-term investments

(In thousand)	December 31, 2012	December 31, 2013

Equity method investments:
Balance at beginning of the year	581	1,488
Additions	951	410
Share of (loss) / income from an equity investee	(45)	25
Exchange differences	1	46

Balance at end of the year	1,488	1,969

Cost method investments:
Balance at beginning of the year	—	—
Additions	—	980

Balance at end of the year	—	980

Total long-term investments	1,488	2,949

The Group's equity in loss and gain of Zhuhai Qianyou Technology, Co., Ltd. ("Zhuhai Qianyou") in 2012 and 2013 was USD 45 thousand and USD 25 thousand, respectively, and was recognized as loss and gain in equity method investment in the consolidated statements of operations.

As of December 31, 2013, the company holds equity investments in the following investees through Shenzhen Xunlei and Xunlei Software, Zhuhai Qianyou and Guangzhou Yuechuan Network Technology, Co., Ltd. ("Guangzhou Yuechuan"), Chengdu Diting Technology, Co., Ltd. ("Chengdu Diting") and Shenzhen Kushiduo Network Technology, Co., Ltd. ("Shenzhen Kushiduo"). Both Zhuhai Qianyou and Guangzhou Yuechuan were accounted for under the equity method because the Group has one out of three seats on the board of directors of both investees. Chengdu Diting and Shenzhen Kushiduo were accounted for under the cost method due to the fact that the Group does not have significant influence in these companies.

	Percentage of ownership of common share as of December 31,
Investee	2012	2013

Zhuhai Qianyou	19%	19%
Guangzhou Yuechuan Network Technology, Co., Ltd. ("Guangzhou Yuechuan")	10%	23.4%
Chengdu Diting Technology, Co., Ltd. ("Chengdu Diting")	—	19.9%
Shenzhen Kushiduo Network Science and Technology Co., Ltd. ("Shenzhen Kushiduo")	—	10%

10.  Deferred revenue

(In thousand)	December 31, 2012	December 31, 2013

Online game revenues	1,734	30,051
Membership subscription revenues	16,329	1,650
Pay per view subscription revenues	125	261

Total	18,188	31,962
Less: non-current portion	(2,071)	(2,610)

Deferred revenue, current portion	16,117	29,352

Deferred revenue represents prepaid membership subscriptions under the VIP membership program, prepaid subscriptions under the pay per view program and unamortized portion of online game revenue arising from sales of in-game virtual items.

11.  Accrued liabilities and other payables

(In thousand)	December 31, 2012	December 31, 2013

Payroll and welfare	7,641	8,784
Receipts in advance from customers	2,606	2,211
Agency commissions and rebates—online advertising	9,237	9,745
Tax levies	2,262	1,198
Payables for purchase of equipment	1,344	4,157
Payables for advertisement on exclusive online games	2,719	2,797
Legal and litigation related expenses (Note 23)	713	288
Professional fees	919	574
Staff reimbursements	616	1,228
Content copyrights deposits (note a)	63	1,555
Rental expense	167	70
Others	621	800

Total	28,908	33,407

note a: Content copyrights deposits are recognized under a barter transaction when the Group has yet to provide the content copyrights to the counterparty while the Group has received the content copyrights from the counterparty.

12.  Cost of revenues

	Years ended December 31,
(In thousand)	2011	2012	2013

Bandwidth costs	11,543	22,211	35,454
Content costs, including amortization	27,681	46,671	35,964
Payment handling fees	5,569	8,505	12,401
Depreciation of servers and other equipment	2,572	3,271	4,317
Games revenue sharing costs and others	703	3,354	5,124

Total	48,068	84,012	93,260

13.  Redeemable convertible preferred shares

On January 31, 2012, the Company entered into an agreement to issue Series D preferred shares and warrants to a third-party investor for a total consideration of USD37,500 thousand. Pursuant to the agreement, the company issued 10,580,397 series D preferred shares at USD 3.544 per share; and warrants to purchase 2,218,935 Series D preferred shares at USD 3.38 per share at the option of the holders. In addition, the third-party investor also purchased a total of 5,036,367 existing shares directly from other then existing shareholders and they are entitled to the same rights as attached to the respective classes of existing shares.

The key terms of the Series D preferred shares are as follows:

Dividend rights

The holders of the Series D preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

Amount shall be paid to Series D holders before any distribution or payment shall be made to the holders of Series A, Series A-1, Series B and C Preferred Shares. If asset for distribution is insufficient to pay off Series D holders, the assets shall be distributed among the holders of Series D in proportion to the full amounts to which they would otherwise be respectively entitled thereon on an as-converted basis.

Voting rights

The holders of the Series D preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series D preferred shares are convertible.

Conversion rights

Each share of the Series D preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance, reorganization, mergers, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of common shares. The conversion price is also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each share of the Series D preferred shares would automatically be converted into common shares of the Company (i) upon the closing of an initial public offering of the Company's shares or (ii) upon written notice to convert given to the Company by the holders of a majority of Series D preferred shareholders.

Redemption Right

The Series D preferred shares are redeemable at any time after the 4th anniversary of the initial closing of February 6, 2012 to request the Company to purchase all Series D preferred shares and shares issuable upon the conversion or exercise of the Series D warrants if an initial public offering is not consummated. This redemption right expires after the 5th anniversary of the initial closing of the transaction. The redemption price shall be equal to the aggregate amount of price paid at USD3.544, plus all declared but unpaid dividends up to the date of redemption plus interest of 8% per annum compounded annually from the closing of the Series D preferred shares investment ("Initial Closing") up to and including the date of redemption.

The Company has determined that the Series D preferred shares should be classified as mezzanine equity. The Series D warrant is initially measured at its fair value and the initial carrying value for Series D preference shares is allocated on a residual basis as it is liability classified. The initial carrying value for Series D preference shares is USD 32,481 thousand, and the related capitalized expense is USD2,012 thousand. There were no beneficial conversion features for the Series D preferred shares.

Due to the redemption feature described above, the Company classified the Series D preferred shares as a mezzanine equity in the consolidated balance sheets. The Company recognized the changes in the redemption value immediately as they occurred and adjusted the carrying amount of the Series D preferred shares to equal the redemption value at the end of each reporting period using the effective interest method. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

	Years ended December 31,
(In thousand)	2012	2013

Beginning balance	—	35,990
Addition	32,481	—
Accretion to redemption value	3,509	4,300

Ending balance	35,990	40,290

Warrants

The exercisable period of Series D warrants is up to the earlier of (i) 24 months from date of Initial Closing or (ii) automatically exercised immediately prior to the closing of the following transactions: (a) mergers or consolidation of the Company, b) initial public offering, c) transaction in which in excess of 50% of the Company's equity is transferred to any person, d) sale, transfer, lease, assignment conveyance, exchange, mortgage, or other disposition of all or substantially all of the assets of the Company. The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. Series D warrants is classified as a liability and initially measured at their fair value at USD 3,007 thousand. As of December 31, 2012 and 2013, the fair value of Series D warrants were USD 3,717 thousand and USD 2,186 thousand, respectively. For the year ended on December 31, 2012 and 2013, the fair value (loss) / gain recorded were USD 710 thousand and USD 1,531 thousand, respectively.

In determining the fair value of the Series D warrant, the Group relied on, in part a valuation report retrospectively prepared by an independent valuer based on data provided by the Group. The valuation report provided the Group with guidelines in determining the fair value, but the determination was made by the Group. The Group applied the Black-Scholes Option Pricing Model to calculate the fair value of the Series D warrant on the valuation date.

The fair values of warrants as of December 31, 2012 and 2013 were estimated using the following assumptions:

	December 31, 2012	December 31, 2013

Spot price(1)	4.48	4.36
Risk-free interest rate(2)	0.15%	0.05%
Volatility rate(3)	41.2%	30.33%
Dividend yield(4)	—	—

(1)   Spot price—based on the fair value of 100 percent equity interest of the Company which is allocated to preferred share and common share of the Company as at the Valuation Date under different scenarios.

(2)   Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)   Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)   The Company has no history or expectation of paying dividends on its common shares.

14.  Common shares

The Company's Memorandum and Articles of Association authorizes the Company to issue 195,504,449 shares of USD0.00025 par value per common share. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the number of common shares representing a majority of the aggregate voting power of all outstanding shares. On April 8, 2011, the board of directors approved the cancellation of 56,067,952 treasury shares that has been held by the Company since 2005. As of December 31, 2012 and 2013, there were 61,447,372 common shares outstanding. In November 2013, 9,073,732 shares of USD0.00025 par value per common shares were issued to Leading Advice Holdings Limited, a BVI company owned by the Group's chairman and chief executive officer for no consideration. While the common shares have been legally issued, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, these shares issued to Leading Advice are accounted as treasury shares. Please see note 17 for more information.

15.  Convertible preferred shares

As at December 31, 2013, the Company had 26,416,560 Series A preferred shares, 36,400,000 Series A-1 preferred shares, 30,308,284 Series B preferred shares and 5,728,264 Series C preferred shares outstanding.

The key terms of the Series A, Series A-1, Series B and Series C preferred shares are as follows:

Dividend rights

The holders of the Series A, Series A-1, Series B and Series C preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are distributed to the holders of the preferred shares in order of 1) Series C and Series B which are grouped as one class for the purpose of liquidation preference, 2) Series A-1 and then 3) Series A, at their respective original issuance price per share plus any declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations, and other adjustments. In the event that available assets and funds are insufficient to permit payment to the holders of the less senior class of preferred shares, the assets and funds will be distributed ratably to that class of preferred shareholders based on their proportional share ownership. After the distribution to the holders of Series C and Series B, Series A-1, Series A preferred shares and common shares are made, any remaining legally available assets and funds shall be distributed to the holders of common shares and Series C and Series B, Series A-1 and Series A preferred shares pro rata on an as-converted basis.

In addition, the following events are deemed liquidation events in which case any proceeds derived from such deemed liquidation events will be distributed in the order discussed above. If no proceeds are derived from such deemed liquidation events, the Series B preferred shareholders shall have the right to require the Company to repurchase all or any of the outstanding Series B preferred shares at the original issue price.

1)
Any consolidation or merger of the Company or other corporate reorganization, in which the shareholders of Company own less than a majority of the voting power of the Company or surviving company, after such consolidation, merger or reorganization

2)
A sale of other disposition of all or substantially all of the assets of the Company or the Group

3)
A transfer or an exclusive licensing of all or substantially all of the intellectual property of the Company

However, all liquidation events or deemed liquidation event have to be approved by a special resolution passed by a duly convened general meeting of the Company, which require presence of a representative from the common shareholders, a representative from Series A-1 preferred shareholders and a representative from Series B preferred shareholders. Accordingly, the Company determined that the deemed liquidation events are within the control of the Company and the Series B preferred shareholders do not have control of the Company. Therefore, the deemed liquidation events do not preclude the Series B preferred shares from being classified within permanent equity.

Voting rights

The holders of the Series A, Series A-1, Series B and Series C preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series A, Series A-1, Series B and Series C preferred shares are convertible.

Conversion rights

Each share of the Series A, Series A-1, Series B and Series C preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. In addition, each share of the Series A, Series A-1, Series B and Series C preferred shares would automatically be converted into common shares of the Company upon (i) an underwritten public offering of the company's shares on major stock exchanges, including Nasdaq Global Market that results in proceeds to the Company of at least USD 50 million ("QIPO") or (ii) upon written notice to convert given to the Company by the holders of a majority of such class or series of preferred shares in issue, in each case voting as a separate class on an as converted basis, as applicable.

At the time of issuance, the Series A preferred shares issued to one of the shareholders in 2005 contained a beneficial conversion feature of USD 54 thousand and the amount was charged to retained earnings in 2005 as a deemed dividend.

At the time of anti-dilution, the Series C preferred shares anti-diluted in 2012 contained a beneficial conversion feature of USD 286 thousand and the amount was charged to retained earnings in 2012 as a deemed dividend. There were no beneficial conversion features for the other issuance.

In April, 2011, the Company removed the USD 50 million threshold from the definition of QIPO. The removal of the threshold is not expected to have a significant impact to the financial statements of the Company.

None of the preferred shares are redeemable at the holders' option.

Modification

Upon issuance of Series D preferred shares in January 2012 as discussed in note 13, the Company adjusted the Series C conversion price from USD5.24 to USD4.14 per share; and obtained an exclusive option to purchase at any time within 12 months after the date of the conversion for all, but not less than all, of Series C preferred shares at the purchase price of USD4.607 per common share. The Series C conversion price could be adjusted for any share dividends, sub-division and consolidation, and unpaid dividend. As a result of this modification, the Company will issue a total of 7,248,293 common shares on a fully-converted basis of the original 5,728,264 Series C preferred shares when the conversion right is exercised by the holder. Other terms of the Series C preferred shares including the original liquidation rights remained unchanged.

The Company concluded that the downward conversion price adjustment from USD 5.24 to USD 5.13 is in accordance with the anti-dilution clause in the original Series C financing agreement. The incremental downward price adjustment from USD 5.13 to USD 4.14 and the right to an exclusive purchase option are accounted for as modifications of the terms of Series C preferred shares. The incremental value contributed by the Series C preferred shareholder amounted to USD 2,905 thousand and was deemed to be a wealth transfer between the preferred shareholder and common shareholders and the amount was charged to additional paid-in capital.

In determining the accounting for the modification of the Series C preferred shares, the Group also relied on, in part, a valuation report retrospectively prepared by an independent valuer based on data provided by the Group. The valuation report provided the Group with guidelines in determining the fair value, but the determination was made by the Group. Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation". The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices determined based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of the Group's equity securities. The anticipated timing is based on the plans of management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The Group estimated the volatility of its shares to range from 55.36% to 59.91% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

16.  Non-controlling interest

Non-controlling interest includes the interest owned by a shareholder of the Company in a subsidiary of the consolidated VIE.

In February 2010, Shenzhen Xunlei set up a new subsidiary named Xunlei Games Development (Shenzhen) Co., Ltd ("Xunlei Games") and holds 70% of its equity interests. A shareholder of the Company contributed RMB 3,000 thousand (equivalent to USD439 thousand) and holds 30% equity interests in Xunlei Games, which was accounted for as a non-controlling interest of the Group.

17.  Share-based compensation

2010 share incentive plan

During the years presented, the Company granted share options to employees, officers and directors of the Group. There were no options granted to non-employees as of December 31, 2011, 2012 and 2013.

These options were granted with exercise prices denominated in the USD, which is the functional currency of the Company. The maximum term of any issued stock option is seven or ten years from the grant date. Stock options granted to employees and officers vest over a four-year schedule as stated below:

(1)
One-fourth of the options shall be vested upon the first anniversary of the grant date;

(2)
The remaining three quarters of the options shall be vested on monthly basis over the next thirty-six months. ( 1/48 of options shall be vested per month subsequently)

Stock options granted to directors were subject to a vesting schedule of approximately 32 months.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period.

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan ("the 2010 Plan"). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group's business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of December 31, 2013 is 5,850,052.

The following table summarizes the stock option activity for the years ended December 31, 2011, 2012 and 2013:

	Number of shares	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)

Outstanding, December 31, 2010	28,127,770	0.77		5.02	78,654
Granted	2,204,916	3.77	2.50
Forfeited	(1,030,704)	2.75
Exercised (note a)	(8,410,200)	—

Outstanding, December 31, 2011	20,891,782	1.30		3.87	43,068
Granted	320,000	2.73	1.59
Forfeited	(989,120)	1.72

Outstanding, December 31, 2012	20,222,662	1.30		2.82	40,788
Granted	1,076,761	3.33	1.27
Forfeited	(326,647)	3.32

Outstanding, December 31, 2013	20,972,776	1.37	—	2.03	39,420
Vested and expected to vest at December 31, 2013	20,701,286	1.32	0.40	1.89	41,014
Exercisable at December 31, 2013	19,382,156	1.17	0.31	1.67	40,771

note a—Given that these options were granted with a zero exercise price, the Company did not receive any cash proceed.

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company's historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 20% for employees and nil for directors and advisors.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company's common shares as of December 31, 2012 and 2013 and the exercise price.

Total fair values of options vested as of December 31, 2012 and 2013 were USD4,721 thousand and USD6,271 thousand, respectively.

As of December 31, 2012 and 2013, there were USD3,398 thousand and USD2,803 thousand of unrecognized share-based compensation costs related to stock options, which were expected to be recognized over a weighted-average vesting period of 2.82 and 2.66 years, respectively. To the extent the actual forfeiture rate is different from the Company's estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the years ended December 31, 2011, 2012 and 2013 were estimated using the following assumptions:

Options granted to employees

Years ended December 31,	2011	2012	2013

Risk-free interest rate(1)	1.32% to 2.26%	0.67% to 0.92%	0.77% to 1.76%
Dividend yield(2)	—	—	—
Volatility rate(3)	50.3% to 51.4%	53.9% to 54.5%	43.8% to 51.3%
Expected term (in years)(4)	4.58	4.58	4.58

(1)   The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.

(2)   The Company has no history or expectation of paying dividends on its common shares.

(3)   Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)   The expected term is developed by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan ("the 2013 Plan"). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group's business. The Group appointed Leading Advice Holdings Limited ("Leading Advice"), a BVI company owned by the Group's chairman and chief executive officer for no consideration, to administer the plan and is the Administrator. Leading Advice has no activities other than administering the plan and does not have employees.

On behalf of the Group, the Administrator has the authority to select the eligible participants to whom awards will be granted: determine the types of awards and the number of shares covered: establish the terms, conditions and provisions of such awards; cancel or suspend awards; and, accelerate the exercisability of awards. The Administrator is authorized to interpret the 2013 Plan; to establish, amend, and rescind any rules and regulations relating to the 2013 Plan; to determine the terms of agreements entered into with recipients under the

2013 Plan; and, to make all other determinations that may be necessary or advisable for the administration of the 2013 Plan. In the event of any disagreement between the Group and Leading Advice, the Group's decision shall be final and binding.

In November 2013, the Company issued 9,073,732 common shares to Leading Advice. Although the shares were legally issued to Leading Advice, Leading Advice does not have any of the rights of a typical common share holder. Leading Advice 1) is not entitled to dividends 2) does not have the right to vote prior to vesting and 3) does not have the right to sell the unvested portion of the awards or awards that have not been granted. In addition, upon 1) the liquidation of Leading Advice 2) the dissolution of Leading Advice and 3) the expiration of the 2013 Plan, common shares not granted as awards shall be transferred back to the Group at no consideration. Shares not granted at the closing of a QIPO will still be held by Leading Advice on behalf of the Company. Given the structure of this arrangement, while the common shares have been legally issued, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, the 9,073,732 common shares issued to Leading Advice are accounted as treasury shares until these common shares are earned by the senior management for service provided to the Group.

The Group will record compensation expense for shares over the vesting period.

For the awards that have been granted and become vested, Leading Advice will hold shares for the grantees' benefit and exercise the voting rights on their behalf. The grantees will be entitled to dividends and have the right to request Leading Advice to transfer vested award to a transferee designated by the grantees. Shares that have been granted and are vested will continue to be held by and voting rights exercised by Leading Advice on behalf of the grantee at the closing of a QIPO.

Before the closing of a QIPO, the Company will have a "right of first refusal" with respect to any proposed transfer of vested restricted shares. After the closing of a QIPO, vested restricted shares may not be sold or transferred for a period of six months or a period of time determined by the underwriter (the "lock up period"). If the grantee terminates its employment prior to the closing date of a QIPO and a trade sale, the Group will have the right to acquire the vested restricted shares from the senior officer at a market price as determined by third-party valuation experts.

The Group has considered whether Leading Advice is a variable interest entity and, if so, whether the Group is the primary beneficiary. The Group concluded that it is not the primary beneficiary of Leading Advice.

Upon the closing of a QIPO, the 2013 Plan will be administered by the Company's board of directors or the compensation committee of the board of directors formed in accordance with applicable exchange rules.

Under the 2013 Plan, the maximum number of restricted shares that may be granted is 9,073,732 shares.

As of December 31, 2013, 8,095,238 restricted shares were granted to a few senior officers. 7,240,833 of these restricted shares will vest over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third, and fourth anniversary of the grant date, respectively. Upon a QIPO, the Administrator, on behalf of the Group, may immediately accelerate the vesting of the restricted shares. If the restricted shares are accelerated, it will be considered vested as of the date specified by the Administrator, and however, the Company has no plan to accelerate the vesting of the restricted shares upon a QIPO. The remaining 854,405 restricted shares granted will vest over a four-year schedule as stated below:

1)
One-fourth of the restricted shares shall vest on the earlier of: (i) the first anniversary of the grant date, or (ii) upon a QIPO;

2)
The remainder three quarters of the restricted shares shall vest in equal instalments on a monthly basis over a thirty-six month vesting period afterwards.

A summary of the restricted shares activities for the years ended December 31, 2011, 2012 and 2013 is presented below:

(In thousand)	Number of RSUs	Weighted-Average Grant-Date Fair Value

Unvested at January 1, 2013:	—	—
Granted	8,095,238	3.15
Vested	—	—
Forfeited	—	—
Unvested at December 31, 2013	8,095,238	—

Vested and expected to vest at December 31, 2013	6,880,952

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of December 31, 2013, total unrecognized compensation expense relating to the restricted shares was USD 24,706 thousand. No restricted shares were issued to non-employees. Total compensation costs recognized for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Years ended December 31,
(In thousand)	2011	2012	2013

Sales and marketing expenses	73	46	43
General and administrative expenses	1,128	1,102	1,080
Research and development expenses	898	1,085	973

Total	2,099	2,233	2,096

18.  Basic and diluted net (loss) / income per share

Basic and diluted net (loss) / income per share for the years ended December 31, 2011, 2012 and 2013 are calculated as follows:

	Years ended December 31,
(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)
	2011	2012	2013

Numerator:
Net (loss) / income attributable to Xunlei Limited	(10)	503	10,662
Beneficial conversion feature of Series C convertible preferred shares from their modifications	—	(286)	—
Deemed contribution from Series C preferred shareholders	—	2,979	—
Accretion to convertible redeemable preferred shares redemption value	—	(3,509)	(4,300)
Allocation of net income to participating preferred shareholders		—	(4,094)

Numerator of basic net (loss) / income per share	(10)	(313)	2,268

Dilutive effect of warrant	—	—	(1,531)
Dilutive effect of preferred shares	—	—	—
Numerator for diluted (loss) / income per share	(10)	(313)	737
Denominator:
Denominator for basic net (loss) / income per share-weighted average shares outstanding	59,143,208	61,447,372	61,447,372
Dilutive effect of warrants	—	—	2,218,935
Dilutive effect of share options and restricted shares	—	—	12,399,591

Denominator for diluted net (loss) / income per share	59,143,208	61,447,372	76,065,898
Basic net (loss) / income per share	(0.00)	(0.01)	0.04
Diluted net (loss) / income per share	(0.00)	(0.01)	0.01

The following common shares equivalent were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years ended December 31,
	2011	2012	2013

Preferred shares—weighted average	98,307,870	110,083,912	110,953,534
Share options—weighted average	2,399,154	2,240,681	2,513,017

19.  Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group

Zhuhai Qianyou	Equity investment of the Group
Guangzhou Shulian Information Technology, Co., Ltd. ("IDG Guangzhou")	Shareholder of the Group
Hao Cheng	Co-founder and shareholder of the Group
Leading Advice Holdings Limited	Company owned by a Co-founder and shareholder of the Group

During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	Years ended December 31,
(In thousand)	2011	2012	2013

Game sharing costs paid and payable to Zhuhai Qianyou (note a)	—	1,041	1,760
Repayment to IDG Guangzhou	(50)	—	—
Advance to Hao Cheng	—	—	85

note a—The Company obtained an exclusive game operation right from Zhuhai Qianyou, which is specialized in developing online games. According to the agreement, the Company will share revenues derived by the licensed games with Zhuhai Qianyou.

In November 2013, the Company issued 9,073,732 common shares to Leading Advice, a company owned by the Group's chairman and chief executive officer. The issurance of common shares was to facilitate the administration of the 2013 Plan. Please refer to note 17 for more information.

As of December 31, 2011, 2012 and 2013, the amount due to a related party was as follows:

(In thousand)	December 31, 2011	December 31, 2012	December 31, 2013

Amounts due to related parties
Accounts payable to Zhuhai Qianyou	—	313	225

(In thousand)	December 31, 2011	December 31, 2012	December 31, 2013

Amounts due to related parties
Other receivable from Hao Cheng	—	—	85

20.  Taxation

(i)
Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)
PRC Enterprise Income Tax ("EIT")

Giganology Shenzhen, the VIE and its subsidiaries which were established in the Shenzhen Special Economic Zone, the PRC were all subject to EIT at a rate of 15% before 2008. On March 16, 2007, the PRC National People's Congress promulgated the New Enterprise Income Tax Law (the "New EIT Law"), which became effective on January 1, 2008, adopting a unified EIT rate of 25%. In addition, the New EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the New EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the "Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which established in the Shenzhen Special Economic Zone before March 16, 2007, was 24%, 25% and 25% for the years 2011, 2012 and 2013, respectively.

As approved by the relevant local tax authority, Giganology Shenzhen was further exempt from EIT for two years commencing from its first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years ("2-year Exemption and 3-year 50% Reduction") as a software enterprise. The first year of profit operation of Giganology Shenzhen was 2006. According to new EIT Law, Giganology Shenzhen could still enjoy the tax holidays which were grandfathered by the New EIT Law.

Accordingly, the applicable EIT rates for Giganology Shenzhen were 24%, 25% and 25% for the years ended December 31, 2011, 2012 and 2013, respectively.

On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise ("HNTE") status under the New EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%.

In April 2009, the State Administration for Taxation ("SAT") issued Circular Guoshuihan [2009] No. 203 ("Circular 203") stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. In addition, an entity which qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.

In February 2011, Shenzhen Xunlei obtained the HNTE certificate with effect from January 1, 2011.

According to a policy promulgated by the State tax bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year ("Super Deduction"). Shenzhen Xunlei has been claiming such Super Deduction in ascertaining its tax assessable profits from 2009 onwards. In addition, approved by the relevant local tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities, accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards.

In December 2013, Shenzhen Xunlei obtained the certificate of Key Software Enterprise for the years ended December 31, 2013 and 2014, which enabled Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year 2013. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2011, 2012 and 2013 were 0%,12.5% and 10% respectively.

The subsidiaries and VIE's subsidiaries, which were established after January 1, 2008, were subject to EIT at a rate of 25%.

Xunlei Computer was established in 2011 in the Shenzhen Special Economic Zone, the PRC. As approved by the relevant tax authority in June 2013, Xunlei Computer was further exempt from EIT for two years commencing from its first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years ("2-year Exemption and 3-year 50% Reduction"). The first year of profit operation of Xunlei Computer is 2013.

Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax ("WHT") on dividends is 10%, unless a foreign investor's tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules.). The 10% WHT is applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of these two companies derived after January 1, 2008. Up to December 31, 2013, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that it has no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries' undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued and required to be accrued as of December 31, 2012 and 2013. The undistributed earnings from the Group's PRC entities as of December 31, 2012 and 2013 amounted to USD19,273 thousand and USD31,385 thousand, respectively. An estimated foreign withholding taxes of USD1,977 thousand and USD3,138 thousand would be due if these earnings were remitted as dividends as of December 31, 2012 and 2013, respectively.

Moreover, the current EIT Law treats enterprises established outside of China with "effective management and control" located in the PRC as PRC resident enterprises for tax purposes. The term "effective management and control" is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2013, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	Years ended December 31,
(In thousand)	2011	2012	2013

Current income tax expenses	—	2,362	175
Deferred income tax benefits	(1,783)	(123)	(822)

Taxation for the year	(1,783)	2,239	(647)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2011	2012	2013

Aggregate dollar effect (in thousand)	1,118	2,073	4,638
Per share effect—basic	0.02	0.03	0.08
Per share effect—diluted	0.02	0.03	0.06

The reconciliation of total tax (benefit)/expense computed by applying the respective statutory income tax rate to pre-tax (loss)/income is as follows:

	Years ended December 31,
	2011	2012	2013

Income tax (benefit)/expense at PRC statutory rate (based on statutory tax rate applicable to enterprises in Shenzhen, China)	(431)	655	2,433
Expiration and utilisation of tax loss	—	—	31
Effects of differences in tax rates in different jurisdictions applicable to certain PRC entities of the Group	(5)	—	—
Effects of differences in tax rates in different jurisdictions applicable to entities of the Group outside of the PRC	1,038	2,074	667
Non-deductible expenses	127	53	102
Effect of Super Deduction available to Shenzhen Xunlei	—	(2,274)	(1,763)
Effect of tax holiday available to Shenzhen Xunlei	(1,118)	(2,073)	(4,638)
Change in valuation allowance of deferred tax assets	37	6	—
Effect on deferred tax assets due to change in tax rates	(2,830)	(437)	1,764
Outside basis difference arising from the VIE and its subsidiaries in the PRC	1,402	4,217	713
Others	(3)	18	44

Income tax (benefit)/expense	(1,783)	2,239	(647)

The tax effects of temporary differences that give rise to the deferred tax asset and liability balances at December 31, 2012 and 2013 are as follows:

(In thousand)	December 31, 2012	December 31, 2013

Deferred tax assets, current portion:
Net operating loss carried forward (Note a)	46	50
Amortization of intangible assets arising from intragroup transactions (Note b)	84	69
Amortization of Content Copyrights (Note c)	787	1,033
Impairment of online game licenses	—	33
Valuation allowance	(43)	—

Deferred tax assets, current portion, net	874	1,185

Deferred tax assets, non-current portion:
Net operating loss carried forward (Note a)	1,269	3,676
Allowance for doubtful accounts	1,181	1,311
Amortization of intangible assets arising from intragroup transactions (Note b)	338	175
Impairment of online game licenses	—	49
Amortization of Content Copyrights (Note c)	5,124	4,219

Deferred tax assets, non-current portion, net	7,912	9,430

Deferred tax liability, non-current portion:
Outside basis difference (Note d)	(7,361)	(8,074)

Note a: As of December 31, 2013, the Group had tax loss carryforwards of USD14,908 thousand, which can be carried forward to offset future taxable income. The net operating tax loss carryforwards will begin to expire as follows:

(In thousand)

2014	202
2015	1,264
2016	1,791
2017	1,978
2018	9,673

14,908

Note b: Before 2008, Giganology Shenzhen sold several self developed software at a market valuation of approximately RMB42 million to Shenzhen Xunlei. Shenzhen Xunlei was entitled to capitalize the amounts as intangible assets for tax purposes and the respective amortization charges could be entitled to claim tax deduction. As a result, this transaction had created a temporary difference between the accounting base (on a group basis) and the tax base (on Shenzhen Xunlei standalone basis) and led to origination of a deferred tax asset.

Note c; As mentioned in Note 2(k), the Group adopts certain accelerated amortization methods for amortization of certain Content Copyrights for accounting purposes, while straight- line method is adopted for PRC tax reporting. Accordingly, the differences have led to origination of temporary differences.

Note d: The deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in the future periods, amounted to USD 29,447 thousand and USD 32,296 thousand as of December 31, 2012 and 2013, respectively. The Group did not provide for such deferred tax liability in its historical financial statements for the year ended 31 December 2010 that was prepared in 2011. Accordingly, the retained earnings have been revised and the brought forward balance as of 1 January, 2011 has been reduced by USD 1,743 thousand to reflect such a liability as of 31 December 2010.

Movement of valuation allowance is as follows:

	Years ended December 31,
(In thousand)	2011	2012	2013

Beginning balance	—	(37)	(43)
Additions	(37)	(6)	—
Write-off	—	—	43

Ending balance	(37)	(43)	—

Valuation allowances had been provided against the net deferred tax assets because it is more likely than not that all of the deferred tax asset will not be realized. As of December 31, 2011 and 2012, the valuation allowance was provided because Xunlei Nanjing was in a loss position. As of December 31, 2013, valuation allowance was written off due to the termination of the business of Xunlei Nanjing.

As of December 31, 2013, the tax returns of the Group's subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

21.  Fair value measurements

Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. Although adoption did not impact the Group's consolidated financial statements, ASC 820-10 requires additional disclosures to be provided on fair value measurements.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace or based on quoted price in markets that are not active

Level 3—Unobservable inputs which are supported by little or no market activity and are significant to the overall fair value measurement

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2012 and 2013.

	Fair value measurements as at December 31, 2012
(In thousand)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)

Cash equivalent: time deposits	5,978	—	5,978	—
Short term investments
Investments in financial instruments	6,523	—	6,523	—
Warrant liabilities	(3,717)	—	(3,717)	—

	8,784	—	8,784	—

	Fair value measurements as at December 31, 2013
(In thousand)	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant observable inputs (Level 3)

Cash equivalent: time deposits	30,892	—	30,892	—
Short term investments:
Time deposits	9,695	—	9,695	—
Investments in financial instruments	31,298	—	31,298	—
Warrant liabilities	(2,186)	—	(2,186)	—

	69,699	—	69,699	—

22.  Other income, net

	Years ended December 31,
(In thousand)	2011	2012	2013

Subsidy income	650	1,621	1,393
Fair value changes of warrants liabilities (note 13)	—	(710)	1,531
Investment income from short-term investments	—	2	1,847
Exchange gain/(losses)	754	(351)	(252)
Others	11	2	160

	1,415	564	4,679

23.  Commitments and contingencies

Rental commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including any free rental periods.

Total office rental expenses under all operating leases were USD 2,017 thousand, USD 2,390 thousand and USD 2,786 thousand for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of December 31, 2013:

(In thousand)

2014	2,115
2015	1,400
2016	935
2017 and thereafter	7

4,457

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs under all operating leases were USD 11,543 thousand, USD 22,211 thousand and USD 35,454 thousand for the years ended December 31, 2011, 2012 and 2013.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of December 31, 2013:

(In thousand)

2014	10,859
2015	2,954
2016 and thereafter	—

13,813

Capital commitments

As at December 31, 2013, the Group had irrevocable purchase obligations for certain copyrights and online game licenses that had not been recognized in the amount of USD 5,882 thousand and USD 5,150 thousand, respectively.

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group's business practices, which could impact the Group's future financial results. The Group had incurred USD 641 thousand, USD 760 thousand and USD 263 thousand legal and litigation related expenses for the years ended December 31, 2011, 2012 and 2013, respectively.

Up to March 21, 2014, the Group had 17 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB20.3 million (USD3.3 million) which occurred before December 31, 2013. Of the 17 pending lawsuits, 13 lawsuits were relating to the alleged copyright infringement in the PRC and the remaining 4 were relating to the Xunlei Kankan and online game business which is not related with copyright infringement.

The Group had accrued for USD 288 thousand litigation related expenses in "Accrued expenses and other liabilities" in the consolidated balance sheet as of December 31, 2013.

Out of the 13 lawsuits for the alleged copyright infringement, 8 lawsuits involved Gougou, a digital media content search engine previously owned by the Group. Although the Group is named defendant in these cases, the Group sold the Gougou website and related intellectual property rights in 2010 to an unaffiliated third party, who has agreed to assume all present and future Gougou-related intellectual property liabilities, including liabilities incurred in connection with these lawsuits. The indemnity provided by this unaffiliated third party has not been factored into the Group's accrual of the litigation related expenses. The remaining 5 lawsuits were relating to online video services the Group provided on Xunlei Kankan and the Xunlei Accelerator.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group's legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 17 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses.

Subsequent to December 31, 2013, there were additional claims mainly related to alleged copyright infringement and employment contract dispute made in the ordinary course of business against the Group. The Group has assessed that none of these claims that occurred between January 1, 2014 to March 21, 2014 will result in the amount accrued materially different from the range of reasonably possible losses in the consolidated financial statements of the Group.

24.  Certain risks and concentration

PRC regulations

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. Specifically, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%. The Group conducts its operations in China principally through contractual arrangements among Giganology Shenzhen, its wholly-owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct its resource discovery network, online video, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of its operations in China. The Company conducts all of its operations in China through, Shenzhen Xunlei, a variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. If the Company had direct ownership of Shenzhen Xunlei, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on Shenzhen Xunlei and its shareholders' performance of their contractual obligations to exercise effective control. In addition, its operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen's unilateral termination right. None of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date.

Further, the Group believes that the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders are in compliance with PRC law and are legally enforceable. However, the Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group's legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company's ability to conduct business in the PRC. The PRC government may also require the Company to restructure the Group's operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group's business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Giganology Shenzhen or Shenzhen Xunlei.

As of December 31, 2013, the aggregate retained earnings and distributable reserves of VIE and VIE's subsidiaries was approximately USD 32,296 thousand (2012:USD 29,447 thousand), which has been included in the consolidated financial statements.

As stated above, Shenzhen Xunlei holds assets that are important to the operation of the Group's business, including patents for proprietary technology, related domain names and trademarks. If Shenzhen Xunlei or its subsidiaries falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct its business activities in China, which could have a material adverse effect on the Group's future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of Shenzhen Xunlei and its subsidiaries.

Shenzhen Xunlei and its subsidiaries' assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIE and its subsidiaries are included in "copyrights related to content, current portion", "property and equipment, net" and "intangible assets, net" in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of licenses, patents, trademarks, and domain names which are not recorded in the financial statement as it didn't meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIE and its subsidiaries the right to produce and broadcast internet, radio, and television programs. One of them is the ICP license as described in note 1.

As of December 31, 2013, Shenzhen Xunlei and its subsidiaries held patents granted in the PRC and in the United States. Presently, patent applications are being examined by the State

Intellectual Property Office of the PRC and also patent application is being reviewed by the United States Patent and Trademark Office.

As of December 31, 2013, Shenzhen Xunlei and its subsidiaries have applied to register trademarks, of which the Company has received registered trademarks in different applicable trademark categories including trademark registered with the United States Patent and Trademark Office and trademark registered with World Intellectual Property Organization.

As of December 31, 2013, Shenzhen Xunlei held one domain name that was recognized as an intangible asset and other domain names that are not recorded in the financial statements.

The following consolidated financial information of the Group's VIE and its subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
(In thousand)	2012	2013

Current assets:
Cash and cash equivalents	20,259	50,663
Short-term investments	6,523	31,298
Accounts receivable, net	51,915	35,592
Due from related parties	—	85
Deferred tax assets	745	750
Prepayments and other current assets	7,459	11,403
Copyrights related to content, current portion	12,704	14,230
Total current assets	99,605	144,021

Non-current assets:
Equity method investments	1,488	2,949
Deferred tax assets	5,746	6,756
Property and equipment, net	14,525	20,116
Intangible assets, net	10,455	13,083
Prepayments for content copyrights	2,472	2,483
Other long-term prepayments	299	2,554
Total non-current assets	34,985	47,941

Total assets	134,590	191,962

Current liabilities:
Accounts payables	36,896	62,603
Due to a related party	313	225
Deferred revenue, current portion	16,117	29,352
Income tax payable	2,372	2,581
Accrued liabilities and other payables	36,576	49,265
Total current liabilities	92,274	144,026

Non-current liabilities:
Deferred revenue, non-current portion	2,071	2,610
Deferred government grant	5,194	6,580
Total non-current liabilities	7,265	9,190

Total liabilities	99,539	153,216

	Years ended December 31,
(In thousand)	2011	2012	2013

Net revenue	81,902	140,532	174,594
Net income	3,507	14,637	1,368

	Years ended December 31,
(In thousand)	2011	2012	2013

Net cash provided by operating activities	11,013	59,379	92,580
Net cash used in investing activities	(29,538)	(33,675)	(66,243)
Net cash provided by / (used in) financing activities	23,740	(20,632)	2,487

	5,215	5,072	28,824

Foreign exchange risk

The Group's financing activities are denominated mainly in the USD. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into the RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of the RMB into other currencies. The revenues and expenses of the Company's subsidiaries, consolidated VIE and its subsidiaries are generally denominated in the RMB and their assets and liabilities are denominated in the RMB.

Concentration of customer risk

The top 10 customers accounted for 26%, 20% and 14% of the net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

Credit risk

As of December 31, 2012 and 2013, substantially all of the Group's cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

25.  Subsequent events

The Group evaluated subsequent events through May 23, 2014, which is the date when the consolidated financial statements were issued.

Share options grant (Unaudited)

From January 1, 2014, to May 23, 2014, the Group granted a total of 492,000 share options to certain its employees with exercise price ranging from USD2.93 to USD3.97. The share options have a vesting schedule of 4 years. The Group expects to record the related share based compensation expense of approximately USD 0.5 million over the vesting period.

Restricted shares grant (Unaudited)

From January 1, 2014, to May 23, 2014, 2,100,000 restricted shares had been granted to certain executive officers or employees of the Group. The Group expects to record the related share based compensation expense of approximately USD 6.4 million over the vesting period.

Series E preferred shares financing

In March 2014, the Company issued and allotted 70,975,491 Series E preferred shares at a purchase price of approximately USD2.8 per share to a third party investor (the "Series E Investor"). The Company received proceeds of approximately USD200 million from the Series E investor.

Within three months after the closing, the Series E Investor will have the right to purchase, or designate any other person(s) to purchase, an additional number of 35,487,746 Series E preferred shares at approximately USD2.8 per share. Concurrent with the closing of this issuance, the Company issued warrants to the Series E Investor with an exercise price of approximately USD2.8 per share. If the Company is unable to complete an initial public offering by December 31, 2014, then such warrants are exercisable at the Series E Investor's option starting from January 1, 2015 and ending on March 1, 2015.

In relation to the closing of this issuance, the Company also issued warrants to an existing preferred shares investor ("Existing Investor") with an exercise price of approximately USD2.8 per share upon the closing of the Series E Investor's subscription. Such warrants are exercisable at the Existing Investor's option no later than the pricing date of an initial public offering or March 1, 2015, whichever is earlier.

The issuance of Series E preferred shares triggered the anti-dilution rights of a Series C preferred shareholder and a Series D preferred shareholder. As a result, the Company adjusted the conversion price of the Series C preferred shares of this holder from USD4.14 to approximately USD3.64, and the conversion price of Series D preferred shares of this holder from USD3.544 to approximately USD2.86.

Within three months after the closing of the Series E preferred shares, a few of the Company's executive officers have the right to purchase, or designate any third party to purchase, certain number of restricted shares of the Series E Investor's own shares with a total subscription price of not more than USD 20 million.

Guozhi investment (Unaudited)

In February 2014, the Group paid USD 738 thousand as the consideration to acquire 21% equity interests in Shanghai Guozhi Electronic Technology Co., Ltd., a company which hosts an internet platform for online users to share information relating to the TV set-top boxes industry in the PRC. As of May 23, 2014, this acquisition has yet to close.

Expiration of the Series D warrants

In the first quarter of 2014, the warrants to purchase 2,218,935 Series D preferred shares at USD 3.38 per share held by certain investor expired.

Repurchase transactions (unaudited)

On April 15, 2014, the Company repurchased from Skyline 469,225 common shares, 27,180 Series A preferred shares, 591,451 Series A-1 preferred shares, 725,237 Series B preferred shares and 3,808,943 Series D convertible redeemable preferred shares at a consideration of approximately USD24,276 thousand.

On April 24, 2014, the Company repurchased from a number of existing shareholders the following common and preferred shares for a total consideration of USD49,808 thousand. The Company repurchased the following common and preferred shares at a per share price of USD2.82, equal to the issuance price of the Series E preferred shares:

•
10,334,679 common shares from Vantage Point Global Limited (Founder's company) for USD29,121 thousand;

•
3,860,733 common shares from Aiden & Jasmine Limited (Co founder's company) for USD10,879 thousand;

•
450,000 Series A preferred shares from Bright Access International Limited for USD1,268 thousand;

•
2,921,868 Series B preferred shares from Fidelity Asia Ventures Fund L.P. for USD8,233 thousand;

•
108,960 Series B preferred shares from Fidelity Asia Principals Fund L.P. for USD307 thousand;

For accounting purposes, the Company determined the per share fair value of the common shares, Series A preferred shares, and Series B preferred shares to be USD3.13, USD3.13, and USD3.19, respectively, on April 24, 2014, the date of repurchase. The repurchase price of USD2.82 was mutually negotiated at the time of the repurchase transactions. There were no other arrangements with the selling shareholders other than the exchange of Xiaomi options for transfer restrictions as described above. The selling shareholders were willing to sell its common and preferred shares at the USD2.82 per share price as it would provide them with as a form of liquidity. For the common shares repurchased, the Company charged the excess of the purchased price over the par value to additional paid in capital. For the preferred shares repurchased, the Company charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retain earnings is zero.

On the same day, April 24, 2014, the Company transferred a total of 14,195,412 repurchased common shares to Leading Advice for future issuance of restricted shares under the Company's 2014 Plan and cancelled the remaining repurchased shares. While the common shares have been transferred to Leading Advice, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, these shares issued to Leading Advice are accounted as treasury shares.

Tranche 2 Series E preferred shares financing (unaudited)

On April 24, 2014, the Company issued Series E convertible redeemable preferred shares (the "Series E Tranche 2 Preferred Shares") to three investors (the "Series E Tranche 2 Investors") to subscribe 39,037,382 Series E Tranche 2 Preferred Shares for a total consideration of USD110 million. Two of the three investors exercised the Subscription Rights assigned to them by the Series E Investor to purchase USD100 million while the third investor purchased the remaining USD10 million. Upon the exercise of the Subscription Rights, the fair value of the warrant liability of USD 29,223 thousand was derecognized. The issuance to the third investor contains a beneficial conversion feature of USD1,109 thousand and the amount is initially recognized in APIC and will be amortized to retained earnings or in the absence of retained earnings, by charge against additional paid-in capital as a deemed dividend. No beneficial conversion feature is recorded for the issuance to the two investors because the adjusted conversion price of USD3.66 is higher than the Company's common share fair value of USD3.13 at the time of the issuance. Issuance cost of USD57 thousand was recognized as a reduction of the Series E preferred shares carrying value. The net carrying amount of the Series E Tranche 2 Preferred Shares will be reported at USD138,053 thousand after taking into consideration the aggregate impact of the aforementioned items. The Series E preferred shares will also be classified within the mezzanine equity section since the preferred shares are only contingently redeemable by the holder four years after issuance date.

The issuance of the Tranche 2 Series E Preferred Shares triggered the anti-dilution rights of a Series C preferred shareholder and a Series D preferred shareholder. As a result, the Company adjusted the conversion price of the Series C preferred shares of this holder from USD3.64 to approximately USD3.63, and the conversion price of Series D preferred shares of this holder from USD2.8613 to approximately USD2.8599.

The downward conversion price adjustment was carried out in accordance with the anti-dilution clause in the original Series C and D financing agreement. As a result of this adjustment the Series C preferred shares contain a beneficial conversion feature of USD1 thousand and the amount will be charged to retained earnings as a deemed dividend. There is no beneficial conversion feature for the Series D preferred shares after the conversion price adjustment.

2014 share incentive plan (unaudited)

In April2014, the Group adopted a share incentive plan, which is referred to as the 2014 Share Incentive Plan ("the 2014 Plan"). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group's business. Une the 2014 Plan, the maximum number of restricted shares that may be granted is 14,195,412 shares to certain officers, directors or employees of, or advisors or consultants to the Company and its subsidiaries and consolidated affiliated entities. As of May 23, 2014, no restricted shares were granted under the 2014 plan.

Partial disposal of an equity investment (unaudited)

In May 2014, Guangzhou Yuechuan, an equity method investee held by the Group, issued new shares to a number of third parties for a total consideration of RMB18 million. As a result of the transaction, the Group's ownership interest in Guangzhou Yuechuan decreased from 23.4% to 19.1%. The Group concluded it to be an efficient deposal of part of the equity investment. The Company records a gain of USD1.9 million arising from the sale of shares by the investee to third parties at a price in excess of the per share carrying value of the shares owned by the Company in the second quarter of 2014. The Group will continue to classify Guangzhou Yuechuan as an equity method investment because it retained significant influence through its one out of five seats on the board of directors.

26.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company's subsidiaries, VIE and VIE's subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, VIE and VIE's subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(z)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, VIE and VIE's subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 45,043 thousand and USD 49,171 thousand as of December 31, 2012 and 2013, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE's subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company's subsidiaries, VIE and a VIE's subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

27.  Unaudited pro forma earnings per share for conversion of preferred shares

The Series A, A-1, B, C and D preferred shares shall automatically be converted into common shares based on the then effective conversion ratio immediately prior to the closing of a firm commitment underwritten Qualified IPO, as defined in the relevant investment agreement. The conversion ratio of Series A, A-1, B and D Preferred Shares was 1 for 1, but the conversion ratio of Series C Preferred Shares was 1 for 1.265, due to the trigger of an anti-dilution clause in the original Series C investment agreement when the Series D Preferred Shares was issued, as described in note 15.
The pro forma financial information presented in the consolidated financial statements does not reflect the financial impact of the Series E preferred shares issuance.

The unaudited pro-forma income per share for the year ended December 31, 2013 after giving effect to the conversion of the Series A, A-1, B, C and D preferred shares into common shares as if the conversion occurred at January 1, 2013, respectively was as follows:

Years ended December 31, 2013

Numerator:
Net income attributable to common shareholders	2,268
Pro-forma effect of preferred shares	4,094
Accretion of series D	4,300
Pro-forma net income attributable to common shareholders—Basic	10,662

Fair value change of warrants	(1,531)
Pro-forma net income attributable to common shareholders—diluted	9,131

Denominator:
Denominator for basic and diluted calculation—weighted average number of common shares outstanding	61,447,372
Pro-forma effect of preferred shares	110,953,534
Denominator for pro-forma basic calculation	172,400,906

Dilutive common share options and restricted shares	12,399,591
Pro-forma effect of warrants	2,218,935
Denominator for pro-forma diluted calculation	187,019,432

Pro-forma basic net income per share attributable to common shareholders	0.06
Pro-forma diluted net income per share attributable to common shareholders	0.05

28.  Additional information: condensed financial statements of the Company

Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company records its investment in its subsidiaries, VIE and VIE's subsidiaries under the equity method of accounting.

Such investments are presented on the separate condensed balance sheets of the Company as "Long-term investments".

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2013.

Condensed balance sheets

(In thousand)	December 31, 2012	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	30,240	28,863
Due from subsidiaries and consolidated VIEs	25,078	25,859
Prepayments and other current assets	1,361	653

Total current assets	56,679	55,375

Non-current assets:
Intangible assets, net	2,434	1,017
Investments in subsidiaries and consolidated VIEs	50,978	67,009

Total assets	110,091	123,401

Liabilities
Current liabilities:
Accounts payable	1,460	807
Other payables	956	924
Warrants liabilities	3,717	2,186

Total liabilities	6,133	3,917

Commitments and contingencies
Mezzanine equity	35,990	40,290
Shareholders' equity
Series C convertible non-redeemable preferred shares	1	1
Series B convertible non-redeemable preferred shares	8	8
Series A-1 convertible non-redeemable preferred shares	9	9
Series A convertible non-redeemable preferred shares	7	7
Common shares	15	17
Other shareholders' equity	67,928	79,152

Total Xunlei Limited's shareholders' equity	67,968	79,194

Total liabilities, mezzanine equity and shareholders' equity	110,091	123,401

Condensed statements of operations

	Years ended December 31,
(In thousand)	2011	2012	2013

Revenues	—	—	—

Cost of revenues	(769)	(3,075)	(2,264)

Gross profit	(769)	(3,075)	(2,264)

Operating expenses
Research and development expenses	—	(1,369)	—
Sales and marketing expenses	—	(489)	(241)
General and administrative expenses	(2,400)	(1,315)	(972)

Total operating expenses	(2,400)	(3,173)	(1,213)

Operating loss	(3,169)	(6,248)	(3,477)

Interest income	191	1,089	706
Other income / (loss), net	752	(885)	1,651
Income from subsidiaries and consolidated VIEs	2,216	6,547	11,782

(Loss) / income before income tax	(10)	503	10,662
Income tax	—	—	—

Net (loss) / income	(10)	503	10,662
Net income attributable to the non-controlling interest	—	—	—

Net (loss) / income attributable to Xunlei Limited's common shareholders	(10)	503	10,662

Condensed statement of cash flows

	Years ended December 31,
(In thousand)	2011	2012	2013

Cash flows from operating activities
Net cash generated from operating activities	1,474	695	4,708
Cash flows from investing activities
Net cash used in investing activities	(9,734)	(37,302)	(3,843)
Cash flows from financing activities
Net cash generated from financing activities	29,400	35,488	(2,242)

Net increase / (decrease) in cash and cash equivalents	21,140	(1,119)	(1,377)
Cash and cash equivalents at beginning of year	10,219	31,359	30,240
Effect of exchange rates on cash and cash equivalents	—	—	—

Cash and cash equivalents at end of year	31,359	30,240	28,863

Xunlei Limited
Unaudited interim condensed consolidated balance sheets

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2013	March 31, 2014	Pro forma at March 31, 2014

Assets
Current assets:
Cash and cash equivalents	3	93,906	302,361	302,361
Short-term investments	4	40,993	32,339	32,339
Accounts receivable, net	5	35,275	29,083	29,083
Deferred tax assets		1,185	1,418	1,418
Due from related party	19	85	585	585
Prepayments and other current assets	6	6,319	6,601	6,601
Copyrights related to content, current portion	8	16,018	13,022	13,022

Total current assets		193,781	385,409	385,409

Non-current assets:
Long-term investments	9	2,949	2,867	2,867
Deferred tax assets		9,430	10,328	10,328
Property and equipment, net	7	20,208	21,410	21,410
Intangible assets, net	8	11,958	11,077	11,077
Prepayment for content copyrights	6	3,149	2,806	2,806
Other long-term prepayments and receivables	6	2,928	5,888	5,888

Total assets		244,403	439,785	439,785

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of 62,603 and 59,554 as of December 31, 2013 and March 31, 2014, respectively)		39,820	36,922	36,922
Due to a related party (including due to related party of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of 225 and 239 as of December 31, 2013 and March 31, 2014, respectively)	19	225	239	239

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2013	March 31, 2014	Pro forma at March 31, 2014

Deferred revenue, current portion (including deferred revenue, current portion of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of 29,352 and 29,583 as of December 31, 2013 and March 31, 2014, respectively)	10	29,352	29,583	29,583
Income tax payable (including income tax payable of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of 2,581 and 2,939 as of December 31, 2013 and March 31, 2014, respectively)		2,581	2,939	2,939
Accrued liabilities and other payables (including accrued liabilities and other payables of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of 49,265 and 41,251 as of December 31, 2013 and March 31, 2014, respectively)	11	33,407	31,278	31,278

		105,385	100,961	100,961

Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue, non-current portion of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of 2,610 and 2,056 as of December 31, 2013 and March 31, 2014, respectively)	10	2,610	2,056	2,056
Deferred government grant (including deferred government grant of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of 6,580 and 6,164 as of December 31, 2013 and March 31, 2014, respectively)		6,580	6,164	6,164

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2013	March 31, 2014	Pro forma at March 31, 2014

Deferred tax liability, non-current (including deferred tax liability, non-current of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of nil as of December 31, 2013 and March 31, 2014)		8,074	8,985	8,985
Warrants and subscription rights liabilities (including warrants and subscription rights liabilities of the consolidated variable interest entities and VIE's subsidiaries without recourse to the Company of nil as of December 31, 2013 and March 31, 2014)	13	2,186	37,089	37,089

Total liabilities		124,835	155,255	155,255

Commitments and contingencies	23
Mezzanine equity
Series E convertible redeemable preferred shares USD 0.00025 par value, 127,613,933 shares authorized, 70,975,491 shares issued and outstanding as at March 31, 2014; aggregate redemption value of USD 349,801 as at March 31, 2014, nil outstanding on a pro forma basis as at March 31, 2014	13	—	115,721	—
Series D convertible redeemable preferred shares USD 0.00025 par value, 18,000,000 shares authorized, 10,580,397 shares issued and outstanding as at December 31, 2013 and March 31, 2014, respectively; aggregate redemption value of USD 51,018 and USD 53,808 as at March 31, 2013 and 2014, respectively, nil outstanding on a pro forma basis as at March 31, 2014	13	40,290	41,722	—
Equity
Series C convertible non-redeemable preferred shares USD0.00025 par value, 5,728,264 shares authorized, 5,728,264 shares issued and outstanding as at December 31, 2013 and March 31, 2014, respectively, nil outstanding on a pro forma basis as at March 31, 2014	15	1	1	—
Series B convertible non-redeemable preferred shares USD0.00025 par value, 30,308,284 shares authorized, 30,308,284 shares issued and outstanding as at December 31, 2013 and March 31, 2014, respectively, nil outstanding on a pro forma basis as at March 31, 2014	15	8	8	—

(Amounts expressed in thousands of United States dollars ("USD"), except for number of shares and per share data)	Note	December 31, 2013	March 31, 2014	Pro forma at March 31, 2014

Series A-1 convertible non-redeemable preferred shares USD0.00025 par value, 36,400,000 shares authorized, 36,400,000 shares issued and outstanding as at December 31, 2013 and March 31, 2014, respectively, nil outstanding on a pro forma basis as at March 31, 2014	15	9	9	—
Series A convertible non-redeemable preferred shares USD0.00025 par value, 27,932,000 shares authorized, 26,416,560 shares issued and outstanding as at December 31, 2013 and March 31, 2014, respectively, nil outstanding on a pro forma basis as at March 31, 2014	15	7	7	—
Common shares USD0.00025 par value, 355,532,959 shares authorized, 70,521,104 shares issued and 61,447,372 shares outstanding as at December 31, 2013 and March 31, 2014, respectively, 245,012,554 shares outstanding on a pro-forma basis as at March 31, 2014	14	15	15	61
Additional paid-in-capital		61,634	115,130	272,552
Treasury shares USD0.00025 par value, 9,073,732 shares as at December 31, 2013 and March 31, 2014, respectively, 9,073,732 shares on a pro forma basis as at March 31, 2014		2	2	2
Accumulated other comprehensive income		6,003	5,085	5,085
Statutory reserves		4,478	4,478	4,478
Retained earnings		7,037	2,487	2,487

Total Xunlei Limited's shareholders' equity		79,194	127,222	284,665

Non-controlling interest	16	84	(135)	(135)

Total liabilities, mezzanine equity and shareholders' equity		244,403	439,785	439,785

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Xunlei Limited
Unaudited interim condensed consolidated statements of comprehensive income

		three months ended March 31,
(Amounts expressed in thousands of USD, except for number of shares and per share data)
	Note	2013	2014

Revenues, net of rebates and discounts	2(b)	41,319	41,190
business taxes and surcharges		(1,245)	(1,192)

Net revenues		40,074	39,998
Cost of revenues	12	(20,783)	(23,864)

Gross profit		19,291	16,134
Operating expenses
Research and development expenses		(6,093)	(7,079)
Sales and marketing expenses		(4,443)	(5,027)
General and administrative expenses		(4,409)	(6,068)

Total operating expenses		(14,945)	(18,174)

Net (loss) / gain from exchanges of content copyrights		(171)	826

Operating income/(loss)		4,175	(1,214)

Interest income		190	387
Other income, net	22	588	1,123
Share of loss from equity investee	9	(23)	(56)

Income before income tax		4,930	240
Income tax expense		(862)	(62)

Net income		4,068	178
Less: Net income / (loss) attributable to the non-controlling interest		167	(219)

Net income attributable to Xunlei Limited		3,901	397
Allocation of net income to participating preferred shareholders	15	(1,828)	—
Contingent beneficial conversion feature of Series C to a Series C shareholder	15	—	(57)
Deemed dividend to Series D shareholder from its modification	13	—	(279)
Accretion of Series D to convertible redeemable preferred shares redemption value	13	(1,060)	(1,153)
Accretion of Series E to convertible redeemable preferred shares redemption value	13	—	(2,525)
Amortization of beneficial conversion feature of Series E	13	—	(933)

Net income / (loss) attributable to Xunlei Limited's common shareholders		1,013	(4,550)

Net income		4,068	178
Other comprehensive income / (loss): Foreign currency translation adjustment, net of tax		224	(918)

Comprehensive income/(loss)		4,292	(740)

Less: comprehensive income / (loss) attributable to non-controlling interest shareholders		158	(219)

Comprehensive income/(loss) attributable to Xunlei Limited		4,134	(521)
Basic net income / (loss) per share attributable to Xunlei Limited's common shareholders	18	0.02	(0.07)

Weighted average number of common shares outstanding—basic	18	61,447,372	61,447,372
Diluted net income / (loss) per share attributable to Xunlei Limited's common shareholders	18	0.01	(0.07)

Weighted average number of common shares outstanding—diluted	18	75,901,980	61,447,372

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Xunlei Limited
Unaudited interim condensed consolidated statements of changes in shareholders' equity

					Series A-1 convertible non-redeemable preferred share
(Amounts expressed in thousands of USD, except for number of shares and per share data)	Series C convertible non-redeemable preferred share		Series B convertible non-redeemable preferred share				Series A convertible non-redeemable preferred shares
									Common shares		Treasury stock		Additional paid-in capital			Accumulated other comprehensive income	Total shareholders' equity
														Retained earnings	Statutory reserves			Non-controlling interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	61,634	7,037	4,478	6,003	79,194	84
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,062				1,062	—
Beneficial conversion feature of Series E convertible preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	52,377		—	—	52,377	—
Contingent beneficial conversion feature of series C to a Series C shareholder	—	—	—	—	—	—	—	—	—	—	—	—	57	(57)	—	—	—	—
Amortization of Beneficial conversion feature of Series E	—	—	—	—	—	—	—	—	—	—	—	—	—	(933)	—	—	(933)	—
Deemed dividend to Series D shareholder from its modification	—	—	—	—	—	—	—	—	—	—	—	—	—	(279)	—	—	(279)	—
Accretion of Series D to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—		(1,153)	—	—	(1,153)	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,525)	—	—	(2,525)	—
Net income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—		397	—	—	397	(219)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(918)	(918)	—

Balance at March 31, 2014	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	9,073,732	2	115,130	2,487	4,478	5,085	127,222	(135)

Balance at December 31, 2012	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	59,540	2,011	3,142	3,235	67,968	360
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	328	—	—	—	328	—
Series D preferred shares accretion	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,060)	—	—	(1,060)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	3,901	—	—	3,901	167
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	233	233	(9)

Balance at March 31, 2013	5,728,264	1	30,308,284	8	36,400,000	9	26,416,560	7	61,447,372	15	—	—	59,868	4,852	3,142	3,468	71,370	518

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Xunlei Limited
Unaudited interim condensed
consolidated statements of cash flows

	Three months ended March 31,
(Amounts expressed in thousands of USD except for number of shares and per share data)
	2013	2014

Cash flows from operating activities
Net income	4,068	178
Adjustments to reconcile net income to net cash generated from operating activities
—Depreciation of property and equipment	1,148	1,606
—Amortization of intangible assets	8,421	8,781
—Allowance for doubtful accounts	1,299	68
—Gain from barter transactions	(34)	(1,225)
—Loss on exchange of warrants	—	405
—Share-based compensation	328	1,062
—Investment income on short-term investment	—	(198)
—Increase in fair value of warrants	(253)	(187)
—Share of loss from equity investee	23	56
—Deferred taxes	772	(321)
—Deferred government grant	(311)	(406)
Changes in operating assets and liabilities:
—Accounts receivable	(4,958)	5,774
—Prepayments and other assets	401	(2,542)
—Due from a related party	—	(592)
—Due to a related party	(137)	17
—Accounts payable	563	1,642
—Deferred revenue	3,851	59
—Income tax payable	54	394
—Accrued liabilities and other payables	1,355	448

Net cash generated from operating activities	16,590	15,019

Cash flows from investing activities
Acquisition of property and equipment	(1,517)	(3,761)
Purchase of short-term investments	(35,779)	(83,355)
Proceeds from disposal of short-term investments	21,932	91,981
Purchase of intangible assets	(2,728)	(9,108)
Acquisition of long-term investment	—	(731)
Loan to employees	(87)	(241)
Repayment of advance from a shareholder	—	85

Net cash used in investing activities	(18,179)	(5,130)

Cash flows from financing activities
Issuance of Series E preferred shares	—	200,000
Government grant received	1,307	65
Payment of initial public offering expenses	—	(445)
Net cash generated from financing activities	1,307	199,620

Net (decrease) / increase in cash and cash equivalents	(282)	209,509
Cash and cash equivalents at beginning of period	81,906	93,906
Effect of exchange rates on cash and cash equivalents	169	(1,054)

Cash and cash equivalents at end of period	81,793	302,361

Supplemental disclosure of cash flow information
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	1,154	3,398
—Purchase of intangible assets in form of accounts payable	27,070	21,597
—Acquisition of intangible assets in form of Content Swap	440	447
—Contingent beneficial conversion feature of Series C to a Series C shareholder	—	57
—Deemed dividend to Series D shareholder from its modification	—	279
—Series D preferred shares accretion	1,060	1,153
—Series E preferred shares accretion	—	2,525
—Amortization of beneficial conversion feature of Series E	—	933

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Xunlei Limited
Notes to unaudited interim condensed
consolidated financial statements
(Amounts in US dollars unless otherwise stated)

1.     Organization and nature of operations

Xunlei Limited (the "Company") was incorporated under the law of Cayman Islands ("Cayman") as a limited liability company on February 3, 2005 under the name of Giganology Limited. On December 30, 2010, the shareholders of the Company approved the change of the name of the Company from Giganology Limited to Xunlei Limited and it was registered with the relevant authorities on January 28, 2011.

The accompanying condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity ("VIE") and the VIE's subsidiaries (collectively referred to as the "Group") as follows:

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Shenzhen Xunlei Networking Technologies, Co., Ltd ("Shenzhen Xunlei").	China	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses
Giganology (Shenzhen) Co. Ltd ("Giganology Shenzhen").	China	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Fengdong Networking Technologies, Co., Ltd. ("Fengdong")	China	December 2005	VIE's subsidiary	100%	Development of software for related companies
Shenzhen Xunlei KanKan Information Technologies Co., Ltd	China	August 2008	VIE's subsidiary	100%	Development of software for related companies
Shenzhen Wangfeng Networking Technologies, Co., Ltd. ("Wangfeng")	China	December 2008	Subsidiary	100%	note a

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Xunlei Software (Beijing) Co., Ltd ("Xunlei Beijing").	China	June 2009	VIE's subsidiary	100%	Development of software for related companies
Xunlei Software (Shenzhen) Co., Ltd. ("Xunlei Software")	China	January 2010	VIE's subsidiary	100%	Provision of software technology development for related companies
Xunlei Software (Nanjing) Co., Ltd. ("Xunlei Nanjing")	China	January 2010	VIE's subsidiary	100%	Development of computer software and online games for related companies and provision of advertising services (note b)
Xunlei Games Development (Shenzhen) Co., Ltd.	China	February 2010	VIE's subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services
Xunlei Network Technologies Limited ("Xunlei BVI")	British Virgin Islands	February 2011	Subsidiary	100%	Holding company
Xunlei Network Technologies Limited ("Xunlei HK")	Hong Kong	March 2011	Subsidiary	100%	Development of computer software for related companies and provision of advertising services
Xunlei Computer (Shenzhen) Co., Ltd ("Xunlei Computer")	China	November 2011	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Wangxin Technologies Co., Ltd	China	September 2013	VIE's subsidiary	100%	Development of computer software and provision of information technology services to related companies note a: In January 2011, the equity owners of Wangfeng resolved to liquidate the subsidiary. In March 2011, Wangfeng was approved to be de-registered by the relevant government authorities. There was no significant financial impact to the consolidated financial statements of the Group.

note b: In January 2011, the equity owners of Xunlei Nanjing resolved to liquidate the subsidiary. In May 2012, Xunlei Nanjing was approved to be de-registered by the relevant government authorities. There was no significant financial impact to the consolidated financial statements of the Group.

note c: The English names of the PRC companies represent management's translation of the Chinese names of these companies as these companies have not adopted formal English names.

The Group engages primarily in the provision of online advertising services on its websites, premium downloading services to its members, online video sharing and distribution and online game platforms for game developers and users.

2.     Summary of significant accounting policies

(a)
Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimates could result in a change to estimates and impact future operating results.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The condensed consolidated balance sheet at December 31, 2013 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States of America. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2013.

(b)
Segment reporting

The Group's Chief Executive Officer has been identified as the chief operating decision maker ("CODM"), who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expense by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Management has determined that the Group operates and manages its business as a single segment which is the operation of its online media platform. All revenues of the Group are derived from mainland China.

An analysis of the different types of revenues for the three months ended March 31, 2013 and 2014 are summarized as follows:

	Three months ended March 31
(In thousand)	2013	2014

Subscription revenue	18,839	24,849
Advertising revenue	11,933	7,518
Other internet value-added services (note a)	10,547	8,823

Total	41,319	41,190

note a: Other internet value-added services comprise online game revenue, content sub-licensing revenue, pay per view subscription revenue, revenue from traffic referral programs and sales of software licenses.

(c)
Profit appropriation and statutory reserves

The Group's subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations ("PRC GAAP"). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities' registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2013 and March 31, 2014 for the Group's reporting purposes in China as determined under generally accepted accounting principles in China:

(In thousand)	December 31, 2013	March 31, 2014

Registered capital	44,532	44,532
Additional paid-in capital	161	161
Statutory reserves	4,478	4,478

Total	49,171	49,171

As of December 31, 2013 and March 31, 2014 the amounts free of restriction for distribution were USD31,385 and USD33,550, respectively.

(d)
Recent accounting pronouncements

In July 2012, the Financial Accounting Standards Board ("FASB") issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of this guidance did not have an impact on the Company's consolidated balance sheets, statements of comprehensive income, or statements of cash flows.

In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this guidance did not have an impact on the Company's consolidated balance sheets, statements of comprehensive income, or statements of cash flows.

In March 2013, the FASB issued accounting guidance related to a parent's accounting for cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity (ASC 830 Foreign Currency Matters). This guidance requires that the cumulative translation adjustment associated with a qualifying derecognized subsidiary or group of assets be immediately recognized within the income statement by the parent company. This guidance will become effective for the Company on October 1, 2014. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists", which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, except for when a net operating loss carry forward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The adoption of this guidance did not have an impact on the Company's consolidated balance sheets, statements of comprehensive income, or statements of cash flows.

3.     Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and time deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash on hand and cash held at bank as of December 31, 2013 and March 31, 2014 primarily consist of the following currencies:

	December 31, 2013		March 31, 2014
(In thousand)	Amount	USD equivalent	Amount	USD equivalent

RMB	499,034	81,851	539,145	87,636
USD	11,959	11,959	214,657	214,657
HKD	749	96	535	68

Total		93,906		302,361

Time deposits as of December 31, 2013 and March 31, 2014 primarily consist of the following currencies:

	December 31, 2013		March 31, 2014
(In thousand)	Amount	USD equivalent	Amount	USD equivalent

RMB	157,860	25,892	104,121	16,924
USD	5,000	5,000	7,800	7,800

Total		30,892		24,724

4.     Short-term investments

(In thousand)	December 31, 2013	March 31, 2014

Time deposits (note a)	9,695	13,666
Investments in financial instruments (note b)	31,298	18,673

Total	40,993	32,339

note a: the time deposits were placed with banks with original maturities of more than three months but less than one year.

note b: the investments were issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since these investments' maturity dates are within one year, they are classified as short-term investments.

For the three months ended March 31, 2013 and 2014, the Group recorded in the consolidated statements of comprehensive income change in the fair value of short-term investments in the amount of USD nil and USD 198 thousand, respectively. Interest income generated from short term investments is recorded when interest payments are earned during the period presented. It was recorded in "other income" on the statement of comprehensive income and measured based on the actual amount of interest the Group received. For the three months ended March 31, 2013 and 2014, the Group recorded interest income generated from short term investments in the amount of USD 165 thousand and USD 715 thousand, respectively.

5.     Accounts receivable

(In thousand)	December 31, 2013	March 31, 2014

Accounts receivable	47,386	41,153
Less: Allowance for doubtful accounts	(12,111)	(12,070)

Accounts receivable, net	35,275	29,083

The accounts receivable that was fully reserved as of December 31, 2013 and March 31, 2014 was USD10.9 million and USD11.0 million, respectively

The following table presents movement of the allowance for doubtful accounts:

(In thousand)	December 31, 2013	March 31, 2014

Balance at beginning of the year (period)	7,875	12,111
Additions	4,308	149
Reversals	(373)	(81	)*
Exchange difference	301	(109)

Balance at end of the year (period)	12,111	12,070

* The amount represents an accounts receivable that was collected in quarter 1 of 2014. As such, the Company reversed this amount from the allowance for doubtful accounts.

6.     Prepayments and other assets

(In thousand)	December 31, 2013	March 31, 2014

Current portion:
Advance to suppliers	717	550
Loans to employees (Note a)	3,578	3,693
Advance to employees for business purposes	316	353
Content copyrights prepaid assets (Note b)	830	999
Interest receivable	118	146
Rental and other deposits	596	684
Others	164	176

Total of prepayments and other current assets	6,319	6,601

Non-current portion:
Prepayments for content copyrights	3,149	2,806
Prepayments for online game licenses	2,358	3,198
Deferred initial public offering costs	374	1,640
Prepayment for long-term investment (note c)	—	731
Other receivables	196	319

Total of long-term prepayments	6,077	8,694

note a: The Group had entered into loan contracts with certain employees as at December 31, 2013 and March 31, 2014, under which the Group provided interest free loans to these employees. The loan amounts vary amongst different employees and are repayable on demand.

note b: Content copyrights prepaid assets are recognized when the Group has yet to receive the content copyrights from the counterparty under a barter transaction but the counterparty has already received the content copyrights from the Group.

note c: The Group has entered into an agreement with a third party to acquire 21% shareholding in Shanghai Guozhi Electronic Technology Company Limited. The Company has paid USD 731 thousand but the transaction was not completed as of March 31, 2014.

7.     Property and equipment

Property and equipment consist of the following:

(In thousand)	December 31, 2013	March 31, 2014

Servers and network equipment	32,108	34,649
Computer equipment	2,097	2,228
Furniture, fixtures and office equipment	889	886
Motor vehicles	340	337
Leasehold improvements	2,177	2,157

Total original costs	37,611	40,257

Less: Accumulated depreciation	(17,403)	(18,847)

	20,208	21,410

Depreciation expense recognized for the three months ended March 31, 2013 and 2014 is summarized as follows:

	Three months ended March 31
(In thousand)	2013	2014

Cost of revenues	949	1,363
General and administrative expenses	174	241
Sales and marketing expenses	25	2

Total	1,148	1,606

No impairment loss had been recognized for three months ended March 31, 2013 and 2014.

8.     Intangible assets, net

The following table presents movement of intangible assets:

	December 31, 2013						March 31, 2014
(In thousand)	Cost	Amortization	Impairment	Net book value	Cost	Amortization	Impairment	Net book value

Content copyrights	110,346	(89,396)	—	20,950	109,204	(91,650)	—	17,554
—Exclusive	84,313	(67,487)	—	16,826	86,734	(74,113)	—	12,621
—Non-exclusive (note a)	26,033	(21,909)	—	4,124	22,470	(17,537)	—	4,933
Land use right	5,298	(78)	—	5,220	5,250	(121)	—	5,129
Acquired computer software	1,284	(1,061)	—	223	1,281	(1,074)	—	207
Internal use software development costs	718	(395)	—	323	712	(427)	—	285
Online game licenses (note b)	5,321	(3,343)	(808)	1,170	5,286	(3,629)	(813)	844
Domain name	200	(110)	—	90	200	(120)	—	80

	123,167	(94,383)	(808)	27,976	121,933	(97,021)	(813)	24,099
Less: Copyrights related to content, current portion				(16,018)				(13,022)

				11,958				11,077

note a: Included in non-exclusive Content Copyrights with net book values of USD1,987 thousand and USD 1,447 thousand of rights were acquired from barter transactions as of December 31, 2013 and March 31, 2014, respectively. These assets were initially recorded at their respective fair values determined at the time of exchange.

note b: In 2013, indicator of possible impairment triggered the Group to perform an impairment test for one online game license. The impairment test was triggered in quarter 4 due to the significant decline in the revenue generated by the one online game. In quarter 4, this online game only generated revenue amounted to USD27 thousand as compared to USD303 thousand in quarter 3 of 2013, which was significantly lower than the Group's expectation. The impairment test was performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economic and future profitability.

Amortization expense recognized for the three months ended March 31, 2013 and 2014 is summarized as follows:

	Three months ended March 31
(In thousand)	2013	2014

Cost of revenues	8,117	8,353
Cost of barter transaction	203	325
General and administrative expenses	101	103

Total	8,421	8,781

The estimated aggregate amortization expense for each of the next five years as of March 31, 2014 is:

(In thousand)	Content copyrights	Others

Year ending March 31, 2015	13,022	1,232
Year ending March 31, 2016	3,996	420
Year ending March 31, 2017	536	234
Year ending March 31, 2018	—	208
Year ending March 31, 2019	—	175

The weighted average amortization period of each intangible asset category as at December 31, 2013 and March 31, 2014 is as below:

(In year)	December 31, 2013	March 31, 2014

Copyrights related to content	2.83	2.85
Land use right	30	30
Acquired computer software	5	5
Internal use software development costs	5	5
Online game licenses	3	3
Domain name	5	5

Total	4.04	4.07

9.     Long-term investments

(In thousand)	December 31, 2013	March 31, 2014

Equity method investments:
Balance at beginning of the year (period)	1,488	1969
Additions	410	—
Share of income / (loss) from equity investee	25	(56)
Exchange differences	46	(17)

Balance at end of the year (period)	1,969	1,896

Cost method investments:
Balance at beginning of the year (period)	—	980
Additions	980	—
Exchange difference	—	(9)

Balance at end of the year (period)	980	971

Total long-term investments	2,949	2,867

The Group's equity loss and gain in Zhuhai Qianyou Technology, Co., Ltd. ("Zhuhai Qianyou") for the year ended December 31, 2013 and three months ended March 31, 2014 was profit of USD 25 thousand and loss of USD 56 thousand, respectively, and was recognized as loss and gain in equity method investment in the consolidated statements of comprehensive income.

As of March 31, 2014, the Group holds equity investments in the following investees indirectly, Zhuhai Qianyou and Guangzhou Yuechuan Network Technology, Co., Ltd. ("Guangzhou Yuechuan"), Chengdu Diting Technology, Co., Ltd. ("Chengdu Diting") and Shenzhen Kushiduo Network Technology, Co., Ltd. ("Shenzhen Kushiduo"). Both Zhuhai Qianyou and Guangzhou Yuechuan were accounted for under the equity method because the Group has one out of three seats on the board of directors of Zhuhai Qianyou and one out of five seats on the board of directors for Guangzhou Yuechuan. Chengdu Diting and Shenzhen Kushiduo were accounted for under the cost method due to the fact that the Group does not have significant influence on these companies.

	Percentage of ownership of common share
Investee	December 31, 2013	March 31, 2014

Zhuhai Qianyou	19%	19%
Guangzhou Yuechuan	23.4%	23.4%
Chengdu Diting	19.9%	19.9%
Shenzhen Kushiduo	10%	10%

10.  Deferred revenue

(In thousand)	December 31, 2013	March 31, 2014

Online game revenues	1,650	2,281
Membership subscription revenues	30,051	29,008
Pay per view revenues	261	350

Total	31,962	31,639
Less: non-current portion	(2,610)	(2,056)

Deferred revenue, current portion	29,352	29,583

Deferred revenue represents prepaid membership subscriptions under the VIP membership program, prepaid subscriptions under the pay per view program and unamortized portion of online game revenue arising from sales of in-game virtual items.

11.  Accrued liabilities and other payables

(In thousand)	December 31, 2013	March 31, 2014

Payroll and welfare	8,784	8,583
Receipts in advance from customers	2,211	2,139
Agency commissions and rebates—online advertising	9,745	9,367
Tax levies	1,198	701
Payables for purchase of equipment	4,157	3,398
Payables for advertisement on exclusive online games	2,797	1,757
Legal and litigation related expenses (Note 23)	288	964
Professional fees	574	1,973
Staff reimbursements	1,228	653
Content copyrights deposits (Note a)	1,555	942
Rental expense	70	70
Others	800	731

Total	33,407	31,278

note a: Content copyrights deposits are recognized under a barter transaction when the Group has yet to provide the content copyrights to the counterparty while the Group has received the content copyrights from the counterparty.

12.  Cost of revenues

	three months ended March 31
(In thousand)	2013	2014

Bandwidth costs	7,714	10,334
Content costs, including amortization	7,927	8,047
Payment handling fees	3,084	3,165
Depreciation of servers and other equipment	949	1,363
Games sharing costs and others	1,109	955

Total	20,783	23,864

13.  Redeemable convertible preferred shares

Series D convertible redeemable preferred shares

On January 31, 2012, the Company entered into an agreement to issue Series D preferred shares and warrants to a third-party investor for a total consideration of USD 37,500 thousand. Pursuant to the agreement, the Company issued 10,580,397 Series D preferred shares at USD 3.544 per share; and warrants to purchase 2,218,935 Series D preferred shares at USD 3.38 per share at the option of the holders. In addition, the third-party investor also purchased a total of 5,036,367 existing shares directly from other then existing shareholders and they are entitled to the same rights as attached to the respective classes of existing shares.

The key terms of the Series D preferred shares are as follows:

Dividend rights

The holders of the Series D preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

Amount shall be paid to Series D holders before any distribution or payment shall be made to the holders of Series A, Series A-1, Series B and C preferred shares. If assets for distribution are insufficient to pay off Series D holders, the assets shall be distributed among the holders of Series D in proportion to the full amounts to which they would otherwise be respectively entitled thereon on an as-converted basis.

Upon issuance of Series E preferred shares, the liquidation preference of Series D preferred shares was amended. Before any distribution or payment shall be made to the Series A, A-1, B and C shareholders (for the purpose of this clause, such holders do not include Skyline Global Company Holdings Limited ("Skyline Holdings", or "Series D Investor"), the Series D holder, who also holds any Series A, A-1, B and any other Junior Securities) an amount shall be paid with respect to each share held by Skyline Holdings equal to original issue price.

Voting rights

The holders of the Series D preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series D preferred shares are convertible.

Conversion rights

Each Series D preferred share is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance, reorganization, mergers, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of common shares. The conversion price is also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each Series D preferred share would automatically be converted into common shares of the Company (i) upon the closing of an initial public offering of the Company's shares or (ii) upon written notice to convert given to the Company by the holders of a majority of Series D preferred shareholders.

Redemption right

The Series D preferred shares are redeemable at any time after the 4th anniversary of the initial closing on February 6, 2012 to request the Company to purchase all Series D preferred shares and shares issuable upon the conversion or exercise of the Series D warrants. This redemption right expires after the 5th anniversary of the initial closing of the transaction. The redemption price shall be equal to the aggregate amount of price paid at USD3.544, plus all declared but unpaid dividends up to the date of redemption plus interest of 8% per annum compounded annually from the closing of the Series D preferred shares investment ("Initial Closing") up to and including the date of redemption.

The Company has determined that the Series D preferred shares should be classified as mezzanine equity because the preferred shares are only contingently redeemable by the holder four years after the initial closing date. The Series D warrant is initially measured at its fair value and the initial carrying value for Series D preferred shares is allocated on a residual basis as it is liability classified. The initial carrying value for Series D preferred shares is USD 32,481 thousand, the related capitalized expense is USD 2,012 thousand. There were no beneficial conversion features for the Series D preferred shares.

The carrying value of the preferred shares is accreted from its carrying value on the date of issuance to the redemption value using effective interest method from date of issuance to the earliest redemption date. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The Company has determined that conversion and redemption features embedded in the Series D convertible redeemable preferred shares are not required to be bifurcated and accounted for as a derivative.

(In thousand)	December 31, 2013	March 31, 2014

Beginning balance	35,990	40,290
Deemed dividend from modification	—	279
Accretion to redemption value	4,300	1,153

Ending balance	40,290	41,722

Series D warrants

The holder of the Series D warrants has the right to exercise the warrants at the earlier of (i) 24 months from date of Initial Closing or (ii) automatically exercised immediately prior to the closing of the following transactions: (a) mergers or consolidation of the Company, b) initial public offering, c) transaction in which in excess of 50% of the Company's equity is transferred to any person, d) sale, transfer, lease, assignment conveyance, exchange, mortgage, or other disposition of all or substantially all of the assets of the Company. The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. Series D warrants are classified as a liability and initially measured at their fair value at USD 3,007 thousand. As of December 31, 2013, the fair value of Series D warrants was USD 2,186 thousand.

Exchange of Series D warrants and the issuance of Series E warrants

The warrants to purchase 1,952,663 and 266,272 Series D preferred shares at USD3.38 per share expired on February 6, 2014 and March 1, 2014, respectively. On the date of the expiration, the warrant was measured at a fair value of USD2,414 thousand. It was agreed that upon issuance of the Series E preferred shares on March 5, 2014, the Company would issue to the Series D investor warrants to purchase 3,406,824 Series E preferred shares with an exercise price of USD2.82. These warrants are exercisable at the option of the holder, at any time, no later than the earlier of (1) the pricing date of the initial public offering of the Company or (2) March 1, 2015. As the warrants are exercised into mezzanine equity, the warrants are classified as a liability and were initially measured at a fair value of USD2,819 thousand. As of March 31, 2014, the fair value of Series E warrants was USD 2,778 thousand.

The exchange of the Series D warrants and the issuance of the Series E warrants are considered to be a related transaction and are accounted for as a single transaction because the holder was willing to allow the Series D warrants expire in contemplation that they will be issued Series E warrants. A loss of USD405 thousand, which is the difference in value of the Series D warrants on the expiration date and the value of the Series E warrants on the issuance date was charged to the income statement in quarter one of 2014.

The fair value of the Series D warrants and the Series E warrants was estimated by the Company with the assistance of an independent valuation firm based on the Company's estimates and assumptions. The valuation report provided the Company with guidelines in determining the fair value, but the ultimate determination was made by the Company. The

Company applied the Black-Scholes Option Pricing Model to calculate the fair value of the Series D warrants and Series E warrants on the valuation date.

The major assumptions used in calculating the fair value of the Series D warrants includes:

	December 31, 2013	February 6, 2014		March 1, 2014

Spot price(1)	4.36	4.47		4.47
Risk-free interest rate(2)	0.05%	0%	*	0%	*
Volatility rate(3)	30.33%	0%	*	0%	*
Dividend yield(4)	—	—		—

* Given that the maturity date of Series D warrant was February 6, 2014, and March 1, 2014 the volatility rate and risk-free interest rate did not affect the valuation of the warrant on February 6, 2014.

The major assumptions used in calculating the fair value of the Series E warrants includes:

	March 5, 2014	March 31, 2014

Spot price(1)	3.31—4.65	3.30—4.65
Risk-free interest rate(2)	0.04%—0.12%	0.05%—0.10%
Volatility rate(3)	38.39%—38.81%	40.07%—41.0%
Dividend yield(4)	—	—

(1)   Spot price—based on the fair value of 100 percent equity interest of the Company which is allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios.

(2)   Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)   Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)   The Company has no history or expectation of paying dividends on its common shares.

Triggering of the anti-dilution clause

Upon issuance of Series E preferred shares in March 2014, the Company adjusted the Series D conversion price from USD3.5 to USD2.86 per share for 6,771,454 Series D preferred shares held by the Series D Investor. The Company concluded that the downward conversion price adjustment is in accordance with the anti-dilution clause in the original Series D financing agreement. As a result of this anti-dilution, the Company will issue a total of 8,387,806 common shares on a fully-converted basis of the original 6,771,454 Series D preferred shares when the conversion right is exercised by the holder. For the remaining 3,808,943 Series D preferred shares held by the Series D Investor, the Series D investor agreed to waive the anti-dilution clause as the Series D Investor has planned to sell these shares to the Company. The waiver of this anti-dilution clause is accounted for as a modification of the terms of the Series D preferred shares. However, it was determined that the incremental value contributed by the Series D Investor was deemed to be a transfer of value between the preferred shareholders because 1) the change in value of the common shares before and after the modification was deemed to be negligible and 2) the modification of the Series D preferred shares were also made concurrent with the sale of the Series E preferred shares. The Company concluded that this is evidence to suggest that most of the value was transferred from the Series D preferred shareholder to the other existing preferred shareholders. Therefore, no accounting charge was recorded.

The downward adjustment of the conversion price did not contain a contingent beneficial conversion feature.

Modification of redemption rights

Upon issuance of the Series E preferred shares in March 2014, the Company amended the redemption rights of 6,771,454 Series D preferred shares. The Series D investor shall have the right to request the Company to purchase its shares after February 28, 2017 but no later than February 28, 2018. Prior to the modification, the holder had the right to request the Company to purchase its shares after February 6, 2016 but no later than February 6, 2017. The amendment of the redemption date is accounted for as modification of the terms of Series D preferred shares. The incremental value received by the Series D preferred shareholder amounted to USD279 thousand and was deemed to be a transfer of value between the preferred shareholder and common shareholders and the amount was charged to retained earnings.

In determining the accounting for the modification of the Series D preferred shares, the Company estimated the valuation of the Series D preferred shares with the assistance of an independent valuation firm based on the Company's estimates and assumptions. Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation". The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices determined based on the liquidation preference of the preferred stock. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of the Company's equity securities. The anticipated timing is based on the plans of management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The Company estimated the volatility of its shares to range from 38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

Modification of liquidation rights

Upon issuance of the Series E preferred shares, the Company amended the liquidation rights of Skyline Holdings' common shares, Series A preferred shares, Series A-1 preferred shares, and Series B preferred shares (collectively, the "Series D Investor Shares"). As a result of this amendment, the Series D Investor Shares have priority to receive proceeds from the Company upon liquidation over the common shares, Series A preferred shares, Series A-1 preferred shares, Series B preferred shares and Series C preferred shares held by other investors. This right given to the Skyline Holdings is non-transferable to a third party. The amendment of the liquidation rights is accounted for as modification of the terms of Series D Investor Shares. However, the incremental value received by Skyline Holdings is deemed to be negligible. No accounting charge was recorded by the Company. Similar to the modification of the Series D preferred shares as stated above, the fair value of the Series D preferred shares was estimated by the Company with the assistance of an independent valuation firm based on the Company's estimates and assumptions. The Option-pricing method as described above, was also used to account for this modification. The Company estimated the volatility of its shares to range from

38.39% to 43.40% based on the historical volatility of comparable publicly traded shares of companies engaged in similar lines of business.

The Group has determined that there was no beneficial conversion feature attributable to the Series D preferred shares because the initial and adjusted effective conversion prices of these preferred shares were higher than the fair value of the Company's common shares determined by the Group with the assistance from an independent valuation firm.

Series E convertible redeemable preferred shares

On March 5, 2014, the Company entered into an agreement to issue Series E preferred shares and warrants to a third-party investor ("Series E Investor") for a total consideration of USD 200 million. Pursuant to the agreement, the Company issued 70,975,491 Series E preferred shares at USD 2.82 per share; and warrants to purchase 17,743,873 Series E preferred shares at USD 2.82 per share at the option of the holders. In addition, within 3 months after the closing, the Series E Investor shall have the right to purchase, or designate any other person/party to purchase from the Company an additional 35,487,746 Series E preferred shares, at a price equal to USD 2.82 per share.

The key terms of the Series E preferred shares are as follows:

Dividend rights

The holders of the Series E preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

Before any distribution or payment shall be made to the holders of Series A, Series A-1, Series B, Series C and D preferred shares, an amount shall be paid to Series E holders with respect to each Series E preferred share held by the Series E holder equal to 100% of the applicable original issue price.

Voting rights

The holders of the Series E preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series E preferred shares are convertible.

Conversion rights

Each of the Series E preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. The conversion is subject to adjustments for certain events, including but not limited to additional equity securities issuance, reorganization, mergers, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of common shares. The conversion price is also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

In addition, each of the Series E preferred shares would automatically be converted into common shares of the Company (i) upon the closing of an initial public offering of the Company's shares or (ii) upon written notice to convert given to the Company by the holders of a majority of Series E preferred shareholders.

Redemption right

The Series E preferred shares are redeemable at the option of the investor any time after March 1, 2018 but not later than March 1, 2019.

The redemption price shall be equal to the aggregate amount of price paid per such share pursuant to the share purchase agreement (i.e. USD 2.82), plus interest on the original issue price applicable to each Series E convertible redeemable preferred share at a rate of 15% per annum compounded annually from the issuance date up to and including the date of redemption, plus all declared but unpaid dividends and distributions on any such Shares;

If the Company does not have sufficient funds to redeem all of the redeemable shares, the Company shall redeem a pro rata portion of each holder's redeemable shares out of funds legally available; and redeem the remaining shares as soon as practically after the Company has funds legally available therefor.

The Company has determined that the Series E preferred shares should be classified as mezzanine equity in the unaudited condensed consolidated balance sheets because the preferred shares are only contingently redeemable by the holder four years after the issuance date. The carrying value of the preferred shares is accreted from its carrying value on the date of issuance to the redemption value using the effective interest method from date of issuance to the earliest redemption date. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The Company assessed beneficial conversion feature attributable to the Series E preferred shares and determined that there was a beneficial conversion feature with an amount of USD52,377 thousand, which was bifurcated from the carrying value of Series E preferred shares as a contribution to additional paid-in capital upon issuance of Series E preferred shares. The discount of USD52,377 thousand resulting from the recognition of the beneficial conversion feature will be amortized from the date of the issuance to the first redemption date of the Series E preferred shares as a deemed dividend to preferred shareholders and charged against retained earnings, and in the absence of retained earnings, a charge to additional paid-in capital. The beneficial conversion feature is calculated based on the difference between an adjusted conversion price of USD2.31 and the Company's common share fair value of USD3.05 multiplied by the number of shares into which the preferred shares are convertible into. The conversion price was adjusted from USD2.82 to USD2.31 principally because liability classified instruments, such as the warrants and the subscription rights (see below for further information) were issued with the Series E preferred shares. Since the warrants and the subscription rights are classified as liability, the sales proceeds are first allocated to the warrants and the subscription rights' full fair value (not relative fair value) and the residual amount of the sales process is allocated to the Series E preferred shares to calculate the beneficial conversion feature.

(In thousand)	December 31, 2013	March 31, 2014

Beginning balance	—	—
Addition	—	164,640
Beneficial conversion feature of Series E convertible redeemable preferred shares	—	(52,377)
Beneficial conversion feature amortization	—	933
Accretion to redemption value	—	2,525

Ending balance	—	115,721

Exchange of Series E Investor options for transfer restrictions

As part of the issuance of the Series E preferred shares, the Series E Investor and the Company's founders (who are also employees) and two employees (collectively the "Grantees") of the Company agreed that (i) Series E Investor will grant to the Grantees the right to purchase certain number of restricted shares of the Series E Investor's own shares with a total subscription consideration of not more than USD20 million at a subscription price subscription price per share that reflects the valuation of the Series E Investor being USD10 billion (the "Series E Investor Options"); and (ii) the Grantees agreed to impose a transfer restriction (the "Transfer Restrictions") on 39,934,162 common shares, 3,394,564 unvested restricted shares, 180,000 unvested options and 180,000 vested options (the "Shares") owned by the Grantees. The Transfer Restrictions prohibit the Grantees from transferring their shares to another person/party until April 24, 2018 or April 24, 2019 as appropriate without the prior written consent of the holders of at least 75% of the Series E preferred shares holders The Series E Investor Options and the Transfer Restrictions are not tied to the Grantees' future employment with the Company.

The value of the Transfer Restrictions was determined to be significantly greater than the value of Series E Investor Options. In determining the value of the Transfer Restrictions, the Company was assisted by an independent valuation firm based on data provided by the Company. The valuation of the Transfer Restrictions is estimated to be USD43.3 million (refer to the valuation methodology below). For the valuation of the Series E Investor Options, the Company was only able to obtain limited financial information from the Series E Investor, a private company, to perform a valuation analysis. This information includes high level 2013 revenue data and information of a third party investment transaction that valued the Series E Investor at USD10 billion in August of 2013. Given the lack of financial information, the Company is unable to determine a more precise estimate of the fair value of the Series E Investor Options on the exchange date. If the fair value of the Series E Investor Options were worth USD43.3 million, the estimated value of the Transfer Restrictions, the Series E Investor itself would need to be estimated at a valuation in excess of USD30 billion on March 5, 2014. The Company does not expect the valuation of the Series E Investor to increase by 200% from USD 10 billion in August 2013 to USD 30 billion in March 2014. Hence, no incremental benefit was given to the Grantees and no compensation expense was recognized.

To determine the fair value of the Transfer Restrictions, the Company valued the common shares with the Transfer Restrictions and compared this value to the value of the common shares without the restriction. The difference was determined to be the value of the Transfer Restrictions. A put option pricing model was used to determine the discount to be applied to the common shares to arrive at the value of common shares with the Transfer Restrictions. Pursuant to that model, the Company used the cost of a put option, which can be used to hedge the price change before a share subject to transfer restriction can be sold, as the basis to determine the discount for transfer restrictions. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering or duration of the Transfer Restriction and the volatility of the share price companies engaged in the same industry.

Series E Warrants

The Series E warrants ("Series E warrants") granted to the Series E Investor is exercisable at the option of the Series E Investor, at any time, on or after January 1, 2015 and no later than March 1, 2015. The warrants are not exercisable if the Company has completed the initial public offering in the United States by December 31, 2014. The exercise price shall be adjusted from time to time as provided below: proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations.

The warrants are not entitled to dividend rights nor to vote until the warrants are exercised and shares become issuable. The Series E warrants are initially measured at its fair value and the initial carrying value for Series E preferred shares is allocated on a residual basis as the warrant is liability classified. The Series E warrants are initially measured at their fair value of USD 6,477 thousand. As of March 31, 2014, the fair value of Series E warrants were USD 6,459 thousand.

The fair value of the Series E warrants were estimated by the Company with the assistance from an independent valuation firm based on data provided by the Company. The valuation report provided by the Company with guidelines in determining the fair value, but the determination was made by the Company. The Company applied the Black-Scholes Option Pricing Model to calculate the fair value of the Series E warrants on the valuation date.

The major assumptions used in calculating the fair value of the Series E warrants includes:

	March 5, 2014	March 31, 2014

Spot price(1)	4.50—4.65	4.49—4.65
Risk-free interest rate(2)	0.12%	0.10%
Volatility rate(3)	38.81%	40.07%
Dividend yield(4)	—	—

(1)   Spot price—based on the fair value of 100 percent equity interest of the Company which is allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios. The probability of the occurrence of an IPO is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%

(2)   Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)   Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)   The Company has no history or expectation of paying dividends on its common shares.

Subscription rights

Within 3 months after March 5, 2014, the Series E Investor shall have the right ("Subscription Rights") to purchase, or designate any other person/party to purchase from the Company an additional number of 35,487,746 Series E preferred shares, at a price equal to the purchase price per share (USD 2.82) of the Series E issuance. The exercise price shall be adjusted from time to time as provided below: proportionate adjustment for issuance of additional common shares, share split and combination, dividend and distributions, reclassification, reorganization, merger, and consolidations. The Subscription Rights are not entitled to dividend rights nor to vote until the Subscription Rights have been exercised and shares are issuable.

The fair value of the Subscription Rights were estimated by the Company with the assistance from an independent valuation firm based on data provided by the Company. The valuation report provided by the Company with guidelines in determining the fair value, but the determination was made by the Company. The Company applied the Black-Scholes Option Pricing Model to calculate the fair value of the Subscription Rights on the valuation date. The Subscription Rights are initially measured at their fair value of USD 28,208 thousand. As of March 31, 2014, the fair value of Subscription Rights was USD 27,852 thousand.

The major assumptions used in calculating the fair value of the Subscription Rights includes:

	March 5, 2014	March 31, 2014

Spot price(1)	3.31—4.65	3.30—4.65
Risk-free interest rate(2)	0.04%	0.05%
Volatility rate(3)	38.12%	42.39%
Dividend yield(4)	—	—

(1)   Spot price—based on the fair value of 100 percent equity interest of the Company which is allocated to preferred shares and common shares of the Company as at the valuation date under different scenarios. The probability of the occurrence of an IPO is assumed to be 80%, the probability of the occurrence of a liquidation event is assumed to be 10% and the probability of the occurrence of a redemption event is assumed to be 10%.

(2)   Risk-free interest rate—based on the US Treasury Bond & Notes BFV curve from Bloomberg as at the valuation date.

(3)   Volatility—based on the average historical volatility of the comparable companies from Bloomberg as at the valuation date.

(4)   The Company has no history or expectation of paying dividends on its common shares.

14.  Common shares

The Company's Memorandum and Articles of Association authorized the Company to issue 355,532,959 shares of USD0.00025 par value per common share. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, which is subject to the approval by the holders of the number of common shares representing a majority of the aggregate voting power of all outstanding shares. In April 8, 2011, the board of directors approved the cancellation of 56,067,952 treasury shares that had been held by the Company since 2005. As of December 31, 2013 and March 31 2014, there were 61,447,372 common shares outstanding. In November 2013, 9,073,732 shares of USD0.00025 par value per common shares were issued to Leading Advice Holdings Limited, a BVI company owned by the Group's chairman and chief executive officer for no consideration. While the common shares have been legally issued, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, these shares issued to Leading Advice are accounted for as treasury shares. Please see note 17 for more information.

In association with the issuance of Series E preferred shares in March 2014, 469,225 common shares held by Skyline Holdings were granted liquidation rights. The voting and dividend rights of the holders of the common shares held by Skyline Holdings and by the Company's other investors are identical, except with respect to the liquidation rights as stated above. The liquidation rights attached to Skyline Holdings' 469,225 common shares will have priority to receive proceeds from the Company upon liquidation over the common shares, Series A preferred shares, Series A-1 preferred shares, Series B preferred shares and Series C preferred shares held by other investors. The additional of the liquidation rights is accounted for as a modification of the terms of Skyline Holding's common shares. However, the incremental value received by Skyline Holdings is deemed to be negligible.

15.  Convertible preferred shares

As at March 31, 2014, the Company had 26,416,560 Series A preferred shares, 36,400,000 Series A-1 preferred shares, 30,308,284 Series B preferred shares and 5,728,264 Series C preferred shares outstanding.

The key terms of the Series A, Series A-1, Series B and Series C preferred shares are as follows:

Dividend rights

The holders of the Series A, Series A-1, Series B and Series C preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are distributed to the holders of the preferred shares in order of 1) Series C and Series B which are grouped as one class for the purpose of liquidation preference, 2) Series A-1 and then 3) Series A, at their respective original issuance price per share plus any declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations, and other adjustments. In the event that available assets and funds are insufficient to permit payment to the holders of the less senior class of preferred shares, the assets and funds will be distributed ratably to that class of preferred shareholders based on their proportional share ownership. After the distribution to the holders of Series C and Series B, Series A-1, Series A preferred shares and common shares are made, any remaining legally available assets and funds shall be distributed to the holders of common shares and Series C and Series B, Series A-1 and Series A preferred shares pro rata on an as-converted basis.

In addition, the following events are deemed liquidation events in which case any proceeds derived from such deemed liquidation events will be distributed in the order discussed above. If no proceeds are derived from such deemed liquidation events, the Series B preferred shareholders shall have the right to require the Company to repurchase all or any of the outstanding Series B preferred shares at the original issue price.

1)
Any consolidation or merger of the Company or other corporate reorganization, in which the shareholders of Company own less than a majority of the voting power of the Company or surviving company, after such consolidation, merger or reorganization

2)
A sale of other disposition of all or substantially all of the assets of the Company or the Group

3)
A transfer or an exclusive licensing of all or substantially all of the intellectual property of the Company

However, all liquidation events or deemed liquidation event have to be approved by a special resolution passed by a duly convened general meeting of the Company, which require presence of a representative from the common shareholders, a representative from Series A-1 preferred shareholders and a representative from Series B preferred shareholders. Accordingly, the Company determined that the deemed liquidation events are within control of the Company and the Series B preferred shareholders do not have control of the Company. Therefore, the deemed liquidation events do not preclude the Series B preferred shares from being classified within permanent equity.

Voting rights

The holders of the Series A, Series A-1, Series B and Series C preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series A, Series A-1, Series B and Series C preferred shares are convertible.

Conversion rights

Each of the Series A, Series A-1, Series B and Series C preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. In addition, each of the Series A, Series A-1, Series B and Series C preferred shares would automatically be converted into common shares of the Company upon (i) an underwritten public offering of the Company's shares on major stock exchanges, including Nasdaq Global Market that results in proceeds to the Company of at least USD 50 million ("QIPO") or (ii) upon written notice to convert given to the Company by the holders of a majority of such class or series of preferred shares in issue, in each case voting as a separate class on an as converted basis, as applicable.

At the time of issuance, the Series A preferred shares issued to one of the shareholders in 2005 contained a beneficial conversion feature of USD 54 thousand and the amount was charged to retained earnings in 2005 as a deemed dividend.

At the time of anti-dilution, the Series C preferred shares anti-diluted in 2012 contained a beneficial conversion feature of USD 286 thousand and the amount was charged to retained earnings in 2012 as a deemed dividend. There were no beneficial conversion features for the other issuance.

In April, 2011, the Company removed the USD 50 million threshold from the definition of QIPO. The removal of the threshold did not have any significant impact to the financial statements of the Company.

None of the preferred shares are redeemable at the holders' option.

Modification in 2012

Upon issuance of Series D preferred shares in January 2012, the Company adjusted the Series C conversion price from USD5.24 to USD4.14 per share; and obtained an exclusive option to purchase at any time within 12 months after the date of the conversion for all, but not less than all, of Series C preferred shares at the purchase price of USD4.607 per common share. The

Series C conversion price could be adjusted for any share dividends, sub-division and consolidation, and unpaid dividend. As a result of this modification, the Company will issue a total of 7,248,293 common shares on a fully-converted basis of the original 5,728,264 Series C preferred shares when the conversion right is exercised by the holder. Other terms of the Series C preferred shares including the original liquidation rights remained unchanged.

The Company concluded that the downward conversion price adjustment from USD 5.24 to USD 5.13 is in accordance with the anti-dilution clause in the original Series C financing agreement. The incremental downward price adjustment from USD 5.13 to USD 4.14 and the right to an exclusive purchase option are accounted for as modifications of the terms of Series C preferred shares. The incremental value contributed by the Series C preferred shareholder amounted to USD 2,905 thousand and was deemed to be a transfer of value between the preferred shareholder and common shareholders and the amount was charged to additional paid-in capital.

In determining the accounting for the modification of the Series C preferred shares, the fair value of the Series C preferred shares was estimated by the Company with the assistance of an independent valuation firm based on data provided by the Company. The valuation report provided the Company with guidelines in determining the fair value, but the determination was made by the Company. Option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation". The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices determined based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Company or an initial public offering, and estimates of the volatility of the Company's equity securities. The anticipated timing is based on the plans of management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The Company estimated the volatility of its shares to range from 55.36% to 59.91% based on the historical volatilities of comparable publicly traded shares of companies engaged in similar lines of business.

Modification in 2014

In January of 2014, the Company modified the anti-dilution terms relating to 5,613,699 Series C preferred shares held by one investor ("Series C Investor 1"). The modification effectively amended the anti-dilution triggering price from USD4.14 to USD2.81 per share. The incremental downward trigger price adjustment from USD 4.14 to USD 2.81 is accounted for as modifications of the terms of Series C preferred shares. The incremental value contributed by the Series C preferred shareholder was deemed to be a transfer of value between the preferred shareholders because the change in the value of the common shares before and after the modification was deemed to be negligible. The Company concluded that this was evidence to suggest that most of the value was transferred from this Series C preferred shareholder to the other existing preferred shareholders. No accounting charge was recorded by the Company.

Triggering of the anti-dilution clause

Upon issuance of Series E preferred shares in March 2014, the Company adjusted the Series C conversion price from USD4.14 to USD3.64 per share relating to 114,565 Series C preferred shares held by one investor ("Series C Investor 2"). The Company concluded that the downward conversion price adjustment from is in accordance with the anti-dilution clause in the original Series C financing agreement. As a result of this anti-dilution, the Company will issue a total of 164,771 common shares on a fully-converted basis of the original 114,565 Series C preferred shares when the conversion right is exercised by the holder. At the time of this anti-dilution, the Series C preferred shares anti-diluted in 2014 contained a beneficial conversion feature of USD 57 thousand and the amount was charged to retained earnings in 2014 as a deemed dividend. The issuance of the Series E preferred shares did not triggered the anti-dilution term of Series C Investor 1 as their shares were modified as described above.

16.  Non-controlling interest

Non-controlling interest include the interest owned by a shareholder of the Company in a subsidiary of the consolidated VIE.

In February 2010, Shenzhen Xunlei set up a new subsidiary named Xunlei Games Development (Shenzhen) Co., Ltd ("Xunlei Games") and holds 70% of its equity interests. A shareholder of the Company contributed RMB 3,000 thousand (equivalent to USD439 thousand) and holds 30% equity interests in Xunlei Games, which was accounted for as a non-controlling interest of the Group.

17.  Share-based compensation

2010 share incentive plan

During the years presented, the Company granted share options to employees, officers and directors of the Group. There were no options granted to non-employees as of December 31, 2013 and March 31, 2014.

These options were granted with exercise prices denominated in USD, which is the functional currency of the Company. The maximum term of any issued stock option is seven or ten years from the grant date. Stock options granted to employees and officers vest over a four-year schedule as stated below:

(1)
One-fourth of the options shall be vested upon the first anniversary of the grant date;

(2)
The remaining three quarters of the options shall be vested on a monthly basis over the next thirty-six months. (1/48 of options shall be vested per month subsequently)

Stock options granted to directors were subject to a vesting schedule of approximately 32 months.

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period.

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan ("the 2010 Plan"). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group's business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company). The amount of shares available for such grants as of March 31, 2014 is 5,393,770.

The following table summarizes the stock option activity for the three months ended March 31, 2014:

	Number of shares	Weighted average exercise price (USD)	Weighted- average grant-date fair value (USD)	Weighted average remaining contractual life (three months)	Aggregate intrinsic value (in thousands)

Outstanding, December 31, 2013	20,972,776	1.37	—	2.03	39,420
Granted	492,000	3.55	1.73	—	—
Forfeited	(35,718)	3.95	—	—	—

Outstanding, March 31, 2014	21,429,058	1.42	—	1.92	37,769
Vested and expected to vest at March 31, 2014	21,106,208	1.41	0.43	1.84	37,667
Exercisable at March 31, 2014	19,554,267	1.17	0.34	1.50	37,255

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company's historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 20% for employees and nil for directors and advisors.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company's common shares as of December 31, 2013 and March 31, 2014 and the exercise price.

Total fair values of options vested as of December 31, 2013 and March 31, 2014 were USD 6,271 thousand and USD 6,620 thousand, respectively.

As of December 31, 2013 and March 31, 2014, there were USD 2,803 thousand and USD 2,852 thousand of unrecognized share-based compensation costs related to stock options, which were expected to be recognized over a weighted-average vesting period of 2.66 and 2.86 years, respectively. To the extent the actual forfeiture rate is different from the Company's estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the three months ended March 31, 2014 were estimated using the following assumptions:

Options granted to employees

three months ended March 31, 2014

Risk-free interest rate(1)	0.77% to 1.76%
Dividend yield(2)	—
Volatility rate(3)	40.07% to 43.30%
Expected term (in years)(4)	4.58

(1)   The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.

(2)   The Company has no history or expectation of paying dividends on its common shares.

(3)   Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)   The expected term is developed by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

2013 share incentive plan

In November 2013, the Group adopted a share incentive plan, which is referred to as the 2013 Share Incentive Plan ("the 2013 Plan"). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group's business. The Group appointed Leading Advice Holdings Limited ("Leading Advice"), a BVI company owned by the Group's chairman and chief executive officer for no consideration, to administer the plan as the Administrator. Leading Advice has no activities other than administering the plan and does not have employees.

On behalf of the Group, the Administrator has the authority to select the eligible participants to whom awards will be granted: determine the types of awards and the number of shares covered: establish the terms, conditions and provisions of such awards; cancel or suspend awards; and, accelerate the exercisability of awards. The Administrator is authorized to interpret the 2013 Plan; to establish, amend, and rescind any rules and regulations relating to the 2013 Plan; to determine the terms of agreements entered into with recipients under the 2013 Plan; and, to make all other determinations that may be necessary or advisable for the administration of the 2013 Plan. In the event of any disagreement between the Group and Leading Advice, the Group's decision shall be final and binding.

In November 2013, the Company issued 9,073,732 common shares to Leading Advice. Although the shares were legally issued to Leading Advice, Leading Advice does not have any of the rights of a typical common share holder. Leading Advice 1) is not entitled to dividends, 2) does not have the right to vote prior to vesting, and 3) does not have the right to sell the unvested portion of the awards or awards that have not been granted. In addition, upon 1) the liquidation of Leading Advice, 2) the dissolution of Leading Advice, and 3) the expiration of the 2013 Plan, common shares not granted as awards shall be transferred back to the Group at no consideration. Shares not granted at the closing of a QIPO will still be held by Leading Advice on behalf of the Company. Given the structure of this arrangement, while the common shares have been legally issued, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, the 9,073,732 common shares issued to Leading Advice are accounted for as treasury shares until these common shares are earned by the senior management for service provided to the Group.

The Group will record compensation expense for shares over the vesting period.

For the awards that have been granted and become vested, Leading Advice will hold shares for the grantees' benefit and exercise the voting rights on their behalf. The grantees will be entitled to dividends and have the right to request Leading Advice to transfer vested award to a transferee designated by the grantees. Shares that have been granted and are vested will continue to be held by and voting rights exercised by Leading Advice on behalf of the grantee at the closing of a QIPO.

Before the closing of a QIPO, the Company will have a "right of first refusal" with respect to any proposed transfer of vested restricted shares. After the closing of a QIPO, vested restricted shares may not be sold or transferred for a period of six months or a period of time determined by the underwriter (the "lock up period"). If the grantee terminates its employment prior to the closing date of a QIPO and a trade sale, the Group will have the right to acquire the vested restricted shares from the senior officer at a market price as determined by third-party valuation experts.

The Group has considered whether Leading Advice is a variable interest entity and, if so, whether the Group is the primary beneficiary. The Group concluded that it is not the primary beneficiary of Leading Advice.

Upon the closing of a QIPO, the 2013 Plan will be administered by the Company's board of directors or the compensation committee of the board of directors formed in accordance with applicable exchange rules.

Under the 2013 Plan, the maximum number of restricted shares that may be granted is 9,073,732 shares.

As of March 31, 2014, 6,767,618 restricted shares were outstanding. 5,733,213 of these restricted shares will be vested over a four-year schedule in which one-fourth of the restricted shares shall be vested upon the first, second, third, and fourth anniversary of the grant date, respectively. Upon a QIPO, the Administrator, on behalf of the Group, may immediately accelerate the vesting of the restricted shares. If the restricted shares are accelerated, it will be considered vested as of the date specified by the Administrator. The Company has no plan to accelerate the vesting of the restricted shares upon a QIPO. 180,000 of these restricted shares will be vested upon the first month of the grant date. The remaining 854,405 restricted shares granted will be vested over a four-year schedule as stated below:

1)
One-fourth of the restricted shares shall vest on the earlier of: (i) the first anniversary of the grant date, or (ii) upon a QIPO.

2)
The remainder three quarters of the restricted shares shall vest in equal instalments on a monthly basis over a thirty-six month vesting period afterwards.

A summary of the restricted shares activities for the quarter ended March 31, 2014 is presented below:

(In thousand)	Number of RSUs	Weighted-Average Grant-Date Fair Value

Outstanding at December 31, 2013:	8,095,238	—
Granted	2,100,000	3.06
Forfeited*	(3,427,620)	—

Outstanding at March 31, 2014	6,767,618	—

Ungranted	2,306,114
Vested and expected to vest at March 31, 2014	5,752,475

*      The forfeited restricted shares are available for future grants to senior officers.

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

All restricted shares granted to senior officers are measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period. As of March 31, 2014, total unrecognized compensation expense relating to the restricted shares was USD 19,723 thousand. No restricted shares were issued to non-employees.

Total compensation costs recognized for the three months ended March 31, 2013 and 2014 are as follows:

	three months ended March 31,
(In thousand)	2013	2014

Sales and marketing expenses	9	12
General and administrative expenses	84	859
Research and development expenses	235	191

Total	328	1,062

18.  Basic and diluted net income per share

Basic and diluted net income / (loss) per share for the periods ended March 31, 2013 and 2014 are calculated as follows:

	three months ended March 31,
	2013	2014

Numerator (in thousand):
Net income attributable to Xunlei Limited	3,901	397
Contingent beneficial conversion feature of series C to a Series C shareholder	—	(57)
Deemed dividend to Series D shareholder from its modification	—	(279)
Amortization of beneficial conversion feature of Series E	—	(933)
Accretion of Series D to convertible redeemable preferred shares redemption value	(1,060)	(1,153)
Accretion of Series E to convertible redeemable preferred shares redemption value	—	(2,525)
Allocation of net income to participating preferred shareholders	(1,828)	—

Numerator of basic net income / (loss) per share	1,013	(4,550)

Dilutive effect of warrants	(253)	—
Dilutive effect of preferred shares	—	—
Numerator for diluted income / (loss) per share	760	(4,550)
Denominator:
Denominator for basic net income / (loss) per share-weighted average shares outstanding	61,447,372	61,447,372
Dilutive effect of warrants	2,218,935	—
Dilutive effect of share options and restricted shares	12,235,673	—

Denominator for diluted net income / (loss) per share	75,901,980	61,447,372
Basic net income / (loss) per share	0.02	(0.07)
Diluted net income / (loss) per share	0.01	(0.07)

The following common shares equivalent were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	three months ended March 31,
	2013	2014

Preferred shares—weighted average	110,953,534	132,737,028
Share options—weighted average	2,105,284	2,111,639

19.  Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group

Zhuhai Qianyou	Equity investment of the Group
Guangzhou Shulian Information Technology, Co., Ltd. ("IDG Guangzhou")	Shareholder of the Group
Hao Cheng	Co-founder and shareholder of the Group
Xiaomi Technology Co., Ltd	Shareholder of the Group
Leading Advice	Company owned by a Co-founder and shareholder of the Group

During the three months ended March 31, 2013 and 2014, significant related party transactions were as follows:

	three months ended March 31,
(In thousand)	2013	2014

Game sharing costs paid and payable to Zhuhai Qianyou (note a)	249	212
Repayment from Hao Cheng	—	85
Advertisement revenue from Beijing Xiaomi Technology Co., Ltd	—	554

note a—The Company obtained an exclusive game operation right from Zhuhai Qianyou, which is specialized in developing online games. According to the agreement, the Company will share revenues derived by the licensed games with Zhuhai Qianyou.

In November 2013, the Company issued 9,073,732 common shares to Leading Advice, a company owned by the Group's chairman and chief executive officer. The issurance of common shares was to facilitate the administration of the 2013 Plan. Please refer to note 17 for more information.

As of December 31 2013 and March 31 2014, the amounts due from/to related parties were as follows:

(In thousand)	December 31, 2013	March 31, 2014

Amounts due to a related party
Accounts payable to Zhuhai Qianyou	225	239

(In thousand)	December 31, 2013	March 31, 2014

Amounts due from related parties
Accounts receivable from Beijing Xiaomi Technology Co., Ltd	—	585
Other receivable from Hao Cheng	85	—

20.  Taxation

(i)
Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)
PRC Enterprise Income Tax ("EIT")

Giganology Shenzhen, the VIE and its subsidiaries which were established in the Shenzhen Special Economic Zone, the PRC were all subject to EIT at a rate of 15% before 2008. On March 16, 2007, the PRC National People's Congress promulgated the New Enterprise Income Tax Law (the "New EIT Law"), which became effective on January 1, 2008, adopting a unified EIT rate of 25%. In addition, the New EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the New EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the "Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for Giganology Shenzhen, the VIE and its subsidiaries, which established in the Shenzhen Special Economic Zone before March 16, 2007, was 25% for three months ended March 31, 2013 and 2014.

On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise ("HNTE") status under the New EIT Law which would entitle qualified and approved entities to a favorable statutory tax rate of 15%.

In April 2009, the State Administration for Taxation ("SAT") issued Circular Guoshuihan [2009] No. 203 ("Circular 203") stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. In addition, an entity which qualified for the HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.

In February 2011, Shenzhen Xunlei obtained the HNTE certificate with effect from January 1, 2011.

According to a policy promulgated by the State tax bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150%

of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year ("Super Deduction"). Xunlei has been claiming such Super Deduction in ascertaining its tax assessable profits from 2009 onwards. In addition, as approved by the relevant tax authority in July 2010, Xunlei was recognized as an enterprise engaged in software development activities, accordingly, it is entitled to a tax holiday of 2-year exemption and 3-year 50% reduction from 2010 onwards. As a result, the applicable tax rate to Shenzhen Xunlei for the three months ended March 31, 2013 was 12.5%.

In December 2013, Shenzhen Xunlei obtained the certificate of Key Software Enterprise for the years ended December 31, 2013 and 2014, which enables Shenzhen Xunlei to enjoy the preferential tax rate of 10% for the year 2013. As a result, the applicable tax rate to Shenzhen Xunlei for the years ended December 31, 2011, 2012 and 2013 were 0%, 12.5% and 10%, respectively, and the applicable tax rate to Shenzhen Xunlei for the three months ended March 31, 2014 was 10%.

The subsidiaries and VIE's subsidiaries, which were established after January 1, 2008, were subject to EIT at a rate of 25%.

Xunlei Computer was established in 2011 in the Shenzhen Special Economic Zone of the PRC. As approved by the relevant tax authority in June 2013, Xunlei Computer was further exempt from EIT for two years commencing from its first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years ("2-year Exemption and 3-year 50% Reduction"). The first year of profit operation of Xunlei Computer is 2013.

Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. The withholding tax ("WHT") on dividends is 10%, unless a foreign investor's tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules.). The 10% WHT is applicable to any dividends to be distributed from Giganology Shenzhen and Xunlei Computer to the Company out of any profits of these two companies derived after January 1, 2008. Up to March 31, 2014, both Giganology Shenzhen and Xunlei Computer did not declare any dividend to the parent company and have determined that they have no present plan to declare and pay any dividends. The Group currently plans to continue to reinvest its subsidiaries' undistributed earnings, if any, in its operations in China indefinitely. Accordingly, no withholding income tax was accrued and required to be accrued as of March 31, 2014. The undistributed earnings from the Group's PRC entities as of March 31, 2014 amounted to USD 33,572 thousand. An estimated foreign withholding taxes of USD 3,357 thousand would be due if these earnings were remitted as dividends as of March 31, 2014.

Moreover, the current EIT Law treats enterprises established outside of China with "effective management and control" located in the PRC as PRC resident enterprises for tax purposes. The term "effective management and control" is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of March 31, 2014, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

The current income tax expenses were USD90 thousand and USD383 thousand for the three months ended March 31, 2013 and 2014 respectively. The deferred income tax expense amounting to USD772 thousand was mainly resulted from outside basis difference provision for the three months ended March 31, 2013. The deferred income tax benefit amounting to USD321 thousand was mainly resulted from net operating loss of Shenzhen Xunlei's subsidiaries carried forward for the three months ended March 31, 2014.

21.  Fair value measurements

Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. Although the adoption did not impact the Group's consolidated financial statements, ASC 820-10 requires additional disclosures on fair value measurements.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace or based on quoted price in markets that are not active

Level 3—Unobservable inputs which are supported by little or no market activity and are significant to the overall fair value measurement

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and March 31, 2014:

	Fair value measurements as at December 31, 2013
	Total USD	Quoted prices in active market for identical assets (Level 1) USD	Significant other observable inputs (Level 2) USD	Significant unobservable inputs (Level 3) USD

Cash equivalent: time deposits	30,892	—	30,892	—
Short term investments:
Time deposits	9,695	—	9,695	—
Investments in financial instruments	31,298	—	31,298	—
Warrant and subscription right liabilities	(2,186)	—	(2,186)	—

	69,699	—	69,699	—

	Fair value measurements as at March 31, 2014
	Total USD	Quoted prices in active market for identical assets (Level 1) USD	Significant other observable inputs (Level 2) USD	Significant unobservable inputs (Level 3) USD

Cash equivalent: time deposits	24,724	—	24,724	—
Short term investments:
Time deposits	13,666	—	13,666	—
Investments in financial instruments	18,673	—	18,673	—
Warrant and subscription right liabilities	(37,089)	—	(37,089)	—

	19,974	—	19,974	—

22.  Other income net

	three months ended March 31,
(In thousand)	2013	2014

Subsidy income	306	555
Fair value changes of warrants and subscription rights liabilities (note 13)	253	187
Exchange losses	(141)	(155)
Investment income from short-term investments	165	913
Loss from exchange of warrants to Series D investor*	—	(405)
Others	5	28

	588	1,123

*
Refer to note 13 for additional information on this amount.

23.  Commitments and contingencies

Rental commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including any free rental periods.

Total office rental expenses under all operating leases were USD 663 thousand and USD 729 thousand for the three months ended March 31, 2013 and 2014, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of March 31, 2014:

(In thousand)

Within 1 year	2,801
Between 1 to 2 years	1,320
Between 2 to 3 years	693

4,814

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs under all operating leases were USD 7,714 thousand and USD 10,334 thousand for the three months ended March 31, 2013 and 2014, respectively.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of March 31, 2014:

(In thousand)

Within 1 year	21,818
Between 1 to 2 years	2,520
Between 2 to 3 years	395

24,733

Capital commitments

As at March 31, 2014, the Group had irrevocable purchase obligations for certain copyrights and online game licenses that had not been recognized in the amount of USD 8,398 thousand and USD 6,622 thousand, respectively.

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group's business practices, which could impact the Group's future financial results. The Group had incurred USD 113 thousand and USD 739 thousand legal and litigation related expenses for the three months ended March 31, 2013 and 2014, respectively.

Up to May 23, 2014, which is the date when the unaudited interim condensed consolidated financial statements were issued, the Group had 14 lawsuits pending against the Group with an aggregate amount of claimed damages of approximately RMB 1.48 million (USD0.24 million) which occurred before March 31, 2014. Of the 14 pending lawsuits, 11 lawsuits were relating to the alleged copyright infringement in the PRC and the remaining 3 were relating to Shenzhen Xunlei, Xunlei Kankan and online game business which is not related to copyright infringement. The Group had accrued for USD 964 thousand litigation related expenses in "Accrued expenses and other liabilities" in the consolidated balance sheet as of March 31, 2014.

Out of the 11 lawsuits for the alleged copyright infringement, 3 lawsuits involved Gougou, a digital media content search engine previously owned by the Group. Although the Group is the named defendant in these cases, the Group sold the Gougou website and related intellectual property rights in 2010 to an unaffiliated third party, who has agreed to assume all present and future Gougou-related intellectual property liabilities, including liabilities incurred in connection with these lawsuits. The indemnity provided by this unaffiliated third party has not been factored into the Group's accrual of the litigation related expenses. The remaining 8 lawsuits were relating to online video services the Group provided on Xunlei Ark, Xunlei Kankan and the Xunlei accelerator.

The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group's legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the 14 lawsuits will result in the amounts accrued materially different from the range of reasonably possible losses.

Subsequent to March 31, 2014, there were additional claims mainly related to alleged copyright infringement and employment contract dispute made in the ordinary course of business against the Group. The Group has assessed that none of these claims that occurred between March 31, 2014 to May 23, 2014 will result in the amount accrued materially different from the range of reasonably possible losses in the consolidated financial statements of the Group.

24.  Subsequent events

The Group evaluated subsequent events through May 23, 2014, which is the date when the condensed consolidated financial statements were issued.

Repurchase transactions

On April 15, 2014, the Company repurchased from Skyline 469,225 common shares, 27,180 Series A preferred shares, 591,451 Series A-1 preferred shares, 725,237 Series B preferred shares and 3,808,943 Series D convertible redeemable preferred shares at a consideration of approximately USD24,276 thousand.

On April 24, 2014, the Company repurchased from a number of existing shareholders the following common and preferred shares for a total consideration of USD49,808 thousand. The Company repurchased the following common and preferred shares at a per share price of USD2.82, equal to the issuance price of the Series E preferred shares:

•
10,334,679 common shares from Vantage Point Global Limited (Founder's company) for USD29,121 thousand;

•
3,860,733 common shares from Aiden & Jasmine Limited (Co founder's company) for USD10,879 thousand;

•
450,000 Series A preferred shares from Bright Access International Limited for USD1,268 thousand;

•
2,921,868 Series B preferred shares from Fidelity Asia Ventures Fund L.P. for USD8,233 thousand;

•
108,960 Series B preferred shares from Fidelity Asia Principals Fund L.P. for USD307 thousand;

For accounting purposes, the Company determined the per share fair value of the common shares, Series A preferred shares, and Series B preferred shares to be USD3.13, USD3.13, and USD3.19, respectively, on April 24, 2014, the date of repurchase. The repurchase price of USD2.82 was mutually negotiated at the time of the repurchase transactions. There were no other arrangements with the selling shareholders other than the exchange of Xiaomi options for transfer restrictions as described above. The selling shareholders were willing to sell its common and preferred shares at the USD2.82 per share price as it would provide them with as a form of liquidity. For the common shares repurchased, the Company charged the excess of the purchased price over the par value to additional paid in capital. For the preferred shares repurchased, the Company charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retain earnings is zero.

On the same day, April 24, 2014, the Company transferred a total of 14,195,412 repurchased common shares to Leading Advice for future issuance of restricted shares under the Company's 2014 Plan and cancelled the remaining repurchased shares. While the common shares have been transferred to Leading Advice, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, these shares issued to Leading Advice are accounted as treasury shares. Please refer to note 17 for additional information.

Tranche 2 Series E preferred shares financing

On April 24, 2014, the Company issued Series E convertible redeemable preferred shares (the "Series E Tranche 2 Preferred Shares") to three investors (the "Series E Tranche 2 Investors") to subscribe 39,037,382 Series E Tranche 2 Preferred Shares for a total consideration of USD110 million. Two of the three investors exercised the Subscription Rights assigned to them by the Series E Investor to purchase USD100 million while the third investor purchased the remaining USD10 million. Upon the exercise of the Subscription Rights, the fair value of the warrant liability of USD 29,223 thousand was derecognized. The issuance to the third investor contains a beneficial conversion feature of USD1,109 thousand and the amount is initially recognized in APIC and will be amortized to retained earnings or in the absence of retained earnings, by charge against additional paid-in capital as a deemed dividend. No beneficial conversion feature is recorded for the issuance to the two investors because the adjusted conversion price of USD3.66 is higher than the Company's common share fair value of USD3.13 at the time of the issuance. Issuance cost of USD57 thousand was recognized as a reduction of the Series E preferred shares carrying value. The net carrying amount of the Series E Tranche 2 Preferred Shares will be reported at USD138,053 thousand after taking into consideration the aggregate impact of the aforementioned items. The Series E preferred shares will also be classified within the mezzanine equity section since the preferred shares are only contingently redeemable by the holder four years after issuance date.

The issuance of the Tranche 2 Series E Preferred Shares triggered the anti-dilution rights of a Series C preferred shareholder and a Series D preferred shareholder. As a result, the Company adjusted the conversion price of the Series C preferred shares of this holder from USD3.64 to approximately USD3.63, and the conversion price of Series D preferred shares of this holder from USD2.8613 to approximately USD2.8599.

The downward conversion price adjustment was carried out in accordance with the anti-dilution clause in the original Series C and D financing agreement. As a result of this adjustment the Series C preferred shares contain a beneficial conversion feature of USD1 thousand and the amount will be charged to retained earnings as a deemed dividend. There is no beneficial conversion feature for the Series D preferred shares after the conversion price adjustment.

2014 share incentive plan

In April 2014, the Group adopted a share incentive plan, which is referred to as the 2014 Share Incentive Plan ("the 2014 Plan"). The purpose of the plan is to motivate, attract and retain the best available personnel by linking the personal interests of senior management to the success of the Group's business. Under the 2014 Plan, the maximum number of restricted shares that may be granted is 14,195,412 shares to certain officers, directors or employees of, or advisors or consultants to the Company and its subsidiaries and consolidated affiliated entities. As of May 23, 2014, no restricted shares were granted under the 2014 plan.

Partial disposal of an equity method investment

In May of 2014, Guangzhou Yuechuan, an equity method investee held by the Group, issued new shares to a number of third parties for a total consideration of RMB 18 million. As a result of the transaction, the Group's ownership interest in Guangzhou Yuechuan decreased from 23.4% to 19.1%. The Group concluded it to be an effective deposal of part of the equity investment. The Company records a gain of USD1.9 million arising from the sale of shares by the investee to third parties at a price in excess of the per share carrying value of the shares owned by the Company in the second quarter of 2014. The Group will continue to classify Guangzhou Yuechuan as an equity method investment because it retained significant influence through its one out of five seats on the board of directors.

25.  Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares

The Series A, A-1, B, C, D and E preferred shares shall automatically be converted into common shares based on the then effective conversion ratio immediately prior to the closing of a firm commitment underwritten Qualified IPO, as defined in the relevant investment agreement. The conversion ratio of Series A, A-1 and B Preferred Shares was 1 for 1, but the conversion ratio of the Series C preferred shares for one of the investor is 1 for 1.2654, due to the trigger of an anti-dilution clause in the original Series C investment agreement when the Series D preferred shares were issued as well as the modification of a conversion clause, as described in note 15. The conversion ratio of the Series C preferred shares for the other investor is 1 for 1.4382, due to the trigger of an anti-dilution clause in the original Series C investment agreement when the Series D and E preferred shares were issued, as described in note 15. The conversion ratio of the Series D preferred shares was 1 for 1.1528, due to the trigger of an anti-dilution clause in the original Series D investment agreement when the Series E preferred shares were issued, as described in note 13.

The unaudited pro-forma income per share for the three months ended March 31, 2014 after giving effect to the conversion of the Series A, A-1, B, C and D preferred shares into common shares as if the conversion occurred at January 1, 2013, respectively, was as follows:

three months ended March 31, 2014

Numerator:
Net loss attributable to common shareholders	(4,550)
Contingent beneficial conversion feature of series C to a Series C shareholder	57
Amortization of beneficial conversion feature of Series E	933
Accretion of Series D to convertible redeemable preferred shares redemption value	1,153
Accretion of Series E to convertible redeemable preferred shares redemption value	2,525

Pro-forma net income attributable to common shareholders—diluted	118

Denominator:
Denominator for basic and diluted calculation—weighted average number of common shares outstanding	61,447,372
Pro-forma effect of preferred shares	183,565,182
Denominator for pro-forma basic calculation	245,012,554

Dilutive common share options	12,381,596
Pro-forma effect of warrants	56,638,443
Denominator for pro-forma diluted calculation	314,032,593

Pro-forma basic net income per share attributable to common shareholders	0.00
Pro-forma diluted net income per share attributable to common shareholders	0.00

Unaudited pro forma condensed consolidated
financial information

The following unaudited pro forma condensed consolidated balance sheet and income statement of Xunlei Limited ("Xunlei" or the "Company") are presented to illustrate the effect of Xunlei's issuance of Series E preferred shares (the "Issuance") and the repurchase certain of its common and preferred shares (the "Repurchase") in March and April of 2014. In addition, the Company will also present unaudited pro forma condensed consolidated balance sheet and pro forma earnings per share information to illustrate the automatic conversion (the "Conversion") of the Series A, A-1, B, C, D, and E preferred shares into common shares upon an initial public offering. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2014 and the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2013 and three months ended March 31, 2014 presented herein are based on the historical financial statements of Xunlei as well as the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed financial information.

The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2014 and unaudited pro forma condensed consolidated income statement for the year ended December 31, 2013 and three months ended March 31, 2014 are presented for illustrative purposes only, in accordance with Article 11 of Regulation S-X, and should be read in conjunction with the Company's historical audited financial statements, unaudited interim condensed consolidated financial statements and accompanying notes, which are included in this prospectus.

 Xunlei Limited
Unaudited Pro Forma Condensed
Consolidated Balance Sheet
As of March 31, 2014

(Amounts expressed in thousands of United States dollars ("USD"))	Xunlei Limited	Pro Forma Adjustment Tranche 2	Notes	Pro Forma Adjustment Repurchase (Note 3(k))	Article 11 Pro Forma Total	Article 11 Pro Forma as adjusted (Note 3(m))

Assets
Current assets:
Cash and cash equivalents	302,361	110,000	3(g)	(74,084)	338,277	338,277
Short-term investments	32,339	—		—	32,339	32,339
Accounts receivable, net	29,083	—		—	29,083	29,083
Deferred tax assets	1,418	—		—	1,418	1,418
Due from related party	585	—		—	585	585
Prepayments and other current assets	6,601	—		—	6,601	6,601
Copyrights related to content, current portion	13,022	—		—	13,022	13,022

Total current assets	385,409	110,000		(74,084)	421,325	421,325

Non-current assets:
Long-term investments	2,867	—		—	2,867	2,867
Deferred tax assets	10,328	—		—	10,328	10,328
Property and equipment, net	21,410	—		—	21,410	21,410
Intangible assets, net	11,077	—		—	11,077	11,077
Prepayment for content copyrights	2,806	—		—	2,806	2,806
Other long-term prepayments and receivables	5,888	—		—	5,888	5,888

Total assets	439,785	110,000		(74,084)	475,701	475,701

Liabilities
Current liabilities:
Accounts payable	36,922	—		—	36,922	36,922
Due to a related party	239	—		—	239	239
Deferred revenue, current portion	29,583	—		—	29,583	29,583
Income tax payable	2,939	—		—	2,939	2,939
Accrued liabilities and other payables	31,278	57	3(g)	—	31,335	31,335

Total current liabilities	100,961	57		—	101,018	101,018

Non-current liabilities:
Deferred revenue, non-current portion	2,056	—		—	2,056	2,056
Deferred government grant	6,164	—		—	6,164	6,164
Deferred tax liability, non-current	8,985	—		—	8,985	8,985
Series E warrants to Series D holder	2,778	—		—	2,778	2,778
Series E warrants to Series E holder	6,459				6,459	6,459
Series E subscription rights to Series E Holder	27,852	(27,852)	3(g)	—	—	—

Total liabilities	155,255	(27,795)		—	127,460	127,460

(Amounts expressed in thousands of United States dollars ("USD"))	Xunlei Limited	Pro Forma Adjustment Tranche 2	Notes	Pro Forma Adjustment Repurchase (Note 3(k))	Article 11 Pro Forma Total	Article 11 Pro Forma as adjusted (Note 3(m))

Mezzanine equity
Series D convertible redeemable preferred shares	41,722	—		(14,932)	26,790	—
Series E convertible redeemable preferred shares	115,721	136,683	3(g)	—	252,404	—
Equity
Series C convertible non-redeemable preferred shares	1	—		—	1	—
Series B convertible non-redeemable preferred shares	8	—		(1)	7	—
Series A-1 convertible non-redeemable preferred shares	9	—		—	9	—
Series A convertible non-redeemable preferred shares	7	—		—	7	—
Common shares	15	—		(4)	11	65
Additional paid-in-capital	115,130	1,113	3(g),(h)	(56,661)	59,582	338,746
Accumulated other comprehensive income	5,085	—		—	5,085	5,085
Statutory reserves	4,478	—		—	4,478	4,478
Treasury shares	2	—		—	2	2
Retained earnings	2,487	(1)	3(h)	(2,486)	—	—

Total Xunlei Limited's shareholders' equity	127,222	1,112		(59,152)	69,182	348,376

Non-controlling interest	(135)	—		—	(135)	(135)

Total liabilities, mezzanine equity and shareholders' equity	439,785	110,000		(74,084)	475,701	475,701

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information.

Xunlei Limited
Unaudited pro forma condensed consolidated income statement
for the year ended December 31, 2013

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Xunlei Limited	Pro Forma Adjustment Tranche 1	Notes		Pro Forma Adjustment Tranche 2	Notes		Article 11 Pro Forma Total

Net revenues	174,594	—			—			174,594
Cost of revenues	(93,260)	—			—			(93,260)

Gross profit	81,334	—			—			81,334
Total operating expenses	(78,515)	—			—			(78,515)
Net gain from exchanges of content copyrights	1,020	—			—			1,020

Operating income	3,839	—			—			3,839

Interest income	1,189	—			—			1,189
Other income, net	4,679	—			—			4,679
Share of income from an equity investee	25	—			—			25

Income before income tax	9,732	—			—			9,732
Income tax expense	647							647

Net income	10,379	—			—			10,379
Less: net loss attributable to the non-controlling interest	(283)	—			—			(283)

Net income attributable to Xunlei Limited	10,662	—			—			10,662
Allocation of net income to participating preferred shareholders	(4,094)	4,094	3	(c)	—			—
Accretion to Series D convertible redeemable preferred shares redemption value	(4,300)	—			—			(4,300)
Accretion to Series E convertible redeemable preferred shares redemption value	—	(34,133)	3	(a)	(11,403)	3	(i)	(45,536)
Amortisation of beneficial conversion feature of Series E preferred shares	—	(13,094)	3	(b)	(289)	3	(j)	(13,383)

Net income / (loss) attributable to Xunlei Limited's common shareholders	2,268	(43,133)			(11,692)			(52,557)

Basic net income / (loss) per share attributable to Xunlei Limited's common shareholders (Note 3(l))	0.04							(1.47)
Weighted average number of common shares outstanding—basic (Note 3(l))	61,447,372							46,782,735
Diluted net income / (loss) per share attributable to Xunlei Limited's common shareholders (Note 3(l))	0.01							(1.47)
Weighted average number of common shares outstanding—diluted (Note 3(l))	76,065,898							46,782,735

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information.

Xunlei Limited
Unaudited pro forma condensed
consolidated income statement
for the three months ended March 31, 2014

(Amounts expressed in thousands of USD, except for number of shares and per share data)	Xunlei Limited	Pro Forma Adjustment Tranche 1	Notes	Pro Forma Adjustment Tranche 2	Notes	Article 11 Pro Forma Total

Net revenues	39,998	—		—		39,998
Cost of revenues	(23,864)	—		—		(23,864)

Gross profit	16,134	—		—		16,134
Total operating expenses	(18,174)	—		—		(18,174)
Net gain from exchanges of content copyrights	826	—		—		826

Operating income	(1,214)	—		—		(1,214)

Interest income	387	—		—		387
Other income, net	1,123	405	3(d)	—		1,528
Share of income from an equity investee	(56)	—		—		(56)

Income before income tax	240	405		—		645
Income tax expense	(62)					(62)

Net income	178	405		—		583
Less: net loss attributable to the non-controlling interest	(219)	—		—		(219)

Net income attributable to Xunlei Limited	397	405		—		802
Contingent beneficial conversion feature of series C to a Series C shareholder	(57)	57	3(e)	—		—
Deemed dividend to Series D shareholder from its modification	(279)	279	3(f)	—		—
Accretion to Series D convertible redeemable preferred shares redemption value	(1,153)	—		—		(1,153)
Accretion to Series E convertible redeemable preferred shares redemption value	(2,525)	(7,777)	3(a)	(3,084)	3(i)	(13,386)
Amortisation of beneficial conversion feature of Series E preferred shares	(933)	(2,341)	3(b)	(72)	3(j)	(3,346)

Net income/(loss) attributable to Xunlei Limited's common shareholders	(4,550)	(9,377)		(3,156)		(17,083)

Basic net loss per share attributable to Xunlei Limited's common shareholders (Note 3(l))	(0.07)					(0.36)
Weighted average number of common shares outstanding—basic (Note 3(l))	61,447,372					46,782,735
Diluted net loss per share attributable to Xunlei Limited's common shareholders (Note 3(l))	(0.07)					(0.36)
Weighted average number of common shares outstanding—diluted (Note 3(l))	61,447,372					46,782,735

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information.

Xunlei Limited
Notes to the unaudited pro forma condensed consolidated financial information

1.     Basis of presentation

The financial statements of Xunlei as of March 31, 2014, for the year ended December 31, 2013 and for the three months ended March 31, 2014, have been derived from the Company's audited financial statements and unaudited interim financial statements included in this prospectus and do not reflect events subsequent to December 31, 2013 and March 31, 2014.

The unaudited pro forma financial information has been prepared on the following basis:

•
The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X.

•
The pro forma financial information reflects adjustments to give effect to pro forma events that are (1) directly attributable to those events, (2) are factually supportable, and (3) for pro forma income statement purposes, have a continuing impact.

•
The pro forma adjustments relating to the Series E Tranche 2 preferred shares issuance are based on management's estimates and a preliminary valuation of the common and preferred shares, assisted by an independent third-party appraiser. Upon completion of the detailed valuation and the final determination of fair value, additional adjustments, which may differ significantly from the valuation set forth in the unaudited pro forma financial information, maybe necessary.

•
In the preparation of the pro forma financial information, the same recognition and measurement principles were applied as in the preparation of the audited financial statements for the year ended December 31, 2013 and unaudited interim financial statements for the three months ended March 31, 2014.

•
The pro forma condensed consolidated balance sheet of Xunlei as at March 31, 2014 is presented to show the effect of the Series E Tranche 2 preferred shares issuance, the Repurchase and the Conversion as if the Series E Tranche 2 preferred shares issuance, the Repurchase, and the Conversion had occurred on March 31, 2014. The Series E Tranche 1 preferred shares issuance has already been reflected in the historical consolidated balance sheet of Xunlei.

•
The pro forma condensed consolidated income statement of Xunlei for the year ended December 31, 2013 is presented to show the effect of the Issuance and the Repurchase as if the Issuance and the Repurchase had occurred on January 1, 2013.

•
The pro forma condensed consolidated income statement of Xunlei for the three months ended March 31, 2014 is presented to show the effect of the Issuance and the Repurchase as if the Issuance and the Repurchase had occurred on January 1, 2013.

2.     Description of transaction

Description of transaction

Series E Tranche 1 convertible redeemable preferred shares

On March 5, 2014 (the "Closing Date"), the Company entered into an agreement to issue Series E Tranche 1 preferred shares and warrants to Xiaomi Ventures Limited ("Xiaomi") for a total consideration of USD200 million. Pursuant to the agreement, the Company issued 70,975,491 Series E preferred shares at USD2.82 per share and warrants to purchase 17,743,873 Series E preferred shares at USD2.82. In addition, within three months after the Closing Date, Xiaomi shall have the right (the "Subscription Right") to purchase, or designate any other person/party to purchase from the Company USD100 million of Series E preferred shares at a per share price of USD2.82. The fair value per share of the Series E preferred shares were determined to be USD 3.56 on March 5, 2014. The issuance price of the Series E convertible redeemable preferred shares were mutually negotiated at USD2.82. The price was agreed with consideration to 1) Xiaomi brand, which is considered to be a well-recognized smartphone vendor in the China market, and 2) potential synergy that could be created between the two parties strategic cooperation in the multi device environment. The rights and preferences of the Series E preferred shares are as follows:

Dividend right

The holders of the Series E preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis;

Liquidation preference

Before any distribution or payment shall be made to the holders of Series A, Series A-1, Series B, Series C and D preferred shares, an amount shall be paid to Series E holders with respect to each Series E preferred share held by the Series E holder equal to 100% of the applicable original issue price;

Voting right

The holders of the Series E preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series E preferred shares are convertible;

Conversion right

Each of the Series E preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. In addition, each of the Series E preferred shares would automatically be converted into common shares of the Company (i) upon the closing of a Qualified IPO or (ii) upon written notice to convert given to the Company by the holders of a majority of Series E preferred shareholders The conversion is subject to adjustments for certain events, including but not limited to reorganization, mergers, share dividends, distribution, subdivisions, or consolidation, reclassification, exchange, substitutions or any capital reorganization of common shares. The conversion price is also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

Redemption right

The Series E preferred shares are redeemable at the option of the holder any time after March 1, 2018 but not later than March 1, 2019. The redemption price shall be equal to the aggregate amount of price paid per share (i.e. USD2.82), plus interest on the original issue price at a rate of 15% per annum compounded annually from the issuance date up to and including the date of redemption, plus all declared but unpaid dividends and distributions on any such shares. Due to this non-mandatory redemption feature, the Company classified the Series E preferred shares as mezzanine equity in the consolidated balance sheets;

Warrants

The Series E warrants are exercisable at the option of the holder, at any time, on or after January 1, 2015 and no later than March 1, 2015. The warrants are not exercisable if the Company has completed the initial public offering in the United States by December 31, 2014. As the warrants are exercised into mezzanine equity, the warrants were classified as a liability and initially measure at their fair value at USD6,477 thousand; the fair value of Series E warrants was USD6,459 thousand on March 31, 2014.

Subscription Right

The Subscription Rights are exercisable at the option of the Series E preferred shareholder within three months after the Closing Date. The right can be designated to any other person/party to purchase Series E preferred shares from the Company. As the rights are exercised into mezzanine equity, the rights were classified as a liability and initially measure at their fair value at USD28,208 thousand. The purpose of the Subscription Right was to allow other investors to purchase Series E preferred shares at the same price. Those other investors were King Venture Holdings Limited ("Kingsoft"), Morningside China TMT Special Opportunity Fund LP and Morningside China TMT Fund III Co-Investment LP (collectively "Morningside").

Exchange of Xiaomi options for transfer restrictions

As part of the issuance of the Series E preferred shares, Xiaomi and the founders, who are also employees, and two employees (collectively the "Grantees") of the Company agreed that (i) Xiaomi will grant to the Grantees the right to purchase certain number of restricted shares of Xiaomi Corporation, the parent company of Xiaomi Ventures with a total subscription consideration of not more than USD20 million at a subscription price subscription price per share that reflects the valuation of Xiaomi being USD10 billion (the "Xiaomi Options"); and (ii) the Grantees agreed to impose a transfer restriction (the "Transfer Restrictions") on 90% of the common shares, restricted shares and share options (the "Shares") owned by the Grantees. The Transfer Restrictions prohibit the Grantees from transferring their shares to another person/party until April 24, 2019 for one of the founders or April 24, 2018 for the other Grantees. The Xiaomi Options and the Transfer Restrictions are not tied to the Grantees' future employment with the Company. The value of the Transfer Restrictions was determined to be significantly greater than the value of Xiaomi Options and there was no incremental benefit given to the Grantees. Accordingly, no compensation expense was recognized.

In determining the value of the Transfer Restrictions, the Company was assisted by an independent valuation firm and in part, relied on a valuation report prepared by them, based on data provided by the Company. The valuation of the Transfer Restrictions is estimated to be

USD43.3 million and is calculated based on the difference in value of the common shares with the Transfer Restrictions and the value of the common shares without the restriction.

For the valuation of the Xiaomi Options, the Company was only able to obtain limited financial information from Xiaomi, a private company, to perform a valuation analysis. This information includes high level 2013 revenue data and information of a third party investment transaction that valued Xiaomi at USD10 billion in August of 2013. Given the lack of financial information, the Company is unable to determine a more precise estimate of the fair value of the Xiaomi Option on the exchange date. If the fair value of the Xiaomi options were worth USD43.3 million, Xiaomi Corporation itself would need to be estimated at a valuation in excess of USD30 billion on March 5, 2014. The Company does not expect the valuation of Xiaomi Corporation to increase by 200% from USD10 billion in August 2013 to USD30 billion in March 2014.

Series E Tranche 2 convertible redeemable preferred shares

On April 24, 2014 (the "Tranche 2 Closing Date"), Kingsoft and Morningside exercised the Subscription Right designated to them by Xiaomi to purchase 35,488,529 Series E Tranche 2 preferred shares at USD2.82 for a total consideration of USD100 million. On the same date, the Company also entered into an agreement to issue 3,548,853 Series E Tranche 2 preferred shares to IDG Technology Venture Investment V LP ("IDG") for a total consideration of USD10 million at a per share price of USD2.82. In total, the Company issued 39,037,382 Series E preferred shares at USD2.82 per share for a total consideration of USD110,000,000. The right and preferences of the Series E Tranche 2 preferred shares are consistent with rights and preferences of the Series E Tranche 1 preferred shares.

Repurchase transactions

On April 15, 2014, the Company repurchased from Skyline Global Company Holding Limited ("Skyline") the following common and preferred shares for a total consideration of USD24,275,665:

•
469,225 common shares for USD1,570,625;

•
27,180 Series A preferred shares for USD90,979;

•
591,451 Series A-1 preferred shares for USD1,979,749;

•
725,237 Series B preferred shares for USD2,427,567;

•
3,808,943 Series D preferred shares for USD18,206,745.

On April 24, 2014, the Company repurchased from a number of existing shareholders the following common and preferred shares for a total consideration of USD49,808,317:

•
10,334,679 common shares from Vantage Point Global Limited (Shenglong Zou—Founder's company) for USD29,121,184;

•
3,860,733 common shares from Aiden & Jasmine Limited (Hao Cheng—Co founder's company) for USD10,878,816;

•
450,000 Series A preferred shares from Bright Access International Limited for USD1,268,015;

•
2,921,868 Series B preferred shares from Fidelity Asia Ventures Fund L.P. for USD8,233,274;

•
108,960 Series B preferred shares from Fidelity Asia Principals Fund L.P. for USD307,028.

On the same day, April 24, 2014, the Company transferred a total of 14,195,412 repurchased common shares to Leading Advice Holdings Limited ("Leading Advice") for future issuance of restricted shares under the Company's 2014 Plan and cancelled the remaining repurchased shares. While the common shares have been transferred to Leading Advice, the common shares issued to Leading Advice do not have the attributes of unrestricted, issued and outstanding shares. Therefore, these shares issued to Leading Advice are accounted as treasury shares. The Company concluded that the treasure shares held by Leading Advice and the cancellation of the remaining common shares has no financial impact on the unaudited pro forma condensed consolidated balance sheet as of March 31, 2014 and the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2013 and three months ended March 31, 2014.

Subsequent to the repurchase transactions on April 24, 2014, the Company determined the per share fair value of the common shares, Series A preferred shares, and Series B preferred shares to be USD3.13, USD3.13, and USD3.19, respectively, on the date of repurchase. The repurchase price of USD2.82 was mutually negotiated at the time of the repurchase transactions. There were no other arrangements with the selling shareholders other than the exchange of Xiaomi options for transfer restrictions as described above. The selling shareholders were willing to sell its common and preferred shares at the USD2.82 per share price as it would provide them with as a form of liquidity.

3.     Pro forma adjustments

Series E Tranche 1 convertible redeemable preferred shares

a)
Accretion of the Series E preferred shares (pro forma Dec 31, 2013 and March 31, 2014 income statement adjustment)

The adjustment of USD34,133 thousand and USD7,777 thousand reflects the accretion of the Series E Tranche 1 preferred shares for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, which represents the accretion at a rate of 15% per annum of the original issuance price. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charge against additional paid-in capital.

b)
Amortization of beneficial conversion feature (pro forma Dec 31, 2013 and March 31, 2014 income statement adjustment)

The issuance contains a beneficial conversion feature (the "BCF") of USD52,377 thousand and the amount is initially recorded in APIC and will be amortized to retained earnings or in the absence of retained earnings, by charge against additional paid-in capital as a deemed dividend. The BCF is calculated based on the difference between an adjusted conversion price of USD2.31 and the Company's common share fair value of USD3.05 multiply by the number of shares into which the preferred shares are convertible into. The conversion price was adjusted from USD2.82 to USD2.31 principally because of the liability for the Subscription Right and the Warrants.

The adjustment of USD13,094 thousand and USD2,341 thousand reflects the amortization of the BCF of the Series E Tranche 1 preferred shares for the year ended December 31, 2013 and the three months ended March 31, 2014, as if the issuance of the preferred shares occurred on January 1, 2013. The BCF of USD52,377 thousand is amortized over a four-year redemption period.

c)
Allocation of net income to participating preferred shareholders adjustment (pro forma Dec 31, 2013 income statement adjustment)

The adjustment of USD4,094 thousand represents the reversal of income allocated to the participating preferred shareholders as there are no net income available for allocation after adjusting for the Issuance and the Repurchase transaction.

d)
Issuance of Series E warrants to Skyline (pro forma March 31, 2014 income statement)

Skyline's warrants to purchase 1,952,663 and 266,272 Series D preferred shares at USD3.38 per share expired on February 6, 2014 and March 1, 2014, respectively. On the date of the expiration, the warrant, which was classified as a liability, was in the money with fair value of USD2,414 thousand. It was agreed that upon issuance of the Series E Tranche 1 preferred shares on March 5, 2014, the Company would issue to Skyline warrants to purchase 3,406,824 Series E preferred shares with an exercise price of USD2.82. This warrant is exercisable at the option of the holder, at any time no later than the earlier of (1) the pricing date of the initial public offering of the Company or (2) March 1, 2015. As the warrants are exercised into mezzanine equity, the warrants will be classified as a liability and is initially measured at a fair value of USD2,819 thousand. The exchange of the Series D warrants and the issuance of the Series E warrants are considered to be a related transaction and accounted for as a single transaction. A loss of USD405 thousand on the date of exchange is charged to the income statement. The adjustment of USD405 thousand represents the reversal of losses in the historical condensed consolidated statement of income for the three months ended March 31, 2014 because it does not have a continuing impact. However, it will be considered in the pro forma earnings per share calculation. The pro forma condensed consolidated income statement does not reflect any mark to market effect of the new warrant liabilities to purchase Series E preferred shares as such adjustment is not factually supportable. The mark to market effect of the old warrant liabilities to purchase Series D preferred shares recognized in the 2013 and the three months ended March 31, 2014 income statement has not been adjusted.

e)
Triggering of the Series C preferred shares' anti-dilution clause (pro forma March 31, 2014 income statement)

Upon issuance of the Series E Tranche 1 preferred shares, the Company adjusted the Series C conversion price from USD4.14 to USD3.64. The downward conversion price adjustment was carried out in accordance with the anti-dilution clause in the original Series C financing agreement. As a result of this adjustment, the Series C preferred shares contain a beneficial conversion feature of USD57 thousand and the amount is charged to retained earnings as a deemed dividend. The USD57 thousand charge is not included in the pro forma condensed consolidated statement of income as of December 31, 2013, because it does not have a continuing impact. The adjustment of USD57 thousand on the pro forma condensed consolidated statement of income as of March 31, 2014 represents the reversal of this deemed dividend as it does not have a continuing impact. However, it will be considered in the pro forma earnings per share calculation.

f)
Modification of Skyline's common and preferred shares

Upon issuance of the Series E Tranche 1 preferred shares, the Company modified the redemption rights of the Series D preferred shares (Series D preferred shares are only held by Skyline) and the liquidation rights of Skyline's common shares, Series A preferred shares, Series A-1 preferred shares, and Series B preferred shares. As a result of the redemption clause modification, the Series D preferred shareholders shall have the right to request the Company to purchase its shares after February 28, 2017 but no later than February 28, 2018. The modification is deemed to be a wealth transfer from the common shareholders to the preferred shareholders and will be charged to retain earnings in the amount of USD279 thousand. The amount is not included in the pro forma condense consolidated statement of income as of December 31, 2013, because it does not have a continuing impact. The adjustment of USD279 thousand on the pro forma condensed consolidated statement of income as of March 31, 2014 represents the reversal of this deemed dividend as it does not have a continuing impact. However, it will be considered in the pro forma earnings per share calculation. As a result of the liquidation clause modification, Skyline's common shares and preferred shares will have priority to receive proceeds from the Company upon liquidation over the common shares, Series A preferred shares, Series A-1 preferred shares, Series B preferred shares and Series C preferred shares held by the other investors. This liquidation right given to Skyline is not transferable to a third party. The incremental change in value of the modification is deemed to be immaterial.

Series E Tranche 2 preferred shares

g)
Issuance of preferred shares (pro forma balance sheet adjustment)

The Company issued Series E preferred shares to Kingsoft, Morningside, and IDG for a total consideration of USD110 million. Kingsoft and Morningside exercised the Subscription Right assigned to them by Xiaomi to purchase USD100 million while IDG purchased the remaining USD10 million. Upon the exercise of the Subscription Right, the fair value of the warrant liability of USD27,852 thousand was derecognized. The issuance to IDG contains a BCF of USD1,108 thousand and the amount is initially recognized in APIC and will be amortized to retained earnings or in the absence of retained earnings, by charge against additional paid-in capital as a deemed dividend. No BCF is recorded for the issuance to Kingsoft and Morningside because the adjusted conversion price ofUSD3.66 is higher than the Company's common share fair value of USD3.13 at the time of the issuance. The BCF relating to IDG is calculated based on the difference between the conversion price of USD2.81 and the Company's common share fair value of USD3.13 multiplied by the number of shares into which the preferred shares are convertible into. Issuance cost of USD57 thousand recognized as a reduction of the Series E preferred shares carrying value. The net carrying amount of the Series E preferred shares is reported at USD136,683 thousand after taking into consideration the aggregate impact of the aforementioned items.

h)
Triggering of the Series C preferred shares' anti-dilution clause (pro forma balance sheet adjustment)

Upon issuance of the Series E Tranche 2 preferred shares, the Company adjusted the Series C conversion price from USD3.64 to USD3.63. The downward conversion price adjustment was carried out in accordance with the anti-dilution clause in the original Series C financing agreement. As a result of this adjustment the Series C preferred shares contain a beneficial conversion feature of USD1 thousand and the amount will be charged to retained earnings as a deemed dividend.

i)
Accretion of the Series E preferred shares (pro forma December 31, 2013 and March 31, 2014 income statement adjustment)

The adjustment of USD11,403 thousand and USD3,084 thousand reflects the accretion of the Series E Tranche 2 preferred shares for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. This represents the accretions at a rate of 15% per annum of the original issuance price. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital.

j)
Amortization of beneficial conversion feature (pro forma December 31, 2013 and March 31, 2014 income statement adjustment)

The adjustment of USD289 thousand and USD72 thousand reflects the amortization of the beneficial conversion feature of the Series E Tranche 2 preferred shares for the year ended December 31, 2013 and the three months ended March 31, 2014, as if the issuance of the preferred occurred on January 1, 2013. The BCF of USD1,108 thousand is amortized over a four-year redemption period.

k)
Repurchase transactions (pro forma balance sheet adjustment)

On April 15 and April 24, 2014, the Company repurchased a total number of 23,298,276 common and preferred shares from Skyline and other investors.

For the common shares repurchased, the Company charged the excess of the purchased price over the par value of USD41,566 thousand to additional paid in capital.

For the preferred shares, the Company charged the excess of the purchase price over the carrying value to retain earnings or to additional paid in capital if retain earnings is zero. The adjustments of USD1,359 thousand, USD1,874 thousand, USD8,489 thousand, and USD3,275 thousand (a total of USD14,997 thousand) reflects a deemed dividend from the Company to the preferred shareholders. USD2,486 thousand will be charged to retain earnings and the remaining USD12,511 thousand will be charged to additional paid in capital given that the Company's retain earnings balance has been exhausted. The Series D preferred shares, classified as mezzanine equity, and the Series A, A-1, B, classified as permanent equity, are derecognized upon the repurchase. The shares that will be derecognized only relates to the repurchased shares as stated in the table below. The deemed dividends are calculated based on the difference between the purchase price over the carrying value of the preferred shares as follows:

Amounts expressed in thousands of USD, except for number of shares and per share data	Repurchased shares	Repurchase price	Carrying value at March 31, 2014	Deemed dividends at March 31, 2014	Mezzanine equity impact at March 31, 2014	Par value impact at March 31, 2014	Additional paid-in- capital impact at March 31, 2014	Retained earnings impact at March 31, 2014	Carrying value at January 1, 2013	Deemed dividends at January 1, 2013

		a	b	c=a-b					d	e=a-d
Common shares	14,664,637	41,570	4	41,566	—	(4)	(41,566)	—	4	41,566
Series A preferred shares	477,180	1,359	—	1,359	—	—	(1,359)	—	—	1,359
Series A-1 preferred shares	591,451	1,980	106	1,874	—	—	(1,980)	—	106	1,874
Series B preferred shares	3,756,065	10,968	2,479	8,489	—	(1)	(10,967)	—	2,479	8,489
Series D preferred shares	3,808,943	18,207	14,932	3,275	(14,932)	—	(789)	(2,486)	12,957	5,250

Total	23,298,276	74,084	17,521	56,563	(14,932)	(5)	(56,661)	(2,486)	15,546	58,538

l)
Article 11 pro forma basic and diluted net loss per share

Certain adjustments impacting the income statement have not been reflected in the pro forma condense consolidated statement of income because they do not have a continuing impact. Such adjustments have been reflected in the pro forma earnings per share. These pro forma earnings per share does not reflect the conversion of the preferred shares into common shares upon a Qualified IPO.

Article 11 pro forma basic and diluted net loss per share for the year ended December 31, 2013 was calculated as follows:

Amounts expressed in thousands of USD, except for number of shares and per share data	Year ended December 31, 2013

Numerator:
Net income attributable to Xunlei Limited	10,662
Loss for exchange of warrants of Skyline (3d)	(405)
Contingent BCF of the Series C preferred shares (3e and 3h)	(58)
Deemed dividend to Series D preferred shareholders (3f)	(279)
Accretion to Series D preferred shares redemption value (Note 3)	(2,752)
Accretion to Series E Tranche 1 preferred shares redemption value (3a)	(34,133)
Accretion to Series E Tranche 2 preferred shares redemption value (3i)	(11,403)
Amortisation of BCF of Series E Tranche 1 preferred shares (3b)	(13,094)
Amortisation of BCF of Series E Tranche 2 preferred shares (3j)	(289)
Deemed dividends to Series A preferred shareholder (3k)	(1,359)
Deemed dividends to Series A-1 preferred shareholder (3k)	(1,874)
Deemed dividends to Series B preferred shareholder (3k)	(8,489)
Deemed dividends to Series D preferred shareholder (3k)	(5,250)

Numerator of Article 11 pro forma net loss per share—Basic	(68,723)
Dilutive effect of warrant	—
Dilutive effect of preferred shares	—
Numerator for Article 11 pro-forma net loss per share—Diluted	(68,723)

Denominator:
Denominator for net loss per share—Basic	61,447,372
Repurchase transactions (3k)	(14,664,637)
Denominator for Article 11 pro forma net loss per share—Basic	46,782,735
Denominator for Article 11 pro forma net loss per share—Diluted	46,782,735

Basic net loss per share	(1.47)
Diluted net loss per share	(1.47)

Article 11 pro forma basic and diluted net loss per share for the three months ended March 31, 2014 was calculated as follows:

Amounts expressed in thousands of USD, except for number of shares and per share data	Three months ended March 31, 2014

Numerator:
Net income attributable to Xunlei Limited	418
Loss for exchange of warrants of Skyline (3d)	405
Accretion to Series D preferred shares redemption value (Note 4)	(726)
Accretion to Series E Tranche 1 preferred shares redemption value (3a, Note 1)*	(10,302)
Accretion to Series E Tranche 2 preferred shares redemption value (3i).	(3,084)
Amortisation of BCF of Series E Tranche 1 preferred shares (3b, Note 2)**	(3,274)
Amortisation of BCF of Series E Tranche 2 preferred shares (3j)	(72)

Numerator of Article 11 pro forma net loss per share—Basic	(16,635)
Dilutive effect of warrant	—
Dilutive effect of preferred shares	—
Numerator for Article 11 pro-forma net loss per share—Diluted	(16,635)

Denominator:
Denominator for net loss per share—Basic	61,447,372
Repurchase transactions (3k)	(14,664,637)
Denominator for Article 11 pro forma net loss per share—Basic	46,782,735
Denominator for Article 11 pro forma net loss per share—Diluted	46,782,735

Basic net loss per share	(0.36)
Diluted net loss per share	(0.36)

*      (7,777) [3a] + (2,525) [Note1] = (10,302)

**    (2,341) [3b] + (933) [Note2] = (3,274)

Note: The potential common shares include warrants and preferred shares. Those potential common shares are not included in the calculation of diluted earnings per share as they are anti-dilutive. Therefore, diluted earnings per share is the same as basic earnings per share.

m)
Automatic conversion of preferred shares and adjusted Article 11 pro forma basic and diluted net loss per share

The Series A, A-1, B, C, D and E preferred shares shall automatically be converted into common shares based on the then effective conversion ratio immediately prior to the closing of a Qualified IPO. The conversion ratio of Series A, A-1, B and E preferred shares was 1 for 1. The conversion ratio of the Series C preferred shares for one of the investor is 1 for 1.2654, due to the trigger of an anti-dilution clause in the original Series C investment agreement when the Series D preferred shares were issued as well as the modification of a conversion clause. The conversion ratio of the Series C preferred shares for the other investor is 1 for 1.4423, due to the trigger of an anti-dilution clause in the original Series C investment agreement when the Series D and E preferred shares were issued. The conversion ratio of the Series D preferred shares was 1 for 1.2393, due to the trigger of an anti-dilution clause in the original Series D investment agreement when the Series E preferred shares were issued.

The adjusted Article 11 pro-forma net loss per share for the year ended December 31, 2013 after giving effect to the conversion of the Series A, A-1, B, C, D and E preferred shares into common shares as if the conversion occurred at January 1, 2013, respectively is as follows:

Amounts expressed in thousands of USD, except for number of shares and per share data	Year ended December 31, 2013

Numerator:
Pro forma net loss attributable to common shareholders	(68,723)
Contingent BCF of the Series C preferred shares (3e, 3h)	58
Accretion to Series D preferred shares redemption value (Note 3)	2,752
Accretion to Series E Tranche 1 preferred shares redemption value (3a)	34,133
Accretion to Series E Tranche 2 preferred shares redemption value (3i)	11,403
Amortisation of BCF of Series E Tranche 1 preferred shares (3b)	13,094
Amortisation of BCF of Series E Tranche 2 preferred shares (3j)	289

Numerator for adjusted Article 11 pro forma net loss per share—Basic	(6,994)
Numerator for adjusted Article 11 pro forma net loss per share—Diluted	(6,994)

Denominator:
Denominator for pro forma net loss per share—Basic	46,782,735
Pro-forma effect of conversion preferred shares**	213,975,001
Denominator for adjusted Article 11 pro-forma net loss per share—Basic	260,757,736

Dilutive common share options	—
Pro-forma effect of warrants	—
Denominator for adjusted Article 11 pro forma net loss per share—Diluted	260,757,736

Adjusted Article 11 pro forma net loss per share attributable to common shareholders—Basic	(0.03)
Adjusted Article 11 pro forma net loss per share attributable to common shareholders—Diluted	(0.03)

**    Assumed conversion since January 1, 2013 and thus outstanding for the full period.

Note: The potential common shares include warrants and preferred shares. Those potential common shares are not included in the calculation of diluted earnings per share as they are antidilutive. Therefore, diluted earnings per share is the same as basic earnings per share.

The adjusted Article 11 pro-forma net income per share for the three months ended March 31, 2014 after giving effect to the conversion of the Series A, A-1, B, C, D and E preferred shares into common shares as if the conversion occurred at January 1, 2013, respectively is as follows:

Amounts expressed in thousands of USD, except for number of shares and per share data	Three months ended March 31, 2014

Numerator:
Pro forma net loss attributable to common shareholders	(16,635)
Accretion to Series D preferred shares redemption value (Note 4)	726
Accretion to Series E Tranche 1 preferred shares redemption value (3a, Note 1)*	10,302
Accretion to Series E Tranche 2 preferred shares redemption value (3i)	3,084
Amortisation of BCF of Series E Tranche 1 preferred shares (3b, Note 2)**	3,274
Amortisation of BCF of Series E Tranche 2 preferred shares (3j)	72

Numerator for adjusted Article 11 pro forma net income per share—Basic	823
Fair value change of warrants	(187)
Numerator for adjusted Article 11 pro forma net income per share—Diluted	636

Denominator:
Denominator for Article 11 pro forma net income per share—Basic	46,782,735
Pro-forma effect of conversion preferred shares***	213,975,001
Denominator for adjusted Article 11 pro-forma net income per share—Basic	260,757,736

Dilutive common share options	12,399,591
Pro-forma effect of warrants	56,638,909
Denominator for adjusted Article 11 pro forma net income per share—Diluted	329,796,236

Adjusted Article 11 pro forma net income per share attributable to common shareholders—Basic	0.00
Adjusted Article 11 pro forma net income per share attributable to common shareholders—Diluted	0.00

*      7,777 [3a] + 2,525 [Note1] = 10,302

**    2,341 [3b] + 933 [Note2] = 3,274

*** Assumed conversion since January 1, 2013 and thus outstanding for the full period.

Note: The potential common shares include warrants and preferred shares. Those potential common shares are not included in the calculation of diluted earnings per share as they are antidilutive. Therefore, diluted earnings per share is the same as basic earnings per share.

Footnotes to EPS calculations

Note 1: Accretion of the Series E preferred shares of USD2,525 thousand recorded in the historical financial statement for the three month ended March 31, 2014.

Note 2: Amortization of the BCF of the Series E preferred shares of USD933 thousand recorded in the historical financial statement for the three months ended March 31, 2014.

Note 3: Accretion of the Series D preferred shares of USD4,300 thousand recorded in the historical financial statements for the year ended December 31, 2013, deduct the accretion of the Series D preferred shares repurchased, which was USD1,548 thousand for the year ended December 31, 2013.

Note 4: Accretion of the Series D preferred shares of USD1,153 thousand recorded in the historical financial statements for the three month ended March 31, 2014, deduct the accretion of the Series D preferred shares repurchased, which was USD427 thousand for the three month ended March 31, 2014.

                   American Depositary Shares

Representing                      Class A common shares

Prospectus

J.P. Morgan	Citigroup
Stifel

Oppenheimer & Co.

                  , 2014.

Part II

Information not required in prospectus

Item 6.    Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of each of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, otherwise than by reason of his own dishonesty, actual fraud or willful default, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.7 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent sales of unregistered securities.

During the past three years, we have issued and sold the following securities described below without registering the securities under the Securities Act. None of the transactions involved a public offering or an underwriter.

Purchaser	Date of sale or issuance	Type and number of securities(1)	Consideration (US$)	Exemption from registration claimed
Vantage Point Global Limited	April 7, 2011	4,205,100 common shares(2)	Services of Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, to our company	Rule 701 or Regulation S under the Securities Act
Aiden & Jasmine Limited	April 7, 2011	4,205,100 common shares(2)	Services of Mr. Hao Cheng, our co-founder and director, to our company	Rule 701 or Regulation S under the Securities Act
RW Investments LLC	April 14, 2011	5,613,699 series C preferred shares	29.4 million	Section 4(2) of the Securities Act or Regulation S under the Securities Act(3)
CRP Holdings Limited	April 14, 2011	114,565 series C preferred shares	600,000	Section 4(2) of the Securities Act or Regulation S under the Securities Act(3)
Skyline Global Company Holdings Limited	February 6, 2012 and March 1, 2012	10,580,397 series D preferred shares and warrants to purchase 2,218,935 common shares	37.5 million	Section 4(2) of the Securities Act or Regulation S under the Securities Act(3)
Leading Advice Holdings Limited	November 12, 2013	9,073,732 common shares(4)	Par value of 0.00025 per share	Rule 701 or Regulation S under the Securities Act
Xiaomi Ventures Limited	March 5, 2014 and April 24, 2014	A total of 70,977,058 series E preferred shares, and a warrant, as amended, to purchase an additional 17,744,264 series E preferred shares	200 million	Regulation S under the Securities Act
Skyline Global Company Holdings Limited	March 5, 2014	Warrants, as amended, to purchase 3,406,899 series E preferred shares	in connection with the issuance of series E preferred shares	Section 4(2) of the Securities Act or Regulation S under the Securities Act(3)
King Venture Holdings Limited	April 24, 2014	31,939,676 series E preferred shares	US$90,000,000	Regulation S under the Securities Act

Purchaser	Date of sale or issuance	Type and number of securities(1)	Consideration (US$)	Exemption from registration claimed
Morningside China TMT Special Opportunity Fund, L.P.	April 24, 2014	3,233,399 series E preferred shares	US$9,111,111	Regulation S under the Securities Act
Morningside China TMT Fund III Co-Investment, L.P.	April 24, 2014	315,454 series E preferred shares	US$888,889	Regulation S under the Securities Act
IDG Technology Venture Investment V, L.P.	April 24, 2014	3,548,853 series E preferred shares	US$10,000,000	Regulation S under the Securities Act
Directors, executive officers and employees and consultants of our company	Various dates	Options to purchase 21,374,267 common shares and 6,767,618 restricted shares (excluding those forfeited)(5)	Services to our company	Rule 701 or Regulation S under the Securities Act

(1)   After giving effect to the 4-for-1 share split effected on January 21, 2011.

(2)   The Registrant granted an option to purchase 4,205,100 common shares to each of its co-founders, Mr. Sean Shenglong Zou and Mr. Hao Cheng, in 2006 and issued the equivalent number of common shares to Vantage Point Global Limited, a British Virgin Islands company beneficially owned by Mr. Zou, and Aiden & Jasmine Limited, a British Virgin Islands company beneficially owned by Mr. Cheng, in April 2011 upon the founders' exercise of their fully vested options.

(3)   The purchaser in this transaction was either (a) an accredited investor within the definition set forth in Rule 501 under the Securities Act, or (b) a non-U.S. person that was not subscribing for the securities for the account or benefit of any U.S. person. "U.S. person" was as defined in Regulation S under the Securities Act.

(4)   The shares were issued and sold at a par value to the purchaser who would hold such shares in the capacity of the plan administrator under the 2013 Plan adopted by the Registrant in November 2013. See "Management—Share Incentive Plans—2013 Plan" in the prospectus which forms part of this registration statement for details of the Plan.

(5)   All the options were granted pursuant to the 2010 Plan adopted by the Registrant in December 2010 and all restricted shares were granted pursuant to the 2013 Plan adopted by the Registrant in November 2013. See Management—Share Incentive Plans—2010 Plan" in the prospectus which forms part of this registration statement for details of the Plan.

Item 8.   Exhibits and financial statement schedules.

(a)
Exhibits

See Exhibit index beginning on page II-9 of this registration statement.

(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on May 23, 2014.

Xunlei Limited
By:	/s/ SEAN SHENGLONG ZOU Name: Sean Shenglong Zou Title: Chairman and Chief Executive Officer

 Powers of attorney

Each person whose signature appears below constitutes and appoints Sean Shenglong Zou and Tao Thomas Wu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SEAN SHENGLONG ZOU Sean Shenglong Zou	Chairman and Chief Executive Officer (principal executive officer)	May 23, 2014

/s/ TAO THOMAS WU Tao Thomas Wu	Chief Financial Officer (principal financial and principal accounting officer)	May 23, 2014

/s/ HAO CHENG Hao Cheng	Director	May 23, 2014

/s/ QIN LIU Qin Liu	Director	May 23, 2014

/s/ QUAN ZHOU Quan Zhou	Director	May 23, 2014

Signature	Title	Date

/s/ YANG WANG Yang Wang	Director	May 23, 2014

/s/ FENG HONG Feng Hong	Director	May 23, 2014

/s/ CHUAN WANG Chuan Wang	Director	May 23, 2014

/s/ HONGJIANG ZHANG Hongjiang Zhang	Director	May 23, 2014

/s/ PENG HUANG Peng Huang	Director	May 23, 2014

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, the undersigned, the duty authorized representative in the United States of Xunlei Limited has signed this registration statement or amendment thereto in New York on May 23, 2014.

Authorized U.S. Representative
By:	/s/ AMY SEGLER Name: Amy Segler Title: Service of Process Officer, Law Debenture Corporate Services Inc.

Xunlei Limited

Exhibit index

Exhibit number	Description of document
1.1*	Form of Underwriting Agreement.
3.1	Seventh Amended and Restated Memorandum and Sixth Amended and Restated Articles of Association of the Registrant, as currently in effect.
3.2*	Eighth Amended and Restated Memorandum and Seventh Amended and Restated Articles of Association of the Registrant, as effective upon the completion of this offering.
4.1*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3).
4.2*	Registrant's Specimen Certificate for Common Shares.
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4	Seventh Amended and Restated Shareholders Agreement dated as of April 24, 2014, among the Registrant and its subsidiaries, Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, the common shareholders and the preferred shareholders of the Registrant listed thereunder.
4.5	Series D Preferred Share Purchase Agreement, among the Registrant, Skyline Global Company Holding Limited and other parties therein, dated as of January 31, 2012.
4.6	Series E Preferred Share Purchase Agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of February 13, 2014.
4.7	Warrant issued by the Registrant to Xiaomi Ventures Limited dated as of March 5, 2014
4.8	Warrant issued by the Registrant to Skyline Global Company Holdings Limited, dated as of March 5, 2014
4.9	Supplemental Agreement to Series E Preferred Share Purchase Agreement, among the Registrant, Xiaomi Ventures Limited and other parties therein, dated as of March 20, 2014.
4.10	Series E Preferred Share Purchase Agreement, among the Registrant, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-Investment, L.P. and IDG Technology Venture Investment V, L.P., dated as of April 3, 2014.
5.1*	Opinion of Maples and Calder regarding the validity of the common shares being registered.
8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters.
8.3	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.2).

Exhibit number	Description of document
10.1	2010 Share Incentive Plan.
10.2	2013 Share Incentive Plan.
10.3	Letter Agreement signed by Leading Advice Holdings Limited in relation to 2013 Share Incentive Plan of the Registrant, dated as of March 20, 2014.
10.4	2014 Share Incentive Plan.
10.5	Letter Agreement signed by Leading Advice Holdings Limited in relation to 2014 Share Incentive Plan of the Registrant, dated as of May 5, 2014.
10.6	Letter Agreement signed by Leading Advice Holdings Limited in relation to 2013 Share Incentive Plan and 2014 Share Incentive Plan of the Registrant, dated as of May 19, 2014.
10.7*	Form of Indemnification Agreement with the Registrant's Directors and Officers.
10.8*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.
10.9	English Translation of Business Operation Agreement, dated as of November 15, 2006, as amended on March 1, 2012, among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei.
10.10	English Translation of Equity Pledge Agreement, dated as of November 15, 2006, as amended on May 10, 2011, March 1, 2012 and March 10, 2014, among Giganology Shenzhen and the shareholders of Shenzhen Xunlei.
10.11	English Translation of Power of Attorney, dated as of May 10, 2011, between Giganology Shenzhen and Shenglong Zou.
10.12	English Translation of Power of Attorney, dated as of May 10, 2011, between Giganology Shenzhen and Hao Cheng.
10.13	English Translation of Power of Attorney, dated as of May 10, 2011, between Giganology Shenzhen and Fang Wang.
10.14	English Translation of Power of Attorney, dated as of May 10, 2011, between Giganology Shenzhen and Jianming Shi.
10.15	English Translation of Power of Attorney, dated as of May 10, 2011, between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd.
10.16	English Translation of Exclusive Technical Support and Services Agreement, dated as of September 16, 2005, as amended on November 15, 2006 and March 10, 2014, between Giganology Shenzhen and Shenzhen Xunlei.
10.17	English Translation of Exclusive Technology Consulting and Training Agreement, dated as of September 16, 2005, as amended on November 15, 2006 and March 10, 2014, between Giganology Shenzhen and Shenzhen Xunlei.
10.18	English Translation of Proprietary Technology License Contract, dated as of March 1, 2012, between Giganology Shenzhen and Shenzhen Xunlei.
10.19	English Translation of Intellectual Properties Purchase Option Agreement dated as of March 1, 2012, as amended on March 10, 2014, between Giganology Shenzhen and Shenzhen Xunlei.

Exhibit number	Description of document
10.20	English Translation of Loan Agreement, dated as of December 22, 2010, as amended on March 1, 2012 and March 10, 2014, among Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi.
10.21	English Translation of Loan Agreement, dated as of May 10, 2011, as amended on March 1, 2012, between Giganology Shenzhen and Sean Shenglong Zou.
10.22	English Translation of Equity Interests Disposal Agreement, dated as of November 15, 2006, as amended on May 10, 2011, between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi.
10.23	English Translation of Technology Development and Software License Framework Agreement dated as of December 24, 2013, between Shenzhen Xunlei and Xunlei Computer.
10.24*	Content Protection Agreement.
21.1	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers, an Independent Registered Public Accounting Firm.
23.2*	Consent of Maples and Calder (included in Exhibit 5.1).
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).
23.4	Consent of Zhong Lun Law Firm (included in Exhibit 99.2).
23.5	Consent of iResearch Consulting Group.
23.6	Consent of Analysys International.
24.1	Powers of Attorney (included on signature page).
99.1*	Code of Business Conduct and Ethics of the Registrant.
99.2	Opinion of Zhong Lun Law Firm regarding certain PRC legal matters.

*
to be filed by amendment.